As filed with the Securities and Exchange Commission on August 31, 2018

Registration No. 333-226329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONAGRA BRANDS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2000	47-0248710
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

222 Merchandise Mart Plaza, Suite 1300

Chicago, Illinois 60654

(312) 549-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Colleen R. Batcheler

Executive Vice President, General Counsel and Corporate Secretary

Conagra Brands, Inc.

222 Merchandise Mart Plaza, Suite 1300

Chicago, Illinois 60654

(312) 549-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Peter E. Izanec, Esq. Timothy P. FitzSimons, Esq. Michael J. Solecki, Esq. Bradley C. Brasser, Esq. Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939	M. Kelley Maggs, Esq. Executive Vice President, Secretary and General Counsel Pinnacle Foods Inc. 399 Jefferson Road Parsippany, New Jersey 07054 (973) 541-6620	Robert I. Townsend, III, Esq. O. Keith Hallam, III, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act.

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Shares of Common Stock, par value $5.00 per share	77,434,205(2)	N/A	$2,650,696,597(3)	$330,012

(1)

This registration statement relates to shares of common stock, par value $5.00 per share, of the registrant issuable to holders of common stock, par value $0.01 per share, of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), pursuant to the Agreement and Plan of Merger, dated as of June 26, 2018, by and among the registrant, Pinnacle and Patriot Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the registrant.

(2)

Represents the estimated maximum number of shares of common stock of the registrant to be issued in connection with the merger described herein. The number of shares of common stock of the registrant is based on the product of (i) 119,239,613, which represents the number of shares of Pinnacle common stock outstanding as of August 28, 2018 multiplied by (ii) 0.6494, which is the exchange ratio under the merger agreement.

(3)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 and computed pursuant to Rule 457(c) and 457(f) of the Securities Act of 1933. The proposed maximum offering price is equal to the product of (a) $65.34, the average of the high and low prices per share of shares of Pinnacle common stock as reported on the New York Stock Exchange on July 24, 2018 and (b) the estimated number of shares of Pinnacle common stock that may be exchanged for the merger consideration, including shares reserved for issuance under equity awards that will be cashed out in the merger, less (b) the estimated aggregate amount of cash to be paid by the registrant as merger consideration.

(4)

Determined in accordance with Section 6(b) of the Securities Act of 1933 at a rate equal to $124.50 per $1,000,000 of the proposed maximum aggregate offering price. The registrant previously paid a $329,521 registration fee in connection with the initial filing of this registration statement on July 25, 2018. A registration fee of $491 is being transmitted herewith.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Conagra may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which the proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED AUGUST 31, 2018

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

[                    ], 2018

Dear Fellow Stockholders:

On June 26, 2018, Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”), with Conagra Brands, Inc., a Delaware corporation (“Conagra”), and Patriot Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Conagra (“Merger Sub”).

The merger agreement provides for Merger Sub to be merged with and into Pinnacle (the “merger”), after which Pinnacle will survive the merger as a wholly owned subsidiary of Conagra. If the merger is completed, for each share of Pinnacle common stock you own, you will receive (unless you seek appraisal and comply with all related statutory requirements of the General Corporation Law of the State of Delaware (the “DGCL”)) $43.11 in cash without interest (the “cash consideration”), and 0.6494 shares of Conagra common stock (the “stock consideration”, and together with the cash consideration, the “merger consideration”). Based on the volume weighted average price per share of Conagra common stock for the five consecutive trading days ending June 21, 2018 on the New York Stock Exchange (“NYSE”), the merger consideration represented approximately $68.00 per share of Pinnacle common stock. This price represented a premium of approximately 23.2% to the closing price of Pinnacle common stock of $55.20 on NYSE on April 19, 2018 (which was the last trading day prior to the announcement that Jana Partners LLC had made a substantial investment in Pinnacle, leading to speculation that Pinnacle would consider a potential sale transaction) and a premium of approximately 0.2% to the closing price of Pinnacle common stock of $67.86 on NYSE on June 26, 2018, the last trading day before the public announcement of the merger agreement. Based on the closing price of $[            ] per share of Conagra common stock on NYSE on [                    ], 2018, the last practicable date before the date of this proxy statement/prospectus, the merger consideration represented approximately $[            ] per share of Pinnacle common stock. Changes in the market price of shares of Conagra common stock prior to the closing of the merger will affect the value of the stock consideration. Accordingly, we urge you to obtain current market quotations for shares of Conagra common stock before deciding whether to vote “FOR” adoption of the merger agreement. Shares of Pinnacle common stock are currently traded on NYSE under the symbol “PF”, and shares of Conagra common stock are currently traded on NYSE under the symbol “CAG”.

In connection with the merger, Pinnacle will hold a special meeting of its stockholders (the “special meeting”) to adopt the merger agreement and to consider and vote on certain other matters. The affirmative vote of the holders of a majority of all outstanding shares of Pinnacle common stock entitled to vote on the merger proposal is required to adopt the merger agreement. Stockholders of record as of September 4, 2018 (the “record date”) are entitled to vote to adopt the merger agreement and for the other proposals presented at the special meeting.

YOUR VOTE IS VERY IMPORTANT

Information about the special meeting, the merger and the other business to be considered by the Pinnacle stockholders at the special meeting is contained in the accompanying proxy statement/prospectus, which we urge you to read in its entirety. In particular, see the section titled “Risk Factors” beginning on page 40 of the accompanying proxy statement/prospectus.

The Pinnacle board of directors (the “Pinnacle board”) has unanimously approved the merger agreement and declared in the best interest of the Pinnacle stockholders the acquisition of Pinnacle by Conagra by means of the merger and directed that the merger agreement be submitted to the Pinnacle stockholders for their adoption. The Pinnacle board recommends that the Pinnacle stockholders vote (1) “FOR” the proposal to adopt the merger agreement; (2) “FOR” the proposal to approve, on a nonbinding, advisory basis, the compensation that may be paid or may become payable to Pinnacle’s named executive officers in connection with, or following, the closing of the merger (the “merger-related compensation”); and (3) “FOR” any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

If you have any questions concerning the merger, the special meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of Pinnacle common stock, please contact Pinnacle’s proxy solicitor:

1407 Broadway, 27th Floor

New York, NY 10018

pfproxy@mackenziepartners.com

(212) 929-5500 or toll-free (800) 322-2885

Sincerely,

Roger K. Deromedi

Independent Chairman of the Board of Directors and Lead Director

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the transactions contemplated by the merger agreement or the securities to be issued under the accompanying proxy statement/prospectus or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [                    ] and is first being mailed to the Pinnacle stockholders on or about [                    ], 2018.

Notice of Special Meeting of Stockholders of Pinnacle

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

[                    ], 2018

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Fellow Stockholders:

Notice is hereby given that a special meeting of stockholders (the “special meeting”) of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), will be held on [                    ], 2018 at [            ] (Eastern [Daylight] Time). Only Pinnacle stockholders of record at the close of business on September 4, 2018, the record date, are entitled to receive this notice and to vote at the special meeting or any adjournment or postponement of that meeting. The special meeting has been called for the following purposes:

1. Adoption of the Merger Agreement. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 26, 2018 (as it may be amended from time to time, the “merger agreement”), by and among Pinnacle, Conagra Brands, Inc., a Delaware corporation (“Conagra”), and Patriot Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Conagra (“Merger Sub”), pursuant to which, among other things, Merger Sub will be merged with and into Pinnacle, with Pinnacle surviving the merger as a subsidiary of Conagra (the “merger”);

2. Advisory Vote Regarding Merger-Related Compensation. To consider and vote on a nonbinding, advisory proposal to approve the compensation that may be paid or may become payable to Pinnacle’s named executive officers in connection with, or following, the closing of the merger (the nonbinding, advisory proposal, which we refer to as the “nonbinding compensation proposal”, relates only to contractual obligations of Pinnacle in existence prior to the closing of the merger that may result in a payment to Pinnacle’s named executive officers in connection with, or following, the closing of the merger and does not relate to any new compensation or other arrangements between Pinnacle’s named executive officers and Conagra or, following the merger, the surviving corporation and its subsidiaries); and

3. Adjournment or Postponement of the Special Meeting. To consider and vote upon any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement (the “adjournment”).

The Pinnacle board of directors (the “Pinnacle board”) has unanimously approved the merger agreement and declared in the best interest of the Pinnacle stockholders the acquisition of Pinnacle by Conagra by means of the merger and directed that the merger agreement be submitted to the Pinnacle stockholders for their adoption. The merger agreement will be adopted upon receiving the affirmative vote of the holders of a majority of all outstanding shares of Pinnacle common stock entitled to vote thereon at the special meeting.

Whether or not you plan to attend the special meeting, it is important that you submit your proxy with voting instructions as soon as possible. To ensure your shares are voted, you may vote your shares over the Internet, by telephone or by requesting a paper proxy card to complete, sign and return by mail. Internet and telephone voting procedures are described in the section of the proxy statement/prospectus under the heading “Special Meeting of Pinnacle Stockholders—Voting of Proxies” and on the proxy card.

The Pinnacle board unanimously recommends that the Pinnacle stockholders vote “FOR” the proposal to adopt the merger agreement; “FOR” the nonbinding compensation proposal; and “FOR” any adjournment.

By Order of the Board of Directors,

M. Kelley Maggs

Executive Vice President, Secretary and General Counsel

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of Pinnacle for its special meeting of stockholders and the prospectus of Conagra relating to the offer and sale of its common stock to be issued to Pinnacle stockholders in the merger. The accompanying proxy statement/prospectus incorporates important business and financial information about Conagra and Pinnacle from documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into the accompanying proxy statement/prospectus by requesting them in writing, via email or by telephone, from Conagra or Pinnacle at the following addresses and telephone numbers:

Conagra Brands, Inc. 222 Merchandise Mart Plaza, Suite 1300 Chicago, Illinois 60654 Attention: Investor Relations Email: ir@conagra.com Telephone: (312) 549-5000	Pinnacle Foods Inc. 399 Jefferson Road Parsippany, New Jersey Attention: Investor Relations Email: jennifer.halchak@pinnaclefoods.com Telephone: (973) 541-6620

In addition, if you have questions about the merger or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need to obtain a proxy card or other information related to the proxy solicitation, please contact MacKenzie Partners, Inc., Pinnacle’s proxy solicitor, toll-free at (800) 322-2885 or (212) 929-5500 or by email: pfproxy@mackenziepartners.com. You will not be charged for any of these documents that you request.

If you would like to request any documents, please do so at least one week before the date of the special meeting to give us time to get them to you before the special meeting.

See the section titled “Where You Can Find More Information” beginning on page 160 of the accompanying proxy statement/prospectus for further information.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Conagra, constitutes a prospectus of Conagra under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to shares of Conagra common stock to be issued to Pinnacle stockholders under the merger agreement. This proxy statement/prospectus also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Pinnacle stockholders, at which meeting Pinnacle stockholders will be asked to vote upon a proposal to adopt the merger agreement, among other things.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of [                    ], 2018. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Pinnacle stockholders nor the issuance by Conagra of its shares of common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Information contained in this proxy statement/prospectus regarding Pinnacle has been provided by Pinnacle and information contained in this proxy statement/prospectus regarding Conagra has been provided by Conagra.

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QUESTIONS AND ANSWERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger, the merger agreement, certain voting procedures and other matters with respect to the special meeting. These questions and answers may not address all questions that may be important to Pinnacle stockholders. To better understand these matters, and for a more complete description of the terms of the merger agreement, the merger and the other transactions contemplated thereby, including certain risks relating to the merger and Conagra following the merger, and the other matters to be voted on and the proceedings to be conducted at the special meeting, you should carefully read this entire proxy statement/prospectus, including each of the attached annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:

On June 26, 2018, Pinnacle, Conagra and Merger Sub entered into the merger agreement, which provides for the merger of Merger Sub, a direct wholly owned subsidiary of Conagra, with and into Pinnacle, with Pinnacle surviving the merger as a direct wholly owned subsidiary of Conagra (the “surviving corporation”). In order to complete the merger, Pinnacle stockholders must vote to adopt the merger agreement. This document is being delivered to you as both a proxy statement of Pinnacle and a prospectus of Conagra in connection with the merger. It is the proxy statement by which the Pinnacle board is soliciting proxies from you to vote in favor of the proposal to adopt the merger agreement at the special meeting or at any adjournment or postponement of the special meeting. This document is also the prospectus for the offering by Conagra of shares of Conagra common stock to pay for the stock portion of the merger consideration, as described below.

Q:	What is the proposed transaction?

A:

The proposed transaction is the acquisition of Pinnacle by Conagra by means of the merger of Merger Sub, which is a wholly owned subsidiary of Conagra, with and into Pinnacle pursuant to the merger agreement. Following the effective time of the merger, Pinnacle will be a direct wholly owned subsidiary of Conagra. Conagra will issue approximately [            ] shares of Conagra common stock to Pinnacle stockholders in the merger (including shares of Conagra common stock to be issued in connection with outstanding Pinnacle equity awards). As a result of these issuances, current Conagra stockholders and Pinnacle stockholders are expected to hold approximately [    ]% and [    ]%, respectively, of Conagra’s outstanding shares of common stock immediately following the closing of the merger.

Q:	What is the amount of cash and the number of shares of Conagra common stock that I will be entitled to receive for my shares of Pinnacle common stock?

A:

If the merger agreement is adopted by the Pinnacle stockholders and the merger is subsequently completed, each issued and outstanding share of Pinnacle common stock (other than appraisal shares (as defined below) and shares of Pinnacle common stock owned by Pinnacle, Conagra, Merger Sub or any direct or indirect wholly owned subsidiary of Pinnacle or Conagra, and in each case, not held on behalf of third parties) will be converted into the right to receive (i) $43.11 in cash without interest and (ii) 0.6494 shares of Conagra common stock (together, the “merger consideration”).

Conagra will not issue any fractional shares of Conagra common stock in the merger and a Pinnacle stockholder who otherwise would have received a fraction of a share of Conagra common stock will receive a cash payment in lieu thereof, without interest, rounded down to the nearest whole cent, equal to the fraction of a share of Conagra common stock (after taking into account all shares of Conagra common stock held by such holder at the effective time of the merger and rounded to the nearest one-thousandth when expressed in decimal form to which such holder would otherwise be entitled) multiplied by the average of the closing prices per share of Conagra common stock on NYSE for the ten full trading days ending on the second business day immediately preceding the date on which the effective time of the merger occurs. See the section titled “The Merger Agreement—Merger Consideration” contained in this proxy statement/prospectus.

Q:	What will happen to outstanding Pinnacle equity awards in the merger?

A:	At the effective time of the merger, subject to all required withholding taxes:

Pinnacle options

•

Each outstanding option to purchase shares of Pinnacle common stock (a “Pinnacle option”) that is unvested immediately prior to the effective time of the merger will be converted into a cash-settled stock appreciation right relating to a number of shares of Conagra common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Pinnacle common stock subject to the unvested Pinnacle option immediately prior to the effective time of the merger multiplied by (ii) the equity award exchange ratio (described below), at a base price per share (rounded up to the nearest whole cent) equal to (x) the exercise price of such Pinnacle option divided by (y) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle option immediately prior to the effective time of the merger (subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described below). The equity award exchange ratio is the sum of (A) the exchange ratio of 0.6494 plus (B) the quotient of (1) the cash consideration divided by (2) the average of the closing prices per share of Conagra common stock on NYSE for the ten full trading days ending on the second business day immediately preceding the date on which the effective time of the merger occurs;

•

Each outstanding Pinnacle option that is vested immediately prior to the effective time of the merger will automatically be canceled in exchange for the right to receive an amount, solely in cash, equal to the number of shares of Pinnacle common stock subject to such Pinnacle option immediately prior to the effective time of the merger multiplied by the excess, if any, of the equity award cash-out consideration (described below) over the exercise price per share of such Pinnacle option. The equity award cash-out consideration is the sum of (i) the cash consideration and (ii) the product of (A) the exchange ratio multiplied by (B) the average of the closing prices per share of Conagra common stock on NYSE for the ten full trading days ending on the second business day immediately preceding the date on which the effective time of the merger occurs;

Pinnacle RSUs

•

Each outstanding restricted stock unit of Pinnacle subject only to time-based vesting requirements (a “Pinnacle RSU”) that is unvested immediately prior to the effective time of the merger will be converted into a cash-settled restricted stock unit relating to a number of shares of Conagra common stock (rounded up to the nearest whole share) equal to (i) the number of shares of Pinnacle common stock subject to the unvested Pinnacle RSU immediately prior to the effective time of the merger multiplied by (ii) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle RSU immediately prior to the effective time of the merger (subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described below);

•

Each outstanding Pinnacle RSU that is vested immediately prior to the effective time of the merger, will be canceled and converted into the right to receive an amount in cash equal to the equity award cash-out consideration and an amount in cash equal to any accumulated and unpaid dividend equivalents;

Pinnacle PSUs

•

Each outstanding restricted stock unit of Pinnacle subject to performance-based vesting requirements (a “Pinnacle PSU”) that is unvested immediately prior to the effective time of the merger will be canceled and converted into a time-based cash-settled restricted stock unit related to a number of shares of Conagra common stock (rounded up to the nearest whole share) equal to (i) the number of shares of Pinnacle common stock subject to the unvested Pinnacle PSU immediately prior to the effective time of the merger, based on actual performance, as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger, multiplied by (ii) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle PSU immediately prior to the effective time of the merger (other than performance-based vesting conditions and subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described below);

•

Each outstanding Pinnacle PSU that is vested immediately prior to the effective time of the merger will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Pinnacle common stock underlying such Pinnacle PSU, based on actual performance, as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger and (ii) the equity award cash-out consideration plus an amount in cash equal to any accumulated and unpaid dividend equivalents with respect to such vested Pinnacle PSU;

Pinnacle PSAs

•

Each outstanding unvested Pinnacle performance-based restricted share award will be deemed to be two separate awards, the issued restricted share portion (a “Pinnacle PSA”), which will become vested based on actual performance as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger, and the performance share unit portion of which will be treated as an unvested Pinnacle PSU as set forth above; and

•

Each vested Pinnacle PSA (including the portion that vests in accordance with the foregoing) will be canceled and converted into the right to receive the merger consideration and an amount in cash equal to any accumulated and unpaid dividend equivalents.

See the section titled “The Merger Agreement—Treatment of Pinnacle Equity Awards” contained in this proxy statement/prospectus.

Q:	Do any of Pinnacle’s directors or executive officers have any interests in the merger that are different from, or in addition to, my interests as a stockholder?

A:

In considering the proposals to be voted on at the special meeting, you should be aware that Pinnacle’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Pinnacle stockholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, potential severance benefits and other payments and rights to ongoing indemnification and insurance coverage. The members of the Pinnacle board were aware of and considered these interests in reaching the determination to approve the merger agreement and recommend that the holders of Pinnacle common stock vote their shares to adopt the merger agreement. For more information, please see the section titled “The Merger Agreement Proposal—Interests of Pinnacle’s Directors and Executive Officers in the Merger” contained in this proxy statement/prospectus.

Q:	How does the merger consideration compare to the market price of Pinnacle common stock?

A:

Based on the volume weighted average price per share of Conagra common stock for the five consecutive trading days ending June 21, 2018 on NYSE, the merger consideration represented approximately $68.00 per share of Pinnacle common stock. This price represented a premium of approximately 23.2% to the closing price of Pinnacle common stock of $55.20 on NYSE on April 19, 2018 (which was the last trading day prior to the announcement that Jana Partners LLC had made a substantial investment in Pinnacle, leading to speculation that Pinnacle would consider a potential sale transaction) and a premium of approximately 0.2% to the closing price of Pinnacle common stock of $67.86 on NYSE on June 26, 2018, the last trading day before the public announcement of the merger agreement. Based on the closing price of $[ ] per share of Conagra common stock on NYSE on [ ], 2018, the last practicable date before the date of this proxy statement/prospectus, the merger consideration represented approximately $[ ] per share of Pinnacle common stock.

Changes in the market price of shares of Conagra common stock prior to the closing of the merger will affect the value of the stock consideration. Accordingly, we urge you to obtain the latest market quotations for shares of Conagra common stock prior to submitting your vote or attending the special meeting. Shares of Pinnacle common stock are currently traded on NYSE under the symbol “PF”, and shares of Conagra common stock are currently traded on NYSE under the symbol “CAG”.

Q:	What am I being asked to consider and vote on?

A:	Pinnacle stockholders are being asked to consider and vote on the following proposals:

(1)	to adopt the merger agreement;

(2)	to approve the nonbinding compensation proposal; and

(3)	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

Q:	How does the Pinnacle board recommend that I vote on the matters to be considered at the special meeting?

A:	The Pinnacle board unanimously recommends that Pinnacle stockholders vote:

•	“FOR” the proposal to adopt the merger agreement;

•	“FOR” the nonbinding compensation proposal; and

•	“FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

See the section titled “The Merger Agreement Proposal—Recommendation of the Pinnacle Board and its Reasons for the Merger” contained in this proxy statement/prospectus.

In considering the recommendation of the Pinnacle board with respect to the merger agreement, you should be aware that some of Pinnacle’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Pinnacle stockholders generally. See the section titled “The Merger Agreement Proposal —Interests of Pinnacle’s Directors and Executive Officers in the Merger” contained in this proxy statement/prospectus.

Q:	Why is the Pinnacle board recommending that I vote “FOR” the proposal to adopt the merger agreement?

A:

After careful consideration, the Pinnacle board unanimously determined that it is advisable and in the best interests of Pinnacle and its stockholders for Pinnacle to enter into the merger agreement and consummate the merger and the transactions contemplated thereby. Therefore, after such consideration, the Pinnacle board unanimously approved the merger agreement and declared in the best interest of the Pinnacle stockholders the acquisition of Pinnacle by Conagra by means of the merger and directed that the merger agreement be submitted to the Pinnacle stockholders for their adoption. In reaching its decision to approve and declare advisable the merger agreement and to recommend that Pinnacle stockholders adopt the merger agreement, approve the nonbinding compensation proposal and approve the proposal regarding adjournment of the special meeting, if necessary or appropriate, by the Pinnacle stockholders, the Pinnacle board consulted with Pinnacle’s management, as well as its legal and financial advisors, and considered its fiduciary obligations, due diligence matters and the terms of the merger agreement. The Pinnacle board also considered each of the items set forth under the section titled “The Merger Agreement Proposal—Recommendation of the Pinnacle Board and its Reasons for the Merger” contained in this proxy statement/prospectus.

Q:	How do Pinnacle’s directors and executive officers intend to vote?

A:

Pinnacle’s directors and executive officers who hold shares of Pinnacle common stock have informed Pinnacle that they intend, as of the date hereof, to vote all of their shares of Pinnacle common stock in favor of each of the proposals to be considered at the special meeting, although none of them has entered into any agreement obligating them to do so. At the close of business on the record date, directors and executive officers of Pinnacle and their affiliates were entitled to vote approximately [            ] shares of Pinnacle common stock, or approximately [    ]% of the shares of Pinnacle common stock outstanding on that date.

Q:	What will happen in the merger?

A:

If the merger is completed, Merger Sub will be merged with and into Pinnacle, with Pinnacle surviving the merger as a direct wholly owned subsidiary of Conagra. The merger will be effective when the parties file a certificate of merger with the Secretary of State of the State of Delaware, unless Conagra and Pinnacle agree to a later time and so specify that time in the certificate of merger. Throughout this proxy statement/prospectus, this date and time is referred to as the “effective time” of the merger.

Following the effective time of the merger, and in any event no more than 10 calendar days after the closing date, Pinnacle common stock will be delisted from NYSE and deregistered under the Exchange Act and, accordingly, Pinnacle will no longer be a public company or be required to file periodic or current reports with the SEC in respect of Pinnacle common stock.

Q:	What vote of Pinnacle stockholders is required to adopt the merger agreement?

A:

The proposal to adopt the merger agreement (the “merger agreement proposal”) must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Pinnacle common stock entitled to vote thereon at the special meeting. Abstentions will have the same effect as a vote “AGAINST” the merger agreement proposal.

Q:	What vote of Pinnacle stockholders is required to approve the other matters to be considered at the special meeting?

A:

Assuming a quorum is present, approval of the nonbinding compensation proposal requires the affirmative vote of the holders of a majority of those shares of Pinnacle common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. The vote to approve the nonbinding compensation proposal is not a condition to the closing of the merger and the nonbinding compensation proposal is advisory in nature and will not be binding on Conagra or Pinnacle. Accordingly, regardless of the outcome of the vote on the nonbinding compensation proposal, if the merger agreement is adopted and the merger is completed, the merger-related compensation may be paid or become payable to Pinnacle’s named executive officers in connection with the merger. Abstentions will have the same effect as a vote “AGAINST” the nonbinding compensation proposal, while failures to vote and broker non-votes will have no effect on the outcome of the vote on the nonbinding compensation proposal.

The proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement (the “adjournment proposal”) requires the affirmative vote of holders of a majority of those shares of Pinnacle common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether a quorum is present. Unless the Pinnacle board fixes a new record date for the adjourned special meeting, the adjourned special meeting is more than 30 days after the date of the original special meeting, or law otherwise requires, no notice of the adjourned special meeting will be required so long as (i) the time and place to which the special meeting is adjourned, and the means of remote communications, if any, by which holders of Pinnacle common stock may be deemed to be present or represented by proxy and vote at such adjourned meeting are announced at the original special meeting and (ii) at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting. Abstentions will have the same effect as a vote “AGAINST” a proposal to adjourn the special meeting, while failures to vote and broker non-votes will have no effect on the outcome of the vote.

Q:	Who is entitled to vote at the special meeting?

A:

You are entitled to vote your Pinnacle common stock at the special meeting if Pinnacle’s records show that you held your shares as of the close of business on September 4, 2018, the record date. At the close of business on the record date, there were [                ] shares of Pinnacle common stock outstanding, held by approximately [    ] holders of record.

Q:	How many votes am I entitled to cast for each share of Pinnacle common stock that I own?

A:	Each holder of shares of Pinnacle common stock is entitled to one vote per share of Pinnacle common stock held as of the record date.

Q:	How are votes counted?

A:

For (i) the merger agreement proposal, (ii) the nonbinding compensation proposal, and (iii) the adjournment proposal, you may vote “FOR”, “AGAINST” or “ABSTAIN”. If you “ABSTAIN” in any of the above matters, the abstention has the same effect as a vote “AGAINST”.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction form without giving specific instructions, it will have the same effect as a vote “AGAINST” all of the proposals.

Q:	What is the deadline for voting my shares?

A:

If you hold shares as the stockholder of record, your vote by written proxy must be received before the polls close at the special meeting. If you hold shares beneficially in “street name” with a broker, bank, trustee or other nominee, please follow the voting instructions provided by your broker, bank, trustee or other nominee.

Q:	What constitutes a quorum for the special meeting?

A:

A majority of the voting power of the issued and outstanding shares of capital stock of Pinnacle entitled to vote at the special meeting, present in person or represented by proxy, constitutes a quorum for the purposes of the special meeting. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares of Pinnacle common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the special meeting so long as a stockholder has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the special meeting. The proposals for consideration at the special meeting are considered “non-routine” matters under

NYSE Rule 452, and, therefore, no broker non-votes can occur at the meeting. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals. A quorum is necessary to transact business at the special meeting. Once a share of Pinnacle common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting, unless a new record date is required to be established. However, if a new record date is set for the adjourned special meeting, then a new quorum will have to be established. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned.

Q:	Who will bear the cost of soliciting votes for the special meeting?

A:

Conagra and Pinnacle will each bear their own costs related to the merger and the retention of any information agent or other service provider in connection with the merger, except for the expenses incurred in connection with the filing of this document, which will be paid by Conagra, and the expenses incurred in connection with the printing and mailing of this document, which will be paid by Pinnacle. This proxy solicitation is being made by Pinnacle on behalf of the Pinnacle board. Pinnacle has hired MacKenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation of proxies, and will pay MacKenzie Partners, Inc. a fee of approximately $15,000, plus certain costs associated with additional services, if required. In addition to this mailing, proxies may be solicited by MacKenzie Partners, Inc., directors, officers or employees of Pinnacle or Conagra or their respective affiliates in person, by mail, by telephone or by electronic transmission. None of the directors, officers or employees of Pinnacle or Conagra will be directly compensated for such services.

Q:	When and where will the special meeting be held?

A:	The special meeting will be held on [ ], 2018 at [ ] (Eastern [Daylight] Time) at [ ].

Q:	May I attend the special meeting and vote in person?

A:

Yes. All Pinnacle stockholders as of the record date may attend the special meeting and vote in person. Seating will be limited. Pinnacle stockholders will need to present proof of ownership of shares of Pinnacle common stock and proper photo identification, such as a driver’s license, to be admitted to the special meeting. If your shares of Pinnacle common stock are held through a broker, bank, trustee or other nominee, you will need to provide proof of ownership, such as a recent account statement or voting instructions form provided by your broker, bank, trustee or other nominee or other similar evidence of ownership, along with proper photo identification. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting, except as administered by Pinnacle.

Even if you plan to attend the special meeting in person, to ensure that your shares will be represented at the special meeting we encourage you to complete, sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy by telephone or electronically over the Internet. If you attend the special meeting and vote in person by ballot, your vote will revoke any proxy previously submitted by you with respect to the shares so voted in person.

If you hold your shares of Pinnacle common stock in “street name” through a broker, bank, trustee or other nominee, you should instruct your broker, bank, trustee or other nominee how to vote your shares in accordance with the voting instruction form that you will receive from your broker, bank, trustee or other nominee. Without your instructions, your broker or other agent cannot vote on any of the proposals. If you hold your shares in “street name”, you may not vote your shares in person at the special meeting unless you obtain a “legal proxy” from your broker, bank, trustee or other nominee.

Q:	Where can I find the voting results of the special meeting?

A:	Pinnacle intends to announce preliminary voting results at the special meeting and publish final results in a current report on Form 8-K within four business days of the special meeting.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:

The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences—General”) generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of shares of Conagra common stock, and the fair market value as of the effective time of the merger of any shares of Conagra common stock received by such U.S. Holder in the merger, and (2) the U.S. Holder’s adjusted tax basis in its Pinnacle common stock.

In certain circumstances, a U.S. Holder who also owns shares of Conagra common stock at the time of the merger may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Internal Revenue Code of 1986, as amended (the “Code”). As described further below under “Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code”, such U.S. Holders may be required to include the entire amount of the cash consideration received as dividend income. Any such U.S. Holders should consult their own tax advisors regarding the application of Section 304 to the merger.

Except in certain specific circumstances described in “Material U.S. Federal Income Tax Consequences”, a Non-U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences—General”) generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of Pinnacle common stock for any shares of Conagra common stock and/or cash in the merger. However, as described further below under “Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code”, as a result of the application of Section 304 of the Code, the entire amount of cash consideration paid to a Non-U.S. Holder may be treated as a dividend for U.S. federal income tax purposes if the Non-U.S. Holder also owns shares of Conagra common stock at the time of the merger. Because of the uncertainty regarding the application of Section 304 of the Code and the possibility of dividend treatment, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any cash merger consideration paid to a Non-U.S. Holder, regardless of whether the Non-U.S. Holder also owns shares of Conagra common stock at the time of the merger. Non-U.S. Holders should consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding taxes with respect to any portion of the cash consideration payable to them pursuant to the merger, and any actions that may be taken to mitigate any potential adverse tax consequences.

Please refer to section titled “Material U.S. Federal Income Tax Consequences” contained in this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	Are there any risks in the merger that I should consider?

A:

Yes. There are risks associated with all business combinations, including the merger. These risks are discussed in more detail in the section titled “Risk Factors” contained in this proxy statement/prospectus.

Q:	What do I need to do now? How do I vote at the special meeting?

A:

We urge you to carefully read this entire proxy statement/prospectus, including its exhibits, its annexes and the documents referred to or incorporated by reference in this document, and to consider how the merger affects you. Your vote is important. If you are a stockholder of record (that is, if your shares of Pinnacle common stock are registered in your name with Computershare Investor Services, Pinnacle’s transfer agent), there are four ways to vote:

•

Voting by Proxy Card. You may vote by mail, indicating your vote by completing, signing and dating the enclosed proxy card where indicated and by mailing or otherwise returning the proxy card in the enclosed envelope. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

•

Voting by Telephone. If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-800-690-6903 and by following the recorded instructions. You will need the 16-digit control number included on your notice or your proxy card in order to vote by telephone.

•

Voting by Internet. If you have Internet access, you may submit your proxy by going to www.proxyvote.com and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit control number included on your notice or your proxy card in order to vote by Internet.

•

Voting in Person. You can vote in person at the special meeting if you are a record owner of the shares to be voted. You can also vote in person at the special meeting if you present a properly signed “legal proxy” that authorizes you to vote shares on behalf of the record owner.

A control number, located on your proxy card, is designed to verify your identity and allow you to vote your shares of Pinnacle common stock, and to confirm that your voting instructions have been properly recorded when voting by telephone or electronically over the Internet. Please be aware that, although there is no charge for voting your shares, if you vote by telephone or electronically over the Internet, you may incur costs such as internet access and telephone charges for which you will be responsible.

Even if you plan to attend the special meeting in person, you are strongly encouraged to vote your shares of Pinnacle common stock by proxy. If you are a record holder or if you obtain a “legal proxy” to vote shares that you beneficially own, you may still vote your shares of Pinnacle common stock at the special meeting even if you have previously voted by proxy. If you are present at the special meeting and cast your vote in person by ballot, your previous vote by proxy will not be counted.

If your shares are held in “street name” through a broker, bank, trustee or other nominee, you may vote through your broker, bank, trustee or other nominee by completing and returning the voting form provided by your broker, bank, trustee or other nominee, or, if such a service is provided by your broker, bank, trustee or other nominee, by telephone or electronically over the Internet. To vote by telephone or over the Internet through your broker, bank, trustee or other nominee, you should follow the instructions on the voting instruction form provided by your broker, bank, trustee or other nominee.

If you own Pinnacle common stock and have any questions about electronic voting by the internet or over the telephone you may also contact MacKenzie Partners, Inc. for assistance in voting.

Q:

If my shares of Pinnacle common stock are held in “street name” by my broker, bank, trustee or other nominee, will my broker, bank, trustee or other nominee vote my shares without instructions from me?

A:

Under NYSE rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that NYSE determines to be “non-routine”. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	Most Pinnacle stockholders hold their shares through a broker or other nominee rather than directly in their own name.

If your shares are registered directly in your name with Pinnacle’s transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by Pinnacle. As the stockholder of record, you have the right to grant your voting proxy directly to Pinnacle or to a third party, or to vote in person at the special meeting. Pinnacle has enclosed a proxy card for you to use.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form on behalf of your broker, bank, trustee or other nominee. As the beneficial owner, you have the right to direct your broker, bank, trustee or other nominee how to vote and you also are invited to attend the special meeting. Your broker, bank, trustee or other nominee has enclosed or provided voting instructions for you to use in directing the broker, bank, trustee or other nominee in how to vote your shares. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from the broker, bank, trustee or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If I am planning on attending the special meeting in person, should I still submit a proxy?

A:

Yes. Whether or not you plan to attend the special meeting, you should submit a proxy. Shares of Pinnacle common stock will not be voted if the holder of such shares does not submit a proxy and then does not vote in person at the special meeting. If you attend the special meeting and vote in person by ballot, your vote will revoke any proxy previously submitted by you with respect to the shares so voted in person.

Q:	May I change my vote or revoke my proxy?

A:

Yes. Whether you have voted by Internet, telephone or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by: (i) sending a written statement to that effect to Pinnacle’s corporate secretary or to any corporate officer of Pinnacle, provided such statement is received no later than [                    ], 2018; (ii) voting again by Internet or telephone at a later time before the closing of those voting facilities at [    ] p.m. (Eastern [Daylight] Time) on [                    ], 2018; (iii) submitting a properly signed proxy card with a later date that is received no later than [                    ], 2018; or (iv) voting at the special meeting.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee.

Q:	What does it mean if I receive more than one notice on or about the same time?

A:

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card or, if you vote by Internet or telephone, vote once for each notice you receive.

Q:	What is householding and how does it affect me?

A:

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding”, provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Q:	Am I entitled to exercise appraisal rights instead of receiving the merger consideration for my shares of Pinnacle common stock?

A:

Yes. Pinnacle stockholders may exercise appraisal rights in connection with the merger under Delaware law. For more information, please see the section titled “Appraisal Rights” contained in this proxy statement/prospectus and the text of Section 262 of the DGCL attached hereto as Annex D.

Q:	How do I exchange my Pinnacle shares for merger consideration?

A:

As promptly as practicable after the effective time of the merger, the exchange agent appointed by Conagra (the “exchange agent”) will mail to each holder of shares of Pinnacle common stock that are evidenced by certificates or shares of Pinnacle common stock in book-entry form (“book-entry Pinnacle shares”) not held through the Depository Trust Company (“DTC”) entitled to merger consideration (i) a letter of transmittal or transfer of the book-entry Pinnacle shares to the exchange agent and (ii) instructions advising such stockholder how to surrender its shares of Pinnacle common stock or transfer the book-entry Pinnacle shares to the exchange agent in exchange for the merger consideration. You should read these instructions carefully. Assuming that you properly complete and submit a letter of transmittal in accordance with its instructions and surrender your shares of Pinnacle common stock for cancellation, you will not need to take any further action in order to receive the merger consideration.

Q:	How will I receive the merger consideration to which I am entitled?

A:

You will be paid the merger consideration to which you are entitled (i) in the case of shares of Pinnacle common stock that are represented by certificates, upon surrender to the exchange agent of such certificates, by physical surrender of such certificates in accordance with the terms of the letter of transmittal and accompanying instructions, (ii) in the case of shares of Pinnacle common stock that are book-entry Pinnacle shares not held through DTC, upon the transfer of such shares in accordance with the terms of the letter of transmittal and accompanying instructions, or (iii) in the case of shares of Pinnacle common stock that are book-entry Pinnacle shares held through DTC, upon the transfer of such shares, including by delivery of an “agent’s message”, in accordance with DTC’s customary procedures and such other procedures as agreed by Conagra, the exchange agent and DTC.

Q:	Should I send in my stock certificates or other evidence of ownership now?

A:

No. Do not send in your certificates now. You will receive separate detailed written instructions for making your election and surrendering your shares of Pinnacle common stock. Please only send in your certificates once you receive these instructions. If your shares of Pinnacle common stock are held in “street name” by your broker, bank, trustee or other nominee, you may receive instructions from your broker, bank, trustee or other nominee as to what action, if any, you need to take to make an election and/or effect the surrender of your “street name” shares in exchange for the merger consideration.

Q:	I do not know where my stock certificate is—how will I get the merger consideration for my shares?

A:

The election form you will receive prior to the special meeting and, if the merger is completed, the transmittal materials you will receive after the closing of the merger will include the procedures that you must follow if you cannot locate your stock certificate. This will include an affidavit that you will need to sign attesting to the loss of your stock certificate. Conagra may also require that you post a bond in customary amount and upon such terms as may be required by Conagra as indemnity to cover any potential loss.

Q:	What happens if I sell my Pinnacle shares after the record date but before the special meeting?

A:

The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your shares of Pinnacle common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Pinnacle stockholders in the merger. The right to receive the merger consideration will pass to the person to whom you transferred your shares. In order to receive the merger consideration, you must hold your shares through the closing of the merger.

Q:	Is the closing of the merger subject to any conditions?

A:

Yes. In addition to the adoption of the merger agreement by Pinnacle stockholders, the closing of the merger requires the receipt of the necessary regulatory approvals and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement. Certain additional questions and answers regarding conditions to the closing of the merger follow below. For a more complete summary of the conditions that must be satisfied or waived prior to the closing of the merger, please see the section titled “The Merger Agreement—Conditions to the Closing of the Merger” contained in this proxy statement/prospectus.

Q:	Is Conagra’s obligation to complete the merger subject to Conagra receiving financing?

A:

No. Conagra’s obligations under the merger agreement are not subject to any condition regarding its ability to finance, or obtain financing for, the transactions contemplated by the merger agreement, including the merger. For more information regarding financing, see the section titled “The Merger Agreement Proposal —Financing of the Merger and Indebtedness Following the Merger” contained in this proxy statement/prospectus.

Q:	Is the closing of the merger contingent upon approval of Conagra stockholders?

A:	No. A vote of Conagra’s stockholders is not required to complete the merger.

Q:

Will Pinnacle be required to submit the proposal to adopt the merger agreement to Pinnacle stockholders even if the Pinnacle board withdraws or modifies its recommendation that Pinnacle stockholders adopt the merger agreement or recommends an alternative takeover proposal?

A:

Yes. If the Pinnacle board withdraws or modifies its recommendation, or recommends any alternative takeover proposal, the Pinnacle board will nonetheless continue to be obligated to call, give notice of, convene and hold the special meeting and submit the proposals described in this proxy statement/prospectus to Pinnacle stockholders, unless Conagra or Pinnacle terminates the merger agreement prior to the special meeting. For more information regarding the ability of Conagra and Pinnacle to terminate the merger agreement, see the section titled “The Merger Agreement—Termination of the Merger Agreement” contained in this proxy statement/prospectus.

Q:	When do you expect to complete the merger?

A:

Conagra and Pinnacle are working to complete the merger as promptly as practicable. Conagra and Pinnacle currently expect to complete the merger by the end of calendar 2018, subject to Pinnacle stockholder approval and other customary closing conditions. However, no assurance can be given as to when, or whether, the merger will occur.

Q:	What happens if the merger is not completed?

A:

If the Pinnacle stockholders do not adopt the merger agreement or if the merger is not completed for any other reason, Pinnacle stockholders will not receive any payment for their shares of Pinnacle common stock in connection with the merger. Instead, Pinnacle would remain an independent public company and shares of Pinnacle common stock would continue to be listed and traded on NYSE. Furthermore, depending on the circumstances that caused the merger not to be completed, the price of Pinnacle common stock may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of Pinnacle common stock would return to the price at which it trades as of the date of this proxy statement/prospectus. Under specified circumstances, Pinnacle may be required to pay Conagra a termination fee of $263,785,600 as described in the section titled “The Merger Agreement—Termination Fee; Liability for Breach” contained in this proxy statement/prospectus.

Q:	Whom can I contact with questions about the special meeting or the merger and related matters?

A:

If you have any questions about the merger and the other matters contemplated by this proxy statement/prospectus or how to submit your proxy or voting instruction form or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instruction form, you should contact Pinnacle’s proxy solicitor, MacKenzie Partners, Inc., at 1407 Broadway, 27th Floor, New York, NY 10018 by calling toll-free (800) 322-2885 or (212) 929-5500 or by email at pfproxy@mackenziepartners.com. Stockholders, banks and brokers may call toll free at (800) 322-2885 or (212) 929-5500. You may also contact Pinnacle, Attention: Investor Relations at Pinnacle Foods Inc., 399 Jefferson Road Parsippany, New Jersey, or you may call at (973) 541-6620.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read this entire proxy statement/prospectus and the other documents referred to or incorporated by reference into this proxy statement/prospectus in order to fully understand the merger, the merger agreement and other matters to be considered at the special meeting. See the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus. Each item in this summary refers to the beginning page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (see page 53)

Conagra Brands, Inc.

Conagra is one of North America’s leading branded food companies. Guided by an entrepreneurial spirit, the Company combines a rich heritage of making great food with a sharpened focus on innovation. The Company’s portfolio is evolving to satisfy people’s changing food preferences. Its iconic brands such as Marie Callender’s®, Reddi-wip®, Hunt’s®, Healthy Choice®, Slim Jim®, and Orville Redenbacher’s®, as well as emerging brands, including Alexia®, Angie’s® BOOMCHICKAPOP®, Blake’s®, Duke’s® and Frontera®, offer choices for every occasion.

Conagra’s Grocery & Snacks reporting segment principally includes branded, shelf stable food products sold in various retail channels in the United States.

Conagra’s Refrigerated & Frozen reporting segment principally includes branded, temperature controlled food products sold in various retail channels in the United States.

Conagra’s International reporting segment principally includes branded food products, in various temperature states, sold in various retail and foodservice channels outside of the United States.

Conagra’s Foodservice reporting segment includes branded and customized food products, including meals, entrees, sauces, and a variety of custom-manufactured culinary products packaged for sale to restaurants and other foodservice establishments primarily in the United States.

Conagra’s Commercial reporting segment included commercially branded and private label food and ingredients, which were sold primarily to commercial, restaurant, foodservice, food manufacturing, and industrial customers. The segment’s primary food items included a variety of vegetable, spice, and frozen bakery goods, which were sold under brands such as Spicetec Flavors & Seasonings®. In the first quarter of fiscal 2017, Conagra sold its Spicetec and JM Swank businesses. These businesses comprised the entire Commercial segment following the presentation of Lamb Weston as discontinued operations.

Conagra was initially incorporated as a Nebraska corporation in 1919 and was reincorporated as a Delaware corporation in January 1976. Conagra’s principal executive offices are located at 222 Merchandise Mart Plaza, Suite 1300, Chicago, Illinois 60654, and its main telephone number is (312) 549-5000.

Additional information about Conagra and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. For further information, please see the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus.

Pinnacle Foods Inc.

Pinnacle is a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of approximately $3.1 billion in fiscal 2017. Pinnacle’s brand portfolio enjoys strong household penetration in the United States, where its products can be found in over 85% of U.S. households. Pinnacle’s products are sold through supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, natural and organic food stores, drug stores, e-commerce websites and warehouse clubs in the United States and Canada, as well as in military channels and foodservice locations. Given Pinnacle’s diverse portfolio of brands with attractive market positions, its business generates significant and stable cash flows that has enabled Pinnacle to pay regular quarterly dividends to its stockholders, reduce its debt and drive value creation through both reinvestment in its existing brands and periodic strategic acquisitions.

Pinnacle’s business is organized into the following four reportable segments: The Frozen segment, The Grocery segment, The Boulder segment and The Specialty segment.

Pinnacle Foods Inc. was incorporated under the name “Crunch Holding Corp.” in Delaware on July 28, 2003. Pinnacle Foods Inc. is a holding company whose sole asset is 100% ownership of Peak Finance Holdings LLC, which is a holding company whose sole asset is 100% ownership of Pinnacle Foods Finance LLC. Pinnacle’s principal executive offices are located at 399 Jefferson Road, Parsippany, New Jersey 07054, and its telephone number is (973) 541-6620.

Additional information about Pinnacle and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. For further information, please see the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus.

Patriot Merger Sub Inc.

Merger Sub, a wholly owned subsidiary of Conagra, is a Delaware corporation that was formed on June 22, 2018 for the sole purpose of effecting the merger. In the merger, Merger Sub will be merged with and into Pinnacle, with Pinnacle surviving as a wholly owned subsidiary of Conagra.

Its principal executive offices and its telephone number are the same as those of Conagra.

For further information, please see the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus.

The Merger and the Merger Agreement (see pages 60 and 105)

Pinnacle, Conagra and Merger Sub entered into the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, on June 26, 2018. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger (as defined below). Under the terms of the merger agreement, subject to the satisfaction or waiver (if permissible under applicable law) of specified conditions, Merger Sub will merge with and into Pinnacle. Pinnacle will survive the merger as a direct wholly owned subsidiary of Conagra.

Merger Consideration (see page 61)

At the effective time of the merger, each share of Pinnacle common stock issued and outstanding immediately prior to the effective time of the merger (other than appraisal shares and shares of Pinnacle common stock owned by Pinnacle, Conagra, Merger Sub or any direct or indirect wholly owned subsidiary of Pinnacle or Conagra, and in each case, not held on behalf of third parties (each an “excluded share”, and collectively, the “excluded shares”)) will be converted into the merger consideration, which is the right to receive (i) $43.11 in cash, without interest (the “cash consideration”), and (ii) 0.6494 shares of Conagra common stock (the “stock consideration”).

Financing of the Merger and Indebtedness Following the Merger (see page 102)

There is no financing condition to the merger or any of the other transactions contemplated by the merger agreement, and Conagra will be required to complete the merger (assuming that all of the conditions to its obligations to complete the merger under the merger agreement are satisfied) whether or not the bridge credit facility described below or other financing is available on acceptable terms or at all. In connection with the execution of the merger agreement, Conagra entered into a bridge commitment letter with Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC (together the “Goldman Lenders”) pursuant to which, among other things, the Goldman Lenders committed to provide bridge debt financing for the merger, consisting of a $9.0 billion senior unsecured bridge credit facility. The commitments under the bridge credit facility were subsequently reduced by the amounts of a term loan agreement Conagra entered into on July 11, 2018 with a syndicate of financial institutions providing for term loans in an aggregate principal amount of up to $1.3 billion (the “new term loan facility”), with the remaining commitments under the bridge credit facility also syndicated across a group of financial institutions. The funding of the new term loan facility is anticipated to occur simultaneously with the closing of the merger. The total available amount of the bridge credit facility is also subject to reduction in equivalent amounts upon the completion of any issuance of debt or equity securities by Conagra (subject to specified exceptions) and upon other specified events, as provided in the bridge commitment letter. The obligation of the lenders under the bridge credit facility to enter into and make available to Conagra borrowings under the bridge credit facility is subject to a number of customary conditions, including execution and delivery of certain definitive documentation and absence of a material adverse effect (as defined in the merger agreement). If necessary, the terms of the bridge credit facility, including any conditions thereto and covenants thereunder, will be set forth in various definitive documentation to be entered into by the parties thereto.

Conagra intends to replace the availability under the bridge credit facility with permanent or alternative financing. Specifically, in connection with the merger, Conagra expects to incur up to $8.3 billion of long-term debt (which includes any funding under the new term loan facility), the proceeds of which would be used to fund the payment of the cash portion of the merger consideration, the repayment of Pinnacle debt, the refinancing of certain Conagra debt, and the payment of related fees and expenses. The permanent financing is also expected to include approximately $600 million of incremental cash proceeds from the issuance of equity and/or divestitures. In connection with the permanent financing, on June 27, 2018, Conagra entered into certain deal-contingent rate swap transactions, which swaps are contingent upon the closing of the merger agreement and hedge against an increase in interest rates between the signing of the merger agreement and the incurrence of the permanent financing.

For more information on the financing of the merger, see the section titled “The Merger Agreement Proposal—Financing of the Merger and Indebtedness Following the Merger” contained in this proxy statement/prospectus.

Treatment of Pinnacle Equity Awards (see page 95)

At the effective time of the merger, subject to all required withholding taxes:

Pinnacle options

•

Each outstanding Pinnacle option that is unvested immediately prior to the effective time of the merger will be converted into a cash-settled stock appreciation right relating to a number of shares of Conagra common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Pinnacle common stock subject to the unvested Pinnacle option immediately prior to the effective time of the merger multiplied by (2) the equity award exchange ratio (described below), at a base price per share (rounded up to the nearest whole cent) equal to (x) the exercise price of such Pinnacle option divided by (ii) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle option immediately prior to the effective time of the merger (subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described below). The equity award exchange ratio is the sum of (A) the exchange ratio plus (B) the quotient of (1) the cash consideration divided by (2) the average of the closing prices per share of Conagra common stock on NYSE for the ten full trading days ending on the second business day immediately preceding the date on which the effective time of the merger occurs;

•

Each outstanding Pinnacle option that is vested immediately prior to the effective time of the merger will automatically be canceled in exchange for the right to receive an amount, solely in cash, equal to the number of shares of Pinnacle common stock subject to such Pinnacle option immediately prior to the effective time of the merger multiplied by the excess, if any, of the equity award cash-out consideration (described below) over the exercise price per share of such Pinnacle option. The equity award cash-out consideration is the sum of (i) the cash consideration and (ii) the product of (A) the exchange ratio of 0.6494 multiplied by (B) the average of the closing prices per share of Conagra common stock on NYSE for the ten full trading days ending on the second business day immediately preceding the date on which the effective time of the merger occurs;

Pinnacle RSUs

•

Each outstanding Pinnacle RSU that is unvested immediately prior to the effective time of the merger will be converted into a cash-settled restricted stock unit relating to a number of shares of Conagra common stock (rounded up to the nearest whole share) equal to (i) the number of shares of Pinnacle common stock subject to the unvested Pinnacle RSU immediately prior to the effective time of the merger multiplied by (ii) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle RSU immediately prior to the effective time of the merger (subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described below);

•

Each outstanding Pinnacle RSU that is vested immediately prior to the effective time of the merger, will be canceled and converted into the right to receive an amount in cash equal to the equity award cash-out consideration and an amount in cash equal to any accumulated and unpaid dividend equivalents;

Pinnacle PSUs

•

Each outstanding Pinnacle PSU that is unvested immediately prior to the effective time of the merger will be canceled and converted into a time-based cash-settled restricted stock unit related to a number of shares of Conagra common stock (rounded up to the nearest whole share) equal to (i) the number of shares of Pinnacle common stock subject to the unvested Pinnacle PSU immediately prior to the effective time of the merger, based on actual performance, as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger, multiplied by (ii) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle PSU immediately prior to the effective time of the merger (other than performance-based vesting conditions and subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described below);

•

Each outstanding Pinnacle PSU that is vested immediately prior to the effective time of the merger, will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Pinnacle common stock underlying such Pinnacle PSU, based on actual performance, as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger and (ii) the equity award cash-out consideration plus an amount in cash equal to any accumulated and unpaid dividend equivalents with respect to such vested Pinnacle PSU;

Pinnacle PSAs

•

Each outstanding unvested Pinnacle performance-based restricted share award will be deemed to be two separate awards, the Pinnacle PSA portion of which will become vested based on actual performance as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger, and the performance share unit portion, which will be treated as an unvested Pinnacle PSU as set forth above; and

•

Each vested Pinnacle PSA (including the portion that vests in accordance with the foregoing) will be canceled and converted into the right to receive the merger consideration and an amount in cash equal to any accumulated and unpaid dividend equivalents.

Risk Factors (see page 40)

In deciding how to vote with respect to the merger agreement proposal you should carefully consider the risk factors in the section titled “Risk Factors” contained in this proxy statement/prospectus and all of the other information contained in or incorporated by reference into this proxy statement/prospectus, including but not limited to, the matters addressed in “Cautionary Information Regarding Forward-Looking Statements”.

Special Meeting of Pinnacle Stockholders (see page 55)

Date and Time

The special meeting will be held on [                ], 2018 at [            ] (Eastern [Daylight] Time) at [                ].

Purpose

At the special meeting, Pinnacle stockholders will be asked to consider and vote on the following proposals:

(1)	the merger agreement proposal;

(2)	the nonbinding compensation proposal; and

(3)	the adjournment proposal.

Record Date; Shares Entitled to Vote

You may vote at the special meeting if Pinnacle’s records show that you held your shares of Pinnacle common stock at the close of business on the record date. You may cast one vote for each share of Pinnacle common stock that you owned on the record date.

Quorum

At the close of business on the record date, there were [            ] shares of Pinnacle common stock issued and outstanding and entitled to vote at the special meeting. A majority of all issued and outstanding shares of Pinnacle common stock at the close of business on the record date and entitled to vote, present in person or represented by proxy at the special meeting, shall constitute a quorum for the purposes of the special meeting.

Shares Held by Pinnacle’s Directors and Executive Officers

At the close of business on the record date, directors and executive officers of Pinnacle and their affiliates were entitled to vote approximately [            ] shares of Pinnacle common stock, or approximately [    ]% of the shares of Pinnacle common stock outstanding on that date.

Voting and Proxies

Any stockholder of record entitled to vote at the special meeting may submit a proxy by completing, signing and dating the proxy card where indicated and mailing or otherwise returning the proxy card in the envelope that has been provided, by granting a proxy to vote by telephone or electronically over the Internet, or may vote in person by appearing at the special meeting. If your shares are held in “street name” through a broker, bank, trustee or other nominee, you may vote through your broker, bank, trustee or other nominee by completing and returning the voting form provided by your broker, bank, trustee or other nominee, or, if such a service is provided by your broker, bank, trustee or other nominee, by telephone or electronically over the Internet. To vote by telephone or over the Internet through your broker, bank, trustee or other nominee, you should follow the instructions on the voting instruction form provided by your broker, bank, trustee or other nominee.

Under NYSE rules, brokers, banks, trustees and other nominees have the discretion to vote on routine matters. The proposals to be considered at the special meeting are considered non-routine matters, and brokers, banks, trustees and other nominees cannot vote on these proposals without your instructions. As a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares. Therefore, it is important that you cast your vote or instruct your broker, bank, trustee or other nominee on how you wish to vote your shares.

Whether you have voted by Internet, telephone or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by: (i) sending a written statement to that effect to Pinnacle’s corporate secretary or to any corporate officer of Pinnacle, provided such statement is received no later than [                ], 2018; (ii) voting again by Internet or telephone at a later time before the closing of those voting facilities at [            ] p.m. (Eastern [Daylight] Time) on [                ], 2018; (iii) submitting a properly signed proxy card with a later date that is received no later than [                ], 2018; or (iv) voting at the special meeting. If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee.

All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the holders. Properly executed proxies that do not contain voting instructions will have the same effect as a vote “AGAINST” all of the proposals.

Vote Required for Adoption of Merger Agreement (see page 56)

The merger agreement proposal must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Pinnacle common stock entitled to vote thereon at the special meeting. Abstentions will have the same effect as a vote “AGAINST” the merger agreement proposal.

Approval of the nonbinding compensation proposal requires the affirmative vote of the holders of a majority of those shares of Pinnacle common stock present in person or by proxy at the special meeting and entitled to vote thereon. The vote to approve the nonbinding compensation proposal is not a condition to the closing of the merger and the nonbinding compensation proposal is advisory in nature and will not be binding on Conagra or Pinnacle. Accordingly, regardless of the outcome of the vote on the nonbinding compensation proposal, if the merger agreement is adopted and the merger is completed, the merger-related compensation may be paid or become payable to Pinnacle’s named executive officers in connection with the merger. Abstentions will have the same effect as a vote “AGAINST” the nonbinding compensation proposal.

Approval of the adjournment proposal requires the affirmative vote of holders of a majority of those shares of Pinnacle common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether a quorum is present. Unless the Pinnacle board fixes a new record date for the adjourned special meeting, the adjourned special meeting is more than 30 days after the date of the original special meeting, or law otherwise requires, no notice of the adjourned special meeting will be required so long as (i) the time and place to which the special meeting is adjourned, and the means of remote communications, if any, by which holders of Pinnacle common stock may be deemed to be present or represented by proxy and vote at such adjourned meeting are announced at the original special meeting and (ii) at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting. Abstentions will have the same effect as a vote “AGAINST” a proposal to adjourn the special meeting.

Recommendation of the Pinnacle Board and its Reasons for the Merger (see page 73)

The Pinnacle board carefully reviewed and considered the terms and conditions of the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Pinnacle board unanimously approved the merger agreement and declared in the best interest of the Pinnacle stockholders the acquisition of Pinnacle by Conagra by means of the merger and directed that the merger agreement be submitted to the Pinnacle stockholders for their adoption. The Pinnacle board unanimously recommends a vote “FOR” the merger agreement proposal. For a discussion of the factors that the Pinnacle board considered in determining to recommend the adoption of the merger agreement, please see the section titled “The Merger Agreement Proposal—Recommendation of the Pinnacle Board and its Reasons for the Merger” contained in this proxy statement/prospectus.

The Pinnacle board also recommends a vote “FOR” the nonbinding compensation proposal and a vote “FOR” the adjournment proposal.

Opinions of Pinnacle’s Financial Advisors

Opinion of Pinnacle’s Financial Advisor (Evercore) (see page 77)

Pursuant to an engagement letter dated as of May 31, 2018, Pinnacle engaged Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with Pinnacle’s evaluation of strategic alternatives.

At a meeting of the Pinnacle board held on June 26, 2018, Evercore rendered to the Pinnacle board its oral opinion, subsequently confirmed in writing, that as of June 26, 2018 and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration per share of Pinnacle common stock consisting of $43.11 in cash without interest and 0.6494 of a share of Conagra common stock was fair, from a financial point of view, to the holders of shares of Pinnacle common stock entitled to receive such merger consideration.

The full text of the written opinion of Evercore, dated as of June 26, 2018, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Pinnacle board in connection with its evaluation of the merger. The opinion does not constitute a recommendation to the Pinnacle board or to any other persons in respect of the merger, including as to how any holder of shares of Pinnacle common stock should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Pinnacle, nor does it address the underlying business decision of Pinnacle to engage in the merger.

For further information, see the section of this proxy statement entitled “The Merger Agreement Proposal — Opinions of Pinnacle’s Financial Advisors — Opinion of Pinnacle’s Financial Advisor — Evercore Group L.L.C.” and the full text of the written opinion of Evercore attached as Annex B to this proxy statement/prospectus.

Opinion of Pinnacle’s Financial Advisor (Credit Suisse) (see page 86)

Pursuant to an engagement letter dated as of June 8, 2018, Pinnacle engaged Credit Suisse Securities (USA) LLC (“Credit Suisse”) to act as its financial advisor in connection with Pinnacle’s evaluation of strategic alternatives.

On June 26, 2018, Credit Suisse rendered its oral opinion to the Pinnacle board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion to the Pinnacle board dated the same date) as to the fairness, from a financial point of view, as of June 26, 2018, to the holders of Pinnacle common stock other than Conagra, Merger Sub or any other direct or indirect wholly owned subsidiary of Conagra (which Credit Suisse collectively referred to as the “excluded holders”) of the merger consideration to be received by such holders in the merger pursuant to the merger agreement.

Credit Suisse’s opinion was directed to the Pinnacle board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of Pinnacle common stock other than the excluded holders of the merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any holder of Pinnacle common stock as to how such holder should vote or act on any matter relating to the merger.

Interests of the Pinnacle Board and Executive Officers in the Merger (see page 97)

In considering the proposals to be voted on at the special meeting, you should be aware that Pinnacle’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Pinnacle stockholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, potential severance benefits and other payments and rights to ongoing indemnification and insurance coverage. The members of the Pinnacle board were aware of and considered these interests in reaching the determination to approve the merger agreement and recommend that the holders of Pinnacle common stock vote their shares to adopt the merger agreement.

NYSE Listing of Shares of Conagra Common Stock and Deregistration of Shares of Pinnacle Common Stock (see page 104)

It is a condition to the closing of the merger that the shares of Conagra common stock issuable as stock consideration be approved for listing on NYSE, subject to official notice of issuance. It is expected that following the merger, shares of Conagra common stock will continue to trade on NYSE under the symbol “CAG”.

If the merger is completed, shares of Pinnacle common stock will be delisted from NYSE and deregistered under the Exchange Act, and, accordingly, Pinnacle will no longer be a public company or be required to file periodic reports with the SEC with respect to shares of Pinnacle common stock.

Regulatory Approvals Required for the Merger (see page 104)

The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules promulgated by the Federal Trade Commission (“FTC”), which prevent transactions such as the merger from being completed until (i) certain information and materials are furnished to the Department of Justice (“DOJ”) and the FTC and (ii) the applicable waiting period is terminated or expires. Conagra and Pinnacle filed their required HSR Act filings on July 23, 2018. The applicable waiting period expired at 11:59 p.m. on August 22, 2018.

In addition, the closing of the merger is subject to the requirements of Part IX of the Competition Act (Canada), which prevent transactions such as the merger from being completed until (i) certain information and materials are furnished to the Canadian Commissioner of Competition appointed under the Competition Act (Canada), and (ii) the applicable waiting period is terminated or expires (provided that the Canadian Competition Tribunal has not issued an order temporarily or permanently prohibiting closing), unless the requirement to submit the required information and materials is waived by the Canadian Commissioner of Competition. The parties submitted the required information to the Canadian Commissioner of Competition on August 2 and 3, 2018. On August 23, 2018, Conagra received a letter from the Canadian Commissioner of Competition indicating that the Canadian Commissioner of Competition does not, at this time, intend to make an application under section 92 of the Canadian Competition Act in respect of the merger (a “No Action Letter”), waiving the applicable waiting period.

Conagra and Pinnacle also intend to make all required filings under the Securities Act and the Exchange Act relating to the merger and obtain all other approvals and consents which may be necessary to give effect to the merger.

Litigation Related to the Merger (see page 126)

On August 7, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the United States District Court for the District of New Jersey, captioned Alexander Rasmussen v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12501 (the “Rasmussen Action”). On August 9, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the United States District Court for the District of New Jersey, captioned Robert H. Paquette v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12578 (the “Paquette Action”). On August 9, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the United States District Court for the District of New Jersey, captioned Wesley Lindquist v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12610 (the “Lindquist Action”). The Rasmussen Action, the Paquette Action and the Lindquist Action allege that Pinnacle’s preliminary proxy statement, filed with the SEC on July 25, 2018, omits material information with respect to the merger, rendering it false and misleading and thus that Pinnacle and the directors of Pinnacle violated Section 14(a) of the Exchange Act as well as Rule 14a-9 under the Exchange Act. The Rasmussen Action, the Paquette Action and the Lindquist Action further allege that the directors of Pinnacle violated Section 20(a) of the Exchange Act. The Rasmussen Action and the Paquette Action seek, among other things, to enjoin the transactions contemplated by the merger agreement unless Pinnacle discloses the allegedly material information that was allegedly omitted from the proxy statement, an award of damages and an award of attorneys’ fees and expenses. The Lindquist Action seeks, among other things, to enjoin the transactions contemplated by the merger agreement unless Pinnacle discloses the allegedly material information that was allegedly omitted from the proxy statement, an award of rescissory damages should the merger be consummated, including pre-judgment and post-judgment interest, and an award of attorneys’ fees and expenses.

On August 15, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the Court of Chancery of the State of Delaware, captioned Jordan Rosenblatt v. Pinnacle Foods Inc. et al., Case No. 2018-0605 (the “Rosenblatt Action”). The Rosenblatt Action alleges that the directors of Pinnacle breached their fiduciary duty of disclosure by filing a preliminary proxy statement that contained materially incomplete and misleading information. The Rosenblatt Action further alleges that Pinnacle, Conagra and Merger Sub aided and abetted the directors’ alleged breach of fiduciary duty. The Rosenblatt Action seeks, among other things, to enjoin the transactions contemplated by the merger agreement, rescission of the merger or an award of rescissory damages should the merger be consummated, an award of damages and an award of attorneys’ fees and expenses.

Pinnacle believes that the Rasmussen Action, the Paquette Action, the Lindquist Action and the Rosenblatt Action are without merit and intends to vigorously defend them. Conagra and Merger Sub also believe the Rosenblatt Action is without merit and intend to vigorously defend it.

Appraisal Rights (see page 152)

If the merger is completed, Pinnacle stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder, subject to certain limitations under the DGCL. Any shares of Pinnacle common stock held by a Pinnacle stockholder on the date of making an appraisal demand, who continues to own such shares through the effective date of the merger, who has not voted in favor of the adoption of the merger agreement and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the merger consideration, unless such Pinnacle stockholder fails to perfect, effectively withdraws, waives or otherwise loses such stockholder’s appraisal rights under the DGCL. If, after the closing of the merger, such holder of Pinnacle common stock fails to perfect, effectively withdraws, waives or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the closing of the merger into a right to receive the merger consideration. Shares of Pinnacle common stock outstanding immediately prior to the effective time of the merger and which are held by a stockholder who has properly demanded appraisal rights in compliance with the requirements of Section 262 of the DGCL (and who has not failed to perfect, effectively withdrawn, waived or otherwise lost such appraisal rights) are referred to as “appraisal shares”.

Due to the complexity of the procedures for exercising your appraisal rights, Pinnacle stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section titled “Appraisal Rights” contained in this proxy statement/prospectus for additional information and the text of Section 262 of the DGCL reproduced in its entirety as Annex D to this proxy statement/prospectus, which you are encouraged to read carefully and in their entirety.

No Solicitation; Board Recommendation (see page 115)

In the merger agreement, Pinnacle agreed not to, and to cause its subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives not to, directly or indirectly:

•

initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any acquisition proposal (as defined in the section titled “The Merger Agreement—No Solicitation; Board Recommendation” contained in this proxy statement/prospectus);

•

enter into, engage in, maintain, continue or otherwise participate in any discussions or negotiations with, or furnish or otherwise make available any non-public information or data to, any third party regarding an acquisition proposal; or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, memorandum of understanding or other contract (other than an acceptable confidentiality agreement (as defined in the section titled “The Merger Agreement—No Solicitation; Board Recommendation” contained in this proxy statement/prospectus) relating to, or that would reasonably be expected to lead to, an acquisition proposal.

Pinnacle agreed to, and to cause its subsidiaries and its and their respective representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and/or its representatives, with respect to any acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to, any acquisition proposal, and promptly seek to have each third party to whom confidential information has been furnished or otherwise made available by or on behalf of Pinnacle or any of its subsidiaries within the 12-month period preceding the date of the merger agreement in connection with, or for the purpose of evaluating, an acquisition proposal promptly return or destroy all such confidential information so furnished or otherwise made available.

The merger agreement provides that, notwithstanding the restrictions described above, Pinnacle, or any of its representatives, may in any event (i) seek to clarify the terms and conditions of any unsolicited inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide acquisition proposal and (ii) inform a third party that makes an acquisition proposal of the restrictions described in this section.

In addition, notwithstanding the restrictions described above, if, at any time prior to the adoption of the merger agreement by the holders of shares of Pinnacle common stock, (i) Pinnacle receives a bona fide acquisition proposal that did not result from a breach by Pinnacle or its subsidiaries or representatives of the non-solicitation provisions of the merger agreement and (ii) the Pinnacle board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such acquisition proposal constitutes or would reasonably be expected to result in a superior proposal (as defined in the section titled “The Merger Agreement—No Solicitation; Board Recommendation” contained in this proxy statement/prospectus), then, before (but not after) the adoption of the merger agreement by the holders of shares of Pinnacle common stock, Pinnacle, directly or indirectly through its representatives, may:

•	engage in negotiations or discussions with such third party making the acquisition proposal and its representatives regarding an acquisition proposal; and

•

furnish to such third party or its representatives information, including non-public information, relating to, and afford access to the business, properties, assets, books and records of, Pinnacle and any of its subsidiaries, pursuant to an acceptable confidentiality agreement (as defined in the section titled “The Merger Agreement—No Solicitation; Board Recommendation” beginning on page 115 of this proxy statement/prospectus); provided that Pinnacle must promptly provide to Conagra any such information that is provided to any such third party that was not previously provided to or made available to Conagra; and provided, further, that Pinnacle and its subsidiaries must, and must cause their respective representatives to, promptly (and in any event within 24 hours) following the time (if any) that the Pinnacle board determines in good faith that such acquisition proposal does not constitute and would not reasonably be expected to result in a superior proposal, terminate such negotiations, discussion and information access and seek to have such third party promptly return or destroy all confidential information made available to such third party.

Except in the circumstances described in the following paragraph, the Pinnacle board or any committee thereof, may not, directly or indirectly: (i) fail to include its recommendation that the holders of shares of Pinnacle common stock adopt the merger agreement in the proxy statement/prospectus with respect to the merger, (ii) withhold or withdraw (or qualify or modify in a manner adverse to the Conagra and Merger Sub) such recommendation or its approval of the merger agreement or the merger or publicly propose to do so, (iii) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or as expressly permitted by the merger agreement, or fail to recommend against acceptance of such a tender or exchange offer by the close of business on the earlier of (A) the 10th business day after the commencement of such tender offer or exchange offer pursuant to Rule 14e-2 under the Exchange Act and (B) the second business day prior to the special meeting at which the merger agreement is to be voted upon or (iv) adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal or resolve or agree or publicly propose to take any such actions (each such action being referred to herein as an “adverse recommendation change”).

Prior to the time the holders of Pinnacle common stock vote to adopt the merger agreement, the Pinnacle board may, after complying with the procedure described in the following paragraph:

(i) effect an adverse recommendation change if (and only if) (A) an intervening event (as defined in the section titled “The Merger Agreement—No Solicitation; Board Recommendation” contained in this proxy statement/prospectus) occurs and (B) the Pinnacle board determines in good faith, after consultation with Pinnacle’s outside legal counsel, that the failure to make an adverse recommendation change in response to such intervening event would be inconsistent with the exercise of its fiduciary duties to the stockholders of Pinnacle under applicable law, or

(ii) (A) effect an adverse recommendation change or (B) cause Pinnacle to enter into an alternative acquisition agreement with respect to an acquisition proposal and terminate the merger agreement, in each case if (and only if) (x) Pinnacle receives a bona fide acquisition proposal that did not result from a breach by Pinnacle of the non-solicitation restrictions described herein that is not withdrawn and (y) the Pinnacle board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such acquisition proposal constitutes a superior proposal; provided that any purported termination of the merger agreement is subject to the prior or concurrent payment by Pinnacle of the termination fee.

The Pinnacle board may not take any action described in the preceding paragraph unless it has first (i) caused Pinnacle to provide Conagra at least five business days’ prior written notice of its intent to make an adverse recommendation change or cause Pinnacle to enter into an alternative acquisition agreement, which written notice must (x) in the case of an action contemplated by clause (i) of the preceding paragraph, specify in reasonable detail the circumstances related to the intervening event and the Pinnacle board’s determination with respect thereto, or (y) in the case of an action contemplated by clause (ii) of the preceding paragraph, (A) state that Pinnacle has received an unsolicited superior proposal, (B) specify the material terms and conditions of such superior proposal, (C) identify the person making such superior proposal, and (D) enclose the most recent draft of any agreements intended to be entered into in connection with such superior proposal; (ii) caused Pinnacle and its representatives to negotiate, to the extent Conagra so wishes to negotiate, in good faith during such five business day period following delivery of such notice with Conagra concerning any revisions to the terms of the merger agreement that Conagra wishes to propose in response to the intervening event or superior proposal, as applicable; (iii) following the end of such notice, determined in good faith after consultation with its outside legal counsel and financial advisor, that (x) in the case of an action contemplated by clause (i) of the preceding paragraph, the failure to effect an adverse recommendation change in response to such intervening event continues to be inconsistent with the exercise of its fiduciary duties to the stockholders of Pinnacle under applicable law after taking into account any changes to which Conagra has committed in writing to make to the merger agreement, or (y) in the case of an action contemplated by clause (ii) of the preceding paragraph, such acquisition proposal continues to constitute a superior proposal after taking into account any changes to which Conagra has committed in writing to make to the merger agreement, and (iv) in the event of any revisions to the financial or other material terms of any applicable superior proposal, Pinnacle delivers to Conagra a new notice describing such revisions (including copies of the most recent draft of any agreements implementing such revisions) and gives Conagra an additional opportunity to negotiate changes to the terms of the merger agreement (except that the notice period need only be three business days).

Pinnacle has also agreed to notify Conagra promptly (but in no event later than 24 hours) after receipt by Pinnacle (or any of its representatives) of any acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal, or any request for information relating to Pinnacle or any of its subsidiaries or for access to the business, properties, assets, books or records of Pinnacle or any of its subsidiaries, in each case by any person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of the merger agreement, an acquisition proposal, which notice will include the material terms and conditions of any such acquisition proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such acquisition proposal and indicating the name of the person making such acquisition proposal, inquiry, proposal, offer or request. Thereafter, Pinnacle will keep Conagra reasonably informed, on a timely basis, of the status and material terms of any such acquisition proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such person or its representatives and provide copies of all material written communications and draft documentation received relating to such acquisition proposal.

Conditions to the Closing of the Merger (see page 123)

The respective obligations of Conagra and Pinnacle to complete the merger are subject to the satisfaction or waiver at or prior to the effective time of the merger of the following conditions:

•	the receipt of the Pinnacle stockholder approval;

•	the authorization of the shares of Conagra common stock to be issued as merger consideration for listing on NYSE, subject to official notice of issuance;

•

the expiration or termination of any waiting period applicable to the merger under the HSR Act and the receipt of Canadian antitrust approval, which waiting period has expired and which approval has been received;

•

the absence of any applicable law, whether temporary, preliminary or permanent, by any court or other governmental entity in the United States or Canada that is in effect and restrains, enjoins or otherwise prohibits the closing of the merger or the other transactions contemplated by the merger agreement; and

•

the effectiveness of the registration statement of which this proxy statement/prospectus forms a part under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued (and not rescinded), and no proceeding for that purpose shall be pending before the SEC.

In addition, each of Pinnacle’s and Conagra’s obligations to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party being true and correct to the extent specified in the merger agreement;

•

the other party having performed or complied with, in all material respects, all of its obligations under the merger agreement required to be performed or complied with by it at or prior to the closing of the merger and each party shall have received at the closing a certificate on behalf of the other party by an executive officer to the effect that the conditions in this section have been satisfied; and

•

the absence, since the date of the merger agreement, of any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the other party and each party shall have received at the closing a certificate on behalf of the other party by an executive officer to the effect that the conditions in this section have been satisfied.

Termination of the Merger Agreement (see page 124)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after receipt of the Pinnacle stockholder approval, under the following circumstances:

•	by mutual written consent of Conagra and Pinnacle by action of their respective boards of directors;

•	by either Conagra or Pinnacle:

•

if the merger is not consummated by April 1, 2019 (the “end date”), except that, if on the end date, the conditions to closing related to antitrust clearance or other regulatory approval have not been satisfied, but all other conditions to closing have been satisfied or waived, then such date will be automatically extended to June 26, 2019;

•	if the Pinnacle stockholder approval is not obtained at the special meeting or at any adjournment or postponement thereof; or

•	if any order permanently restraining, enjoining or otherwise prohibiting the closing of the merger shall become final and non-appealable;

provided that the right to terminate the merger agreement hereunder will not be available to any party that has breached in any material respect its obligations under the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to, or the occurrence of, the closing of the merger;

•

by Pinnacle, whether before or after the Pinnacle stockholder approval, if there has been a breach any representation, warranty, covenant or agreement made by Conagra or Merger Sub in the merger agreement, such that (i) a condition set forth in the portions of the merger agreement detailing the conditions to obligations of Conagra relating to representations and warranties and the performance of obligations of Conagra and Merger Sub would not be satisfied and (ii) such breach is not curable or, if curable by the end date, Conagra (A) has not commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Conagra of written notice of such breach or failure to perform from Pinnacle stating Pinnacle’s intention to terminate the merger agreement pursuant to the merger agreement and the basis for such termination or (B) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform;

•

by Pinnacle, prior to receipt of the Pinnacle stockholder approval, in connection with entering into an alternative acquisition agreement in accordance with the non-solicitation provisions of the merger agreement;

•	by Conagra, if the Pinnacle board makes an adverse recommendation change; or

•

by Conagra, if there has been a breach any representation, warranty, covenant or agreement made by Pinnacle in the merger agreement, such that (i) a condition set forth in the portions of the agreement detailing the conditions to obligations of Pinnacle relating to representations and warranties and the performance of obligations of Pinnacle would not be satisfied and (ii) such breach is not curable or, if curable by the end date, Pinnacle (A) has not commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Pinnacle of written notice of such breach or failure to perform from Conagra stating Conagra’s intention to terminate the merger agreement pursuant to the merger agreement and the basis for such termination or (B) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform.

Termination Fee; Liability for Breach (see page 124)

Pinnacle will pay to Conagra a termination fee of $263,785,600 if:

•	Pinnacle terminates the merger agreement prior to the adoption of the merger agreement by the holders of shares of Pinnacle common stock in order to enter into an alternative acquisition agreement;

•	Conagra terminates the merger agreement because the Pinnacle board makes an adverse recommendation change;

•

(A) (x) Conagra or Pinnacle terminates because the holders of shares of Pinnacle common stock fail to approve the merger agreement at the special meeting or the end date has arrived or (y) Conagra terminates because Pinnacle breaches any of its representations, warranties, covenants or agreements in the merger agreement and such breach is not curable or, if curable by the end date, Pinnacle has not commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt of written notice of such breach or failure to perform stating Conagra’s intention to terminate the merger agreement and the basis for such termination or is not thereafter continuing to take good faith efforts to cure such breach or failure to perform, (B) an acquisition proposal has been publicly announced after the date of the merger agreement but prior to the date the merger agreement is terminated, and (C) within 12 months following the date of such termination, (1) the Pinnacle board recommends that stockholders vote in favor of, or tender into, an acquisition proposal, (2) Pinnacle enters into an alternative acquisition agreement providing for the consummation of an acquisition proposal, or (3) an acquisition proposal is consummated (provided that for purposes of this clause (C), the term “acquisition proposal” shall have the meaning described under “The Merger Agreement—No Solicitation; Board Recommendation” contained in this proxy statement/prospectus).

The parties have agreed that in no event shall Pinnacle be required to pay the termination fee on more than one occasion, and if Conagra receives the full amount of the termination fee from Pinnacle, such payment will be the sole and exclusive remedy of Conagra against Pinnacle and its subsidiaries and their respective former, current or future partners, stockholders, managers, members, affiliates and representatives and none of Pinnacle, any of its subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, affiliates or representatives will have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated thereby.

Fees Payable by Pinnacle and Conagra (see page 121)

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such expense, except (a) that expenses incurred in connection with (i) the filing fee for the registration statement of which this proxy statement/prospectus is a part and printing and mailing this proxy statement/prospectus and such registration statement and (ii) all statutory filing fees under the HSR Act shall be shared equally by Conagra and Pinnacle and (b) as otherwise expressly set forth in the merger agreement. For a description of certain fees and expenses incurred by the parties in connection with this proxy statement/prospectus, see the section titled “Special Meeting of Pinnacle Stockholders—Solicitation of Proxies” contained in this proxy statement/prospectus.

Effect on Pinnacle if Merger is Not Completed (see page 60)

If the merger agreement is not adopted or if the merger is not completed for any other reason, Pinnacle stockholders will not receive any payment for their shares of Pinnacle common stock. Instead, Pinnacle will remain an independent public company, shares of Pinnacle common stock will continue to be listed and traded on NYSE and registered under the Exchange Act and Pinnacle will continue to file periodic and current reports with the SEC. If the merger is not completed, depending on the circumstances that caused the merger not to be completed, the price of Pinnacle common stock may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of Pinnacle common stock would return to the price at which it trades as of the date of this proxy statement/prospectus. In addition, under specified circumstances, Pinnacle will be required to pay Conagra a termination fee of $263,785,600 upon the termination of the merger agreement.

Material U.S. Federal Income Tax Consequences (see page 128)

The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences—General”) generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of shares of Conagra common stock, and the fair market value as of the effective time of the merger of any shares of Conagra common stock received by such U.S. Holder in the merger, and (2) the U.S. Holder’s adjusted tax basis in its Pinnacle common stock.

In certain circumstances, a U.S. Holder who also owns shares of Conagra common stock at the time of the merger may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Code. As described further below under “Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code”, such U.S. Holders may be required to include the entire amount of the cash consideration received as dividend income. Any such U.S. Holders should consult their own tax advisors regarding the application of Section 304 to the merger.

Except in certain specific circumstances described in “Material U.S. Federal Income Tax Consequences”, a Non-U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences—General”) generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of Pinnacle common stock for any shares of Conagra common stock and/or cash in the merger. However, as described further below under “Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code”, as a result of the application of Section 304 of the Code, the entire amount of cash consideration paid to a Non-U.S. Holder may be treated as a dividend for U.S. federal income tax purposes if the Non-U.S. Holder also owns shares of Conagra common stock at the time of the merger. Because of the uncertainty regarding the application of Section 304 of the Code and the possibility of dividend treatment, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any cash merger consideration paid to a Non-U.S. Holder, regardless of whether the Non-U.S. Holder also owns shares of Conagra common stock at the time of the merger. Non-U.S. Holders should consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding taxes with respect to any portion of the cash consideration payable to them pursuant to the merger, and any actions that may be taken to mitigate any potential adverse tax consequences.

Please refer to the section titled “Material U.S. Federal Income Tax Consequences” contained in this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Withholding Taxes (see page 125)

Conagra, Merger Sub, the surviving corporation or the exchange agent will be entitled to deduct and withhold from the consideration, or other amount, payable or otherwise deliverable to any person pursuant to the merger agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax law. Any amount deducted or withheld pursuant to the merger agreement and paid over to the appropriate taxing authority will be treated as having been paid to the person in respect of which such deduction or withholding was made.

Comparative Rights of Stockholders (see page 144)

Pinnacle stockholders will have different rights once they become Conagra stockholders due to differences between the organizational documents of Pinnacle and Conagra. See the section titled “Comparison of Stockholders’ Rights” contained in this proxy statement/prospectus.

Advisory Vote on Specified Compensation (see page 51)

The approval of the nonbinding compensation proposal by the holders of shares of Pinnacle common stock requires the approval by a majority of the votes cast affirmatively or negatively on that proposal at the special meeting. Assuming a quorum is present at the special meeting, abstentions will have no effect on the outcome of the nonbinding compensation proposal.

The vote on the nonbinding compensation proposal is a vote separate and apart from the vote to approve the merger agreement. Because the vote on the nonbinding compensation proposal is advisory only, it will not be binding on Pinnacle, the Pinnacle board, Conagra or the surviving corporation. Accordingly, because Pinnacle is contractually obligated to pay the compensation, if the merger agreement is approved by the holders of shares of Pinnacle common stock and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the nonbinding advisory vote.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CONAGRA

The following table sets forth selected historical consolidated financial data of Conagra for each of the fiscal years ended May 2014 through 2018. Conagra’s fiscal year ends on the last Sunday in May. The selected historical consolidated financial data as of May 2018 and 2017, and for each of the fiscal years ended May 2014 through 2018 have been derived from Conagra’s audited consolidated financial statements and should be read together with those audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Conagra’s Annual Report on Form 10-K for Conagra’s fiscal year ended May 27, 2018, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data as of May 2016, 2015 and 2014, and for the years ended May 2015 and 2014, has been derived from Conagra’s audited consolidated financial statements for such years, which have previously been filed with the SEC but which are not incorporated by reference into this proxy statement/prospectus. You should read the selected historical consolidated financial data in conjunction with Conagra’s consolidated financial statements, the related notes and other financial information incorporated by reference in this proxy statement/prospectus. For more information, see the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus.

	For the Fiscal Year Ended May
	2018	2017	2016	2015	2014
(in millions, except per share amounts)
INCOME STATEMENT DATA
Net sales (1)	$7,938.3	$7,826.9	$8,664.1	$9,034.0	$9,041.7
Income from continuing operations (1)	$797.5	$546.0	$128.5	$451.3	$325.4
Net income (loss) attributable to Conagra Brands, Inc. (2)	$808.4	$639.3	$(677.0)	$(252.6)	$303.1
Basic earnings per share:
Income from continuing operations attributable to Conagra Brands, Inc. common stockholders (1)	$1.97	$1.26	$0.29	$1.05	$0.77
Net income (loss) attributable to Conagra Brands, Inc. common stockholders (2)	$2.00	$1.48	$(1.57)	$(0.60)	$0.72
Diluted earnings per share:
Income from continuing operations attributable to Conagra Brands, Inc. common stockholders (1)	$1.95	$1.25	$0.29	$1.04	$0.76
Net income (loss) attributable to Conagra Brands, Inc. common stockholders (2)	$1.98	$1.46	$(1.56)	$(0.59)	$0.70
Cash dividends declared per share of common stock	$0.85	$0.90	$1.00	$1.00	$1.00
BALANCE SHEET DATA (as of period end)
Total assets	$10,389.5	$10,096.3	$13,390.6	$17,437.8	$19,241.5
Senior long-term debt (noncurrent) (1)	$3,035.6	$2,573.3	$4,685.5	$6,676.0	$8,507.0
Subordinated long-term debt (noncurrent)	$195.9	$195.9	$195.9	$195.9	$195.9
Total long-term debt (noncurrent)	$3,231.5	$2,769.2	$4,881.4	$6,871.9	$8,702.9

(1)

Amounts exclude the impact of discontinued operations of the Lightlife® operations, the Medallion Foods operations, the ConAgra Mills operations, the Private Brands operations, and the Lamb Weston operations.

(2)

Amounts include aggregate pre-tax goodwill and certain long-lived asset impairment charges in discontinued operations of $1.92 billion, $1.56 billion, and $596.2 million for fiscal 2016, 2015, and 2014, respectively.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PINNACLE

The following tables present selected historical consolidated financial data of Pinnacle for the fiscal years ended December 31, 2017, December 25, 2016, December 27, 2015, December 28, 2014, and December 29, 2013 and for the six months ended July 1, 2018 and June 25, 2017. The selected historical consolidated financial data as of December 31, 2017 and December 25, 2016, and for the three-year period ended December 31, 2017, are derived from Pinnacle’s audited consolidated financial statements and accompanying notes, which are contained in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data as of December 27, 2015, December 28, 2014 and December 29, 2013 and for the fiscal years ended December 28, 2014 and December 29, 2013, are derived from Pinnacle’s audited consolidated financial statements for such years, which have previously been filed with the SEC but which are not incorporated by reference into this proxy statement/prospectus. The financial data as of and for the six months ended July 1, 2018 and June 25, 2017 have been obtained from Pinnacle’s unaudited consolidated financial statements included in Pinnacle’s Quarterly Report on Form 10-Q for the fiscal quarterly period ended July 1, 2018, which is incorporated by reference into this proxy statement/prospectus.

The information set forth below is only a summary. You should read the following information together with Pinnacle’s audited consolidated financial statements and accompanying notes and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2017 and Pinnacle’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2018, each of which is incorporated by reference into this proxy statement/prospectus, and in Pinnacle’s other reports filed with the SEC. For more information, see the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus.

	Six months ended		For the Fiscal Year Ended
	July 1, 2018	June 25, 2017	December 31, 2017	December 25, 2016	December 27, 2015	December 28, 2014	December 29, 2013
			53 weeks	52 weeks	52 weeks	52 weeks	52 weeks
(in millions, except per share and share data)
STATEMENTS OF OPERATIONS DATA:
Net sales	$1,520.6	$1,510.7	$3,144.0	$3,127.9	$2,655.8	$2,591.2	$2,463.8
Gross profit	417.9	374.5	868.1	916.1	740.5	681.2	654.2
Earnings before interest and taxes	219.7	155.2	448.7	479.6	424.7	512.3	293.0
Earnings before income taxes	147.9	46.0	279.2	340.5	336.4	416.2	160.8
(Benefit) Provision for income taxes (1)	34.7	4.3	(253.0)	129.4	123.9	167.8	71.5

Net earnings	$113.2	$41.6	$532.2	$211.1	$212.5	$248.4	$89.3

Net earnings per share:
Basic	$0.95	$0.35	$4.50	$1.81	$1.83	$2.15	$0.84
Diluted	$0.94	$0.35	$4.45	$1.79	$1.81	$2.13	$0.82
Weighted average shares outstanding:
Basic	118,635,078	117,868,921	118,140,957	116,871,948	116,031,648	115,697,621	106,841,198
Diluted	119,880,526	119,469,188	119,552,072	118,160,705	117,322,526	116,885,222	108,618,740
Dividends declared per share	$0.650	$0.570	$1.22	$1.08	$0.98	$0.89	$0.57

CASH FLOW:
Net cash provided by (used in):
Operating activities	$214.8	$120.3	$416.0	$487.5	$372.9	$550.7	$262.2
Investing activities	(59.7)	(47.4)	(129.8)	(1,086.4)	(105.8)	(270.0)	(652.4)
Financing activities	(324.1)	(295.4)	(390.3)	771.3	(124.2)	(358.0)	414.4

BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$80.4	$130.9	$249.8	$353.1	$180.5	$38.5	$116.7
Working capital (2)	347.5	418.4	507.7	553.3	469.1	346.6	488.0
Total assets	6,435.2	6,430.0	6,578.3	6,739.6	5,324.2	5,181.9	5,057.9
Total debt (3)	2,759.9	2,978.5	2,962.3	3,166.7	2,274.1	2,281.3	2,479.9
Total liabilities	4,003.6	4,485.0	4,198.0	4,790.7	3,518.6	3,468.0	3,459.9
Stockholders’ equity	2,430.5	1,943.9	2,379.1	1,948.0	1,805.5	1,714.0	1,598.0

(1)

Benefit from income taxes in fiscal 2017 includes the decrease in the Pinnacle net deferred income tax liability as a result of the Tax Cuts and Jobs Act of 2017. For more information, see Note 16 to the Consolidated Financial Statements, (Benefit)/Provision for Income Taxes contained in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this proxy statement/prospectus.

(2)	Working capital excludes short term borrowings, revolving debt facility and current portion of long term debt.
(3)	Total debt includes long term debt, short term borrowings, revolving debt facility and current portion of long term debt.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

Historical per Share Data for Conagra and Pinnacle Common Stock

The historical per share data for Conagra and Pinnacle common stock below is derived from the audited consolidated financial statements of each of Conagra and Pinnacle as of and for the years ended May 27, 2018 and December 31, 2017, respectively.

Unaudited Pro Forma Combined per Share Data for Conagra Common Stock

The unaudited pro forma combined per share data for Conagra common stock set forth below gives effect to the merger as if it had occurred on May 29, 2017, the beginning of the earliest period presented, in the case of continuing net income per share data, and as of May 27, 2018, in the case of book value per share data, and assuming that each outstanding share of Pinnacle common stock had been converted into shares of Conagra common stock based on the exchange ratio of 0.6494. The exchange ratio does not include the $43.11 cash portion of the merger consideration.

The unaudited pro forma combined per share data for Conagra common stock has been derived from the audited consolidated financial statements of Conagra as of and for the year ended May 27, 2018 and unaudited consolidated financial statements of Pinnacle as of and for the four quarterly periods ended April 1, 2018 which was determined by adding Pinnacle’s unaudited results for the three months ended April 1, 2018 to the results for the fiscal year ended December 31, 2017 and subtracting the results of the three months ended March 26, 2017.

The unaudited pro forma combined per share data for Conagra common stock has been derived using the acquisition method of accounting. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” contained in this proxy statement/prospectus. Accordingly, the pro forma adjustments reflect the assets and liabilities of Pinnacle at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

The unaudited pro forma combined per share data for Conagra common stock does not purport to represent the actual results of operations that Conagra would have achieved had the merger been completed during these periods or to project the future results of operations that Conagra may achieve after the merger.

Unaudited Pro Forma Combined per Pinnacle Equivalent Share Data

The unaudited pro forma combined per Pinnacle equivalent share data set forth below shows the effect of the merger from the perspective of an owner of Pinnacle common stock. The information was calculated by multiplying the unaudited pro forma combined per share data for Conagra common stock by the exchange ratio of 0.6494. The exchange ratio does not include the $43.11 cash portion of the merger consideration.

Generally

You should read the below information in conjunction with the selected historical consolidated financial data included elsewhere in this proxy statement/prospectus and the historical consolidated financial statements of Conagra and Pinnacle and related notes that have been filed with the SEC, certain of which are incorporated by reference into this proxy statement/prospectus. See the sections titled “Selected Historical Consolidated Financial Data of Conagra”, “Selected Historical Consolidated Financial Data of Pinnacle” and “Where You Can Find More Information” contained in this proxy statement/prospectus. The unaudited pro forma combined per share data for Conagra common stock and the unaudited pro forma combined per Pinnacle equivalent share data is derived from, and should be read in conjunction with, the unaudited pro forma combined financial information and related notes included in this proxy statement/prospectus. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” contained in this proxy statement/prospectus.

The following table sets forth certain historical and unaudited pro forma combined per share information for Conagra and Pinnacle.

As of/ For the Year Ended May 27, 2018
Conagra Historical per Common Share Data(1):
Net income from continuing operations—basic(2)	$1.97
Net income from continuing operations—diluted(2)	1.95
Cash dividends paid	0.85
Book value(3)	$9.61
Pinnacle Historical per Common Share Data(4):
Net income from continuing operations—basic	$4.50
Net income from continuing operations—diluted	4.45
Dividends declared per share	1.22
Book value(3)	$20.14
Unaudited Pro Forma Combined per Share Data(5):
Net income from continuing operations—basic	$2.39
Net income from continuing operations—diluted	2.38
Cash dividends paid(6)	N/A
Book value(3)	14.34
Unaudited Pro Forma Combined per Pinnacle Equivalent Share Data(5):
Net income from continuing operations—basic(7)(8)	$1.55
Net income from continuing operations—diluted(7)(8)	1.54
Cash dividends paid(6)	N/A
Book value(3)(6)(7)(8)	9.31

(1)	For the fiscal year ended May 27, 2018.
(2)	Amounts exclude the impact of discontinued operations of the Private Brands operations and the Lamb Weston operations.
(3)	Calculated by dividing stockholders’ equity by shares of common stock outstanding excluding common stock equivalents and securities convertible into shares of common stock.
(4)	For the fiscal year ended December 31, 2017.
(5)	Calculated based on the information contained in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” contained in this proxy statement/prospectus.
(6)	Pro forma combined dividends per share is not presented as the dividend policy for Conagra will be determined by the Conagra board of directors following the closing of the merger.
(7)

Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio in the merger of 0.6494 shares of Conagra common stock for each share of Pinnacle common stock. The exchange ratio does not include the $43.11 cash portion of the merger consideration.

(8)

The information shows how each share of Pinnacle common stock would have participated in Conagra’s net income from continuing operations and book value if the merger had occurred on May 29, 2017, in the case of net income per share data, and as of May 27, 2018, in the case of book value per share data.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

Conagra common stock is listed on NYSE under the trading symbol “CAG”. Pinnacle common stock is listed on NYSE under the trading symbol “PF”.

Conagra’s fiscal year ends on the last Sunday in May. The cash dividends declared, and the high and low sales prices per share for Conagra common stock as reported on NYSE, were as follows:

	Conagra Common Stock
	High	Low	Dividend
Fiscal Year Ending May 26, 2019:
First Quarter	$39.43	$34.52	$0.2125
Second Quarter (through August 30, 2018)	37.06	36.20	—
Fiscal Year Ended May 27, 2018:
First Quarter	$40.25	$32.93	$0.2125
Second Quarter	36.10	32.16	0.2125
Third Quarter	39.21	34.74	0.2125
Fourth Quarter	38.32	34.79	0.2125
Fiscal Year Ended May 28, 2017:
First Quarter	$48.81	$45.31	$0.25
Second Quarter	48.86	33.61	0.25
Third Quarter	41.19	35.96	0.20
Fourth Quarter	41.68	37.20	0.20

Pinnacle’s fiscal year ends on the last Sunday in December. The cash dividends declared, and the high and low sales prices per share for Pinnacle common stock as reported on NYSE, were as follows:

	Pinnacle Common Stock
	High	Low	Dividend
Fiscal Year Ending December 30, 2018:
First Quarter	$63.00	$52.30	$0.325
Second Quarter	70.51	52.25	0.325
Third Quarter (through August 30, 2018)	67.08	64.39	0.325
Fiscal Year Ended December 31, 2017:
First Quarter	$59.11	$52.49	$0.285
Second Quarter	66.66	57.35	0.285
Third Quarter	62.46	56.89	0.325
Fourth Quarter	60.08	52.81	0.325
Fiscal Year Ended December 25, 2016:
First Quarter	$46.15	$39.15	$0.255
Second Quarter	45.56	41.47	0.255
Third Quarter	52.00	43.00	0.285
Fourth Quarter	53.30	46.36	0.285

The following table sets forth the closing price per share of Conagra common stock and of Pinnacle common stock as of June 26, 2018, the last trading day prior to the public announcement of the merger and August 30, 2018, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The table also shows the implied value of the merger consideration for each share of Pinnacle common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of Conagra common stock on the relevant date by the exchange ratio of 0.6494, representing the stock portion of the merger consideration, and adding $43.11, the cash portion of the merger consideration.

	Conagra Common Stock	Pinnacle Common Stock	Implied Per Share Value of Merger Consideration
June 26, 2018	$38.23	$67.86	$67.94
August 30, 2018	$36.50	$66.55	$66.81

The market prices of shares of Conagra common stock and Pinnacle common stock have fluctuated since the date of the announcement of the merger and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the special meeting and the date the merger is completed, and the market price of shares of Conagra common stock will continue to fluctuate after the closing of the merger. No assurance can be given concerning the market prices of Conagra common stock or Pinnacle common stock before the closing of the merger or Conagra common stock after the closing of the merger. The exchange ratio is fixed in the merger agreement, but the market price of Conagra common stock (and therefore the value of the merger consideration) when received by Pinnacle stockholders after the closing of the merger could be greater than, less than or the same as shown in the table above. Accordingly, Pinnacle stockholders are advised to obtain current market quotations for Conagra common stock and Pinnacle common stock when considering whether to vote “FOR” the adoption of the merger agreement.

Dividends

Conagra currently pays a quarterly dividend on Conagra common stock. Under the terms of the merger agreement, until the effective time of the merger, Conagra will not, and will not permit any Conagra subsidiary, to declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock other than its regular quarterly cash dividends made in accordance with its past practices in an amount up to $0.2125 per share. Conagra last paid a quarterly dividend on August 30, 2018, of $0.2125 per share.

Pinnacle currently pays a quarterly dividend on Pinnacle common stock. Under the terms of the merger agreement, until the effective time of the merger, Pinnacle will not, and will not permit any Pinnacle subsidiary, to declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock other than (1) dividends and distributions by a direct or indirect wholly owned subsidiary of Pinnacle to Pinnacle or any other direct or indirect wholly owned subsidiary of Pinnacle or (2) Pinnacle’s regular quarterly cash dividends made in accordance with its past practices in an amount up to $0.325 per share. On August 22, 2018, Pinnacle announced that the Pinnacle board approved a quarterly cash dividend of $0.325 per share to be paid on October 15, 2018 to Pinnacle stockholders of record as of the close of business on September 4, 2018. Pinnacle last paid a quarterly dividend on July 12, 2018 of $0.325 per share.

Any Pinnacle stockholder who holds the Conagra common stock into which Pinnacle common stock is converted in the merger will receive whatever dividends are declared and paid on Conagra common stock after the effective time of the merger. However, no dividend or other distribution having a record date after the effective time of the merger will actually be paid with respect to any Conagra common stock into which Pinnacle common stock has been converted in the merger until the certificates formerly representing shares of Pinnacle common stock have been surrendered (or the book-entry shares formerly representing shares of Pinnacle common stock have been transferred), at which time any accrued dividends and other distributions on those shares of Conagra common stock will be paid without interest. Subject to the limitations set forth in the merger agreement, any future dividends by Conagra will be declared and paid at the discretion of the Conagra board, and any future dividends by Pinnacle will be declared and paid at the discretion of the Pinnacle board. There can be no assurance that any future dividends will be declared or paid by Conagra or Pinnacle or as to the amount or timing of those dividends, if any.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference into this proxy statement/prospectus that are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements relate to information or assumptions about the timing of the closing of the merger, the expected benefits of the merger, plans, goals, projections and objectives of Conagra and Pinnacle for future operations, scale and performance, integration plans and expected cost savings therefrom, and anticipated future financial and operating performance results, including operating margin or gross margin improvements, capital and other expenditures, cash flow, dividends, restructuring and other project costs and debt ratings, among other things. Forward-looking statements are accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “possible”, “potential”, “should”, “target”, “will”, “would”, and similar expressions.

Statements regarding future events or the future performance or results inherently are subject to a variety of risks, contingencies and other uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied by the forward-looking statements. The risks, contingencies and other uncertainties that could result in the failure of the proposed transaction to be completed or, if completed, that could have a material adverse effect on the results of operations, cash flows and financial position of Conagra, Pinnacle or the combined company following the merger, and any anticipated benefits of the merger to Conagra, Pinnacle or the combined company include:

•	the failure to obtain Pinnacle stockholder approval of the merger;

•	the possibility that the closing conditions to the merger may not be satisfied or waived;

•	delay in closing the merger or the possibility that the merger will not close;

•

the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected, including that the merger may not be accretive within the expected timeframe or to the extent anticipated;

•	the occurrence of any event that could give rise to termination of the merger agreement;

•

the risk that stockholder litigation in connection with the merger may affect the timing or occurrence of the merger or result in significant costs of defense, indemnification and liability to Conagra or Pinnacle;

•	risks related to the disruption of the merger to Conagra and Conagra’s management or to Pinnacle and Pinnacle’s management;

•

the effect of the announcement of the merger on the ability of Conagra, Pinnacle or the combined company to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties;

•	Conagra’s ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of Conagra’s Lamb Weston business;

•	the continued evaluation of the role of Conagra’s Wesson oil business;

•	the impact of general economic and industry conditions on Conagra, Pinnacle or the combined company;

•	Conagra’s, Pinnacle’s or the combined company’s ability to successfully execute long-term value creation strategies;

•	Conagra’s, Pinnacle’s or the combined company’s ability to access capital on acceptable terms or at all;

•

Conagra’s, Pinnacle’s or the combined company’s ability to execute operating and restructuring plans and achieve targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs;

•	the effectiveness of Conagra’s, Pinnacle’s or the combined company’s hedging activities and ability to respond to volatility in commodities;

•	the competitive environment in which Conagra and Pinnacle operate, and in which the combined company will operate, and related market conditions;

•	Conagra’s, Pinnacle’s and the combined company’s ability to respond to changing consumer preferences and the success of their innovation and marketing investments;

•	the ultimate impact on Conagra, Pinnacle or the combined company of any product recalls and litigation, including litigation related to the lead paint and pigment matters;

•

actions of governments and regulatory factors affecting the businesses of Conagra, Pinnacle or the combined company, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations;

•	the availability and prices to Conagra, Pinnacle or the combined company of raw materials, including any negative effects caused by inflation or weather conditions;

•	risks and uncertainties faced by Conagra, Pinnacle or the combined company associated with intangible assets, including any future goodwill or intangible assets impairment charges; and

•	other risks described in Conagra’s and Pinnacle’s reports filed from time to time with the SEC.

For a further discussion of these and other risks, contingencies and uncertainties that may impact Conagra, Pinnacle or the combined company, and that Pinnacle stockholders should consider prior to deciding whether to vote “FOR” the adoption of the merger agreement, see the section titled “Risk Factors” contained in this proxy statement/prospectus and in Conagra’s and Pinnacle’s other filings with the SEC incorporated by reference into this proxy statement/prospectus.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus as to the forward-looking statements contained in this proxy statement/prospectus, and as of the date of any document incorporated by reference into this proxy statement/prospectus as to any forward-looking statement incorporated by reference herein. Except as provided by federal securities laws, neither Conagra nor Pinnacle is required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to Conagra or Pinnacle or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Conagra and Pinnacle do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable federal securities laws.

RISK FACTORS

Conagra stockholders and Pinnacle stockholders should carefully consider the following risk factors and all of the other information contained in or incorporated by reference into this proxy statement/prospectus, including but not limited to, the matters addressed in the section titled “Cautionary Information Regarding Forward-Looking Statements” contained in this proxy statement/prospectus and the matters discussed under “Item 1A. Risk Factors” of Conagra’s Annual Report on Form 10-K for the fiscal year ended May 27, 2018 and Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as updated from time to time in Conagra’s and Pinnacle’s subsequent filings with the SEC, which are incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus.

Risk Factors Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either Conagra’s or Pinnacle’s stock price. Because the market price of Conagra common stock may fluctuate, the value of the merger consideration is uncertain.

In the merger, each share of Pinnacle common stock issued and outstanding immediately prior to the effective time of the merger (other than excluded shares) will be converted into the right to receive (i) $43.11 in cash and (ii) 0.6494 shares of Conagra common stock. No fractional shares will be issued in the merger, and Pinnacle stockholders will receive cash in lieu of any fractional shares.

Though the cash portion of the merger consideration is known, because the exchange ratio is fixed, the value of the stock portion of the merger consideration will depend on the market price of Conagra common stock at the effective time of the merger. The exchange ratio will not be adjusted for changes in the market price of the common stock of Conagra or Pinnacle between the date of signing the merger agreement and the closing of the merger. There will be a lapse of time between the date on which Pinnacle stockholders vote on the merger agreement at the special meeting and the date on which Pinnacle stockholders entitled to receive shares of Conagra common stock actually receive those shares. The value of the stock portion of the merger consideration has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the effective time of the merger and thereafter. The closing sale price per share of Pinnacle common stock as of June 26, 2018, the last trading date before the public announcement of the merger agreement, was $67.86, and the closing sale price per share has fluctuated as high as $[            ] and as low as $[            ] between that date and [                    ], 2018. The closing sale price per share of Conagra common stock as of June 26, 2018, the last trading date before the public announcement of the merger agreement, was $38.23, and the closing sale price per share has fluctuated as high as $[            ] and as low as $[            ] between that date and [                    ], 2018. Accordingly, at the time of the special meeting, the value of the stock portion of the merger consideration will not be known. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Conagra’s and Pinnacle’s respective businesses, operations and prospects, cash flows, and financial position, market expectations of the likelihood that the merger will be completed, the timing of the completion, litigation, regulatory considerations, and other factors both within and beyond the control of Conagra and Pinnacle. Moreover, the issuance of additional shares of Conagra common stock in the share issuance could depress the per share price of Conagra common stock. There is no right to terminate the merger agreement, and the merger contemplated thereby, as a result of an increase or decrease in the market price of the shares of Conagra common stock prior to the effective time of the merger.

Pinnacle stockholders are urged to obtain the latest market quotations for shares of Conagra common stock prior to submitting their votes or attending the special meeting.

The market price of shares of Conagra common stock will continue to fluctuate after the merger.

Upon the closing of the merger, holders of Pinnacle common stock will become holders of shares of Conagra common stock. The market price of shares of Conagra common stock may fluctuate significantly following the closing of the merger and holders of Pinnacle common stock could lose some or all of the value of their investment in Conagra common stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Conagra common stock, regardless of Conagra’s actual operating performance.

Current Pinnacle stockholders will generally have a reduced ownership and voting interest in Conagra after the merger and will generally exercise less influence over management.

Conagra expects to issue to Pinnacle stockholders approximately [            ] shares of Conagra common stock in the merger (including shares of Conagra common stock issuable in connection with certain performance based restricted stock awards). Based on the number of shares of common stock of Conagra expected to be outstanding immediately prior to the closing of the merger, Pinnacle stockholders are expected to own approximately [ ]% of the common stock of Conagra immediately following closing of the merger.

Pinnacle stockholders currently have the right to vote for Pinnacle’s directors and on other matters affecting Pinnacle. At the closing of the merger, each Pinnacle stockholder that receives shares of Conagra common stock and is not already a stockholder of Conagra will become a stockholder of Conagra with a percentage ownership that will be significantly smaller than such stockholder’s percentage ownership of Pinnacle prior to the merger. As a result of this reduced ownership percentage, upon closing of the merger, each former Pinnacle stockholder will generally have less voting power in Conagra than they now have in Pinnacle.

The shares of Conagra common stock to be received by Pinnacle stockholders upon the closing of the merger will have different rights from shares of Pinnacle common stock.

Upon the closing of the merger, Pinnacle stockholders will no longer be stockholders of Pinnacle. Instead, former Pinnacle stockholders will become stockholders of Conagra and their rights as Conagra stockholders will be governed by the terms of the Conagra certificate of incorporation and the Conagra bylaws. The terms of the Conagra certificate of incorporation and the Conagra bylaws are in some respects materially different than the terms of the Pinnacle certificate of incorporation and the Pinnacle bylaws, which currently govern the rights of Pinnacle stockholders. See the section titled “Comparison of Stockholders’ Rights” contained in this proxy statement/prospectus for a discussion of the different rights associated with shares of Conagra common stock and shares of Pinnacle common stock.

The market price of shares of Conagra common stock may be affected by factors different from those that historically have affected shares of Pinnacle common stock.

Upon the closing of the merger, holders of Pinnacle common stock will become holders of Conagra common stock. The businesses of Conagra differ from those of Pinnacle in certain respects and, accordingly, the financial position or results of operations and/or cash flows of Conagra after the merger, as well as the market price of shares of Conagra common stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Pinnacle. Following the closing of the merger, Pinnacle will be part of a larger company with other lines of business and a broader geographic footprint, so decisions affecting Pinnacle may be made in respect of the larger combined business as a whole rather than the Pinnacle businesses individually. For a discussion of the businesses of Conagra and Pinnacle and of some important factors to consider in connection with those businesses, see the section titled “The Companies” contained in this proxy statement/prospectus, and the documents incorporated by reference.

The merger is subject to the receipt of approval from Pinnacle stockholders. Failure to obtain this approval would prevent the closing of the merger.

Before the merger can be completed, Pinnacle stockholders must adopt the merger agreement. There can be no assurance that this approval will be obtained. Failure to obtain the required approval may result in a material delay in, or the abandonment of, the merger. Any delay in completing the merger may materially adversely affect the timing and amount of cost savings and other benefits that are expected to be achieved from the merger.

The merger is subject to a number of conditions to the obligations of both Conagra and Pinnacle to complete the merger, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the merger agreement.

The merger agreement contains a number of conditions to the closing of the merger, including, among others:

•	adoption of the merger agreement by Pinnacle stockholders;

•

effectiveness under the Securities Act of Conagra’s registration statement on Form S-4, of which this proxy statement/prospectus forms a part, relating to the offer, sale and issuance of the Conagra common stock in connection with the share issuance and the absence of any stop order in respect thereof or proceedings by the SEC for that purpose;

•

the affirmative approval of antitrust and competition authorities or expiration or termination of waiting periods in certain specified jurisdictions (the HSR waiting period has expired and Canadian antitrust approval has been received);

•	the absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit the closing of the merger;

•

subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of Conagra and Pinnacle and compliance by Conagra and Pinnacle with their respective covenants contained in the merger agreement; and

•	the absence of a material adverse effect relating to Conagra or Pinnacle.

Many of the conditions to the closing of the merger are not within either Conagra’s or Pinnacle’s control, and neither company can predict when or if these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to April 1, 2019, which may be automatically extended to June 26, 2019 if certain conditions related to regulatory consents and litigation have not been satisfied or waived, it is possible that the merger agreement may be terminated. Although Conagra and Pinnacle have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the merger as promptly as practicable, these and other conditions to the closing of the merger may fail to be satisfied. In addition, satisfying the conditions to and the closing of the merger may take longer and could cost more than Conagra and Pinnacle expect. Neither Conagra nor Pinnacle can predict whether and when these other conditions will be satisfied. Any delay in completing the merger may adversely affect the cost savings and other benefits that Conagra expects to achieve if the merger and the integration of the companies’ respective businesses are completed within the expected timeframe.

Conagra may encounter difficulties or high costs associated with securing financing necessary to pay the cash portion of the merger consideration.

Conagra’s obligation to complete the merger is not subject to a financing condition. To the extent necessary, Conagra may fund all or a portion of the cash portion of the merger consideration from borrowings under the bridge credit facility. Conagra intends to replace the availability under the bridge credit facility with permanent or alternative financing. Specifically, in connection with the merger, Conagra expects to incur up to $8.3 billion of long-term debt (which includes any funding under the new term loan facility), the proceeds of which would be used to fund the payment of the cash portion of the merger consideration, the repayment of Pinnacle debt, the refinancing of certain Conagra debt, and the payment of related fees and expenses. The permanent financing is also expected to include approximately $600 million of incremental cash proceeds from the issuance of equity and/or divestitures.

There is no guarantee that permanent or alternative financing will be available to Conagra on acceptable terms or at all. Conagra’s ability to obtain financing to replace or supplement the commitment under the bridge credit facility will be subject to various factors, including market conditions, operating performance and credit ratings, and may be subject to restrictions in the agreements relating to Conagra’s outstanding debt.

The receipt of financing by Conagra is not a condition to the closing of the merger or any of the other transactions contemplated by the merger agreement and Conagra will be required to complete the merger (assuming that all of the conditions to its obligations under the merger agreement are satisfied), whether or not the bridge credit facility or other financing is available on acceptable terms or at all.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of Conagra following the merger.

Conagra and Pinnacle are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Each company’s success until the merger, and Conagra’s success after the merger, will depend in part upon the ability of Conagra and Pinnacle to retain key management personnel and other key employees. Current and prospective employees of Conagra and Pinnacle may experience uncertainty about their roles within Conagra following the merger or other concerns regarding the timing and the closing of the merger or the operations of Conagra following the merger, any of which may have an adverse effect on the ability of each of Conagra and Pinnacle to attract or retain key management and other key personnel. Accordingly, no assurance can be given that following the merger Conagra will be able to attract or retain key management personnel and other key employees of Conagra and Pinnacle to the same extent that Conagra and Pinnacle have previously been able to attract or retain their own employees.

The business relationships of Conagra and Pinnacle may be subject to disruption due to uncertainty associated with the merger, which could have a material adverse effect on the results of operations, cash flows and financial position of Conagra or Pinnacle following the merger.

Parties with which Conagra or Pinnacle do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with Conagra or Pinnacle following the merger. Conagra’s and Pinnacle’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Conagra or Pinnacle following the merger. These disruptions could have an adverse effect on the results of operations, cash flows and financial position of Conagra or Pinnacle, including an adverse effect on Conagra’s ability to realize the expected cost savings and other benefits of the merger, regardless of whether the merger is completed. The risk, and adverse effect, of any disruption could be exacerbated by a delay in the closing of the merger or termination of the merger agreement.

The pursuit of the merger and the preparation for the integration may place a significant burden on Conagra’s or Pinnacle’s management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect Conagra’s or Pinnacle’s financial results.

The merger agreement subjects Conagra and Pinnacle to restrictions on their respective business activities prior to the effective time of the merger.

The merger agreement subjects Conagra and Pinnacle to restrictions on their respective business activities and obligates Conagra and Pinnacle to generally operate their businesses in the ordinary course, consistent with past practice, until the effective time of the merger. These restrictions could prevent Conagra and Pinnacle from pursuing attractive business opportunities that arise prior to the effective time of the merger and are outside the ordinary course of business.

Pinnacle’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Pinnacle stockholders generally.

In considering the proposals to be voted on at the special meeting, you should be aware that Pinnacle’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Pinnacle stockholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, potential severance benefits and other payments and rights to ongoing indemnification and insurance coverage. The members of the Pinnacle board were aware of and considered these interests in reaching the determination to approve the merger agreement and recommend that the holders of Pinnacle common stock vote their shares to adopt the merger agreement. For more information, please see the section titled “The Merger Agreement Proposal—Interests of Pinnacle’s Directors and Executive Officers in the Merger” contained in this proxy statement/prospectus.

Lawsuits have been filed against Pinnacle, the Pinnacle board and Conagra and other lawsuits may be filed against Pinnacle, Conagra and/or their respective boards challenging the merger. An adverse ruling in any such lawsuit could result in substantial costs and may delay or prevent the merger from being completed.

On August 7, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the United States District Court for the District of New Jersey, captioned Alexander Rasmussen v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12501. On August 9, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the United States District Court for the District of New Jersey, captioned Robert H. Paquette v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12578. On August 9, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the United States District Court for the District of New Jersey, captioned Wesley Lindquist v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12610. The Rasmussen Action, the Paquette Action and the Lindquist Action allege that Pinnacle’s preliminary proxy statement, filed with the SEC on July 25, 2018, omits material information with respect to the merger, rendering it false and misleading and thus that Pinnacle and the directors of Pinnacle violated Section 14(a) of the Exchange Act as well as Rule 14a-9 under the Exchange Act. The Rasmussen Action, the Paquette Action and the Lindquist Action further allege that the directors of Pinnacle violated Section 20(a) of the Exchange Act.

On August 15, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the Court of Chancery of the State of Delaware, captioned Jordan Rosenblatt v. Pinnacle Foods Inc. et al., Case No. 2018-0605. The Rosenblatt Action alleges that the directors of Pinnacle breached their fiduciary duty of disclosure by filing a preliminary proxy statement that contained materially incomplete and misleading information. The Rosenblatt Action further alleges that Pinnacle, Conagra and Merger Sub aided and abetted the directors’ alleged breach of fiduciary duty.

Defending against these lawsuits, and other lawsuits which may be filed, may result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Conagra’s or Pinnacle’s respective liquidity and financial condition.

One of the conditions to the closing of the merger is the absence of legal proceedings before a specified court or other governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the closing of the merger. Accordingly, if a plaintiff is successful in obtaining an injunction prohibiting the closing of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect Conagra’s and Pinnacle’s respective business, financial position and results of operations.

The closing of the merger may trigger change in control or other provisions in certain agreements to which Pinnacle is a party.

The closing of the merger may trigger change in control or other provisions in certain agreements to which Pinnacle is a party. If Conagra and Pinnacle are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Conagra and Pinnacle are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Pinnacle.

The merger agreement limits Pinnacle’s ability to pursue alternatives to the merger and may discourage other companies from trying to acquire Pinnacle.

The merger agreement contains “no shop” provisions that prohibit Pinnacle from soliciting or initiating discussions with third parties regarding other proposals to acquire Pinnacle, and Pinnacle has agreed to certain terms and conditions restricting its ability to respond to, enter into discussion and negotiation with respect to, and approve and accept, certain unsolicited proposals that constitute or are reasonably likely to lead to a superior proposal. In addition, Conagra generally has an opportunity to offer to modify the terms of the merger in response to any competing acquisition proposals before Pinnacle’s board of directors may withdraw or qualify its recommendation to stockholders for approval of the merger agreement. The merger agreement further provides that, upon termination of the merger agreement under specified circumstances, including termination by Pinnacle to enter into a definitive agreement for a proposal that constitutes a superior proposal or following a change, qualification or withdrawal of its recommendation to Pinnacle stockholders to approve the merger agreement, Pinnacle will be required to pay Conagra a cash termination fee equal to $263,785,600.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Conagra or Pinnacle from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or total value than the total value proposed to be paid or received in the merger. These provisions might also result in a potential third-party acquirer proposing to pay a lower price to the stockholders than it might otherwise have proposed to pay because of the added expense of the termination fee and other fees and expenses that may become payable in certain circumstances. If the merger agreement is terminated and Pinnacle determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

The merger may not occur at all or may not occur in the expected time frame, which may negatively impact Conagra’s or Pinnacle’s stock price and have a material adverse effect on either or both of their results of operations, cash flows and financial position.

The closing of the merger is not assured and is subject to Pinnacle stockholder approval and the satisfaction or waiver of customary closing conditions.

The merger is subject to risks and uncertainties, including the risks that the necessary Pinnacle stockholder approval will not be obtained or that other closing conditions will not be satisfied. If the merger is not completed or if there are significant delays in completing the merger the ongoing businesses of Conagra and Pinnacle may be materially adversely affected and, without realizing any of the benefits of having completed the merger, Conagra and Pinnacle would be subject to a number of risks, including the following:

•	Conagra and Pinnacle may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•	Conagra and Pinnacle and their respective subsidiaries may experience negative reactions from their respective customers, distributors, regulators, vendors and employees;

•	Conagra and Pinnacle will still be required to pay certain significant costs relating to the merger, such as legal, accounting, financial advisor and printing fees;

•	Conagra or Pinnacle may be required to pay one or more cash termination fees as required by the merger agreement;

•

the merger agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the merger agreement, which may have delayed or prevented the respective companies from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•

matters relating to the merger (including integration planning) require substantial commitments of time and resources by each company’s management, which could have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•

litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Conagra or Pinnacle to perform their respective obligations under the merger agreement.

If the merger is not completed, the risks described above may materialize and they may have a material adverse effect on Conagra’s or Pinnacle’s results of operations, cash flows, financial position and stock prices.

The unaudited pro forma condensed combined financial information and the unaudited prospective financial information included in this proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations and financial position of Conagra after the merger may differ materially.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Conagra’s actual results of operations and financial position would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Pinnacle identifiable assets to be acquired and liabilities to be assumed at fair value, and the resulting goodwill to be recognized. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed in the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. The unaudited pro forma condensed combined financial information is also based on a number of other estimates and assumptions, including estimates and assumptions of the type and terms of debt to be incurred to pay the cash portion of the merger consideration and the related fees and expenses. If the type or terms of the new debt actually incurred differ materially from the estimates and assumptions set out in the accompanying unaudited pro forma condensed combined financial information, Conagra’s actual results and financial condition after the closing of the merger could differ materially from the results and financial condition contemplated by the unaudited pro forma condensed combined financial information.

The unaudited prospective financial information prepared by Pinnacle in this proxy statement/prospectus was prepared for Pinnacle’s internal purposes and is presented in this proxy statement/prospectus because such forecasts were furnished to the Pinnacle board and its financial advisors. The unaudited prospective financial information is based on numerous variables and assumptions that are inherently uncertain and are beyond the control of each company’s management team, including assumptions with respect to macro-economic trends, interest rates and anticipated growth rates, and is not necessarily indicative of what each company’s actual results of operations, cash flows or financial position would be on the dates indicated. The assumptions used in preparing these forecasts may not prove to be accurate and other factors may affect Conagra’s actual results and financial condition after the closing of the merger, which may cause Conagra’s actual results and financial condition to differ materially from the estimates contained in the unaudited prospective financial information prepared by Pinnacle.

The merger may involve unexpected costs, unexpected liabilities or unexpected delays.

Conagra and Pinnacle currently expect to incur substantial costs and expenses relating directly to the merger, including debt financing and refinancing costs, fees and expenses payable to financial advisors, professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. In addition, the merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of possible litigation or other claims, which may significantly increase the related costs and expenses incurred by the combined company.

Risk Factors Relating to Conagra Following the Merger

Conagra may not realize the cost synergies from the merger.

The benefits that are expected to result from the merger will depend, in part, on Conagra’s ability to realize the anticipated growth opportunities and cost synergies as a result of the merger. Conagra’s success in realizing these growth opportunities and cost synergies, and the timing of this realization, depends on the successful integration of Pinnacle. There is a significant degree of difficulty and management distraction inherent in the process of integrating an acquisition as sizable as Pinnacle. The process of integrating operations could cause an interruption of, or loss of momentum in, Conagra’s and Pinnacle’s activities. Members of Conagra’s senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage Conagra, service existing customers, attract new customers, and develop new products or strategies. If senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the businesses of Conagra and Pinnacle could suffer. There can be no assurance that Conagra will successfully or cost-effectively integrate Pinnacle. The failure to do so could have a material adverse effect on Conagra’s and Pinnacle’s business, financial condition, and results of operations.

Even if Conagra is able to integrate Pinnacle successfully, this integration may not result in the realization of the full benefits that are currently expected from this integration, and there can be no guarantee that these benefits will be achieved within anticipated time frames or at all. For example, Conagra may not be able to eliminate duplicative costs. Moreover, Conagra may incur substantial expenses in connection with the integration of Pinnacle. While it is anticipated that certain expenses will be incurred to achieve cost synergies, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the planned acquisition may be offset by costs incurred to, or delays in, integrating the businesses.

The future results of Conagra following the merger will suffer if Conagra does not effectively manage its expanded operations.

Following the merger, the size of the business of Conagra will increase beyond the current size of either Conagra’s or Pinnacle’s business. Conagra’s future success will depend, in part, upon its ability to manage this expanded business, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Conagra will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.

Conagra is expected to incur substantial expenses related to the merger and integration.

Conagra expects to achieve annual cost synergies following completion of the merger and expects to incur one-time cash costs estimated at approximately $355 million in connection with the achievement of those cost synergies. As part of the achievement of those cost synergies, there are a large number of processes, policies, procedures, operations, technologies and systems that will need to be integrated, including purchasing, accounting and finance, sales, payroll, pricing and benefits. There are many factors beyond Conagra’s control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that Conagra expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in Conagra taking significant charges against earnings following the closing of the merger, and the amount and timing of such charges are uncertain at present.

Conagra will incur a substantial amount of debt to complete the merger. To service its debt, Conagra will require a significant amount of cash. Conagra’s ability to generate cash depends on many factors beyond its control. Conagra also depends on the business of its subsidiaries to satisfy its cash needs. If Conagra cannot generate the required cash, it may not be able to make the necessary payments required under its indebtedness.

At May 27, 2018, Conagra had total debt of approximately $3.8 billion. Conagra has the ability under its existing credit facilities to incur substantial additional indebtedness in the future, and it plans to incur significant additional indebtedness in connection with the completion of the merger. Specifically, in connection with the merger, Conagra expects to incur up to $8.3 billion of long-term debt (which includes any funding under the new term loan facility), the proceeds of which would be used to fund the payment of the cash portion of the merger consideration, the repayment of Pinnacle debt, the refinancing of certain Conagra debt, and the payment of related fees and expenses. Conagra’s ability to make payments on its debt, fund its other liquidity needs, and make planned capital expenditures will depend on its ability to generate cash in the future. Conagra’s historical financial results have been, and it anticipates that its future financial results will be, subject to fluctuations. Conagra’s ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Conagra cannot guarantee that its business will generate sufficient cash flow from its operations or that future borrowings will be available to it in an amount sufficient to enable it to make payments of its debt, fund other liquidity needs and make planned capital expenditures.

The degree to which Conagra is currently leveraged and will be leveraged following the closing of the merger could have important consequences for stockholders. For example, it could:

•	make it more difficult for the combined company to satisfy its debt service obligations;

•	restrict the combined company from making strategic acquisitions or taking advantage of favorable business opportunities;

•

limit flexibility to plan for, or react to, changes in the businesses and industries in which the combined company operates, which may adversely affect the combined company’s operating results and ability to meet its debt service obligations;

•	limit the ability of the combined company to refinance its indebtedness or increase the cost of such indebtedness;

•

require Conagra to dedicate a substantial portion of its cash flow from operations to the payment of debt service, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase Conagra’s vulnerability to adverse economic or industry conditions, including changes in interest rates;

•

limit Conagra’s ability to obtain additional financing in the future to fund its working capital requirements, capital expenditures, acquisitions, investments, debt service obligations and other general operating requirements or to enable it to react to changes in its business; or

•	place Conagra at a competitive disadvantage compared to businesses in its industry that have less debt.

Additionally, any failure to comply with covenants in the instruments governing Conagra’s debt could result in an event of default which, if not cured or waived, would have a material adverse effect on Conagra.

A significant portion of Conagra’s operations are conducted through its subsidiaries. As a result, Conagra’s ability to generate sufficient cash flow for its needs is dependent to some extent on the earnings of its subsidiaries and the payment of those earnings to Conagra in the form of dividends, loans or advances and through repayment of loans or advances from Conagra. Conagra’s subsidiaries are separate and distinct legal entities. Conagra’s subsidiaries have no obligation to pay any amounts due on its debt or to provide Conagra with funds to meet its cash flow needs, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by Conagra’s subsidiaries could be subject to statutory or contractual restrictions. Payments to Conagra by its subsidiaries will also be contingent upon its subsidiaries’ earnings and business considerations. Conagra’s right to receive any assets of any of its subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if Conagra is a creditor of any of its subsidiaries, Conagra’s rights as a creditor would be subordinate to any security interest in the assets of its subsidiaries and any indebtedness of its subsidiaries senior to that held by Conagra. Finally, changes in the laws of foreign jurisdictions in which Conagra operates may adversely affect the ability of some of Conagra’s foreign subsidiaries to repatriate funds to Conagra.

The substantial additional indebtedness that Conagra will incur in connection with the merger could materially adversely affect its financial position after the merger, which may include a decrease in Conagra’s business flexibility, an increase in its borrowing costs and/or a reduction of Conagra’s credit ratings.

Following the closing of the merger, Conagra will have substantially increased debt. This increased level of debt or any further increase in Conagra’s level of debt in connection with the closing of the merger could have the effect, among other things, of reducing Conagra’s flexibility to respond to changing business and economic conditions and will have the effect of increasing Conagra’s interest expense. In addition, if Conagra is unable to timely reduce its level of indebtedness following the merger, Conagra will be subject to increased demands on its cash resources, which could increase its total debt to capitalization ratios, decrease its interest coverage ratios or otherwise result in a breach of certain covenants or otherwise adversely affect the business and financial results of the combined company.

Conagra’s credit ratings impact the cost and availability of future borrowings and, accordingly, Conagra’s cost of capital. Conagra’s credit ratings reflect each rating organization’s opinion of Conagra’s financial strength, operating performance and ability to meet Conagra’s debt obligations. Any contemplated or any actual reduction in Conagra’s credit ratings may limit Conagra’s ability to borrow at interest rates consistent with the interest rates currently available or available to Conagra prior to the merger, even if such reduction does not result in a loss of Conagra’s investment grade rating. Any impairment of Conagra’s ability to obtain future financing on favorable terms could have a material adverse effect on Conagra’s ability to finance the cash portion of the merger consideration through the issuance of debt securities or another alternative to borrowings under the bridge credit facility on terms more favorable than those contemplated by the bridge credit facility, or to refinance the bridge credit facility if drawn.

The merger may result in a loss of customers, suppliers or strategic alliances and may result in the termination of existing contracts.

Following the merger, some of the customers, potential customers, suppliers or strategic partners of Conagra or Pinnacle, as historical businesses, may terminate or scale back their business relationship with Conagra. Some customers may not wish to source a larger percentage of their needs from a single company, or may feel that Conagra is too closely allied with one of their competitors. In addition, Conagra and Pinnacle have contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require Conagra or Pinnacle to obtain consents from these other parties in connection with the merger, which may not be obtained at all or on favorable terms. If customer or supplier relationships or strategic alliances are adversely affected by the merger, or if Conagra, following the merger, loses the benefits of the contracts of Conagra or Pinnacle, Conagra’s business and financial performance could suffer.

Conagra may have to make additional contributions following the closing of the merger to fund pension and other post-retirement benefit plans, including Pinnacle plans.

Conagra and Pinnacle and their respective subsidiaries currently maintain and contribute to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees. The obligation to make contributions to fund benefit obligations under these pension and other post-retirement benefit plans is based on actuarial valuations, which are based on certain assumptions, including the long-term return on plan assets and the discount rate. Conagra may have to make additional contributions following the closing of the merger to fund pension and other post-retirement benefit plans, including any such Pinnacle plans. Additional contributions could have a material adverse effect on the results of operations, cash flows and financial position of Conagra.

The market price of shares of Conagra common stock may decline in the future as a result of the sale of shares of Conagra common stock held by former Pinnacle stockholders or current Conagra stockholders.

Based on the number of shares of Pinnacle common stock outstanding as of [                    ], 2018 (other than excluded shares), Conagra expects to issue up to approximately [            ] shares of Conagra common stock to Pinnacle stockholders in the merger. Following their receipt of shares of Conagra common stock in the merger, former Pinnacle stockholders may seek to sell the shares of Conagra common stock delivered to them. Other Conagra stockholders may also seek to sell shares of Conagra common stock held by them following, or in anticipation of, the closing of the merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Conagra common stock, may affect the market for, and the market price of, Conagra common stock in an adverse manner.

The combined company will record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

The merger will be accounted for as an acquisition by Conagra in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Pinnacle and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Conagra. The reported financial condition and results of operations of Conagra for periods after the closing of the merger will reflect Pinnacle balances and results after the closing of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Pinnacle and its subsidiaries for periods prior to the merger. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” contained in this proxy statement/prospectus.

Other Risk Factors Relating to Conagra and Pinnacle Stockholders

As a result of entering into the merger agreement, Conagra’s and Pinnacle’s businesses are and will be subject to the risks described above. In addition, Conagra and Pinnacle are, and following the closing of the merger, Conagra will continue to be, subject to the risks described in Conagra’s Annual Report on Form 10-K for the fiscal year ended May 27, 2018 and Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as updated from time to time in their subsequent filings with the SEC, including those incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus.

PINNACLE PROPOSALS

Pinnacle Proposal 1: Merger Agreement Proposal

Pinnacle is asking its stockholders to adopt the merger agreement.

For a summary of and detailed information regarding this proposal, see the information about the merger agreement and the merger throughout this proxy statement/prospectus, including the information set forth in the sections titled “The Merger Agreement Proposal” and “The Merger Agreement”. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. You are urged to read the merger agreement carefully and in its entirety.

Under applicable law, Pinnacle cannot complete the merger without the affirmative vote of the holders of a majority of all outstanding shares of Pinnacle common stock entitled to vote thereon. If you abstain from voting, fail to cast your vote, in person or by proxy, or fail to give voting instructions to your broker, bank, trustee or other nominee, it will have the same effect as a vote “AGAINST” the merger agreement proposal.

The Pinnacle board recommends that you vote “FOR” the merger agreement proposal.

Pinnacle Proposal 2: Nonbinding Compensation Proposal

Pinnacle is providing its stockholders with the opportunity to cast a vote, on a nonbinding, advisory basis, to approve the merger-related compensation that may be paid or become payable to Pinnacle’s named executive officers in connection with the merger as disclosed in the table titled “Potential Payments to Named Executive Officers” and the accompanying footnotes contained in this proxy statement/prospectus, as required by Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Pinnacle board recommends that Pinnacle stockholders approve the following resolution:

“RESOLVED, that the stockholders of Pinnacle approve, on an advisory, nonbinding basis, the “golden parachute” compensation which will or may be paid to Pinnacle’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table titled “Potential Payments to Named Executive Officers” and the accompanying footnotes contained in this proxy statement/prospectus”.

The vote on the nonbinding compensation proposal is a vote separate and apart from the vote on the adoption of the merger agreement. Accordingly, you may vote “FOR” the adoption of the merger agreement and abstain or vote against the nonbinding compensation proposal and vice versa. Because the vote on the nonbinding compensation proposal is advisory only, it will not be binding on either Pinnacle or Conagra. Accordingly, if the merger agreement is adopted and the merger is completed, the merger-related compensation that is contractually required to be paid to Pinnacle’s named executive officers will be paid or become payable, subject only to the conditions applicable thereto, regardless of the outcome of the nonbinding, advisory vote of Pinnacle stockholders.

The affirmative vote, in person or by proxy, of holders of a majority of the shares of Pinnacle common stock represented at the special meeting and entitled to vote thereon is required to approve the nonbinding compensation proposal.

The Pinnacle board recommends that you vote “FOR” the nonbinding compensation proposal.

Pinnacle Proposal 3: Adjournment Proposal

Pinnacle is asking its stockholders to approve a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting. If Pinnacle stockholders approve the adjournment proposal, Pinnacle could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including proxies from stockholders that have previously returned properly executed proxies voting against adoption of the merger agreement. Among other things, approval of the adjournment proposal could mean that, even if Pinnacle had received proxies representing a sufficient number of votes against adoption of the merger agreement such that the merger agreement proposal would be defeated, Pinnacle could adjourn the special meeting without a vote on the adoption of the merger agreement and seek to convince the holders of those shares to change their votes to vote in favor of adoption of the merger agreement. Additionally, Pinnacle may seek to adjourn the special meeting if a quorum is not present or otherwise at the discretion of the chairman of the special meeting.

The Pinnacle board recommends that you vote “FOR” the adjournment proposal.

THE COMPANIES

Conagra Brands, Inc.

Conagra is one of North America’s leading branded food companies. Guided by an entrepreneurial spirit, the Company combines a rich heritage of making great food with a sharpened focus on innovation. The Company’s portfolio is evolving to satisfy people’s changing food preferences. Its iconic brands such as Marie Callender’s®, Reddi-wip®, Hunt’s®, Healthy Choice®, Slim Jim®, and Orville Redenbacher’s®, as well as emerging brands, including Alexia®, Angie’s® BOOMCHICKAPOP®, Blake’s®, Duke’s® and Frontera®, offer choices for every occasion.

Conagra’s Grocery & Snacks reporting segment principally includes branded, shelf stable food products sold in various retail channels in the United States.

Conagra’s Refrigerated & Frozen reporting segment principally includes branded, temperature controlled food products sold in various retail channels in the United States.

Conagra’s International reporting segment principally includes branded food products, in various temperature states, sold in various retail and foodservice channels outside of the United States.

Conagra’s Foodservice reporting segment includes branded and customized food products, including meals, entrees, sauces, and a variety of custom-manufactured culinary products packaged for sale to restaurants and other foodservice establishments primarily in the United States.

Conagra’s Commercial reporting segment included commercially branded and private label food and ingredients, which were sold primarily to commercial, restaurant, foodservice, food manufacturing, and industrial customers. The segment’s primary food items included a variety of vegetable, spice, and frozen bakery goods, which were sold under brands such as Spicetec Flavors & Seasonings®. In the first quarter of fiscal 2017, Conagra sold its Spicetec and JM Swank businesses. These businesses comprised the entire Commercial segment following the presentation of Lamb Weston as discontinued operations.

Conagra was initially incorporated as a Nebraska corporation in 1919 and was reincorporated as a Delaware corporation in January 1976. Conagra’s principal executive offices are located at 222 Merchandise Mart Plaza, Suite 1300, Chicago, Illinois 60654, and its main telephone number is (312) 549-5000.

Pinnacle Foods Inc.

Pinnacle is a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of approximately $3.1 billion in fiscal 2017. Pinnacle’s brand portfolio enjoys strong household penetration in the United States, where its products can be found in over 85% of U.S. households. Pinnacle’s products are sold through supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, natural and organic food stores, drug stores, e-commerce websites and warehouse clubs in the United States and Canada, as well as in military channels and foodservice locations. Given Pinnacle’s diverse portfolio of brands with attractive market positions, its business generates significant and stable cash flows that has enabled Pinnacle to pay regular quarterly dividends to its stockholders, reduce its debt and drive value creation through both reinvestment in its existing brands and periodic strategic acquisitions.

Pinnacle’s business is organized into the following four reportable segments: The Frozen segment, The Grocery segment, The Boulder segment and The Specialty segment.

Pinnacle Foods Inc. was incorporated under the name “Crunch Holding Corp.” in Delaware on July 28, 2003. Pinnacle Foods Inc. is a holding company whose sole asset is 100% ownership of Peak Finance Holdings

LLC, which is a holding company whose sole asset is 100% ownership of Pinnacle Foods Finance LLC. Pinnacle’s principal executive offices are located at 399 Jefferson Road, Parsippany, New Jersey 07054, and its telephone number is (973) 541-6620.

Patriot Merger Sub Inc.

Merger Sub, a wholly owned subsidiary of Conagra, is a Delaware corporation that was formed on June 22, 2018 for the sole purpose of effecting the merger. In the merger, Merger Sub will be merged with and into Pinnacle, with Pinnacle surviving as a wholly owned subsidiary of Conagra.

Its principal executive offices and its telephone number are the same as those of Conagra.

SPECIAL MEETING OF PINNACLE STOCKHOLDERS

Date and Time of the Special Meeting

The special meeting will be held on [                    ], 2018 at [            ] (Eastern [Daylight] Time) [                ].

Purpose of the Special Meeting

At the special meeting, Pinnacle stockholders will be asked to consider and vote on the following proposals:

(1)	to adopt the merger agreement;

(2)

to approve, on a nonbinding, advisory basis, the compensation that may be paid or may become payable to Pinnacle’s named executive officers in connection with, or following, the closing of the merger (this nonbinding compensation proposal relates only to contractual obligations of Pinnacle in existence prior to the closing of the merger that may result in a payment to Pinnacle’s named executive officers in connection with, or following, the closing of the merger and does not relate to any new compensation or other arrangements between Pinnacle’s named executive officers and Conagra or, following the merger, the surviving corporation and its subsidiaries) (see the section titled “The Merger Agreement Proposal—Interests of Pinnacle’s Directors and Executive Officers in the Merger” contained in this proxy statement/prospectus); and

(3)	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Record Date; Shares Entitled to Vote; Quorum

Stockholders of record as of the close of business on September 4, 2018, the record date for the special meeting, will be entitled to vote the shares of Pinnacle common stock that they held on the record date for the special meeting. At the close of business on the record date, there were [            ] shares of Pinnacle common stock outstanding, held by approximately [            ] holders of record. Each holder of shares of Pinnacle common stock is entitled to one vote per share of Pinnacle common stock held as of the record date on each of the proposals presented in this proxy statement.

A majority of the voting power of the issued and outstanding shares of capital stock of Pinnacle entitled to vote at the special meeting, present in person or represented by proxy, constitutes a quorum for the purposes of the special meeting. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares of Pinnacle common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the special meeting so long as a stockholder has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the special meeting. The proposals for consideration at the special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, no broker non-votes can occur at the meeting. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals. A quorum is necessary to transact business at the special meeting. Once a share of Pinnacle common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting, unless a new record date is required to be established. However, if a new record date is set for the adjourned special meeting, then a new quorum will have to be established. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned.

Vote Required; Abstentions and Broker Non-Votes

Adoption of the Merger Agreement

The proposal to adopt the merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Pinnacle common stock entitled to vote thereon at the special meeting.

Abstentions will have the same effect as a vote “AGAINST” the merger agreement proposal.

Approval of the Nonbinding Compensation Proposal

Approval of the nonbinding compensation proposal requires the affirmative vote of the holders of a majority of those shares of Pinnacle common stock present in person or by proxy at the special meeting and entitled to vote thereon. The vote to approve the nonbinding compensation proposal is not a condition to the closing of the merger and the nonbinding compensation proposal is advisory in nature and will not be binding on Conagra or Pinnacle. Accordingly, regardless of the outcome of the vote on the nonbinding compensation proposal, if the merger agreement is adopted and the merger is completed, the merger-related compensation may be paid or become payable to Pinnacle’s named executive officers in connection with the merger.

Abstentions will have the same effect as a vote “AGAINST” the nonbinding compensation proposal.

Approval of the Adjournment Proposal

Approval of the adjournment proposal requires the affirmative vote of holders of a majority of those shares of Pinnacle common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether a quorum is present. Unless the Pinnacle board fixes a new record date for the adjourned special meeting, the adjourned special meeting is more than 30 days after the date of the original special meeting, or law otherwise requires, no notice of the adjourned special meeting will be required so long as (i) the time and place to which the special meeting is adjourned, and the means of remote communications, if any, by which holders of Pinnacle common stock may be deemed to be present or represented by proxy and vote at such adjourned meeting are announced at the original special meeting and (ii) at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting.

Abstentions will have the same effect as a vote “AGAINST” a proposal to adjourn the special meeting.

Broker Non-Votes

Under NYSE rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of proposals that NYSE determines to be “non-routine” and will not vote on such proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. Under NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

Shares Held by Pinnacle’s Directors and Executive Officers

At the close of business on the record date, directors and executive officers of Pinnacle and their affiliates were entitled to vote approximately [            ] shares of Pinnacle common stock, or approximately [    ]% of the shares of Pinnacle common stock outstanding on that date. Pinnacle’s directors and executive officers who hold shares of Pinnacle common stock have informed Pinnacle that they intend, as of the date hereof, to vote all of their shares of Pinnacle common stock in favor of each of the proposals to be considered at the special meeting, although none of them has entered into any agreement obligating them to do so.

Pinnacle’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Pinnacle stockholders generally. For more information, please see the section titled “The Merger Agreement Proposal—Interests of Pinnacle’s Directors and Executive Officers in the Merger” contained in this proxy statement/prospectus.

Voting of Proxies

Voting in Person

All Pinnacle stockholders as of the record date may attend the special meeting and vote in person. Seating will be limited. Pinnacle stockholders will need to present proof of ownership of shares of Pinnacle common stock and proper photo identification, such as a driver’s license, to be admitted to the special meeting. If your shares of Pinnacle common stock are held through a broker, bank, trustee or other nominee, you will need to provide proof of ownership, such as a recent account statement or voting instructions form provided by your broker, bank, trustee or other nominee or other similar evidence of ownership, along with proper photo identification. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting, except as administered by Pinnacle.

Shares Held by Record Holder

If you are a Pinnacle stockholder of record (that is, if your shares of Pinnacle common stock are registered in your name with Computershare Investor Services, Pinnacle’s transfer agent), you may submit a proxy using one of the methods described below:

•

Voting by Proxy Card. You may vote by mail, indicating your vote by completing, signing and dating the enclosed proxy card where indicated and by mailing or otherwise returning the proxy card in the enclosed envelope. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

•

Voting by Telephone. If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-800-690-6903 and by following the recorded instructions. You will need the 16-digit control number included on your notice or your proxy card in order to vote by telephone.

•

Voting by Internet. If you have Internet access, you may submit your proxy by going to www.proxyvote.com and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit control number included on your notice or your proxy card in order to vote by Internet.

A control number, located on your proxy card, is designed to verify your identity and allow you to vote your shares of Pinnacle common stock, and to confirm that your voting instructions have been properly recorded when voting by telephone or electronically over the Internet. Please be aware that, although there is no charge for voting your shares, if you vote by telephone or electronically over the Internet, you may incur costs such as internet access and telephone charges for which you will be responsible.

If you hold shares as the Pinnacle stockholder of record, your vote by written proxy must be received before the polls close at the special meeting and any electronic or telephonic vote must be received by [            ], on the day of the special meeting. If you hold shares beneficially in “street name” with a broker, bank, trustee or other nominee, please follow the voting instructions provided by your broker, bank, trustee or other nominee.

Shares Held in “Street Name”

If your shares are held in “street name” through a broker, bank, trustee or other nominee, you may vote through your broker, bank, trustee or other nominee by completing and returning the voting form provided by your broker, bank, trustee or other nominee, or, if such a service is provided by your broker, bank, trustee or other nominee, by telephone or electronically over the Internet. To vote by telephone or over the Internet through your broker, bank, trustee or other nominee, you should follow the instructions on the voting instruction form provided by your broker, bank, trustee or other nominee.

Revocability of Proxies

Whether you have voted by Internet, telephone or mail, if you are a Pinnacle stockholder of record, you may change your vote and revoke your proxy by: (i) sending a written statement to that effect to Pinnacle’s corporate secretary or to any corporate officer of Pinnacle, provided such statement is received no later than [                    ], 2018; (ii) voting again by Internet or telephone at a later time before the closing of those voting facilities at [                    ] p.m. (Eastern [Daylight] Time) on [                    ], 2018; (iii) submitting a properly signed proxy card with a later date that is received no later than [                    ], 2018; or (iv) voting at the special meeting.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee.

Recommendation of the Pinnacle Board

The Pinnacle board carefully reviewed and considered the terms and conditions of the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Pinnacle board unanimously approved the merger agreement and declared in the best interest of the Pinnacle stockholders the acquisition of Pinnacle by Conagra by means of the merger and directed that the merger agreement be submitted to the Pinnacle stockholders for their adoption. Accordingly, the Pinnacle board unanimously recommends a vote “FOR” the proposal to approve the merger agreement. For a discussion of the factors that the Pinnacle board considered in determining to recommend the approval of the merger agreement, please see the section titled “The Merger Agreement Proposal—Recommendation of the Pinnacle Board and its Reasons for the Merger” contained in this proxy statement/prospectus.

The Board also recommends a vote “FOR” the nonbinding compensation proposal and a vote “FOR” the adjournment proposal.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement or if a quorum is not present at the special meeting.

Any adjournment of the special meeting requires the affirmative vote of holders of a majority of those shares of Pinnacle common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether a quorum is present.

Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow the Pinnacle stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned.

Solicitation of Proxies

Conagra and Pinnacle will each bear their own costs related to the merger and the retention of any information agent or other service provider in connection with the merger, except for the expenses incurred in connection with the filing of this document, which will be paid by Conagra, and the expenses incurred in connection with the printing and mailing of this document, which will be paid by Pinnacle. This proxy solicitation is being made by Pinnacle on behalf of the Pinnacle board. Pinnacle has hired MacKenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation of proxies, and will pay MacKenzie Partners, Inc. a fee of approximately $15,000, plus certain costs associated with additional services, if required. In addition to this mailing, proxies may be solicited by MacKenzie Partners, Inc., directors, officers or employees of Pinnacle or Conagra or their respective affiliates in person, by mail, by telephone or by electronic transmission. None of the directors, officers or employees of Pinnacle or Conagra will be directly compensated for such services.

Questions and Additional Information

If you have any questions concerning the merger, the special meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of Pinnacle common stock, please contact Pinnacle’s proxy solicitor:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Toll-free: (800) 322-2885 or (212) 929-5500

THE MERGER AGREEMENT PROPOSAL

General

This proxy statement/prospectus is being provided to Pinnacle stockholders in connection with the solicitation of proxies by the Pinnacle board to be voted at the special meeting and at any adjournments or postponements of the special meeting. At the special meeting, Pinnacle will ask its stockholders to (1) vote “FOR” the adoption of the merger agreement proposal, (2) vote “FOR” the nonbinding compensation proposal, and (3) vote “FOR” the adjournment proposal.

The merger will not be completed without the adoption of the merger agreement by Pinnacle stockholders. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger. For additional information about the merger agreement, see the section titled “The Merger Agreement” contained in this proxy statement/prospectus.

Effect of the Merger

Upon the closing of the merger, Merger Sub will merge with and into Pinnacle. Pinnacle will be the surviving corporation in the merger and will become a direct wholly owned subsidiary of Conagra.

At the effective time of the merger, each share of Pinnacle common stock issued and outstanding immediately prior to the effective time of the merger (other than excluded shares) will be converted into the right to receive (i) $43.11 in cash and (ii) 0.6494 shares of Conagra common stock. Conagra will not issue any fractional shares of Conagra common stock in the merger. Instead, a Pinnacle stockholder who otherwise would have received a fraction of a share of Conagra common stock will receive a cash payment, without interest, rounded down to the nearest whole cent, equal to such fractional amount multiplied by the average of the closing prices per share of Conagra common stock on NYSE for the ten full trading days ending on the second business day immediately preceding the date on which the effective time of the merger occurs. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Conagra stockholders will continue to hold their existing shares of Conagra common stock.

Effect on Pinnacle if the Merger Is Not Completed

If the merger agreement is not adopted or if the merger is not completed for any other reason, Pinnacle stockholders will not receive any payment for their shares of Pinnacle common stock. Instead, Pinnacle will remain an independent public company, shares of Pinnacle common stock will continue to be listed and traded on NYSE and registered under the Exchange Act and Pinnacle will continue to file periodic and current reports with the SEC. In addition, if the merger is not completed, Pinnacle expects that its management will operate the business in a manner similar to that in which it is being operated today and that stockholders will continue to be subject to the same risks and opportunities to which they are currently subject, including, among other things, the nature of the industry on which Pinnacle’s business largely depends, and general industry, economic, regulatory and market conditions.

Furthermore, if the merger is not completed, depending on the circumstances that caused the merger not to be completed, the price of Pinnacle common stock may decline significantly. If that were to occur, it is uncertain when, if ever, the price of Pinnacle common stock would return to the price at which it trades as of the date of this proxy statement/prospectus.

Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares of Pinnacle common stock. If the merger is not completed, the Pinnacle board will continue to evaluate and review Pinnacle’s business operations, strategic direction and capitalization, among other things, and will make such changes as are deemed appropriate. If the merger agreement is not adopted or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Pinnacle board will be offered or that Pinnacle’s business, prospects or results of operation will not be adversely impacted.

If the merger agreement is terminated under certain circumstances, Pinnacle will be obligated to pay Conagra a break-up fee of $263,785,600. For more information, see the section titled “The Merger Agreement—Termination Fee; Liability for Breach” contained in this proxy statement/prospectus.

Merger Consideration

At the effective time of the merger, each share of Pinnacle common stock issued and outstanding immediately prior to the effective time of the merger (other than excluded shares) will be converted into the merger consideration, which is the right to receive (i) $43.11 in cash, without interest, and (ii) 0.6494 shares of Conagra common stock. Conagra will not issue any fractional shares of Conagra common stock in the merger. Instead, a Pinnacle stockholder who otherwise would have received a fraction of a share of Conagra common stock will receive a cash payment, without interest, rounded down to the nearest whole cent, equal to such fractional amount multiplied by the average of the closing prices per share of Conagra common stock on NYSE for the ten full trading days ending on the second business day immediately preceding the date on which the effective time of the merger occurs.

If the merger is completed, Pinnacle stockholders who do not vote in favor of the adoption of the merger agreement at the special meeting, who continuously hold their shares of Pinnacle common stock through the effective time and who properly demand appraisal of their shares of Pinnacle common stock in compliance with the requirements of Section 262 of the DGCL will be entitled to exercise appraisal rights in connection with the merger under Section 262 of the DGCL. This means that holders of shares of Pinnacle common stock who may exercise appraisal rights and who also have properly exercised, perfected and not waived, effectively withdrawn or otherwise lost those appraisal rights are entitled to have their shares of Pinnacle common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Pinnacle common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest (subject to certain exceptions) to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery, so long as those holders comply exactly with the procedures established by Section 262 of the DGCL. For additional information about appraisal rights, see the section titled “Appraisal Rights” contained in this proxy statement/prospectus and the text of Section 262 of the DGCL attached hereto as Annex D.

If, between the date of the merger agreement and the effective time of the merger, the issued and outstanding shares of Pinnacle common stock or securities convertible or exchangeable into or exercisable for shares of Pinnacle common stock or the issued and outstanding shares of Conagra common stock or securities convertible or exchangeable into or exercisable for shares of Conagra common stock changes into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then the merger consideration will be equitably adjusted, without duplication, to proportionally reflect such change.

Based upon the closing sale price of shares of Conagra common stock on NYSE of $[        ] on [                ], 2018, the last practicable trading date prior to the date of this proxy statement/prospectus, the value of the merger consideration was approximately $[        ].

Background of the Merger

The Pinnacle board, together with Pinnacle’s management and with the assistance of Pinnacle’s advisors, regularly reviews Pinnacle’s long-term strategic plan and considers various strategic opportunities available to

Pinnacle and ways to enhance stockholder value, including in light of the business, competitive, regulatory and economic environment and developments in the industry in which Pinnacle operates. These reviews have included discussions as to whether Pinnacle should continue to execute on its strategy as a stand-alone company, pursue various transformative acquisitions or pursue a sale of the entire company. As part of these reviews, the Pinnacle board, together with Pinnacle’s management and with the assistance of Pinnacle’s advisors, has considered what would offer the best avenue to enhance stockholder value along with the potential benefits and risks of any potential course of action.

The board of directors of Conagra (the “Conagra board”), together with Conagra’s management, and with the assistance of Conagra’s advisors, likewise regularly reviews, at various points, Conagra’s long-term strategic plan, competitive position in the industry in which it operates and strategic alternatives, including potential divestitures and spinoffs of non-core assets as well as potential mergers and acquisitions that would further Conagra’s strategic objectives. From time to time, the Conagra board and management with the assistance of Conagra’s advisors have reviewed a potential acquisition of Pinnacle, which was identified as an acquisition target on the basis of its complementary product offerings and culture, and its synergy possibilities. In late calendar year 2016, the Conagra board authorized Sean Connolly, Conagra’s Chief Executive Officer, to approach a representative of Pinnacle regarding a potential acquisition.

In late November 2016, Roger Deromedi, the Chairman of the Pinnacle board, met with Mr. Connolly in Chicago. Mr. Connolly asked Mr. Deromedi whether Pinnacle would be interested in receiving an offer from Conagra. Mr. Deromedi indicated that Mr. Connolly should discuss any potential offer with Mark Clouse, Pinnacle’s Chief Executive Officer. Mr. Connolly did not make an offer at this meeting or provide any details regarding any potential offer.

On January 11, 2017, Mr. Clouse, Craig Steeneck, Pinnacle’s Executive Vice President and Chief Financial Officer and Michael Levitt, Pinnacle’s Senior Vice President of Corporate Development, participated in a conference call with representatives of a food company (“Company A”) to express Pinnacle’s potential interest in acquiring a portfolio of significant assets from Company A. Company A indicated that it would be open to exploring such a potential transaction with Pinnacle.

Between January 2017 and March 2017, representatives of Pinnacle and Company A engaged in preliminary discussions with respect to a potential acquisition by Pinnacle of a portfolio of significant assets from Company A. Pinnacle and Company A identified that a transaction structure involving Pinnacle common shares as consideration could be a viable basis for a potential transaction to proceed. In March 2017, Pinnacle selected Morgan Stanley as Pinnacle’s financial advisor for the purpose of advising on a potential transaction with Company A.

During the first calendar quarter of 2017, Conagra, in conjunction with the Conagra board and Conagra’s financial advisors (Goldman Sachs and Centerview Partners), continued to consider a potential acquisition of Pinnacle. Conagra and the Conagra board considered, among other things, Pinnacle’s strategic fit with Conagra, Pinnacle’s financial performance and synergy potential, and Conagra’s other ongoing priorities, including with respect to capital allocation and portfolio adjustments. On March 10, 2017, Mr. Connolly contacted Mr. Clouse to inform him that Conagra had an offer to discuss with Pinnacle. Mr. Connolly and Mr. Clouse agreed to meet on March 20, 2017.

On March 20, 2017, Mr. Clouse and Mr. Connolly met in New Jersey, and Mr. Connolly delivered to Mr. Clouse an unsolicited non-binding written proposal from Conagra to acquire 100% of the outstanding equity of Pinnacle for $66.00 per share, consisting of 60% cash and 40% newly issued Conagra common stock. Mr. Clouse indicated that he would discuss Conagra’s proposal with the Pinnacle board.

On March 22, 2017, Pinnacle entered into a confidentiality agreement with Company A in order to facilitate continued conversations regarding a potential transaction. Pinnacle and Company A then began exchanging certain confidential information about Pinnacle’s business and the assets of Company A that were the subject of the potential transaction.

On March 23, 2017, Pinnacle held a special meeting of the Transaction Committee of the Pinnacle board (which was formed during the Pinnacle board meeting on December 6, 2016 to facilitate the Pinnacle board’s review of prospective merger and acquisition transactions, the “Transaction Committee”), with members of Pinnacle’s management, other directors on the Pinnacle board (which, together with the directors on the Transaction Committee, meant that a majority of the directors of the Pinnacle board were present at the meeting), representatives of its then-current financial advisor which had been engaged for the purpose of advising on potential unsolicited offers and representatives of Cravath, Swaine & Moore LLP (“Cravath”), Pinnacle’s legal advisor, participating. Representatives of Pinnacle’s financial advisor and members of Pinnacle’s management discussed with the Transaction Committee Pinnacle’s financial performance and management’s forecast. The Transaction Committee, with the assistance of representatives of Pinnacle’s financial advisor, members of Pinnacle’s management and the other directors of the Pinnacle board present at the meeting, also discussed and evaluated Conagra’s unsolicited proposal. After discussion, the Transaction Committee (including the other directors of the Pinnacle board present at the meeting) concluded that it would not be in the best interests of Pinnacle to pursue the proposal due to the fact that, among other things, the Transaction Committee believed that the proposal offered by Conagra significantly undervalued Pinnacle and that Pinnacle’s current stand-alone strategy (as well as incremental opportunities arising from potential acquisitions) would provide better growth opportunities for Pinnacle. The Transaction Committee (including the other directors of the Pinnacle board present at the meeting) approved sending a response letter, the draft of which was reviewed and discussed. Pinnacle’s management also discussed possible acquisitions, including a possible transaction with Company A to acquire a portfolio of significant assets from Company A, and a possible acquisition of a food manufacturer (“Company B”).

On March 27, 2017, Mr. Clouse sent Mr. Connolly a letter rejecting Conagra’s March 20, 2017 proposal on the basis that it significantly undervalued Pinnacle and its prospects and would not be in the best interests of Pinnacle and its stockholders.

On April 3, 2017, Mr. Connolly sent Mr. Clouse a letter acknowledging Mr. Clouse’s response, and there were no further discussions with Conagra during 2017.

Between March 2017 and late August 2017, Pinnacle and Company A continued to engage in discussions with respect to a potential acquisition by Pinnacle of a portfolio of significant assets from Company A. In connection with these discussions, on May 18, 2017 Pinnacle and Company A entered into an addendum to the confidentiality agreement providing for a customary one-year standstill provision that would automatically terminate upon either party’s entry into a definitive acquisition agreement with a third party or entry into a definitive acquisition agreement between Pinnacle and Company A. Members of Pinnacle’s management, with the assistance of representatives of Morgan Stanley reviewed with Mr. Deromedi on June 23, 2017 and with the Pinnacle board on August 16, 2017, among other things, the potential acquisition by Pinnacle of a portfolio of significant assets from Company A. In late August 2017, Pinnacle and Company A discontinued discussions with respect to the potential acquisition due to an inability to agree on the key terms of such a transaction.

During 2017, Pinnacle also pursued a number of other potential acquisitions in addition to a potential transaction with Company A. During the spring and summer of 2017, Pinnacle participated in an auction process to purchase Company B. At the same time, Pinnacle participated in an auction process to purchase a manufacturer of specialty food products (“Company C”). Pinnacle was unsuccessful in its bids to acquire Company B and Company C. In the late summer and early fall of 2017, Pinnacle and another manufacturer of specialty food products (“Company D”) engaged in negotiations with respect to a potential acquisition of Company D by Pinnacle. Later that fall, it became apparent that Pinnacle would not be able to reach an agreement with Company D to acquire it.

On October 26, 2017, Mr. Levitt was contacted by the head of mergers and acquisitions of Company A to discuss re-engaging in conversations with respect to a potential transaction with Company A to acquire the previously discussed portfolio of significant assets from Company A. The representative of Company A provided Mr. Levitt with new information about potential synergies that could be achieved in connection with the potential acquisition and they discussed certain modified governance terms of such a transaction. The companies also discussed the possibility of entering into a term sheet. During November 2017, representatives of Pinnacle and Company A discussed potential elements for inclusion in the term sheet.

On November 21, 2017, Pinnacle held a special meeting of the Transaction Committee, with representatives of Morgan Stanley participating. Representatives of Pinnacle’s management, with the assistance of representatives of Morgan Stanley, discussed the re-engagement with Company A, including the draft term sheet which had been discussed by both companies’ legal and financial advisors and the potential risks or benefits of pursuing a transaction with Company A. After discussion, the Transaction Committee determined it was in the best interests of Pinnacle to continue to pursue such a transaction with Company A.

On November 29, 2017, representatives of Pinnacle’s management, representatives of Morgan Stanley and other outside advisors met with representatives of Company A’s management, representatives of Company A’s financial advisor and other outside advisors.

On November 30, 2017, Pinnacle and Company A executed a non-binding term sheet to purchase a portfolio of significant assets from Company A in a contemplated reverse-morris trust transaction. The non-binding term sheet included a short-term exclusivity provision restricting Pinnacle and Company A from soliciting offers for a possible sale of all or a substantial portion of the assets or capital stock of Pinnacle and such portfolio of significant assets of Company A.

On December 12, 2017, Company A notified Pinnacle that it was no longer interested in pursuing a transaction with Pinnacle regarding such portfolio of significant assets of Company A, citing complexity of the potential reverse-morris trust transaction, and that Company A was thereby terminating the term sheet. The short-term exclusivity provision in the term sheet ceased to be effective at that point.

Subsequent to its last formal communication with Pinnacle on April 3, 2017, Conagra continued to monitor Pinnacle’s performance. Management included Pinnacle as one of several potential acquisition opportunities in its discussions of strategic alternatives with the Conagra board. During a meeting of the Conagra board held on December 11 and 12, 2017, discussion of Pinnacle ensued. At this meeting, the Conagra board outlined the parameters under which Mr. Connolly was authorized to attempt to engage with Pinnacle on an oral basis, to determine whether Pinnacle would be receptive to receiving an acquisition proposal, and the Conagra board authorized Mr. Connolly to contact Pinnacle when the time seemed appropriate, given Conagra’s other priorities and initiatives.

In January 2018, following reports that certain activist investors had begun accumulating shares in Pinnacle, representatives of Pinnacle’s management initiated a process to select financial advisors in connection with evaluating strategic and financial alternatives, including transactions that could result in the sale of all or a substantial portion of the assets or capital stock of Pinnacle. At the conclusion of the process, Pinnacle selected Evercore and Credit Suisse for such roles.

On January 27, 2018, Mr. Clouse and Mr. Connolly were both attendees at a routine industry conference and Mr. Clouse approached Mr. Connolly for an unscheduled conversation. During the conversation, Mr. Clouse asked Mr. Connolly whether Conagra would be interested in exploring possible supply chain opportunities between Pinnacle and Conagra. Mr. Clouse and Mr. Connolly agreed to schedule a formal meeting to discuss potential supply chain opportunities.

On January 29, 2018, Mr. Levitt contacted representatives of Company A to discuss re-engaging in conversations with respect to a potential transaction for Pinnacle to acquire a revised portfolio of significant assets from Company A for cash, including the possibility of entering into a term sheet. Between January 29, 2018 and June 1, 2018, representatives of Pinnacle and Company A held a number of meetings and discussions regarding the terms of such a potential transaction.

A regular meeting of the Conagra board was held on February 21 and 22, 2018. During this meeting, Mr. Connolly provided the Conagra board with an update on Pinnacle’s recent financial performance, Mr. Clouse’s outreach regarding a potential supply chain partnership, management’s views on an acquisition of Pinnacle, management’s views on potential alternatives to an acquisition of Pinnacle and possible next steps. The Conagra board discussed these items with Conagra management, and advised Mr. Connolly of their support for him to receive information on Mr. Clouse’s concept of a supply chain partnership, but also on their continued support for his attempt to engage orally with Pinnacle to determine whether Pinnacle would be receptive to receiving an acquisition proposal. The Conagra board also discussed the availability and desirability of alternative strategic transactions.

On April 12, 2018, Mr. Clouse and Mr. Connolly telephonically discussed a potential supply chain partnership.

On April 17, 2018, Mr. Connolly called Mr. Clouse to inform him that Conagra was not interested in limiting the discussion to a potential supply chain partnership. Conagra believed that greater value creation was possible through a potential combination of the companies or, if Pinnacle was not interested, the other potential acquisition opportunities being considered by Conagra. Mr. Connolly advised Mr. Clouse that Conagra would be interested in potentially making an offer to acquire Pinnacle.

After the market closed on April 19, 2018, Jana Partners LLC (“Jana”) filed a Schedule 13D disclosing that Jana had acquired approximately 9.5% of Pinnacle’s shares. The filing also indicated that Jana planned to reach out to the Pinnacle board and management team to discuss certain measures to enhance Pinnacle’s value, including a potential sale. The filing noted that Jana historically maintained a constructive dialogue with Pinnacle and that Jana expected to continue its engagement with Pinnacle in such fashion. On the next trading day after Jana’s Schedule 13D filing, Pinnacle’s stock price increased approximately 10%.

On April 25, 2018, Mr. Clouse and Mr. Connolly spoke telephonically to discuss a potential offer by Conagra to acquire Pinnacle. During the discussion, no terms were discussed, but Mr. Clouse informed Mr. Connolly that if Conagra made a written offer to acquire Pinnacle, Mr. Clouse would discuss the offer with the Pinnacle board.

On May 3, 2018, Conagra held a meeting of the Conagra board, with members of Conagra senior management and representatives of its financial advisors participating, to discuss a potential business combination with Pinnacle. Members of Conagra senior management provided a preliminary overview of Pinnacle’s business and described the strategic opportunity presented by an acquisition of Pinnacle and the potential terms thereof. After discussion, the Conagra board authorized Conagra management to submit a written proposal to Pinnacle for the acquisition of 100% of Pinnacle’s outstanding equity in exchange for consideration consisting of 65% cash and 35% newly issued Conagra common stock.

On May 4, 2018, Conagra sent Pinnacle an unsolicited non-binding proposal to acquire 100% of the outstanding equity of Pinnacle for $66.00 per share, consisting of 65% cash and 35% newly issued Conagra common stock. The proposal indicated that the value represented a 20% premium to Pinnacle’s closing stock price on April 19, 2018 (the last trading day prior to the filing of the Schedule 13D by Jana).

On May 7, 2018, representatives of Pinnacle’s management, Mr. Deromedi and representatives of Jana met to discuss Pinnacle’s business and prospects.

On May 10, 2018, Mr. Levitt contacted a representative of Company A to continue to discuss a potential transaction with Company A. During the discussion, Mr. Levitt inquired whether Company A would be interested in acquiring Pinnacle. During this conversation, the representative of Company A informed Mr. Levitt that Company A was likely not interested in acquiring Pinnacle because such an acquisition would not be a good strategic fit for Company A.

On May 11, 2018, Pinnacle held a special meeting of the Pinnacle board, with members of Pinnacle’s management, representatives of Evercore, Credit Suisse, who had been selected as Pinnacle’s financial advisors with respect to strategic alternatives, and representatives of Cravath, participating. Representatives of Cravath reviewed the directors’ fiduciary duties and other legal matters in connection with the Pinnacle board’s consideration of Conagra’s non-binding proposal and consideration of other alternatives. Members of Pinnacle’s management described the unsolicited non-binding proposal Pinnacle received from Conagra and reminded the Pinnacle board of the unsolicited non-binding proposal received from Conagra in March 2017, noting that the mix of consideration had changed from 60% cash and 40% newly issued Conagra common stock to 65% cash and 35% newly issued Conagra common stock. Representatives of Evercore and Credit Suisse also discussed Pinnacle’s financial performance, market conditions and Pinnacle’s management forecasts, including certain unaudited prospective financial information for the fiscal years 2018 through 2022 as part of the development of management’s strategic plan (the “2018 Initial Management Case”). Following discussion with members of Pinnacle’s management and representatives of Evercore and Credit Suisse, the Pinnacle board approved the 2018 Initial Management Case. The Pinnacle board, with the assistance of representatives of Evercore and Credit Suisse and members of Pinnacle’s management, also evaluated Conagra’s unsolicited proposal, including the impact of Conagra’s financial assumptions on Conagra’s valuation of Pinnacle, Conagra’s proposal price and the premium offered. The Pinnacle board, with the assistance of representatives of Evercore and Credit Suisse and members of Pinnacle’s management, also discussed the current increased competitive environment for Pinnacle and other food companies and pressures on stock prices and trading multiples as a result of the increasingly competitive environment, particularly in comparison to March 2017, the time of Conagra’s first unsolicited approach. The Pinnacle board, with the assistance of representatives of Evercore and Credit Suisse and members of Pinnacle’s management, also discussed its views that the operating environment for Pinnacle and other food companies had become more challenging since the prior year. After discussion, the Pinnacle board concluded that Conagra’s proposal was not a basis on which Pinnacle would be willing to pursue a strategic combination with Conagra, but that Pinnacle’s management should continue to engage with Conagra to determine whether Conagra would be willing to offer an improved price that reflected the value of Pinnacle. The Pinnacle board reviewed a response letter to Conagra, a draft of which had been circulated to the Pinnacle board prior to the meeting, with members of Pinnacle’s management and representatives of its legal and financial advisors, and following discussion approved sending the response letter to Conagra. Members of Pinnacle’s management also discussed possible acquisitions, including an update on Pinnacle’s continued discussions with Company A and a possible transaction with another food and beverage company (a company Messrs. Clouse, Steeneck and Levitt have each had regular conversations with over the years regarding Pinnacle’s interest in acquiring certain significant assets from them, “Company E”) . The Pinnacle board approved continued engagement with both Company A and Company E.

Following the meeting of the Pinnacle board, also on May 11, 2018, Pinnacle sent its response letter to Conagra rejecting Conagra’s May 4, 2018 proposal on the basis that it undervalued Pinnacle and its prospects and would not be in the best interests of Pinnacle and its stockholders, but indicating that Pinnacle would be prepared to review any future proposal at an increased value.

On May 12 and May 13, 2018, Mr. Clouse and Mr. Connolly discussed Pinnacle’s response letter by phone, and determined to meet in person to discuss certain aspects of Pinnacle’s business and potential synergy opportunities.

On May 15, 2018, Pinnacle and Conagra entered into a confidentiality agreement, which contained a customary mutual standstill provision that would automatically terminate upon either party’s entry into a definitive acquisition agreement with a third party or entry into a definitive acquisition agreement between Pinnacle and Conagra.

Also on May 15, Mr. Clouse met with the chief executive officer of Company E to discuss a potential acquisition of a portfolio of significant assets from Company E. Company E indicated that they were focused on other strategic alternatives and would not be able to pursue such a transaction with Pinnacle at that time. During this meeting, Mr. Clouse inquired as to Company E’s interest in acquiring Pinnacle. The chief executive officer of Company E indicated that such a transaction would likely not be consistent with Company E’s current strategic directives but asked Mr. Clouse to let him know if anything changed strategically with respect to Pinnacle in the near term.

On May 16, 2018, Mr. Clouse, Mr. Steeneck and other representatives of Pinnacle met in Chicago, Illinois, with Mr. Connolly, David Marberger, Conagra’s Chief Financial Officer, and other representatives of Conagra, to discuss Pinnacle’s business and potential synergy opportunities in a business combination. At the meeting, Mr. Clouse and Mr. Steeneck presented information about the strategic rationale for a potential transaction, Pinnacle’s products’ brand health and revenue and margin trajectory, as well as a description of potential transaction synergies. At the meeting, Mr. Connolly expressed urgency in determining whether the parties could agree on a price that could form a basis for proceeding with a transaction and indicated that Conagra was evaluating an alternative strategic option.

On May 17, 2018, Mr. Clouse and Mr. Connolly telephonically discussed the possibility that Conagra would provide a revised proposal to Pinnacle. Mr. Clouse requested that any such proposal be in writing.

On May 17 and 18, 2018, the Conagra board met. During its meeting, the Conagra board received a presentation from Conagra’s management regarding the status of the discussions with Pinnacle, the Pinnacle financial and operational information shared during the meeting of May 16, 2018, and a financial analysis for a transaction at an increased valuation. The Conagra board authorized the terms upon which management was to submit an updated non-binding proposal to Pinnacle.

On May 18, 2018, Pinnacle received a revised non-binding proposal from Conagra to acquire 100% of the outstanding equity of Pinnacle for a price of not less than $66.00 per share and not to exceed $68.00 per share, consisting of 65% cash and 35% newly issued Conagra common stock. The proposal indicated that the value represented a range of 20% to 23% premium to Pinnacle’s closing stock price on April 19, 2018 (the last trading day prior to the filing of the Schedule 13D by Jana). Conagra’s revised non-binding proposal included a deadline for Pinnacle to respond by 5:00 p.m. Central Time on May 22, 2018.

On May 21, 2018, Pinnacle held a special meeting of the Pinnacle board, with members of Pinnacle’s management, representatives of Evercore, Credit Suisse and Cravath, participating. Members of Pinnacle’s management described the revised non-binding proposal Pinnacle received from Conagra, as well as Mr. Clouse’s meeting with Company E and continued discussions with Company A. Representatives of Evercore and Credit Suisse also discussed market conditions, Pinnacle’s financial performance and the 2018 Initial Management Case, and potential transactions with Company A, Company E and Conagra’s revised proposal. Following this review, representatives of Evercore and Credit Suisse discussed potential strategic acquirors that may have interest in acquiring Pinnacle, including Company A, Company E and a number of other potential acquirors, focusing on the likely strategic fit, level of interest and financial capacity of each potential acquiror. Members of the Pinnacle board noted that, other than Conagra, there did not appear to be another potential acquiror well-positioned to pursue a transaction with Pinnacle at the time. There was also a discussion of the potential risks to Pinnacle, and to the status of the discussions with Conagra and Company A, arising from any leak resulting from communicating with such other potential acquirors. The Pinnacle board also noted the existence of widespread public speculation concerning a potential sale of Pinnacle, and the fact that other potential bidders had had substantial time and opportunity to approach Pinnacle if they were interested. Based on this discussion, the Pinnacle board concluded that Pinnacle should not approach any other party at that time other than Company A and Company E. The Pinnacle board, with the assistance of representatives of Evercore and Credit Suisse and members of Pinnacle’s management, also evaluated the other acquisition opportunities currently available to Pinnacle, including the potential transactions with Company A or Company E, and various considerations related to such opportunities, including timing and financing considerations and certain preliminary financial analyses. The Pinnacle board, with the assistance of representatives of Evercore and Credit Suisse and members of Pinnacle’s management, also evaluated Pinnacle’s prospects on a stand-alone basis, assuming that Pinnacle would not complete a transformative acquisition opportunity. The Pinnacle board, with the assistance of representatives of Evercore and Credit Suisse and members of Pinnacle’s management, also discussed the current increased competitive environment for other food companies and pressures on stock prices and trading multiples, including significant share price declines experienced from selected peers as a result of earnings and announced acquisitions. The Pinnacle board, with the assistance of representatives of Evercore and Credit Suisse and members of Pinnacle’s management, also discussed that both Pinnacle’s then-current stock price and Pinnacle’s stock price prior to the Schedule 13D filing by Jana on April 19, 2018 reflected market speculation of a potential acquisition of Pinnacle. The Pinnacle board also observed that such speculation was evidenced by selected Wall Street analyst price targets prior to April 19, 2018, which speculated a probability of a potential acquisition of Pinnacle and potential acquisition price, even before the Schedule 13D filing by Jana (which led to further market speculation of a potential acquisition of Pinnacle). After discussion, the Pinnacle board concluded that Conagra’s updated proposal was not a basis on which the Pinnacle board would be willing to pursue a strategic combination with Conagra, as the proposed lower end of the range of Conagra’s proposal remained at $66.00 per share. The Pinnacle board further determined that Pinnacle’s management should continue to engage with Conagra to determine whether Conagra would be willing to offer a higher price. The members of the Pinnacle board authorized Pinnacle’s management to reply verbally to Conagra’s updated proposal with an indication that an offer price below $68.00 per share would not provide a basis for a deal with Conagra, and to seek the best achievable price at $68.00 per share or above. The Pinnacle board also approved continuing discussions with Company A regarding a potential transaction to acquire a portfolio of significant assets from Company A.

Thereafter, on May 21, 2018, Company A and Pinnacle entered into a non-binding term sheet to purchase a portfolio of significant assets from Company A for cash. Pinnacle was not subject to any exclusivity provisions, although Company A indicated a June 1 deadline to discuss whether Pinnacle was prepared to engage on an exclusive basis.

On May 22, 2018, Mr. Clouse and Mr. Connolly telephonically discussed Conagra’s May 18, 2018 revised non-binding proposal by phone. During the call, Mr. Clouse delivered the message that had been approved by the Pinnacle board. After further discussion, Mr. Connolly then agreed to revise Conagra’s non-binding proposal to reflect a price of $68.00 per share, indicating that Conagra was not prepared to pay a higher price.

On May 23, 2018, Pinnacle received a revised non-binding proposal from Conagra to acquire 100% of the outstanding equity of Pinnacle for a price of $68.00 per share, consisting of 65% cash and 35% newly issued Conagra common stock. Mr. Clouse then called Mr. Connolly to discuss this revised proposal, and Mr. Clouse and Mr. Connolly agreed to proceed with due diligence and negotiations of definitive documentation for a transaction on the basis of the May 23, 2018 revised non-binding proposal.

On May 24, 2018, Mr. Clouse and Mr. Connolly telephonically discussed the potential timing for a transaction. During the discussion, Mr. Connolly informed Mr. Clouse that Conagra’s preferred timing would be to announce a transaction concurrently with the release of Conagra’s operating results for the fourth quarter of fiscal 2018, then planned for June 28, 2018.

On May 30, 2018, Pinnacle held a regular meeting of the Pinnacle board, with members of Pinnacle’s management, representatives of Evercore, Credit Suisse, and Cravath participating. Members of Pinnacle’s management discussed the revised proposal from Conagra and subsequent discussions with Mr. Connolly. The Pinnacle board, with the assistance of representatives of Evercore and Credit Suisse, representatives of Cravath and members of Pinnacle’s management, also discussed the potential transaction structure and process, and whether to conduct outreach to other companies. After discussion, the Pinnacle board concluded that Pinnacle’s management should contact Company E to determine if Company E might be interested in a transaction with

Pinnacle. The Pinnacle board, with the assistance of representatives of Evercore and Credit Suisse, also reviewed an update on the potential acquisition opportunity for a portfolio of significant assets of Company A, noting Company A’s deadline of June 1, 2018 for Pinnacle to agree to negotiate a strategic transaction with Company A on an exclusive basis. Following discussion, the Pinnacle board determined that Pinnacle should end discussions with Company A regarding the potential acquisition transaction, and at any appropriate stage, reconfirm whether Company A continued to have no interest in pursuing a transaction to acquire Pinnacle. Representatives of Pinnacle’s management also reviewed with the Pinnacle board Pinnacle’s revised management forecast, which had been updated following completion of the first fiscal quarter of 2018 as was consistent with Pinnacle’s ordinary course review. Because the initial management forecast formed the basis of the 2018 Initial Management Case, which had been previously reviewed with and approved by the Pinnacle board, the Pinnacle board determined that the 2018 Initial Management Case should be updated to reflect the revised management forecast. As described in the section titled “Certain Pinnacle Unaudited Management Financial Forecasts”, the 2018 Modified Management Case reflected such update. The Pinnacle board also reviewed disclosure provided by Evercore and Credit Suisse regarding relationships between Evercore and Credit Suisse, as applicable, and each of Conagra and Pinnacle and determined that, based on the information provided by Evercore and Credit Suisse, as applicable, those relationships would not impair the ability of Evercore and Credit Suisse, respectively, to provide the Pinnacle board with objective advice.

Also on May 30, 2018, to facilitate Conagra’s due diligence process, Pinnacle provided access to an electronic data room responsive to a due diligence request list received by Jones Day, legal advisor to Conagra. The electronic data room included a copy of the 2018 Modified Management Case for the fiscal years 2018 through 2020 only.

Additionally, on May 30, 2018, Jones Day provided Cravath with a draft clean team agreement and an initial draft of the merger agreement. The draft merger agreement contained several provisions that would be unfavorable to Pinnacle and its stockholders, including (i) no requirement for Conagra to make any divestitures or commit to other remedies if necessary in order to obtain antitrust approval, (ii) no ability of the Pinnacle board to change its recommendation in favor of the merger in the absence of a superior proposal, (iii) no ability for Pinnacle to terminate the merger agreement in order to enter into a superior proposal and (iv) a “naked no vote fee” payable by Pinnacle to Conagra in the event that Pinnacle’s stockholders failed to approve the merger in the absence of a superior proposal. The draft merger agreement also specified that a fee would be payable if the Pinnacle board changed its recommendation of the transaction but did not specify the amount. From May 30 until June 25, 2018, representatives of Pinnacle, Cravath, Conagra and Jones Day held numerous discussions and engaged in negotiations regarding the terms of the merger agreement.

On June 1, 2018, Mr. Levitt called a representative of Company A to inform him that Pinnacle was no longer in a position to move forward with the potential transaction to purchase the previously discussed portfolio of significant assets from Company A.

On June 3, 2018, Pinnacle and Conagra entered into a clean team confidentiality agreement to cover certain competitively sensitive confidential information to be exchanged between Pinnacle and Conagra (and their respective advisors).

On June 4, 2018, Mr. Clouse and Mr. Connolly discussed via telephone the diligence process and the status of the potential transaction.

On June 5, 2018, Cravath returned a revised draft of the merger agreement to Jones Day. The revised draft contemplated, among other things, that (i) Conagra would make a more substantial commitment to take actions necessary to obtain antitrust approval, (ii) the Pinnacle board would be permitted to change its recommendation in favor of the merger in the absence of a superior proposal if the failure to make such a change would be inconsistent with the directors’ exercise of their fiduciary duties, (iii) Pinnacle would be permitted to terminate the merger agreement in order to enter into a superior proposal, (iv) there would be no requirement for Pinnacle to pay a “naked no vote fee” and (v) a proposed termination fee equal to two percent of Pinnacle’s equity value if the Pinnacle board changed its recommendation or terminated the merger agreement to accept an alternative proposal.

On June 7, 2018, to facilitate Pinnacle’s reverse due diligence process, Conagra provided access for Pinnacle and its advisors to an electronic data room responsive to a reverse due diligence request list received by Cravath.

Also on June 8, 2018, Mr. Clouse contacted the chief executive officer of Company E to discuss whether Company E had any interest in accelerating consideration of a potential transaction with Pinnacle. The chief executive officer of Company E indicated that Company E would discuss internally and get back to Mr. Clouse.

On June 12, 2018, Mr. Clouse, Mr. Steeneck and other representatives of Pinnacle met with Mr. Connolly, Mr. Marberger and other representatives of Conagra in New Jersey to provide them with a Pinnacle management presentation, including an overview of Pinnacle’s business, strategic plan, product pipeline, estimated operating results for the 2018 fiscal year and potential synergies and cost savings to be achieved in connection with a potential transaction.

On June 14, 2018, Jones Day provided Cravath with a revised draft of the merger agreement. The revised draft merger agreement contained several provisions that would be unfavorable to Pinnacle and its stockholders, including (i) no requirement for Conagra to make any divestitures or commit to other structural remedies if necessary in order to obtain antitrust approval above an unidentified threshold, (ii) no ability of the Pinnacle board to change its recommendation in favor of the merger in the absence of a superior proposal, (iii) a “naked no vote fee” payable by Pinnacle to Conagra in the event that Pinnacle’s stockholders failed to approve the merger in the absence of a superior proposal and (iv) a termination fee equal to four percent of Pinnacle’s equity value, payable in certain circumstances in which the Pinnacle board changed its recommendation or entered into an alternative agreement. Further, the representatives of Jones Day conveyed to Cravath that Conagra would be making a counter-proposal on the antitrust commitment standard within the next few days. The revised draft merger agreement included the right for Pinnacle to terminate the merger agreement in order to enter into a superior proposal.

Also on June 14, the chief executive officer of Company E contacted Mr. Clouse and informed him that Company E would not be able to pursue a sale transaction of the previously discussed portfolio of significant assets to Pinnacle at that time and was not interested in pursuing a potential transaction to acquire Pinnacle.

On June 16, 2018, Mr. Clouse and Mr. Connolly telephonically discussed the status of the potential transaction, including the parties’ respective antitrust analyses, various employee-related issues in the merger agreement, the calculation of the exchange ratio, the reverse due diligence workstream and transaction timing. Mr. Connolly emphasized to Mr. Clouse that the results for Conagra’s fourth fiscal quarter, which were to be presented to Pinnacle during a meeting on June 19, 2018 and announced publicly on June 28, 2018, would be positive and could lead to an increase in Conagra’s stock price, implying a lower exchange ratio than Pinnacle might be willing to accept. Accordingly, Mr. Clouse and Mr. Connolly reaffirmed their willingness to work toward entering into a definitive agreement prior to June 28, 2018.

On June 18, 2018, Cravath returned a revised draft of the merger agreement to Jones Day. The revised draft contemplated, among other things, (i) no requirement for Conagra to make any divestitures or commit to other structural remedies above an unidentified threshold if necessary in order to obtain antitrust approval, (ii) no ability of the Pinnacle board to change its recommendation in favor of the merger in the absence of a superior proposal unless there occurred an unanticipated “intervening event”, (iii) there would be no requirement for Pinnacle to pay a “naked no vote fee” and (iv) that the size of termination fee would be discussed.

On June 19, 2018, representatives of Pinnacle, Conagra, Cravath and Jones Day met in Chicago. At the meeting, representatives of Conagra gave a Conagra management presentation providing an overview of

Conagra’s business, strategy, growth opportunities, operating results for the fourth fiscal quarter and 2018 fiscal year and guidance as to certain key financial metrics for Conagra’s 2019 fiscal year prepared by the management of Conagra (the “Conagra Guidance”), which guidance was consistent in all material respects with the guidance contained in Conagra’s earnings release issued on June 27, 2018, and a review of the likely amount of deal synergies Conagra was planning to announce. Following the meeting, Mr. Clouse and Mr. Connolly met one-on-one to discuss some of the open issues in the merger agreement, including the methodology for setting the exchange ratio, the antitrust commitment standard, the size of the termination fee, the inclusion of a “naked no vote fee” and certain employee-related issues. Later that day, Mr. Connolly called Mr. Clouse to inform him, among other things, that Conagra would drop its request for a “naked no vote fee” and would reduce its requested termination fee to 3.3% of Pinnacle’s equity value. Representatives of Conagra and Pinnacle, together with their legal counsel, separately discussed and resolved certain other open items such as the right of the Pinnacle board to change its recommendation if certain “intervening events” occurred.

Also on June 19, at Pinnacle’s request, representatives of Evercore, Pinnacle’s financial advisor, contacted representatives of Company A to determine whether Company A had any interest in acquiring Pinnacle. The representatives of Company A confirmed that Company A was not interested in acquiring Pinnacle because such an acquisition would not be a good strategic fit for Company A at the current valuation levels.

On June 20, 2018, Pinnacle held a meeting of the Pinnacle board, with members of Pinnacle’s management, representatives of Evercore, Credit Suisse and Cravath participating. At the meeting, Mr. Clouse updated the Pinnacle board on the status of the discussions with Conagra, including the methodology for setting the exchange ratio, the antitrust commitment standard, the amount of the termination fee and certain employee-related issues. Representatives of Cravath reviewed with the Pinnacle board certain open terms in the draft merger agreement. Members of Pinnacle’s management, with the assistance of representatives of Evercore and Credit Suisse, discussed with the Pinnacle board their views as to various methodologies for setting the exchange ratio. After discussion, the Pinnacle board concluded that it would be in the best interest of Pinnacle and its stockholders to proceed with finalizing the acquisition of Pinnacle by Conagra, subject to satisfactory resolution of the remaining open business issues.

On June 20 and June 21, 2018, Conagra and Pinnacle exchanged high level summaries of open issues and their respective positions on such open issues, including the methodology for setting the exchange ratio, the antitrust commitment standard and certain employee-related issues. As of the end of June 21, 2018, the parties continued to be in disagreement with respect to the amount of certain of these items, and Conagra cancelled the meeting of its board that had been scheduled for June 22, 2018.

On June 22, 2018, representatives of Conagra and Pinnacle re-engaged with respect to the remaining open items in the transaction and reached resolution on several significant items, including those relating to the antitrust divestiture threshold, and gained closer alignment on the methodology for determining the exchange ratio. Conagra rescheduled the Conagra board call for June 24, 2018, and Mr. Connolly and Mr. Clouse discussed moving up the expected transaction announcement date from June 28, 2018 to June 27, 2018, which they concluded would be in the parties’ mutual interest.

On June 23, 2018, Jones Day provided Cravath with a revised draft of the merger agreement, which reflected the resolution of the business issues that had been resolved over the previous few days, with the exception of the final methodology for setting the exchange ratio and a small number of primarily employment-related issues, which remained open issues. Between June 23 and June 26, 2018, the parties and their advisors continued to negotiate these remaining open issues in the merger agreement.

On June 24, 2018, the Conagra board met with representatives of Conagra management, Conagra’s financial advisors and Jones Day to discuss the status of the discussions with Pinnacle, the financial terms of the transaction, including potential methodologies to calculate the exchange ratio, the legal terms of the transaction, including the extent of Conagra’s commitment to obtain antitrust approvals and certain open terms in the merger agreement and the process for raising the consideration necessary to close the transaction. The Conagra board also discussed the go-forward economics and capital structure of Conagra, including potential effects on credit ratings and the various risks presented by the transaction and related capital-raising activities. Representatives of Jones Day reviewed with the Conagra board their applicable fiduciary duties. After discussion with, and input from, members of management and the advisors, the Conagra board authorized senior management to proceed with finalizing the agreement, subject to the satisfactory resolution of open issues.

Separately on June 24, 2018, Mr. Connolly called Mr. Clouse to propose a modest change to the consideration mix between cash and Conagra common stock from the 65% / 35% (respectively) mix included in Conagra’s May 23, 2018 proposal. Mr. Connolly conveyed that based on feedback from certain credit rating agencies, it would be beneficial to the credit rating of the combined company to increase the proportion of stock consideration.

On June 25, 2018, after discussion, representatives of Conagra and Pinnacle agreed to change the mix of merger consideration to 63.4% cash and 36.6% Conagra common stock, with the exchange ratio to be set based on the volume-weighted average price of Conagra common stock for the five consecutive trading days ending June 21, 2018 on NYSE, and to finalize the remaining open issues.

On June 25, 2018, Pinnacle held a meeting of the Pinnacle board, with members of Pinnacle’s management, representatives of Evercore, Credit Suisse and Cravath participating. At the meeting, Mr. Clouse updated the Pinnacle board on the status of the discussions with Conagra, including Conagra’s proposals regarding the methodology for setting the exchange ratio and the mix of stock and cash consideration. Representatives of Cravath reviewed with the Pinnacle board the terms of the proposed merger agreement. Representatives of Evercore and Credit Suisse discussed with the Pinnacle board their respective preliminary financial analyses of Pinnacle and the proposed transaction with Conagra. There was also a report of the final contacts with Company A and Company E, with no responsive interest. After discussion, the Pinnacle board concluded that it would be in the best interest of Pinnacle and its stockholders to proceed with finalizing the acquisition of Pinnacle by Conagra. The Pinnacle board also reviewed updated disclosure provided by Evercore and Credit Suisse regarding relationships between Evercore and Credit Suisse, as applicable, and each of Conagra and Pinnacle and determined that, based on the information provided by Evercore and Credit Suisse, as applicable, those relationships would not impair the ability of Evercore and Credit Suisse, respectively, to provide the Pinnacle board with objective advice.

On June 26, 2018, Pinnacle held a meeting of the Pinnacle board to review and approve the proposed merger with Conagra, with members of Pinnacle’s management, representatives of Evercore, Credit Suisse and Cravath participating. At the meeting, Mr. Clouse updated the Pinnacle board on the resolution of certain outstanding issues, including the final exchange ratio and the final mix of cash and stock consideration. Representatives of Cravath reviewed with the Pinnacle board the changes to the terms of the proposed merger agreement since the prior day. Representatives of Evercore then reviewed and discussed with the Pinnacle board their updated financial analyses with respect to Pinnacle and the proposed merger with Conagra, based on the final merger consideration. Thereafter, at the request of the Pinnacle board, Evercore rendered its oral opinion to the Pinnacle board (which was subsequently confirmed in writing by delivery of Evercore’s written opinion dated the same date) as to, as of June 26, 2018, the fairness of the merger consideration, from a financial point of view, to the holders of Pinnacle common stock entitled to receive such merger consideration. Representatives of Credit Suisse then reviewed and discussed with the Pinnacle board its updated financial analyses with respect to Pinnacle and the proposed merger with Conagra. Thereafter, at the request of the Pinnacle board, Credit Suisse rendered its oral opinion to the Pinnacle board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion to the Pinnacle board dated the same date) as to, as of June 26, 2018, the fairness, from a financial point of view, to the holders of Pinnacle common stock other than the excluded holders of the merger consideration to be received by such holders in the merger pursuant to the merger agreement. After discussion, the Pinnacle board unanimously approved the merger agreement and authorized the execution and delivery of the merger agreement by Pinnacle.

Later that evening, the Conagra board held a meeting with members of Conagra’s senior management and representatives of Conagra’s financial advisors and Jones Day. With the assistance of Conagra management and the representatives of the Conagra board’s financial and legal advisors, the Conagra board reviewed the final terms and conditions of the merger agreement and the proposed transactions. Following discussion, the Conagra board unanimously approved and declared advisable the merger agreement and the transaction that it contemplates and authorized the execution and delivery of the merger agreement by Conagra.

Following the meetings of the Pinnacle board and the Conagra board, Pinnacle and Conagra executed the merger agreement.

On June 27, 2018, Pinnacle and Conagra issued a joint press release announcing the transaction and their execution of the merger agreement.

Also on June 27, 2018, Jana amended its Schedule 13D filing to applaud the Pinnacle board for their recent steps to realize value for Pinnacle stockholders.

Recommendation of the Pinnacle Board and its Reasons for the Merger

At the special meeting of the Pinnacle board on June 26, 2018, after careful consideration, including detailed discussions with Pinnacle’s management and its legal and financial advisors, the Pinnacle board unanimously:

•	approved the merger agreement;

•	declared in the best interest of the Pinnacle stockholders the acquisition of Pinnacle by Conagra by means of the merger; and

•

directed that the merger agreement be submitted to the holders of Pinnacle common stock for adoption and recommended that such stockholders vote their shares of Pinnacle common stock in favor of the adoption of the merger agreement at the special meeting.

As described above in the section titled “—Background of the Merger”, prior to and in reaching its determination, the Pinnacle board consulted with and received the advice of its financial advisors and outside counsel, discussed certain issues with Pinnacle’s management and considered a variety of factors weighing positively in favor of the merger, including the following material factors:

•

the per share merger consideration of $43.11 in cash and 0.6494 shares of Conagra common stock valued at $68.00 per share of Pinnacle common stock as of the date of the merger agreement based on the volume weighted average price per share of Conagra common stock for the five consecutive trading days ending June 21, 2018, which represented a premium of approximately:

•

23.2% to the closing price of Pinnacle common stock of $55.20 on NYSE on April 19, 2018 (which was the last trading day prior to the announcement that Jana Partners LLC had made a substantial investment in Pinnacle, leading to speculation that Pinnacle would consider a potential sale transaction); and

•	0.2% to the closing price of Pinnacle common stock of $67.86 on NYSE on June 26, 2018, the last trading day before the public announcement of the merger agreement;

•	the Pinnacle board’s understanding of Pinnacle’s business, operations, financial condition, earnings, prospects, competitive position and the nature of the industry in which Pinnacle competes;

•

the Pinnacle board’s understanding of the risks, uncertainties and challenges facing Pinnacle and the industry in which Pinnacle competes, including the risks that Pinnacle would face if it continued to operate on a standalone basis;

•

the separate financial analyses presented to the Pinnacle board by each of Evercore and Credit Suisse as well as the opinion of each of Evercore and Credit Suisse, dated June 26, 2018, to the Pinnacle board to the effect that, as of that date, and based upon and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinions, the merger consideration to be received by the holders of Pinnacle common stock other than Conagra, Merger Sub or any other direct or indirect wholly owned subsidiary of Conagra in the merger pursuant to the merger agreement was fair from a financial point of view to those holders;

•

the Pinnacle board’s assessment, taking into account the foregoing factors, of Pinnacle’s value on a standalone basis relative to the per share merger consideration of $43.11 in cash and 0.6494 shares of Conagra common stock;

•

the Pinnacle board’s belief, based on discussions and negotiations with Conagra, that $68.00 per share (based on the volume weighted average price per share of Conagra common stock for the five consecutive trading days ending June 21, 2018) was the highest price Conagra would be willing to pay and that Conagra would not be willing to increase the amount of either the cash consideration or the stock consideration;

•

the fact that Pinnacle stockholders immediately prior to the merger would own approximately 16% of the equity interests of Conagra immediately following the closing of the merger, assuming that Conagra funds a portion of the cash consideration in the merger with the potential offering of its common stock;

•

the fact that the merger consideration includes Conagra common stock, which would give former Pinnacle stockholders the opportunity to participate in future earnings and growth of Conagra and future appreciation in the value of Conagra’s common stock following the merger should they determine to retain the Conagra common stock they would receive in the merger;

•	the Pinnacle board’s review of Conagra’s business operations, financial condition, earnings and prospects;

•

the financial profile of a combined Pinnacle and Conagra relative to that of Pinnacle as a standalone company, with a more diversified revenue base and a greater cash flow as well as the synergies anticipated to be achievable in connection with the merger and the anticipated market capitalization, liquidity and capital structure of the combined company;

•

the fact that the per share merger consideration to be paid to Pinnacle stockholders consists of a significant cash component, which provided certainty of value, and that the market for Conagra common stock would allow Pinnacle stockholders the choice to either retain or dispose of the stock portion of the per share merger consideration;

•

the fact that the exchange ratio included in the merger agreement provides for a fixed number of shares of Conagra common stock which offers Pinnacle stockholders the opportunity to benefit from any increase in the trading price of Conagra common stock before the closing of the merger;

•	the risk that pursuing other potential alternatives, including continuing to operate on a standalone basis, could have resulted in the loss of an opportunity to consummate a transaction with Conagra;

•

the extensive, arm’s-length negotiations with Conagra which, among other things, resulted in an increase in the merger consideration from Conagra’s initial proposal and the revision of terms in the merger agreement more favorable to Pinnacle and its stockholders than initially proposed by Conagra;

•

the Pinnacle board’s process for soliciting the parties that were believed to be the most able and willing to pay the highest price for Pinnacle, as described above in the section titled “—Background of the Merger”;

•	the fact that Pinnacle engaged in, or attempted to initiate, discussions regarding a potential sale transaction with other parties, none of which expressed a willingness to pursue a transaction;

•

the Pinnacle board’s belief, following consultation with its financial advisors, that it was unlikely that an alternative bidder would in the foreseeable future offer Pinnacle stockholders superior terms and consideration to that offered by Conagra in the merger;

•

the Pinnacle board’s belief that Pinnacle’s stand-alone strategic plan involved risks in light of the industry and competitive pressures Pinnacle was facing and the Pinnacle board’s concerns with respect to the risks relating to Pinnacle’s ability to execute on its strategic plan including the possibility that the strategic plan may not produce the intended results on the targeted timing or at all;

•

the fact that certain research analysts had merger guidance that was generally consistent with the value of the per share merger consideration (after adjustments for actual EBITDA and synergy estimates);

•	the fact that the merger is not subject to approval by Conagra stockholders;

•

Conagra’s track record in acquiring other companies and businesses, its market capitalization and consolidated financial strength, the absence of a financing condition in the merger agreement, the fact that Conagra has the financial capacity to consummate the merger and Pinnacle’s ability to seek specific performance to prevent breaches of the merger agreement and to specifically enforce the terms of the merger agreement;

•	the provisions of the merger agreement that permit Pinnacle to evaluate an unsolicited superior proposal, including:

•

Pinnacle’s ability to furnish information to and engage in negotiations with third parties that have made an unsolicited takeover proposal that is a superior proposal or could reasonably be expected to result in a superior proposal, as more fully described in the section titled “The Merger Agreement—No Solicitation; Board Recommendation” contained in this proxy statement/prospectus;

•

the Pinnacle board’s ability to consider, and under certain conditions, to accept, a superior proposal in order to comply with the Pinnacle board’s fiduciary duties, and Pinnacle’s corresponding right to terminate the merger agreement upon the payment of a termination fee of $263,785,600 to Conagra in order to enter into a definitive agreement providing for such superior proposal; and

•

the $263,785,600 termination fee, which the Pinnacle board believed, after consultation with Pinnacle’s advisors, was reasonable and not likely to preclude a superior proposal for a business combination with Pinnacle;

•

the belief that the terms of the merger agreement, taken as a whole, provide protection against the risk that the closing of the merger is delayed or that the merger cannot be completed, including due to required regulatory approvals, based on, among other things:

•	the covenants contained in the merger agreement obligating each of the parties to use reasonable best efforts to cause the merger to be consummated;

•

the covenant in the merger agreement pursuant to which Conagra has agreed to use reasonable best efforts to obtain antitrust approval of the merger, including Conagra’s commitment to divest assets of Pinnacle and Conagra that collectively account for up to $300,000,000 of net sales during the most recent fiscal year of Conagra or Pinnacle, as applicable, if necessary to obtain antitrust approval;

•

the Pinnacle board’s belief that the end date for completing the merger under the merger agreement, following which either party, subject to certain exceptions, can terminate the merger agreement, allows sufficient time to complete the merger, including the provision of the merger agreement that allows the end date for completing the merger to be extended to June 26, 2019 if the merger has not been completed by the initial April 1, 2019 deadline because the expiration or termination of the waiting period (and any extension thereof) applicable to the merger under the HSR has not occurred or Canadian antitrust approval has not been obtained;

•	the likelihood and anticipated timing of consummating the merger in light of the scope of the conditions to closing; and

•	the fact that Pinnacle is entitled to specifically enforce the terms of the merger agreement;

•

the fact that the merger is not conditioned upon any member of Pinnacle’s management or board entering into any employment, equity contribution or other agreement or arrangement with Pinnacle or Conagra, and that no such agreement or arrangement existed as of the date of the merger agreement;

•

the Pinnacle board’s ability, under certain circumstances, to withhold or withdraw its recommendation to the holders of Pinnacle common stock that they vote in favor of adoption of the merger agreement;

•

the belief that the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations, are reasonable;

•	the fact that a vote of the holders of Pinnacle common stock is required under Delaware law to adopt the merger agreement; and

•

the availability of appraisal rights and payment of fair value under Delaware law to registered holders of Pinnacle common stock who, and beneficial owners of shares of Pinnacle common stock whose nominees, do not vote in favor of the proposal to adopt the merger agreement and follow the required statutory procedures specified in Section 262 of the DGCL, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the merger agreement.

In the course of its deliberations, the Pinnacle board also considered a variety of risks and other countervailing factors related to the merger agreement and the merger, including the following material factors:

•	the potential upside in Pinnacle’s stand-alone strategic plan;

•

the possibility that the merger might not be consummated in a timely manner or at all due to a failure of certain conditions, including with respect to the required approval of the transaction by antitrust regulatory authorities;

•

the risks and costs to Pinnacle if the merger does not close in a timely manner or at all, including the potential negative impact on Pinnacle’s ability to retain key employees, the diversion of management and employee attention and the potential disruptive effect on Pinnacle’s day-to-day operations and Pinnacle’s relationships with customers, suppliers and other third parties;

•

the restrictions on the conduct of Pinnacle’s business prior to the closing of the merger, which may delay or prevent Pinnacle from undertaking business opportunities that may arise or any other action that it might otherwise take with respect to the operations and strategy of Pinnacle;

•	the risk that the parties may incur significant costs and delays resulting from seeking governmental consents and approvals necessary for closing of the merger;

•

the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the synergies that are expected to occur in connection with the merger;

•

the challenges inherent in the combination of two businesses of the size and complexity of Pinnacle and Conagra, including potential risks associated with achieving anticipated synergies and successfully integrating Pinnacle’s business, operations and workforce with those of Conagra;

•

the fact that the exchange ratio included in the merger agreement provides for a fixed number of shares of Conagra common stock, meaning Pinnacle stockholders cannot be sure at the time they vote on the merger of the market value of the merger consideration they will receive, and the possibility that Pinnacle stockholders could be adversely affected by a decrease in the market price of Conagra common stock before the closing of the merger;

•

the provisions of the merger agreement that restrict Pinnacle’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, and that require Pinnacle to negotiate with Conagra (if Conagra desires to negotiate) prior to Pinnacle being able to terminate the merger agreement to accept a superior proposal;

•

the possibility that Pinnacle’s obligation to pay Conagra a termination fee of $263,785,600 upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making an alternative proposal to acquire Pinnacle;

•

the significant costs involved in connection with negotiating the merger agreement and completing the merger, including in connection with any litigation that may result from the announcement or pendency of the merger, and the fact that if the merger is not consummated, Pinnacle may be required to bear such costs;

•	the risk of litigation in connection with the execution of the merger agreement and the closing of the merger; and

•

the fact that the transaction, including the stock portion of the merger consideration, would be taxable to the holders of Pinnacle common stock that are U.S. holders for U.S. federal income tax purposes.

In addition, the Pinnacle board was aware of and considered the fact that Pinnacle’s executive officers have financial interests in the merger that may be different from, or in addition to, those of Pinnacle stockholders generally, including those interests that are a result of employment and compensation arrangements with Pinnacle, as described more fully below in the section titled “—Interests of Pinnacle’s Directors and Executive Officers in the Merger”.

The foregoing discussion of the factors considered by the Pinnacle board is not intended to be exhaustive, but rather includes the material factors considered by the Pinnacle board. The Pinnacle board collectively reached the conclusion to adopt the merger agreement and recommend that the holders of Pinnacle common stock vote their Pinnacle common stock to adopt the merger agreement, in light of the various factors described above and other factors that the members of the Pinnacle board believed were appropriate. In view of the wide variety of factors considered by the Pinnacle board in connection with its evaluation of the merger and the complexity of these matters, the Pinnacle board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Pinnacle board. Rather, the Pinnacle board made its recommendation based on the totality of the information available to it, including discussions with, and questioning of, Pinnacle’s management and its financial and legal advisors. In considering the factors discussed above, individual members of the Pinnacle board may have given different weights to different factors.

This explanation of the Pinnacle board’s reasons for recommending the approval of the merger agreement and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section titled “Cautionary Information Regarding Forward-Looking Statements” contained in this proxy statement/prospectus.

Opinions of Pinnacle’s Financial Advisors

Opinion of Pinnacle’s Financial Advisor—Evercore Group L.L.C.

At a meeting of the Pinnacle board held on June 26, 2018, Evercore rendered to the Pinnacle board its oral opinion, subsequently confirmed in writing, that as of June 26, 2018 and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration per share of Pinnacle common stock consisting of $43.11 in cash without interest and 0.6494 of a share of Conagra common stock was fair, from a financial point of view, to the holders of shares of Pinnacle common stock entitled to receive such merger consideration.

The full text of the written opinion of Evercore, dated as of June 26, 2018, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this proxy statement and is incorporated by reference in its entirety into this proxy statement. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Pinnacle board in connection with its evaluation of the proposed merger. The opinion does not constitute a recommendation to the Pinnacle board or to any other persons in respect of the proposed merger, including as to how any holder of shares of Pinnacle common stock should vote or act in respect of the proposed merger. Evercore’s opinion does not address the relative merits of the proposed merger as compared to other business or financial strategies that might be available to Pinnacle, nor does it address the underlying business decision of Pinnacle to engage in the proposed merger.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Pinnacle and Conagra that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Pinnacle and Conagra prepared and furnished to Evercore by management of Pinnacle;

•

reviewed (x) the 2018 Management Case (as defined herein) and (y) the Conagra Guidance, which was prepared and furnished to Evercore by management of Conagra and approved by management of Pinnacle for use by Evercore in connection with its opinion and analysis;

•

reviewed certain information regarding potential cost savings and operational synergies projected by managements of Pinnacle and Conagra to result from the proposed merger and furnished to Evercore by management of Pinnacle and approved by management of Pinnacle for Evercore’s use in connection with its opinion and analyses (the “Expected Synergies”);

•

discussed the past and current operations and current financial condition of Pinnacle and the 2018 Management Case with management of Pinnacle (including their views on the risks and uncertainties of achieving such projections);

•

discussed the past and current operations, and current financial condition of Conagra and the Conagra Guidance and the Expected Synergies with management of Pinnacle (including their views on the risks and uncertainties of achieving such projections and the Expected Synergies);

•	reviewed the reported trading prices and the historical trading activity of the Pinnacle common stock and Conagra common stock;

•	compared the financial performance of Pinnacle and Conagra and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of Pinnacle and the valuation multiples relating to the proposed merger with those of certain other transactions that Evercore deemed relevant;

•	reviewed the merger agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the 2018 Management Case, the Conagra Guidance and the Expected Synergies, Evercore assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of, with respect to the 2018 Management Case and the Expected Synergies, Pinnacle’s management and, with respect to the Conagra Guidance and the Expected Synergies, management of Conagra, as to the future financial performance of Pinnacle and Conagra, as applicable, and the Expected Synergies. Evercore expressed no view as to the 2018 Management Case, or the Conagra Guidance or the Expected Synergies or the assumptions on which they were based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the closing of the proposed merger would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the closing of the proposed merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Pinnacle or the closing of the proposed merger or materially reduce the benefits to the holders of shares of Pinnacle common stock of the proposed merger.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Pinnacle or Conagra, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Pinnacle or Conagra under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to Evercore as of June 26, 2018, and financial, economic, market and other conditions as they existed and as could be evaluated as of that date. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of shares of Pinnacle common stock, from a financial point of view, of the merger consideration. Evercore did not express any view on, and its opinion does not address, the fairness of the proposed merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Pinnacle, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Pinnacle, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore assumed that any modification to the structure of the merger would not vary in any respect material to its analysis. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Pinnacle, nor does it address the underlying business decision of Pinnacle to engage in the proposed merger. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of Pinnacle’s common stock or any business combination or other extraordinary transaction involving Pinnacle. Evercore’s opinion does not constitute a recommendation to the Pinnacle board or to any other persons in respect of the proposed merger, including as to how any holder of shares of Pinnacle common stock should vote or act in respect of the proposed merger. Evercore expresses no opinion as to the price at which shares of Pinnacle common stock or Conagra common stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by Pinnacle and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Pinnacle board on June 26, 2018, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before June 25, 2018, and is not necessarily indicative of current market conditions.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand-alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analysis

Selected Public Company Trading Analysis

Evercore reviewed and compared certain financial information regarding Pinnacle to corresponding financial multiples and ratios for the following selected publicly traded companies in the packaged food industry (the “selected companies”):

•	The Kraft Heinz Company

•	General Mills, Inc.

•	Conagra

•	McCormick & Company, Incorporated

•	The J. M. Smucker Company

•	Campbell Soup Company

•	B&G Foods, Inc.

Although none of the selected companies is directly comparable to Pinnacle, Evercore selected these companies based on its professional judgment because they are packaged food companies with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of Pinnacle.

Evercore also reviewed financial multiples and ratios for the following additional publicly traded companies in the packaged food industry (the “additional selected companies”):

•	Kellogg Company

•	Hormel Foods Corporation

•	Post Holdings, Inc.

Although none of additional selected companies is directly comparable to Pinnacle, Evercore selected these additional companies based on its professional judgment because they are packaged food companies with business characteristics that for purposes of its analysis Evercore considered in some respects similar to the business characteristics of Pinnacle, but less similar than the selected companies listed above.

For Pinnacle and each of the selected companies and the additional selected companies identified above, Evercore calculated enterprise value (defined as equity market capitalization plus total debt, plus preferred equity and noncontrolling interest, less cash and cash equivalents) as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar years 2018 and 2019 derived from equity research analysts’ estimates for each company for calendar years 2018 and 2019. Evercore calculated the enterprise value of each company based on its closing share prices as of June 25, 2018 (and also, in the case of Pinnacle, as of April 19, 2018, the last trading day prior to the filing of Schedule 13D by Jana Partners announcing an approximately 9.5% beneficial ownership position in Pinnacle) and financial data regarding each company’s total debt, preferred equity, noncontrolling interest, cash and cash equivalents as reflected in the most recent filings made by such company with the SEC. With respect to General Mills, Inc., total debt was calculated to take into account debt General Mills incurred in connection with its recent acquisition of Blue Buffalo Pet Products, Inc.

For Pinnacle and each of the selected companies and the additional selected companies, Evercore also calculated the closing share prices as of June 25, 2018 (and also, in the case of Pinnacle, as of April 19, 2018) as a multiple of estimated earnings per share (“EPS”) for calendar years 2018 and 2019 obtained from equity research analysts’ consensus estimates for 2018 and 2019 obtained from FactSet.

The results of these calculations were as follows:

	Enterprise Value / EBITDA		Price/EPS
Company	2018E	2019E	2018E	2019E
Selected Companies
The Kraft Heinz Company	13.9x	13.5x	16.8x	16.0x
General Mills, Inc.	12.8x	12.0x	15.0x	14.3x
Conagra	12.1x	11.8x	17.8x	16.3x
McCormick & Company, Incorporated	16.8x	15.6x	21.5x	19.8x
The J. M. Smucker Company	9.9x	9.6x	13.0x	12.5x
Campbell Soup Company	10.7x	11.7x	14.9x	15.0x
B&G Foods, Inc.	12.0x	11.7x	15.9x	15.1x
Mean	12.6x	12.3x	16.4x	15.6x
Median	12.1x	11.8x	15.9x	15.1x

Additional Selected Companies
Kellogg Company	12.6x	12.1x	15.5x	14.7x
Hormel Foods Corporation	14.2x	13.3x	19.7x	19.0x
Post Holdings, Inc.	10.4x	9.7x	19.0x	15.7x
Overall Mean	12.5x	12.1x	16.9x	15.8x
Overall Median	12.4x	11.9x	16.3x	15.4x
Overall Maximum	16.8x	15.6x	21.5x	19.8x
Overall Minimum	9.9x	9.6x	13.0x	12.5x

Pinnacle (as of June 25, 2018)	15.4x	14.5x	22.8x	20.9x
Pinnacle (as of April 19, 2018)	13.3x	12.6x	19.0x	17.4x

Based on the multiples it derived for the selected companies and the additional selected companies and its professional judgment and experience, Evercore applied an enterprise value/EBITDA multiple reference range of 11.0x to 14.0x to Pinnacle management’s estimate of 2018 EBITDA for Pinnacle and an enterprise value/EBITDA multiple reference range of 10.5x to 13.5x to Pinnacle management’s estimate of 2019 EBITDA for Pinnacle to derive ranges of implied enterprise values for Pinnacle. Evercore then deducted from the ranges of implied enterprise values Pinnacle management’s estimate of Pinnacle’s net debt (calculated as total debt plus noncontrolling interest less cash and cash equivalents) as of June 3, 2018 and divided the result by the number of fully diluted outstanding shares of common stock of Pinnacle, calculated based on information provided to Evercore by Pinnacle management, to derive implied per share equity value reference ranges for Pinnacle.

Based on the multiples it derived for the selected companies and the additional selected companies and its professional judgment and experience, Evercore also applied a price/EPS multiple reference range of 16.0x to 20.0x to Pinnacle management’s estimate of 2018 EPS for Pinnacle and a price/EPS multiple reference range of 14.0x to 18.0x to Pinnacle management’s estimate of 2019 EPS for Pinnacle and derived implied per share equity value reference ranges for Pinnacle by adding to the results approximately $0.24 per share, reflecting an implied value per share of the benefits of Pinnacle’s tax net operating losses as of April 1, 2018 derived by Evercore using a discounted cash flow methodology (taking into account the amount of such tax net operating losses and applicable use limitations as provided by Pinnacle management) applying a discount rate of 7.25%, reflecting the midpoint of Pinnacle’s weighted average cost of capital that Evercore derived.

The implied per share equity value reference ranges derived by Evercore for the shares of Pinnacle common stock based on this analysis are set forth below:

Implied Per Share Equity Value Reference Range
EV / 2018E EBITDA	$40.40 - $57.38
EV / 2019E EBITDA	$41.53 - $59.62
Price / 2018E EPS	$46.66 - $58.26
Price / 2019E EPS	$44.99 - $57.77

Evercore compared these reference ranges to the closing price of Pinnacle common stock on April 19, 2018 of $55.20, the last trading day prior to the filing of Schedule 13D by Jana Partners announcing an approximately 9.5% beneficial ownership position in Pinnacle, and an implied value for the merger consideration of $68.00 per share, which was calculated by Evercore by adding the $43.11 in cash merger consideration to an implied value of $24.89 for the 0.6494 of a share of Conagra common stock included in the merger consideration.

Precedent Transaction Analysis

Evercore reviewed publicly available information related to selected precedent acquisition transactions involving publicly traded target companies in the packaged foods industry announced since 2013. For each selected precedent transaction, Evercore calculated the implied enterprise value (defined as the target company’s implied equity value based on the consideration paid in the applicable transaction plus total debt, plus preferred equity and noncontrolling interest, less cash and cash equivalents, as last publicly disclosed by the target company in its filings with the SEC prior to the announcement of the applicable transaction) as a multiple of last twelve-month EBITDA (“LTM EBITDA”) for the target company at the time of the announcement of the applicable transaction as reflected in the target company’s filings with the SEC. The precedent selected transactions reviewed by Evercore and the implied enterprise value to LTM EBITDA multiples calculated by Evercore with respect to those target companies were:

Month Announced	Target	Acquiror	Enterprise Value / LTM EBITDA multiples
April 2018	Ainsworth Pet Nutrition, LLC	The J. M. Smucker Company	20.0x
February 2018	Blue Buffalo Pet Products, Inc.	General Mills, Inc.	25.5x
December 2017	Snyder’s-Lance, Inc.	Campbell Soup Company	21.1x
December 2017	Amplify Snack Brands, Inc.	The Hershey Company	19.8x
September 2017	Bob Evans Farms, Inc.	Post Holdings, Inc.	16.5x
July 2017	Reckitt Benckiser Group plc (Food Division)	McCormick & Company, Incorporated	19.5x
February 2017	Mead Johnson Nutrition Company	Reckitt Benckiser Group plc	17.7x
November 2016	Bellisio Parent LLC	Charoen Pokphand Foods pcl	13.1x
July 2016	The WhiteWave Foods Company	Danone S.A.	24.7x
November 2015	Boulder Brands, Inc.	Pinnacle	15.7x
October 2015	Diamond Foods, Inc.	Snyder’s-Lance, Inc.	15.4x
March 2015	Kraft Goods Group, Inc.	H.J. Heinz Company	16.5x
February 2015	Big Heart Pet Brands	The J. M. Smucker Company	15.1x
July 2014	The Hillshire Brands Company	Tyson Foods, Inc.	16.7x
May 2014	Ragu / Bertolli Brands (Unilever)	Mizkan Group	15.8x

Month Announced	Target	Acquiror	Enterprise Value / LTM EBITDA multiples
May 2014*	Pinnacle	The Hillshire Brands Company	12.3x
February 2013	H.J. Heinz Company	Berkshire Hathaway Inc./3G Capital	13.6x
Mean			17.6x
Median			16.5x
Minimum			12.3x
Maximum			25.5x

*	Transaction not consummated

Although none of the target companies above is directly comparable to Pinnacle and none of the precedent transactions is directly comparable to the merger, Evercore selected these transactions based on its professional judgment because they involve target companies that are packaged foods companies with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of Pinnacle.

Based on the multiples it derived from the selected precedent transactions and its professional judgment and experience, Evercore selected a reference range of enterprise value to LTM EBITDA multiples of 14.0x to 20.0x and applied this range of multiples to Pinnacle’s LTM EBITDA for the 12 month period ended of May 30, 2018, as provided to Evercore by management of Pinnacle, to derive a range of implied enterprise values for Pinnacle. Evercore then deducted from this range of implied enterprise values Pinnacle management’s estimate of Pinnacle’s net debt (calculated as total debt plus noncontrolling interest less cash and cash equivalents) as of June 3, 2018 and divided the result by the number of fully diluted outstanding shares of common stock of Pinnacle calculated based on information provided to Evercore by Pinnacle management to derive an implied per share equity value reference range for the shares of Pinnacle common stock of $53.12 to $85.21.

Evercore compared this reference range to the closing price of Pinnacle common stock on April 19, 2018 of $55.20, the last trading day prior to the filing of Schedule 13D by Jana Partners LLC announcing an approximately 9.5% beneficial ownership position in Pinnacle, and an implied value for the merger consideration of $68.00 per share.

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis to calculate ranges of implied present values per share of Pinnacle common stock as of June 30, 2018 utilizing estimates of the standalone, unlevered, after-tax free cash flows Pinnacle was expected to generate over the period from July 1, 2018 through 2022 based on the projected financial data reflected in the 2018 Management Case and also based on equity research analysts’ estimates (the “Street Case”). For purposes of its discounted cash flow analyses, unlevered free cash flow was defined as earnings before interest and taxes, less taxes (adjusted for expensed capital expenditures), plus depreciation and amortization, less base capital expenditures and M&A growth capital expenditures, plus (less) changes in net working capital.

For purposes of this analysis, Evercore calculated ranges of terminal values for Pinnacle as of December 31, 2022 by applying an assumed perpetuity growth rate range of 2.0% to 2.5% to the estimates of terminal year unlevered free cash flow (which implied terminal year EBITDA multiples ranging from 12.4x to 15.1x based on 2018 Management Case and from 12.4x to 15.2x based on Street Case).

Evercore discounted Pinnacle’s projected, unlevered free cash flows over the period from July 1, 2018 through 2022 as reflected in 2018 Management Case and in the Street Case and the ranges of terminal values for Pinnacle it calculated based on the 2018 Management Case and the Street Case, in each case, to a present value as of June 30, 2018 using discount rates ranging from 7.0% to 7.5% and mid-year discounting convention, to derive ranges of implied enterprise values for Pinnacle. The discount rates were based on Evercore’s estimated range of Pinnacle’s weighted average cost of capital. Evercore then added to the ranges an implied value as of June 30, 2018, of Pinnacle’s tax net operating losses for the period from January 1, 2023 through December 31, 2027 that it derived taking into account the amount of such tax net operating losses and applicable use limitations as provided by Pinnacle management applying a discount rate of 7.25%, deducted Pinnacle management’s estimate of Pinnacle’s net debt (calculated as total debt plus noncontrolling interest less cash and cash equivalents) as of June 3, 2018 and divided the results by the fully diluted outstanding shares of common stock of Pinnacle calculated based on information provided to Evercore by Pinnacle management to derive the following implied equity values per share reference ranges for the shares of Pinnacle common stock:

Projections	Implied Per Share Equity Value Reference Ranges
2018 Management Case	$61.80 - $78.78
Street Case	$56.93 - $72.82

Evercore compared these reference ranges to the closing price of Pinnacle common stock on April 19, 2018 of $55.20, the last trading day prior to the filing of Schedule 13D by Jana Partners LLC announcing an approximately 9.5% beneficial ownership position in Pinnacle, and an implied value for the merger consideration of $68.00 per share.

For reference purposes only, Evercore performed sensitivity analyses to calculate ranges of illustrative equity values per share based on the 2018 Management Case (with the adjustments noted below) applying a perpetuity growth rate of 2.25% and a discount rate of 7.25%, each of which represented the midpoint of the ranges used by Evercore as described above. For purposes of its sensitivity analyses, Evercore utilized illustrative unlevered free cash flow amounts reflecting (i) compound annual growth rates, or CAGR, for Pinnacle’s net sales over the period of 2017 to 2022 ranging from 1.0% below to 1.0% above the CAGR of Pinnacle’s net sales reflected in the 2018 Management Case and (ii) alternatively (1) gross profit margins ranging from 1.0% below to 1.0% above the gross profit margins reflected in the 2018 Management Case and (2) selling, general and administrative expenses (“SG&A”), as a percentage of net sales ranging from 0.5% below to 0.5% above the percentages reflected in the 2018 Management Case. The ranges of illustrative equity values per share derived for the shares of Pinnacle common stock based on these sensitivity analyses are set forth below:

Sensitivities	Illustrative Per Share Equity Value Ranges
CAGR of Net Sales +/- 1.0% and Gross Profit Margin +/- 1.0%	$61.39 - $78.04
CAGR of Net Sales +/-1.0% and SG&A as Percentage of Net Sales +/- 0.5%	$63.40 - $75.83

Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the last 52-week trading range and research analyst price targets. None of the foregoing constituted a valuation methodology for purposes of Evercore’s financial analysis, and the foregoing were referenced for informational purposes only.

Illustrative Present Value of Future Share Price Analysis

Evercore performed a present value of illustrative future share price analysis of Pinnacle based on the 2018 Management Case. Evercore derived a range of potential illustrative future prices per share for Pinnacle as of the end of Pinnacle’s 2021 fiscal year by applying a range of price/EPS multiples of 15.0x to 19.0x to EPS estimates for Pinnacle for its fiscal year 2021 derived from the 2018 Management Case assuming at the direction of Pinnacle management that Pinnacle would maintain an indebtedness/LTM EBITDA ratio of 4.0x at the end of each fiscal year and the incremental debt incurred to maintain this ratio would be used to repurchase outstanding shares of Pinnacle common stock. This range of potential illustrative future stock prices and the dividends estimated to be paid during the period from July 1, 2018 through the end of fiscal year 2021 were discounted to present value as of June 30, 2018 using discount rates of 8.0% to 9.0% and mid-year discounting convention, reflecting Evercore’s estimated range of Pinnacle’s cost of equity to derive a range of illustrative present values per share for the shares of Pinnacle common stock of $57.00 to $69.99.

Last 52-Week Trading Range

Evercore reviewed historical trading prices of shares of Pinnacle common stock during the twelve month period ended June 25, 2018, noting that the low and high closing prices during such period ranged from $52.85 to $67.00.

Equity Research Analyst Price Targets

Evercore reviewed selected public market trading price targets for the shares of Pinnacle common stock prepared and published by equity research analysts that were publicly available as of June 25, 2018, the last full trading day prior to the delivery by Evercore of its opinion to the Pinnacle board. These price targets reflect each analyst’s estimate of the future public market trading price of the shares of Pinnacle common stock at the time the price target was published. At June 25, 2018, the range of selected equity analyst price targets for the shares of Pinnacle common stock was $57.00 to $72.00 per share of Pinnacle common stock. The public market trading price targets published by equity research analysts did not necessarily reflect current market trading prices for the shares of Pinnacle common stock and these estimates were subject to uncertainties, including the future financial performance of Pinnacle and future financial market conditions.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the evaluation of the proposed merger by the Pinnacle board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of Pinnacle common stock. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Pinnacle or its advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Pinnacle board as to the fairness, from a financial point of view, of the merger consideration to the holders of shares of Pinnacle common stock entitled to receive such merger consideration. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from,

Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by an Opinion Committee of Evercore.

Pursuant to the terms of Evercore’s engagement letter with Pinnacle, Evercore is entitled to receive a fee of approximately $29 million if the proposed merger is consummated, of which $3 million was paid upon the delivery of Evercore’s opinion. Pinnacle has agreed to reimburse Evercore for its reasonable and documented out of pocket expenses (including reasonable outside legal fees, expenses and disbursements) and to indemnify Evercore for certain liabilities arising out of its engagement.

During the two-year period prior to the date of its written opinion, neither Evercore nor its affiliates have provided financial advisory services to Pinnacle for which Evercore received fees, including the reimbursement of expenses. During the two-year period prior to the date of its written opinion, neither Evercore nor its affiliates have provided financial services to Conagra for which Evercore received fees, including the reimbursement of expenses. In the future, Evercore may provide financial or other services to Pinnacle and Conagra and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Pinnacle, Conagra and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

Pinnacle engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Opinion of Pinnacle’s Financial Advisor—Credit Suisse

On June 26, 2018, Credit Suisse rendered its oral opinion to the Pinnacle board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion to the Pinnacle board dated the same date) as to the fairness, from a financial point of view, as of June 26, 2018, to the holders of Pinnacle common stock other than the excluded holders of the merger consideration to be received by such holders in the merger pursuant to the merger agreement.

Credit Suisse’s opinion was directed to the Pinnacle board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of Pinnacle common stock other than the excluded holders of the merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any holder of Pinnacle common stock as to how such holder should vote or act on any matter relating to the proposed merger.

In arriving at its opinion, Credit Suisse:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information relating to Pinnacle and Conagra;

•	reviewed certain other information relating to Pinnacle and Conagra, including the 2018 Management Case and the Conagra Guidance;

•

reviewed certain publicly available research analyst estimates with respect to Conagra (the “Conagra Analyst Estimates”) which Conagra advised Pinnacle, and which Pinnacle directed Credit Suisse to assume, were consistent with the Conagra Guidance;

•	spoke with the management of Pinnacle and certain of its representatives regarding the business and prospects of Pinnacle and Conagra, respectively;

•

considered certain financial and stock market data of Pinnacle and Conagra, and compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of Pinnacle and Conagra, respectively;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to its analyses and opinion. With respect to the 2018 Management Case, management of Pinnacle advised Credit Suisse and Credit Suisse assumed that such financial forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Pinnacle as to the future financial performance of Pinnacle. With Pinnacle’s agreement Credit Suisse assumed that the Conagra Guidance was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Conagra as to the future financial performance of Conagra. Credit Suisse expressed no view or opinion with respect to the 2018 Management Case, the Conagra Guidance, the Conagra Analyst Estimates or the assumptions or methodologies upon which they were based and, at Pinnacle’s direction, Credit Suisse assumed that the 2018 Management Case, the Conagra Guidance and the Conagra Analyst Estimates were a reasonable basis upon which to evaluate Pinnacle, Conagra and the merger and used and relied upon such information for purposes of its analyses and opinion.

For purposes of its analyses and opinion Credit Suisse, with Pinnacle’s consent, assumed that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on Pinnacle, Conagra or the contemplated benefits of the merger, that the merger would be consummated in accordance with all applicable federal, state and local laws and regulations, and that the merger would be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof material to Credit Suisse’s analyses or opinion. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Pinnacle or Conagra, nor was Credit Suisse furnished with any such evaluations or appraisals.

Credit Suisse’s opinion only addressed the fairness, from a financial point of view, to the holders of Pinnacle common stock other than the excluded holders of the merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. Furthermore, Credit

Suisse did not provide any advice or express any opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. Credit Suisse assumed that Pinnacle had or would obtain such advice or opinions from appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the opinion. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might have been available to Pinnacle, nor did it address the underlying business decision of the Pinnacle board or Pinnacle to proceed with or effect the merger. Credit Suisse did not express any opinion as to what the value of shares of Conagra common stock actually would be when issued pursuant to the merger or the prices or ranges of prices at which Pinnacle common stock or Conagra common stock may be purchased or sold at any time. Credit Suisse assumed that the shares of Conagra common stock to be issued to holders of Pinnacle common stock in the merger would be approved for listing on the New York Stock Exchange prior to the closing of the merger.

Credit Suisse’s opinion was for the information of the Pinnacle board in connection with its consideration of the merger and did not constitute a recommendation to the Pinnacle board with respect to the proposed merger or advice or a recommendation to any security holder of Pinnacle as to how such holder should vote or act on any matter relating to the proposed merger.

In preparing its opinion to the Pinnacle board, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to Pinnacle, Conagra or the merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Credit Suisse’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Pinnacle’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Pinnacle board in connection with its consideration of the transaction and were among many factors considered by the Pinnacle board in evaluating the merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the merger consideration or of the views of the Pinnacle board with respect to the merger.

Financial Analyses—Pinnacle

The following is a summary of the material financial analyses with respect to Pinnacle reviewed by Credit Suisse with the Pinnacle board in connection with the rendering of its opinion to the Pinnacle board on June 26, 2018. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Based on the merger consideration per share of Pinnacle common stock of $43.11 in cash plus 0.6494 of a share of Conagra common stock and the closing price of Conagra common stock on June 25, 2018, the last trading day prior to the date of Credit Suisse’s opinion, Credit Suisse calculated an implied value of the merger consideration of $68.40 per share of Pinnacle common stock.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•

Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

Selected Companies Analysis

Credit Suisse considered certain financial data for Pinnacle and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Pinnacle in one or more respects. The share prices for the selected companies used in the selected companies analysis described below were as of June 25, 2018. The estimates of Pinnacle’s future financial performance used in the Selected Companies Analysis described below were based on the 2018 Management Case. Estimates of future financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies, as adjusted to reflect the full year impact of certain acquisitions by such companies.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated EBITDA for the fiscal year ended 2018, or “2018E EBITDA”;

•	Enterprise Value as a multiple of estimated EBITDA for the fiscal year ended 2019, or “2019E EBITDA”;

•	Stock price as a multiple of estimated earnings per share for the fiscal year ended 2018, or “2018E EPS”; and

•	Stock price as a multiple of estimated earnings per share for the fiscal year ended 2019, or “2019E EPS”.

The selected companies and corresponding multiples were:

	Enterprise Value/ EBITDA		Price/ Earnings Per share
	2018E	2019E	2018E	2019E
Hormel Foods Corporation	14.2x	13.3x	19.7x	19.0x
McCormick & Company, Incorporated	16.8x	15.6x	21.5x	19.8x
Post Holdings, Inc.	10.4x	9.8x	19.0x	15.7x
Kellogg Company	12.5x	12.0x	15.5x	14.7x
General Mills, Inc.	12.3x	12.0x	15.0x	14.3x
Campbell Soup Company	11.6x	11.7x	15.0x	15.1x
B&G Foods, Inc.	12.0x	11.7x	15.9x	15.1x
The J. M. Smucker Company	11.0x	10.7x	13.0x	12.4x
The Kraft Heinz Company	13.9x	13.5x	16.8x	16.0x
Conagra	12.1x	11.8x	17.7x	16.2x

Taking into account the results of the selected companies analysis and its experience and professional judgment, Credit Suisse applied multiple ranges of 12.0x to 13.0x to Pinnacle’s estimated 2018E EBITDA, 11.0x to 12.5x to Pinnacle’s estimated 2019E EBITDA, 16.0x to 18.0x to Pinnacle’s estimated 2018E EPS and 15.0x to 17.0x to Pinnacle’s estimated 2019E EPS based on the 2018 Management Case. The selected companies analysis indicated an implied reference range per share of Pinnacle common stock of $46.10 to $54.31, as compared to the implied value of the merger consideration of $68.40 per share of Pinnacle common stock.

Selected Transactions Analysis

Credit Suisse also considered the financial terms of certain business combinations and other transactions Credit Suisse deemed relevant. The selected transactions were selected because the target companies were deemed to be similar to Pinnacle in one or more respects. The financial data reviewed included the implied Enterprise Value (based on the consideration proposed to be paid in the selected transactions as of the date of announcement) as a multiple of EBITDA for the last twelve months, or “LTM EBITDA”.

The selected transactions and corresponding multiples were:

Date Announced	Acquiror	Target	Enterprise Value/LTM EBITDA
Dec-17	Campbell Soup Company	Snyder’s-Lance, Inc.	20.9x
Dec-17	The Hershey Company	Amplify Snack Brands, Inc.	19.8x
Sep-17	Post Holdings, Inc.	Bob Evans Farms, Inc.	16.5x
Jul-17	McCormick & Company Inc.	Reckitt Benckiser’s Food Division	19.5x
Feb-17	Reckitt Benckiser Group plc	Mead Johnson Nutrition Company	17.4x
Nov-16	Charoen Pokphand Foods Pcl	Bellisio Foods Inc	13.1x
Jul-16	Danone SA	WhiteWave Foods Co.	25.0x
Nov-15	Pinnacle	Boulder Brands, Inc.	15.7x
Oct-15	Snyder’s-Lance, Inc.	Diamond Foods, Inc.	15.4x
Mar-15	The H.J. Heinz Company/3G Capital	Kraft Foods Group, Inc.	16.5x
Jul-14	Tyson Foods, Inc.	The Hillshire Brands Company	16.7x
May-14	Mizkan Group	Ragú/Bertolli (Unilever)	15.8x
May-14	The Hillshire Brands Company	Pinnacle	12.3x
Feb-13	Berkshire Hathaway / 3G Capital	The H.J. Heinz Company	13.4x

Taking into account the results of the selected transactions analysis and its experience and professional judgment, Credit Suisse applied a multiple range of 15.0x to 18.0x to Pinnacle’s LTM EBITDA as of March 2018. The selected transactions analysis indicated an implied reference range per share of Pinnacle common stock of $59.96 to $76.19, as compared to the implied value of the merger consideration of $68.40 per share of Pinnacle common stock.

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of Pinnacle based on information provided by Pinnacle including the 2018 Management Case and Pinnacle management estimates of certain tax savings expected to be achieved as a result of the utilization of Pinnacle’s net operating loss carryforwards. For purposes of this analysis stock-based compensation was treated as a cash expense per Pinnacle management. Credit Suisse calculated an implied terminal value range by applying a range of terminal value multiples of 12.00x to 13.00x to Pinnacle’s fiscal year 2022 estimated EBITDA. Credit Suisse selected the range of terminal value EBITDA multiples based on its experience and professional judgment. Credit Suisse applied discount rates ranging from 6.00% to 7.00% to Pinnacle’s unlevered free cash flows for the nine months ended December 31, 2018 and the four fiscal years ended December 31, 2022 (inclusive of Pinnacle management’s estimates of expected tax savings from the utilization of Pinnacle’s net operating losses) and the implied terminal values calculated as described above. The discounted cash flow analysis indicated an implied reference range per share of Pinnacle common stock of $61.58 to $70.65, as compared to the implied value of the merger consideration of $68.40 per share of Pinnacle common stock.

Financial Analyses—Conagra

Credit Suisse also performed a selected companies analysis with respect to Conagra which it reviewed with the Pinnacle board in connection with the rendering of its opinion to the Pinnacle board on June 26, 2018. The selected companies analysis summarized below includes information presented in tabular format. The table alone does not constitute a complete description of the analysis. Considering the data in the table below without considering the full narrative description of the analysis, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, the analysis, could create a misleading or incomplete view of Credit Suisse’s analysis.

For purposes of its analysis, Credit Suisse reviewed certain financial metrics including Enterprise Value and EBITDA, each as defined above.

Selected Companies Analysis

Credit Suisse considered certain financial data for Conagra and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Conagra in one or more respects. The share prices for the selected companies other than Pinnacle used in the selected companies analysis described below were as of June 25, 2018. The share price for Pinnacle used in the selected companies analysis described below was as of April 19, 2018, the date of the Schedule 13D filing by Jana. The estimates of Conagra’s future financial performance described below were based on the Conagra Analyst Estimates. Estimates of future financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies, as adjusted to reflect the full year impact of certain acquisitions by such companies.

The financial data reviewed included:

•	Enterprise Value as a multiple of 2018E EBITDA;

•	Enterprise Value as a multiple of 2019E EBITDA;

•	Stock price as a multiple of 2018E EPS; and

•	Stock price as a multiple of 2019E EPS.

The selected companies and corresponding multiples were:

	Enterprise Value/EBITDA		Price/ Earnings Per share
	2018E	2019E	2018E	2019E
Hormel Foods Corporation	14.2x	13.3x	19.7x	19.0x
McCormick & Company, Incorporated	16.8x	15.6x	21.5x	19.8x
Post Holdings, Inc.	10.4x	9.8x	19.0x	15.7x
Kellogg Company	12.5x	12.0x	15.5x	14.7x
General Mills, Inc.	12.3x	12.0x	15.0x	14.3x
Campbell Soup Company	11.6x	11.7x	15.0x	15.1x
B&G Foods, Inc.	12.0x	11.7x	15.9x	15.1x
The J. M. Smucker Company	11.0x	10.7x	13.0x	12.4x
The Kraft Heinz Company	13.9x	13.5x	16.8x	16.0x
Pinnacle	13.3x	12.6x	19.1x	17.4x

Credit Suisse considered the following corresponding data with respect to Conagra based on the Conagra Analyst Estimates relative to the multiples indicated by the selected companies analysis with respect to Conagra:

	Enterprise Value/EBITDA		Price/Earnings Per share
	2018E	2019E	2018E	2019E
Conagra	12.1x	11.8x	17.7x	16.2x

Other Matters

Pinnacle retained Credit Suisse as its financial advisor in connection with, among other things, evaluating strategic and financial alternatives available to Pinnacle including transactions that would result in the sale of all or a substantial portion of the assets or the capital stock of Pinnacle such as the proposed merger. Pinnacle selected Credit Suisse based on Credit Suisse’s experience and reputation and Credit Suisse’s knowledge of Pinnacle and its industry. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse has acted as financial advisor to Pinnacle in connection with the merger and will receive a fee for its services based upon the value of the merger, which is currently estimated to be approximately $19.3 million, $3 million of which became payable upon the delivery of its opinion and $16.3 million of which is contingent upon the closing of the merger. Pinnacle has also agreed to reimburse Credit Suisse for certain of its expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to Pinnacle and its affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation including, during the past two years, having acted as joint bookrunner of certain debt financings by Pinnacle in February 2017 and January 2016 for which Credit Suisse received aggregate fees of approximately $5,000,000. Credit Suisse and/or its affiliates are also participants in Pinnacle’s credit facility and may from time-to-time be a lender to Pinnacle thereunder. Credit Suisse and its affiliates may in the future provide financial advice and services to Conagra and its affiliates for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Pinnacle, Conagra and any other company that may be involved in the merger, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

Certain Pinnacle Unaudited Management Financial Forecasts

Other than annual guidance, including the guidance included in Pinnacle’s earnings release dated May 3, 2018 (the “2018 earnings guidance”), with respect to consolidated revenues, select other generally accepted accounting principles in the United States (“GAAP”) line items and certain other performance measures, which guidance Pinnacle presents as a range, Pinnacle does not, as a matter of course, publicly disclose forecasts as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, Pinnacle has included below certain financial forecasts of Pinnacle that, to the extent described below, were furnished to the Pinnacle board, Pinnacle’s financial advisors and Conagra (in the case of Conagra, for the fiscal years 2018 through 2020 only), in connection with the proposed merger.

These financial forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. A summary of this information is presented below.

While the financial forecasts were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying these financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Pinnacle operates, and the risk and uncertainties described under “Cautionary Information Regarding Forward-Looking Statements” contained in this proxy statement/prospectus, all of which are difficult to predict and many of which are outside the control of Pinnacle and, upon the closing of the merger, will be beyond the control of Conagra and the surviving corporation. Pinnacle stockholders are urged to review Pinnacle’s SEC filings for a description of risk factors with respect to Pinnacle’s business. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized and actual results likely will differ, and may differ materially, from those reflected in the financial forecasts, whether or not the merger is completed. The inclusion in this proxy statement/prospectus of the financial forecasts below should not be regarded as an indication that Pinnacle, Conagra, their respective boards of directors or their respective financial advisors considered, or now considers, these forecasts to be a reliable predictor of future results. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue, if any, reliance on this information. The financial forecasts assume that Pinnacle would continue to operate as a standalone company and do not reflect any impact of the merger.

The financial forecasts include certain non-GAAP financial measures, including EBITDA, EBIT and unlevered free cash flow (in each case, as defined below). Pinnacle’s management included forecasts of EBITDA and EBIT in the financial forecasts because Pinnacle’s management believes EBITDA and EBIT provide useful information because they are commonly used by investors to assess financial performance and operating results of ongoing business operations, and because Pinnacle’s management also believes that EBITDA and EBIT could be useful in evaluating the business, potential operating performance and cash flow of Pinnacle. Pinnacle’s management included forecasts of unlevered free cash flow in the financial forecasts because Pinnacle’s management believes that unlevered free cash flow could be useful in evaluating the future cash flows generated by Pinnacle without including in such calculation any debt servicing costs.

Investors should also note that these non-GAAP financial measures presented in this proxy statement/prospectus are not prepared under any comprehensive set of accounting rules or principles and do not reflect all of the amounts associated with Pinnacle’s results of operations as determined in accordance with GAAP. Investors should also note that these non-GAAP financial measures presented in this proxy statement/prospectus have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, the non-GAAP financial measures as used by Pinnacle in this proxy statement/prospectus and the accompanying footnotes may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by Pinnacle in its other filings with the SEC or by Pinnacle’s competitors and other companies.

Due to the inherent limitations of non-GAAP financial measures, investors should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. All of the financial forecasts summarized in this section were prepared by Pinnacle’s management. Neither Deloitte & Touche LLP (Pinnacle’s independent registered public accounting firm) nor any other independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, neither Deloitte & Touche LLP nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information and disclaim any association with the prospective financial information. The Deloitte & Touche LLP reports incorporated by reference in this proxy statement/prospectus relate to the historical financial information of Pinnacle. Those reports do not extend to the financial forecasts and should not be read to do so.

By including in this proxy statement/prospectus the financial forecasts below, neither Pinnacle nor Conagra nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Pinnacle compared to the information contained in the financial forecasts. Accordingly, the financial forecasts should not be construed as financial guidance, nor relied upon as such, and the financial forecasts may differ in important respects from the 2018 earnings guidance, which are presented as a range. Further, the inclusion of the financial forecasts in this proxy statement/prospectus does not constitute an admission or representation by Pinnacle that this information is material. The financial forecasts summarized in this section reflected the estimates and judgments available to Pinnacle’s management at the time they were prepared and have not been updated to reflect any changes since such financial forecasts were prepared. Neither Pinnacle, Conagra nor, after the closing of the merger, the surviving corporation undertakes any obligation, except as required by law, to update or otherwise revise the financial forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The summary of the financial forecasts is not included in this proxy statement/prospectus to induce any stockholder to vote in favor of the adoption of the merger agreement or any other proposals to be voted on at the special meeting, but because the financial forecasts were made available to the Pinnacle board, Pinnacle’s financial advisor and certain parties potentially interested in a transaction with Pinnacle, including Conagra.

In March 2018, Pinnacle’s management prepared the 2018 Initial Management Case. In May 2018, as part of Pinnacle’s ordinary course budget review, Pinnacle’s management updated the 2018 Management Case to reflect operating results for fiscal 2018 and a revised estimate for Pinnacle’s operating results for the full 2018 fiscal year (such updated prospective financial information, the “2018 Management Case”). This update included the following revisions for the estimated 2018 fiscal year: (i) an approximately $10 million increase in net sales, (ii) an approximately $3 million decrease in EBIT, (iii) an approximately $3 million decrease in EBITDA and (iv) an approximately $15 million increase in unlevered free cash flow. The update also included an approximately $7 million increase in unlevered free cash flow for the estimated 2019 fiscal year. The 2018 Management Case did not differ from the 2018 Initial Management Case for the estimated fiscal years 2020 through 2022. The projections contained in the 2018 Management Case for the fiscal years 2018 through 2022 were prepared by Pinnacle’s management in good faith based on Pinnacle management’s reasonable estimates and assumptions with respect to Pinnacle’s future financial performance at the time such forecasts were prepared and speak only as of that time.

The 2018 Management Case was approved by Pinnacle for use by Evercore and Credit Suisse in connection with rendering their respective advice and opinions to the Pinnacle board, including the associated financial analyses.

The following table sets forth a summary of the 2018 Management Case:

Fiscal Year ending December 31,
	2018E	2019E	2020E	2021E	2022E
(Dollars in millions)
Net Sales	$3,174	$3,259	$3,340	$3,459	$3,607
Net Earnings	$348	$388	$425	$463	$504
EBITDA(1)	692	738	797	852	918
EBIT(2)	583	624	678	727	786
Unlevered free cash flow(3)	$436	$474	$536	$567	$613

(1)

Pinnacle’s EBITDA represents net income before deducting interest expense, taxes, depreciation and amortization, further adjusted to exclude certain non-cash items, non-recurring items and certain other adjustment items, treating equity-based compensation as an expense. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

(2)

Pinnacle’s EBIT represents net income before deducting for net interest expense and income tax expense. EBIT is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

(3)

Pinnacle’s unlevered free cash flow is calculated as Pinnacle’s EBIT, less cash taxes, plus depreciation and amortization, and less capital expenditures and net change in net working capital. Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

Treatment of Pinnacle Equity Awards

At the effective time of the merger, subject to all required withholding taxes:

Pinnacle options

•

Each outstanding Pinnacle option that is unvested immediately prior to the effective time of the merger will be converted into a cash-settled stock appreciation right relating to a number of shares of Conagra common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Pinnacle common stock subject to the unvested Pinnacle option immediately prior to the effective time of the merger multiplied by (ii) the equity award exchange ratio, at a base price per share (rounded up to the nearest whole cent) equal to (x) the exercise price of such Pinnacle option divided by (y) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle option immediately prior to the effective time of the merger (subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described below);

•

Each outstanding Pinnacle option that is vested immediately prior to the effective time of the merger will automatically be canceled in exchange for the right to receive an amount, solely in cash, equal to the number of shares of Pinnacle common stock subject to such Pinnacle option immediately prior to the effective time of the merger multiplied by the excess, if any, of the equity award cash-out consideration over the exercise price per share of such Pinnacle option;

Pinnacle RSUs

•

Each outstanding Pinnacle RSU that is unvested immediately prior to the effective time of the merger will be converted into a cash-settled restricted stock unit relating to a number of shares of Conagra common stock (rounded up to the nearest whole share) equal to (1) the number of shares of Pinnacle common stock subject to the unvested Pinnacle RSU immediately prior to the effective time of the merger multiplied by (2) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle RSU immediately prior to the effective time of the merger (subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described below);

•

Each outstanding Pinnacle RSU that is vested immediately prior to the effective time of the merger will be canceled and converted into the right to receive an amount in cash equal to the equity award cash-out consideration and an amount in cash equal to any accumulated and unpaid dividend equivalents;

Pinnacle PSUs

•

Each outstanding Pinnacle PSU that is unvested immediately prior to the effective time of the merger will be canceled and converted into a time-based cash-settled restricted stock unit related to a number of shares of Conagra common stock (rounded up to the nearest whole share) equal to (1) the number of shares of Pinnacle common stock subject to the unvested Pinnacle PSU immediately prior to the effective time of the merger, based on actual performance, as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger, multiplied by (2) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle PSU immediately prior to the effective time of the merger (other than performance-based vesting conditions and subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described below);

•

Each outstanding Pinnacle PSU that is vested immediately prior to the effective time of the merger will be canceled and converted into the right to receive an amount in cash equal to the product of (x) the number of shares of Pinnacle common stock underlying such Pinnacle PSU, based on actual performance, as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger and (y) the equity award cash-out consideration plus an amount in cash equal to any accumulated and unpaid dividend equivalents with respect to such vested Pinnacle PSU;

Pinnacle PSAs

•

Each outstanding unvested Pinnacle performance-based restricted share award will be deemed to be two separate awards, the Pinnacle PSA portion of which will become vested based on actual performance as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger, and the performance share unit portion, which will be treated as an unvested Pinnacle PSU as set forth above; and

•

Each vested Pinnacle PSA (including the portion that vests in accordance with the foregoing) will be canceled and converted into the right to receive the merger consideration and an amount in cash equal to any accumulated and unpaid dividend equivalents.

Interests of Pinnacle’s Directors and Executive Officers in the Merger

In considering the proposals to be voted on at the special meeting, you should be aware that Pinnacle’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Pinnacle stockholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, potential severance benefits and other payments and rights to ongoing indemnification and insurance coverage described below. The members of the Pinnacle board were aware of and considered these interests in reaching the determination to approve the merger agreement and recommend that the holders of Pinnacle common stock vote their shares to adopt the merger agreement.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•

the value of the merger consideration is $64.91 for each share of Pinnacle common stock, based on the average closing price per share of Pinnacle common stock over the five business days following June 27, 2018, the first public announcement of the transaction (the “five-day average”);

•	the effective time of the merger is December 31, 2018, which is the assumed date of the closing of the merger (the “assumed merger closing date”) solely for purposes of the disclosure in this section;

•	each executive officer or director, as applicable, experienced a qualifying termination of service immediately following (but on the same day as) the effective time of the merger;

•

quantification of outstanding equity awards is calculated based on the outstanding equity awards held by each director or executive officer as of September 4, 2018, and assuming applicable performance goals are achieved at maximum levels; and

•	the amounts set forth in the tables below regarding executive officer compensation are based on compensation levels as of September 4, 2018.

Treatment of Shares of Common Stock

For information regarding beneficial ownership of shares Pinnacle common stock, other than the equity-based awards described below but including vested Pinnacle options, by each of Pinnacle’s directors and named executive officers and all of such directors and executive officers as a group, please see the section titled “Security Ownership of Certain Beneficial Owners and Management” contained in this proxy statement/prospectus. Each of Pinnacle’s directors and executive officers will be entitled to receive, for each share of Pinnacle common stock he or she holds, the same per share merger consideration in the same manner as other stockholders.

Treatment of Pinnacle Equity Awards

As described further in the section titled “The Merger Agreement—Treatment of Pinnacle Equity Awards” contained in this proxy statement/prospectus, (i) each Pinnacle option, Pinnacle RSU and Pinnacle PSU that is outstanding and vested immediately prior to the effective time of the merger will be paid in a lump sum cash amount upon the effective time of the merger; (ii) each outstanding Pinnacle option, Pinnacle RSU and Pinnacle PSU that is outstanding and unvested immediately prior to the effective time of the merger will be converted at the effective time of the merger into an unvested cash-settled award representing a number of Conagra common shares; and (iii) each Pinnacle performance-based restricted share award will be deemed to be two separate awards—the PSA portion, which will accelerate vesting and be cashed out for the merger consideration at the effective time of the merger, and the performance share unit portion, which will be treated as an unvested Pinnacle PSU as described above.

Any awards converted as described above and held by Pinnacle’s directors or employees (including the executive officers) will vest and be paid on an accelerated basis in the event the director or executive officer’s service is terminated under any of the following circumstances, in each case, within 24 months following the effective time of the merger (a) by Conagra without cause; (b) due to death or disability; or (c) by the employee due to Conagra’s requiring, without such employee’s consent, that such employee relocate his or her office location at least fifty miles from his or her then-current office location. In general, Pinnacle equity awards currently provide for accelerated vesting upon a termination only under the circumstances described in subsections (a) and (b) above, in each case, only within 12 months following a change in control of Pinnacle.

The following table sets forth the number of unvested Pinnacle options, Pinnacle RSUs, Pinnacle PSUs and Pinnacle PSAs held by each of Pinnacle’s directors and executive officers as of September 4, 2018, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus, assuming any applicable performance goals are achieved at maximum levels, and the cash amounts payable (on a pre-tax basis) in respect thereof, assuming the cash-out treatment described above applies. The amounts reflected in the table below exclude any grants that may be made following September 4, 2018 and any Pinnacle options, Pinnacle RSUs, Pinnacle PSUs and Pinnacle PSAs that are vested or are expected to vest in accordance with their terms prior to December 31, 2018 (the assumed merger closing date). Pinnacle options are valued based on the difference, if any, between the per share exercise price of such Pinnacle option and $64.91, which is the value of the merger consideration for each share of Pinnacle common stock based on the five-day average. Pinnacle RSUs, Pinnacle PSUs and Pinnacle PSAs are valued based on $64.91, which is the value of the merger consideration for each share of Pinnacle common stock based on the five-day average. Payments in respect of all Pinnacle options, Pinnacle RSUs and Pinnacle PSUs held by Pinnacle’s directors and executive officers are “double-trigger” in that they will be paid only if the holder experiences a qualifying termination of service on or following the effective time of the merger, or if the awards otherwise vest in accordance with their terms. Payments in respect of Pinnacle PSAs held by Pinnacle’s executive officers are “single-trigger” in that their vesting will accelerate and they will be converted into the merger consideration at the effective time of the merger pursuant to the terms of the merger agreement.

Name	Unvested Pinnacle Options		Unvested Pinnacle RSUs		Unvested Pinnacle PSUs		Unvested Pinnacle PSAs
Roger Deromedi	—	—	3,039	$197,261	—	—	—	—
Ionnis Skoufalos	—	—	2,337	$151,695	—	—	—	—
Mark Jung	—	—	2,337	$151,695	—	—	—	—
Muktesh Pant	—	—	2,337	$151,695	—	—	—	—
Raymond Silcock	—	—	2,337	$151,695	—	—	—	—
Ann Fandozzi	—	—	2,337	$151,695	—	—	—	—
Jane Nielsen	—	—	2,337	$151,695	—	—	—	—
Mark Clouse	762,798	$12,404,535	—	—	222,086	$14,415,602	84,214	$5,466,331
Craig Steeneck	154,902	$2,001,948	—	—	48,925	$3,175,722	11,613	$753,800
Mark Schiller	151,365	$1,944,312	3,813	$247,502	70,877	$4,600,626	11,111	$721,215
Daniel Poland	37,276	$402,954	24,185	$1,569,848	12,436	$807,221	—	—
Mary Beth DeNooyer	81,156	$1,018,209	—	—	26,518	$1,721,283	5,126	$332,729
Michael Kelley Maggs	65,686	$851,201	—	—	20,713	$1,344,481	4,981	$323,317

Executive Severance Benefit Plan

Each of the executive officers participate in Pinnacle’s Executive Severance Benefit Plan, which we refer to as the “severance plan”. The severance plan provides for severance payments and other benefits in the event of a “qualifying termination”, which constitutes a termination of employment by Pinnacle without “cause” or by the executive officer for “good reason” (each as described below), in each case, within 24 months following a change in control of Pinnacle. The closing of the merger will constitute a change of control of Pinnacle for purposes of the severance plan.

For purposes of the severance plan, following a change in control of Pinnacle (a) “cause” generally means the executive’s (i) willful failure to make reasonable attempts to substantially perform duties as assigned by Pinnacle after a written demand for substantial performance, (ii) willful failure to comply with the material terms of the executive’s employment pursuant to a written agreement, (iii) willful engagement in gross misconduct that is materially and demonstrably injurious to Pinnacle or (iv) conviction or plea of guilty or nolo contendere to a felony; and (b) “good reason” generally means, without the executive’s written consent, (i) a material reduction in the executive’s then-current base salary or target annual bonus, (ii) a material diminution in the executive’s authorities, duties or responsibilities, or the assignment of duties inconsistent with the executive’s then-current authorities, duties or responsibilities, (iii) requiring the executive to be based at an office location which is at least 50 miles from the executive’s office location and which increases such executive’s travel time from his or her then-current residence or requiring the executive to travel on business to a substantially greater degree than required prior to the change in control or (iv) the failure of any successor of Pinnacle to expressly assume the severance plan.

In the event of a qualifying termination within 24 months following a change in control of Pinnacle, each executive officer would be entitled to receive: (a) cash payments equal to three times (in the case of Mr. Clouse) or two and one quarter times (in the case of each other executive officer) the sum of (x) the executive’s annual base salary and (y) the executive’s target annual cash bonus, payable over three years (in the case of Mr. Clouse) and two and one quarter years (in the case of each other executive officer); (b) a pro-rated annual bonus for the fiscal year in which the termination occurred based on actual performance, payable at the time annual bonuses are otherwise paid; (c) subsidized health and welfare benefits (excluding life insurance) premiums for 18 months following such qualifying termination; and (d) outplacement services. The estimated aggregate value of the cash severance payments and benefits Pinnacle’s executive officers would receive pursuant to the severance plan in the event of a qualifying termination within 24 months following the effective time of the merger is $19,701,458. The foregoing estimate is based on compensation and benefit levels in effect as of September 4, 2018.

Receipt of such payments and benefits under the severance plan is conditioned upon the applicable executive officer executing a release and non-competition agreement, which includes non-compete, employee non-solicit, customer non-solicit and non-disparagement restrictions for two years (in the case of Mr. Clouse) and one and one half years (in the case of each other executive officer) following termination of employment and confidentiality provisions that apply indefinitely. In the event the executive officer violates any of the covenants, the executive officer would forfeit his or her rights to future payments under the severance plan and may be required to reimburse Pinnacle in an amount equal to the after-tax amount previously paid to such executive.

In addition, the severance plan provides that in the event that any payment or benefit (regardless of whether payable under the severance plan or otherwise and including the acceleration of equity awards) payable to the executive officers in connection with his or her separation from Pinnacle would constitute a parachute payment within the meaning of Section 280G of the Code, then such payments are only reduced below the limit under Section 280G of the Code if the executive officer would end up in a better financial position than receiving the full amount and paying the 20% excise tax. Additionally, it was agreed that certain employees of Pinnacle (including the executive officers) may be eligible to receive Section 280G gross-up payments if the aggregate value of all “parachute payments” payable to such employee equal or exceed 110% of such employee’s “base amount” (as such terms are defined in Section 280G of the Code). As of the date of this proxy statement/prospectus, no determinations have been made as to whether any executive officer will receive a gross-up payment or the amount of any such potential payment to any particular individual.

Continuing Employee Benefits

The merger agreement provides that for a period of not less than one year following the effective time of the merger, Conagra will, and will cause the surviving corporation to, provide each individual who was an employee of Pinnacle or any of its subsidiaries immediately prior to the effective time of the merger (a “continuing employee”) with (a) a base salary or regular hourly wage and annual incentive opportunities that are no less favorable in the aggregate than such continuing employee’s base salary or regular hourly wage and annual incentive opportunities as in effect immediately prior to the effective time of the merger, (b) severance benefits that are no less favorable than those that would have been provided to such continuing employee under Pinnacle’s severance plans and (c) other employee benefits (including the value of equity-based awards but excluding defined benefit plan and retiree welfare benefits) that are substantially similar in the aggregate to those provided to such continuing employee immediately prior to the effective time of the merger. Conagra will also assume the severance plan (as described above) and will honor all obligations thereunder in accordance with its terms.

Indemnification and Directors’ and Officers’ Insurance

Pursuant to the terms of the merger agreement, members of the Pinnacle board and officers of Pinnacle will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. For a more detailed description of the provisions of the merger agreement relating to director and officer indemnification and insurance, please see the section titled “The Merger Agreement—Indemnification and Directors’ and Officers’ Insurance” contained in this proxy statement/prospectus.

Quantification of Payments and Benefits

In accordance with Item 402(t) of Regulation S-K, the table below sets forth for each of Pinnacle’s named executive officers estimates of the amounts of compensation that are based on or otherwise relate to the merger and that will or may become payable to the named executive officer either immediately at the effective time of the merger (in other words, on a “single-trigger” basis) or in the event of a qualifying termination of employment within 24 months following the merger (in other words, on a “double-trigger” basis). The holders of Pinnacle common stock are being asked to approve, on a non-binding, advisory basis, the merger-related compensation for these named executive officers. Because the vote to approve such compensation is advisory only, it will not be binding on Pinnacle, Pinnacle’s board or Conagra. Accordingly, if the proposal to adopt the merger agreement is approved by the holders of Pinnacle common stock and the merger is completed, the merger-related compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described in the footnotes to the tables below and above under “—Interests of Pinnacle’s Directors and Executive Officers in the Merger”.

The potential payments in the tables below are quantified in accordance with Item 402(t) of Regulation S-K. The estimated values are based on (a) an assumption that the merger is completed on December 31, 2018, (b) per share merger consideration of $64.91, which is the value of the merger consideration for each share of Pinnacle common stock based on the five-day average, (c) the named executive officers’ salary and total eligible bonus levels as in effect as of September 4, 2018, (d) the number of unvested Pinnacle options, Pinnacle RSUs, Pinnacle PSUs and Pinnacle PSAs held by the named executive officers as of September 4, 2018, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus, and excluding any additional grants that may occur following such date and any Pinnacle options, Pinnacle RSUs, Pinnacle PSUs and Pinnacle PSAs that are vested or are expected to vest in accordance with their terms prior to December 31, 2018, (e) an assumption that performance goals applicable to the Pinnacle PSUs and Pinnacle PSAs are achieved at maximum levels and (f) an assumption that each named executive officer’s employment is terminated by Conagra without “cause” immediately following (but on the same day as) the effective time of the merger. In addition, the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus, and do not reflect certain compensation actions that may occur before the effective time of the merger. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

The amounts shown below do not attempt to quantify any reduction that may be required as a result of a Section 280G best-net cutback or any gross-up to which a named executive officer may become entitled; therefore, actual payments to the named executive officers may be more or less than the amounts indicated below.

Potential Payments to Named Executive Officers(1)

Name	Cash ($)(2)	Equity ($)(3)	Perquisites /Benefits ($)(4)	Total ($)
Mark Clouse	$7,000,000	$32,286,468	$18,000	$39,304,468
Craig Steeneck	$3,211,509	$5,931,470	$18,000	$9,160,979
Mark Schiller	$3,174,918	$7,513,655	$18,000	$10,706,573

(1)

Although Christopher Boever and D. Michael Wittman are considered named executive officers of Pinnacle for purposes of Item 402(t) of Regulation S-K, each of Messrs. Boever and Wittman terminated employment in 2018 and no longer hold any Pinnacle equity awards and are not otherwise entitled to any merger-related compensation.

(2)

The estimated amounts shown in this column represent (a) three times (in the case of Mr. Clouse) and two and one quarter times (in the case of each of Messrs. Steeneck and Schiller) the sum of (i) the executive’s annual base salary and (ii) the executive’s target annual cash bonus, payable over three years (in the case of Mr. Clouse) and two and one quarter years (in the case of each of Messrs. Steeneck and Schiller) and (b) a pro-rated annual bonus for the fiscal year in which such termination occurs, assuming a termination date of December 31, 2018 and achievement of applicable goals at target. These payments are “double-trigger”, as they will only be payable in the event of a qualifying termination within 24 months following the effective time of the merger. Payment of such cash severance is conditioned upon the named executive officer executing a general waiver and release and non-competition agreement, as described above under “—Executive Severance Benefit Plan”.

(3)

The estimated amounts shown in this column represent the aggregate intrinsic value of the named executive officers’ outstanding unvested Pinnacle options (the excess, if any, of the per share merger consideration of $64.91, which is the value of the merger consideration for each share of Pinnacle common stock based on the five-day average, over the applicable exercise price) and the aggregate value of outstanding unvested Pinnacle RSUs, Pinnacle PSUs and Pinnacle PSAs, assuming achievement of applicable performance goals at maximum levels. The estimated payments in respect of the named executive officers’ unvested Pinnacle options, Pinnacle RSUs and Pinnacle PSUs as shown in the following table are “double-trigger” benefits in that they will be paid to the named executive officer only if the named executive officer experiences a qualifying termination within 24 months following the effective time of the merger. The estimated payments in respect of the named executive officers’ unvested Pinnacle PSAs are “single-trigger” benefits in that their vesting will accelerate and they will be converted into the merger consideration at the effective time of the merger pursuant to the terms of the merger agreement.

	Double-Trigger			Single-Trigger
Name	Value of Unvested Options ($)	Value of Unvested RSUs ($)	Value of Unvested Pinnacle PSUs ($)	Value of Unvested Pinnacle PSAs ($)	Total ($)
Mark Clouse	12,404,535	—	14,415,602	5,466,331	32,286,468
Craig Steeneck	2,001,948	—	3,175,722	753,800	5,931,470
Mark Schiller	1,944,312	247,502	4,600,626	721,215	7,513,655

(4)

The estimated amounts shown in this column represent subsidized health and welfare benefits (excluding life insurance) premiums for 18 months, which is the maximum period under the severance plan. The severance plan also entitles the named executive officer to outplacement services; however, because the severance plan does not specify a dollar amount for such services, such value is not included in the table. These are “double-trigger” benefits in that they will be paid to the named executive officer only if the named executive officer experiences a qualifying termination within 24 months following the effective time of the merger, and are conditioned upon the named executive officer executing a general waiver and release and non-competition agreement, as described above under “—Executive Severance Benefit Plan”.

Financing of the Merger and Indebtedness Following the Merger

In connection with the execution of the merger agreement, Conagra entered into a bridge commitment letter with the Goldman Lenders pursuant to which, among other things, the Goldman Lenders committed to provide bridge debt financing for the merger, consisting of a $9.0 billion senior unsecured bridge credit facility. The commitments under the bridge credit facility were subsequently reduced by the $1.3 billion new term loan facility entered into on July 11, 2018 with a syndicate of financial institutions described below, with the remaining commitments under the bridge credit facility also syndicated across a group of financial institutions. The funding of the new term loan facility is anticipated to occur simultaneously with the closing of the merger. The total available amount of the bridge credit facility is also subject to reduction in equivalent amounts upon the completion of any issuance of debt or equity securities by Conagra (subject to specified exceptions) and upon other specified events, as provided in the bridge commitment letter. The obligation of the lenders under the bridge credit facility to enter into and make available to Conagra borrowings under the bridge credit facility is subject to a number of customary conditions, including execution and delivery of certain definitive documentation and absence of a material adverse effect (as defined in the merger agreement). If necessary, the terms of the bridge credit facility, including any conditions thereto and covenants thereunder, will be set forth in various definitive documentation to be entered into by the parties thereto.

Conagra intends to replace the availability under the bridge credit facility with permanent or alternative financing. Specifically, in connection with the merger, Conagra expects to incur up to $8.3 billion of long-term debt (which includes any funding under the new term loan facility), the proceeds of which would be used to fund the payment of the cash portion of the merger consideration, the repayment of Pinnacle debt, the refinancing of certain Conagra debt, and the payment of related fees and expenses. The permanent financing is also expected to include approximately $600 million of incremental cash proceeds from the issuance of equity and/or divestitures. In connection with the permanent financing, on June 27, 2018, Conagra entered into certain deal-contingent rate swap transactions, which swaps are contingent upon the closing of the merger agreement and hedge against an increase in interest rates between the signing of the merger agreement and the incurrence of the permanent financing.

New Term Loan Facility

On July 11, 2018, Conagra entered into a Term Loan Agreement, referred to as the Term Loan Agreement, with a syndicate of banks led by Bank of America, N.A. (“BofA”), as administrative agent, providing for term loans to Conagra in an aggregate principal amount of up to $1.3 billion.

The new term loan facility provided for under the Term Loan Agreement is unsecured and provides for a $650 million tranche of three-year terms loans and a $650 million tranche of five-year term loans. Conagra anticipates borrowing in full under the Term Loan Agreement simultaneously with the closing of the merger to fund a portion of the cash consideration of the merger. The three-year tranche loans and the five-year tranche loans mature on the third and fifth anniversaries, respectively, of the funding of such loans, which are anticipated to occur simultaneously with the closing of the merger.

The term loans will bear interest at, at Conagra’s election, either (a) LIBOR plus a percentage spread (ranging from 1% to 1.625% for three-year tranche loans and 1.125% to 1.75% for five-year tranche loans) based on Conagra’s senior unsecured long-term indebtedness ratings or (b) the alternate base rate, described in the Term Loan Agreement as the greatest of (i) BoA’s prime rate, (ii) the federal funds rate plus 0.50% and (iii) one-month LIBOR plus 1.00%, plus a percentage spread (ranging from 0% to 0.625% for three-year tranche loans and 0.125% to 0.75% for five-year tranche loans) based on Conagra’s senior unsecured long-term indebtedness ratings.

The Term Loan Agreement contains customary affirmative and negative covenants for unsecured investment grade credit facilities of this type and financial covenants requiring compliance with a maximum leverage ratio and a minimum interest coverage ratio. These covenants were negotiated in a manner that was intended to accommodate the merger and related transactions. Conagra may voluntarily prepay term loans under the Term Loan Agreement, in whole or in part, without premium or penalty, subject to certain conditions.

The Term Loan Agreement contains events of default customary for unsecured investment grade credit facilities with corresponding grace periods. If an event of default occurs and is continuing, the lenders may terminate and/or suspend their obligations to make loans under the Term Loan Agreement and/or accelerate amounts due under the Term Loan Agreement and exercise other rights and remedies. In the case of certain events of default related to insolvency and receivership, the commitments of the lenders will be automatically terminated and all outstanding obligations of Conagra under the Term Loan Agreement will become immediately due and payable.

The foregoing description of the new term loan facility does not purport to be a complete description of its terms, and is qualified in all respects by reference to the complete text of the agreement, which was filed as an exhibit to Conagra’s Current Report on Form 8-K filed with the SEC on July 17, 2018, and is incorporated by reference herein.

Revolving Credit Facility

On July 11, 2018, Conagra entered into an Amended and Restated Revolving Credit Agreement with a syndicate of banks led by BofA, as administrative agent, replacing Conagra’s prior revolving credit agreement and providing for a revolving credit facility in a maximum aggregate principal amount outstanding at any one time of $1.6 billion (subject to increase to a maximum aggregate principal amount of $2.1 billion) (the “new revolving credit facility”).

The new revolving credit facility matures on July 11, 2023 and is unsecured. Conagra may borrow funds under the new revolving credit facility on a variety of interest rate terms depending on Conagra’s then applicable senior unsecured long-term debt rating. Conagra has agreed to pay a facility fee, payable quarterly, at rates that range from 0.09% to 0.25% (based on Conagra’s senior unsecured long-term debt ratings), and customary administrative agent fees and fees in respect of letters of credit.

The new revolving credit facility contains customary affirmative and negative covenants for unsecured investment grade credit facilities of this type and financial covenants requiring compliance with a maximum leverage ratio and a minimum interest coverage ratio. These covenants were negotiated in a manner that was intended to accommodate the merger and related transactions. In addition, the new revolving credit facility contains events of default customary for unsecured investment grade credit facilities with corresponding grace periods, the occurrence and continuance of which could result in the acceleration of Conagra’s obligations thereunder or the exercise by the lender of other rights and remedies.

The foregoing description of the new revolving credit facility does not purport to be a complete description of its terms, and is qualified in all respects by reference to the complete text of the agreement, which was filed as an exhibit to Conagra’s Current Report on Form 8-K filed with the SEC on July 17, 2018, and is incorporated by reference herein.

Closing and Effective Time of the Merger

Unless the parties agree otherwise in writing, the closing of the merger will take place on the third business day following the satisfaction or waiver of all conditions to the closing of the merger. The merger will be effective when the parties file a Certificate of Merger with the Secretary of State of the State of Delaware, unless the parties agree to a later time and so specify that time in the Certificate of Merger. The parties currently anticipate closing the merger by the end of calendar 2018, though there can be no assurances of the actual timing of the closing.

Accounting Treatment of the Merger

The merger will be accounted for using the acquisition method of accounting with Conagra considered the acquirer of Pinnacle. Conagra will record assets acquired, including identifiable intangible assets, and liabilities assumed from Pinnacle at their respective fair values at the effective date of the merger. Any excess of the purchase price (as described under Note 2 under “Unaudited Pro Forma Condensed Combined Financial Information—Notes to the Unaudited Pro Forma Condensed Combined Financial Information” contained in this proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of Conagra following the merger will include the results of operations of Pinnacle after the closing of the merger, but will not be restated retroactively to reflect the historical financial condition or results of operations of Pinnacle. The earnings of Conagra after the closing of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value of Pinnacle’s assets and liabilities on Conagra’s depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets and goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present.

Regulatory Approvals Required for the Merger

The following is a summary of the material regulatory requirements for the closing of the merger.

The merger is subject to the requirements of the HSR Act and the rules promulgated by the FTC, which prevent transactions such as the merger from being completed until (i) certain information and materials are furnished to the DOJ and the FTC and (ii) the applicable waiting period is terminated or expires. Conagra and Pinnacle filed their required HSR Act filings on July 23, 2018. The applicable waiting period expired at 11:59 p.m. on August 22, 2018.

In addition, the closing of the merger is subject to the requirements of Part IX of the Competition Act (Canada), which prevent transactions such as the merger from being completed until (i) certain information and materials are furnished to the Canadian Commissioner of Competition appointed under the Competition Act (Canada), and (ii) the applicable waiting period is terminated or expires (provided that the Canadian Competition Tribunal has not issued an order temporarily or permanently prohibiting closing), unless the requirement to submit the required information and materials is waived by the Canadian Commissioner of Competition. The parties submitted the required information to the Canadian Commissioner of Competition on August 2 and 3, 2018. On August 23, 2018, Conagra received a No Action Letter, waiving the applicable waiting period.

Conagra and Pinnacle also intend to make all required filings under the Securities Act and the Exchange Act relating to the merger and obtain all other approvals and consents which may be necessary to give effect to the merger.

NYSE Listing of Shares of Conagra Common Stock; Delisting and Deregistration of Shares of Pinnacle Common Stock

It is a condition to the closing of the merger that the shares of Conagra common stock issuable as merger consideration be approved for listing on NYSE, subject to official notice of issuance. It is expected that following the merger, shares of Conagra common stock will continue to trade on NYSE under the symbol “CAG”.

If the merger is completed, shares of Pinnacle common stock will be delisted from NYSE and deregistered under the Exchange Act, and, accordingly, Pinnacle will no longer be a public company or be required to file periodic reports with the SEC with respect to shares of Pinnacle common stock.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

The following summarizes material provisions of the merger agreement, which is included as Annex A to this proxy statement/prospectus and is incorporated herein by reference in its entirety. The rights and obligations of Conagra and Pinnacle are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. Pinnacle stockholders are urged to read the merger agreement carefully and in its entirety as well as this proxy statement/prospectus before making any decisions regarding the merger.

The merger agreement is included with this proxy statement/prospectus only to provide you with information regarding the terms of the merger agreement, and not to provide you with any other factual information regarding Conagra, Pinnacle or their respective subsidiaries or businesses. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	have been made only for purposes of the merger agreement;

•	have been qualified by certain documents filed with, or furnished to, the SEC by Conagra or Pinnacle, as applicable, prior to the date of the merger agreement;

•	have been qualified by confidential disclosures made to Pinnacle or Conagra, as applicable, in connection with the merger agreement;

•	are subject to materiality qualifications contained in the merger agreement which may differ from what may be viewed as material by investors;

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement; and

•

have been included in the merger agreement for the purpose of allocating risk between Conagra and Merger Sub, on the one hand, and Pinnacle, on the other hand, rather than establishing matters as facts.

You should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Conagra, Pinnacle or any of their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Conagra’s or Pinnacle’s public disclosures.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” contained in this proxy statement/prospectus.

This summary is qualified in its entirety by reference to the merger agreement.

Form and Effects of the Merger; Organizational Documents of the Surviving Corporation; Directors and Officers

The merger agreement provides for the merger of Merger Sub, with and into Pinnacle. Pinnacle will be the surviving corporation in the merger and will become a direct wholly owned subsidiary of Conagra.

At the effective time of the merger, the certificate of incorporation of Pinnacle as in effect immediately prior to the effective time of the merger will be amended and restated in its entirety to read as set forth in Exhibit A to the merger agreement (and will be the certificate of incorporation of the surviving corporation) until thereafter amended as provided therein or by applicable law. The bylaws of Merger Sub in effect immediately prior to the effective time of the merger will be the bylaws of the surviving corporation until thereafter amended as provided therein or by applicable law.

The directors of Merger Sub at the effective time of the merger will be the directors of the surviving corporation, from and after the effective time of the merger, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of Merger Sub immediately prior to the effective time of the merger will continue as the officers of the surviving corporation from and after the effective time of the merger until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

Closing and Effective Time of the Merger

Unless otherwise mutually agreed in writing between Conagra and Pinnacle, the closing of the merger will take place at 10:00 a.m. (Central Time) on the third business day following the day on which the last to be satisfied or waived of the conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied at or immediately prior to the closing, but subject to fulfillment or waiver of those conditions) is satisfied or waived by the party entitled to benefit in accordance with the merger agreement.

At or promptly following the closing of the merger, Conagra and Pinnacle will cause a certificate of merger to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL, and make any other filings, recordings or publications require to be made by Pinnacle or Merger Sub under the DGCL. The merger will become effective at the time when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by Conagra and Pinnacle in writing and specified in the certificate of merger.

Merger Consideration

At the effective time of the merger, each share of Pinnacle common stock issued and outstanding immediately prior to the effective time of the merger (other than excluded shares) will be converted into, and become exchangeable for, the right to receive (i) $43.11 in cash and (ii) 0.6494 shares of Conagra common stock. Conagra will not issue any fractional shares of Conagra common stock in the merger and a Pinnacle stockholder who otherwise would have received a fraction of a share of Conagra common stock will receive a cash payment in lieu thereof, without interest, rounded down to the nearest whole cent, equal to the fraction of a share of Conagra common stock (after taking into account all shares of Pinnacle common stock held by such holder at the effective time of the merger and rounded to the nearest one-thousandth when expressed in decimal form) to which such holder would otherwise be entitled, multiplied by the average of the closing prices per share of Conagra common stock on NYSE for the ten full trading days ending on the second business day immediately preceding the date on which the effective time of the merger occurs.

If the merger is completed, Pinnacle stockholders who do not vote in favor of the adoption of the merger agreement, who continuously hold their shares of Pinnacle common stock through the effective time and who properly demand appraisal of their shares of Pinnacle common stock in compliance with the requirements of Section 262 of the DGCL will be entitled to exercise appraisal rights in connection with the merger under Section 262 of the DGCL. This means that holders of shares of Pinnacle common stock who may exercise appraisal rights and who also have properly exercised, perfected and not waived, withdrawn or lost those appraisal rights are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Pinnacle common stock, exclusive of any elements of value arising from the accomplishment or expectation of the merger, together with interest (subject to certain exceptions) to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of

Chancery, so long as those holders comply exactly with the procedures established by Section 262 of the DGCL. For additional information about appraisal rights, see the section titled “Appraisal Rights” contained in this proxy statement/prospectus.

If, between the date of the merger agreement and the effective time of the merger, the issued and outstanding shares of Pinnacle common stock or securities convertible or exchangeable into or exercisable for shares of Pinnacle common stock or the issued and outstanding shares of Conagra common stock or securities convertible or exchangeable into or exercisable for shares of Conagra common stock changes into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then the merger consideration will be equitably adjusted, without duplication, to proportionally reflect such change.

Based upon the closing sale price of shares of Conagra common stock on NYSE of $[            ] on [                    ], 2018, the last practicable trading date prior to the date of this proxy statement/prospectus, the value of the merger consideration was approximately $[            ].

Payment of the Merger Consideration

Conagra will select an exchange agent reasonably acceptable to Pinnacle (the “exchange agent”) to make payment of the merger consideration as contemplated by the merger agreement. At or prior to the effective time of the merger, Conagra will deposit or cause to be deposited with the exchange agent the funds and shares of Conagra common stock necessary to pay the merger consideration pursuant to the merger agreement.

As promptly as practicable after the effective time of the merger, Conagra will instruct the exchange agent to mail to each holder of record of book-entry Pinnacle shares not held through DTC (i) a letter of transmittal or transfer of the book-entry Pinnacle shares to the exchange agent and (ii) instructions advising such stockholder how to surrender its shares of Pinnacle common stock or transfer the book-entry Pinnacle shares to the exchange agent in exchange for the merger consideration.

After the effective time of the merger, each holder of Pinnacle common stock will be entitled to receive the merger consideration (i) upon surrender to the exchange agent of shares of Pinnacle common stock that are represented by certificates, by physical surrender of such certificates in accordance with the terms of the letter of transmittal and accompanying instructions, (ii) upon the transfer of shares of Pinnacle common stock that are book-entry Pinnacle shares not held through DTC, in accordance with the terms of the letter of transmittal and accompanying instructions, or (iii) upon the transfer of shares of Pinnacle common stock that are book-entry Pinnacle shares held through DTC, including by delivery of an “agent’s message”, in accordance with DTC’s customary procedures and such other procedures as agreed by Conagra, the exchange agent and DTC. Interest will not be paid or accrue in respect of any of the merger consideration, and the amount of any merger consideration paid to stockholders of Pinnacle may be reduced by the amount of applicable withholding taxes.

From and after the effective time of the merger, there will be no further transfers on the stock transfer books of Pinnacle of shares of Pinnacle common stock that were outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, any certificate or book-entry Pinnacle shares is presented to the surviving corporation, Conagra or the exchange agent for transfer, it will be canceled and exchanged for the aggregate merger consideration to which the stockholder thereof is entitled, pursuant to and in accordance with the merger agreement.

Treatment of Pinnacle Equity Awards

At the effective time of the merger, subject to all required withholding taxes:

Pinnacle options

•

Each outstanding Pinnacle option that is unvested immediately prior to the effective time of the merger will be converted into a cash-settled stock appreciation right relating to a number of shares of Conagra common stock (rounded down to the nearest whole share) equal to (1) the number of shares of Pinnacle common stock subject to the unvested Pinnacle option immediately prior to the effective time of the merger multiplied by (2) the equity award exchange ratio, at a base price per share (rounded up to the nearest whole cent) equal to (x) the exercise price of such Pinnacle option divided by (y) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle option immediately prior to the effective time of the merger (subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described above);

•

Each outstanding Pinnacle option that is vested immediately prior to the effective time of the merger will automatically be canceled in exchange for the right to receive an amount, solely in cash, equal to the number of shares of Pinnacle common stock subject to such Pinnacle option immediately prior to the effective time of the merger multiplied by the excess, if any, of the equity award cash-out consideration over the exercise price per share of such Pinnacle option;

Pinnacle RSUs

•

Each outstanding Pinnacle RSU that is unvested immediately prior to the effective time of the merger will be converted into a cash-settled restricted stock unit relating to a number of shares of Conagra common stock (rounded up to the nearest whole share) equal to (1) the number of shares of Pinnacle common stock subject to the unvested Pinnacle RSU immediately prior to the effective time of the merger multiplied by (2) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle RSU immediately prior to the effective time of the merger (subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described above);

•

Each outstanding Pinnacle RSU that is vested immediately prior to the effective time of the merger will be canceled and converted into the right to receive an amount in cash equal to the equity award cash-out consideration and an amount in cash equal to any accumulated and unpaid dividend equivalents;

Pinnacle PSUs

•

Each outstanding Pinnacle PSU that is unvested immediately prior to the effective time of the merger will be canceled and converted into a time-based cash-settled restricted stock unit related to a number of shares of Conagra common stock (rounded up to the nearest whole share) equal to (1) the number of shares of Pinnacle common stock subject to the unvested Pinnacle PSU immediately prior to the effective time of the merger, based on actual performance, as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger, multiplied by (2) the equity award exchange ratio, and otherwise subject to substantially the same terms and conditions as were applicable to such unvested Pinnacle PSU immediately prior to the effective time of the merger (other than performance-based vesting conditions and subject to certain changes to vesting terms, including those that impact the Pinnacle executive officers, as are further described above);

•

Each outstanding Pinnacle PSU that is vested immediately prior to the effective time of the merger will be canceled and converted into the right to receive an amount in cash equal to the product of (x) the number of shares of Pinnacle common stock underlying such Pinnacle PSU, based on actual performance, as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger and (y) the equity award cash-out consideration plus an amount in cash equal to any accumulated and unpaid dividend equivalents with respect to such vested Pinnacle PSU;

Pinnacle PSAs

•

Each outstanding unvested Pinnacle performance-based restricted share award will be deemed to be two separate awards, the Pinnacle PSA portion of which will become vested based on actual performance as determined by the Pinnacle board and reasonably agreed to by the Conagra board immediately prior to the effective time of the merger, and the performance share unit portion, which will be treated as an unvested Pinnacle PSU as set forth above; and

•

Each vested Pinnacle PSA (including the portion that vests in accordance with the foregoing) will be canceled and converted into the right to receive the merger consideration and an amount in cash equal to any accumulated and unpaid dividend equivalents.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by Pinnacle with respect to Pinnacle and its subsidiaries and Conagra and Merger Sub, with respect to Conagra and Merger Sub, including representations and warranties relating to:

•	corporate organization, good standing and similar matters;

•	capital structure and equity securities;

•	corporate power and authority to execute and deliver the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	authorization of the merger agreement, the merger and the other transactions contemplated by the merger agreement and enforceability of the merger agreement;

•

required governmental filings and consents in connection with the execution, delivery and performance of the merger agreement and the closing of the merger and the other transactions contemplated by the merger agreement;

•

absence of (i) breach or violation of, or default under, the charter documents, (ii) with or without notice, lapse of time or both, breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a lien on any of the assets of Pinnacle or any of its subsidiaries pursuant to any contract binding upon Pinnacle or any of its subsidiaries or pursuant to any law to which Pinnacle or any of its subsidiaries is subject, and (iii) any change in the rights or obligations of any party under any contract binding upon Pinnacle or any of its subsidiaries;

•

conflicts with, violation or breach of or defaults under the charter documents and certain contracts in connection with the execution, delivery and performance of the merger agreement and the closing of the merger and the other transactions contemplated by the merger agreement;

•	accuracy of reports and financial statements filed with the SEC;

•	disclosure controls and procedures and internal controls over financial reporting;

•	absence of certain changes or events and the conduct of business in the ordinary course of business since December 31, 2017;

•	legal proceedings;

•	absence of undisclosed liabilities;

•	compliance with applicable laws (including anti-corruption laws and trade laws), court orders and certain regulatory matters;

•	permits and licenses;

•	the inapplicability of state takeover statutes or similar provisions in Pinnacle’s charter and the absence of stockholders rights agreements;

•	environmental matters and compliance with environmental laws;

•	tax matters;

•	labor matters;

•	intellectual property and IT security;

•	broker’s, finder’s and similar fees payable in connection with the merger and the other transactions contemplated by the merger agreement;

•	material customers and material suppliers;

•	compliance with U.S. Food and Drug Administration (the “FDA”), USDA and FTC regulations and the absence of recalls and other adverse events related to Pinnacle’s products; and

•	related party agreements.

In addition, Conagra made certain representations and warranties with respect to financing and Pinnacle made certain representations and warranties with respect to Pinnacle and its subsidiaries regarding:

•	employee compensation and benefits matters;

•	matters relating to the Employee Retirement Income Security Act of 1974, as amended;

•	insurance;

•	material contracts;

•	hedging arrangements;

•	real and personal property; and

•	information privacy.

Significant portions of the representations and warranties of Pinnacle, Conagra and Merger Sub are qualified as to “materiality” or “Material Adverse Effect”. Under the merger agreement, a “Material Adverse Effect” with respect to Conagra or Pinnacle is defined to mean any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, (a) would, or would reasonably be expected to, prevent or materially impede the ability of Conagra or Pinnacle, as applicable, to consummate the merger and the other transactions contemplated by the merger agreement prior to the end date or (b) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of Conagra or Pinnacle, as applicable, and their respective subsidiaries, taken as a whole; provided that none of the following (or the results thereof) will be taken into account, either alone or in combination, in determining whether a Material Adverse Effect has occurred for purposes of clause (b) of this definition:

•	any changes in general U.S. or global economic conditions;*

•	any changes in the general conditions of the industries in which Conagra or Pinnacle, as applicable, and their respective subsidiaries operate;*

•

any decline in the market price or trading volume of the Conagra or Pinnacle common stock, in and of itself (provided that the exception in this clause will not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline from being taken into account in determining whether there has been a Material Adverse Effect);

•

any failure, in and of itself, by Conagra or Pinnacle, as applicable, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure from being taken into account in determining whether there has been a Material Adverse Effect);

•	the negotiation, execution and delivery of the merger agreement or the public announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement;

•	compliance with the terms of, or the taking of any action required by, the merger agreement;

•	any change in applicable law or U.S. generally acceptable accounting principles (“GAAP”) or authoritative interpretations thereof;*

•	the outbreak or escalation of hostilities, any acts of war (whether or not declared), military activity, civil disobedience or terrorism (other than cyber terrorism);*

•	earthquakes, floods, hurricanes, tornados or other natural disasters;*

•	any action taken by one party or its subsidiaries at the other party’s written request; or

•

any change or prospective change in Conagra’s or Pinnacle’s credit ratings (provided that the exception in this clause shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such change or prospective change from being taken into account in determining whether there has been a Material Adverse Effect);

except, in the case of the five bullets marked with an asterisk above, to the extent that Conagra or Pinnacle, as applicable, and their respective subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries or geographies in which Conagra or Pinnacle, as applicable, and their respective subsidiaries operate.

The representations and warranties of Pinnacle, Conagra and Merger Sub will expire upon the effective time of the merger.

Conduct of Business Pending the Merger

Each of Conagra and Pinnacle has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the effective time of the merger.

Unless Conagra otherwise approves in writing (such approval not to be unreasonably withheld, conditioned or delayed) and except as contemplated by the merger agreement, as required by applicable laws, orders or governmental entities, or as previously disclosed in writing to Conagra, Pinnacle has agreed that during the period from the date of the merger agreement until the effective time of the merger, Pinnacle and its subsidiaries will conduct their businesses in the ordinary and usual course, consistent with past practice, and use commercially reasonable efforts to:

•

preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, insurers, employees unions and business associates;

•	maintain in effect all licenses and contracts that do not expire by their terms prior to the effective time of the merger;

•	keep available the services of their present officers, employees and agents;

•	maintain their material tangible assets in good working order; and

•

in the ordinary course of business consistent with past practice, timely file all tax returns and pay all taxes shown as due on such tax returns or that are otherwise required to be paid by or on behalf of Pinnacle or any of its subsidiaries.

In addition, Pinnacle has agreed that, subject to the exceptions listed above, it will not, and will cause its subsidiaries not to, do the following:

•

adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments, or terms of any security of Pinnacle or any subsidiary, other than in immaterial respects in relation to any subsidiary of Pinnacle;

•	merge or consolidate itself or any of its subsidiaries with any other person or restructure, reorganize or completely or partially liquidate;

•

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets (A) constituting a business or (B) otherwise outside of the ordinary course of business, in each case with a value or purchase price in excess of $3,000,000 individually or $10,000,000 in the aggregate in any transaction or series of related transactions, other than, with respect to clause (B), acquisitions pursuant to contracts in effect as of the date of the merger agreement that have disclosed to Conagra prior to the date of the merger agreement;

•

issue, sell, pledge, dispose of, grant, transfer or encumber (or authorize any of the foregoing) any shares of their capital stock or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•

make any loans, advances or capital contributions to or investments in any person (other than loans or advances between or among Pinnacle and any of its direct or indirect wholly owned subsidiaries) in excess of $5,000,000 in the aggregate;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned subsidiary of Pinnacle to Pinnacle or to any other direct or indirect wholly owned subsidiary of Pinnacle that are made in compliance with the Fourth Amended and Restated Credit Agreement, dated as of March 15, 2018, by and among Pinnacle Foods Finance LLC, Peak Finance Holdings LLC, the guarantors party thereto, Barclays Bank PLC, Bank of America, N.A., as administrative agent, collateral agent and swingline lender and the other lenders party thereto, as amended by the First Amendment thereto dated as of May 30, 2018 (the “Pinnacle credit agreement”), the Indenture, dated as of January 15, 2016, by and among Pinnacle Foods Finance LLC, Pinnacle Foods Finance Corp., the guarantors listed therein and Wilmington Trust, National Association, as supplemented by the First Supplemental Indenture, dated as of January 15, 2016, by and among Pinnacle Foods Finance LLC, Pinnacle Foods Finance Corp., the guarantors listed therein and Wilmington Trust, National Association, as trustee (the “Pinnacle indenture”) and the other contractual obligations of Pinnacle and its subsidiaries; provided that, in each case solely to the extent in compliance with the above-mentioned Pinnacle credit agreement, the Pinnacle indenture and the other contractual obligations of Pinnacle and its subsidiaries, Pinnacle may continue to declare and pay regular quarterly cash dividends to its stockholders in an amount not in excess of the amount disclosed to Conagra prior to the date of the merger agreement, in accordance with Pinnacle’s past practice and Pinnacle may give effect to dividend equivalent rights with respect to outstanding grants under its stock plans, in the ordinary course of business consistent with past practice;

•	enter into any agreement with respect to the voting of its capital stock;

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reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•

incur any indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of Pinnacle or its subsidiaries, except for (A) indebtedness incurred in the ordinary course of business consistent with past practices pursuant to the revolving, swingline or letter of credit facilities of Pinnacle credit agreements in an aggregate amount not to exceed $50,000,000 (provided that $40,000,000 of such amount shall be limited to seasonal purchases for agricultural purposes) outstanding at any time (in addition to amounts outstanding thereunder as of April 1, 2018), provided that no indebtedness incurred by Pinnacle or any of its subsidiaries shall have any voting rights associated therewith, (B) intercompany indebtedness among Pinnacle and its wholly owned subsidiaries, (C) guarantees by Pinnacle or any wholly owned subsidiary of Pinnacle of indebtedness of Pinnacle or any other wholly owned subsidiary of Pinnacle, (D) indebtedness in respect of letters of credit, performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (E) indebtedness in respect of certain interest rate, currency or commodity derivatives or hedging transactions;

•

redeem, repay, defease or cancel any indebtedness other than as required in accordance with its terms, borrowings under Pinnacle’s revolving credit agreement, as directed by Conagra in accordance with the merger agreement or repayments of borrowings under Pinnacle’s credit agreement in the ordinary course of business;

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(A) make or authorize any payment of, accrual or commitment for, capital expenditures in excess of $7,500,000 in the aggregate more than the amount listed on the budget (or with respect to the 2019 fiscal year, the forecast) previously made available to Conagra or (B) implement or effect any process, strategy or program intended to, or that could reasonably be expected to, reduce selling, general and administrative costs or expenses in excess of $1,000,000;

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(A) other than in the ordinary course of business, amend, modify, terminate or waive any material right under any material contract, (B) other than in the ordinary course of business consistent with past practice, enter into any contract that would have been a material contract had it been entered into prior to the merger agreement, or (C) enter into contracts that would have been a material contract pursuant to certain clauses of the definition of material contract in the merger agreement had it been entered into prior to the merger agreement;

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(A) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP that become effective after the date of the merger agreement, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect Pinnacle;

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settle, propose to settle or compromise any action before a governmental entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages by Pinnacle or its subsidiaries that exceed $3,000,000 in the aggregate, (B) that imposes any material equitable or non-monetary relief, penalty or restriction on Pinnacle or any of its subsidiaries (or, after the effective time of the merger, on Conagra or any of Conagra’s subsidiaries), (C) that would reasonably be expected to affect the rights or defenses available to Pinnacle or any of its subsidiaries in any related or similar claims that, individually or in the aggregate, are material to Pinnacle and its subsidiaries, taken as a whole, or (D) that involves the admission of wrongdoing by Pinnacle or any subsidiary of Pinnacle or would result in an actual or potential violation of any criminal law;

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(A) make, change or rescind any tax election that, individually or in the aggregate, would reasonably be expected to materially and adversely affect the tax liability of Pinnacle or any of its subsidiaries,

(B) adopt or change any material tax accounting method, (C) adopt or change any tax accounting period that, individually or in the aggregate, would reasonably be expected to materially and adversely affect the tax liability of Pinnacle or any of its subsidiaries, (D) amend any material tax Return, (E) settle, compromise, concede or abandon any tax liability, claim or assessment or enter into any closing agreement with respect to taxes, in each case that exceeds $1,000,000 individually or $5,000,000 in the aggregate (together with (x) all other settlements, compromises, concessions, or abandonments with respect to any tax liability, claim or assessment or (y) closing agreements entered into, made or taken with respect to taxes, in each case of clauses (x) and (y), on or after the date of the merger agreement), (F) surrender any right to claim a refund of material taxes, (G) waive or extend any statute of limitations with respect to a material amount of taxes, or (H) seek or obtain any ruling from a governmental entity with respect to taxes;

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transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of, or grant or permit any lien on, any of their material properties, except licenses, operations, assets, product lines or businesses or those of any of its subsidiaries, including any equity interests of any of its subsidiaries (other than with respect to equity interests of any of its subsidiaries) (A) in connection with goods or services provided in the ordinary course of business consistent with past practice, (B) for sales of obsolete assets, (C) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $10,000,000 in the aggregate, or (D) pursuant to contracts in effect prior to the date of the merger agreement that have been provided to Conagra prior to the date of the merger agreement;

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except as required by any Pinnacle labor agreements in effect as of the date of the merger agreement or the terms of any Pinnacle benefit plan existing as of the date of the merger agreement, (A) increase or accelerate the payment of any benefits of any current or former directors, officers, employees, or independent contractors or consultants (who are natural persons) of Pinnacle or its subsidiaries other than increases to employees who have a title below that of vice president in the ordinary course of business consistent with past practice, (B) pay or award, or commit to pay or award, any compensation, bonuses, incentive compensation or other benefits (or accelerate the payments, rights or benefits) payable to any director, officer, consultant or independent contractor (who is a natural person) or employee other than salary, wage rate or annual bonus increases to employees who have a title below that of vice president in the ordinary course of business consistent with past practice, (C) accelerate the time of funding or payment of, or increase the amount required to fund, any Pinnacle benefit plan, or fund any rabbi trust or similar arrangement associated with or intended to satisfy liabilities under any Pinnacle benefit plan, (D) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of its or its subsidiaries’ directors, officers, employees, consultants or independent contractors, (E) grant any new awards under any Pinnacle benefit plan, (F) enter into, establish, adopt, amend or terminate any Pinnacle benefit plan or any other agreement or arrangement which would be a Pinnacle benefit plan if it were in effect on the date of the merger agreement, (G) adopt, enter into, modify or amend or terminate any Pinnacle labor agreement, (H) hire any employee of Pinnacle or any of its subsidiaries other than the hiring of employees to replace employees or to fill open positions, in either case, with base pay not in excess of $250,000, (I) terminate the employment of any executive officer other than for cause or due to disability (in either case, as determined by Pinnacle in the ordinary course of business), or (J) engage in any action, or fail to take any action, that could cause a partial or complete withdrawal, or could give rise to any liability with respect to a partial or complete withdrawal, pursuant to any multiemployer plan under ERISA;

•	effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act or any similar state or local law;

•	take or omit to take any action if such action or omission would reasonably be expected to result in any of the closing conditions set forth in the merger agreement not being satisfied; or

•	agree, authorize or commit to do any of the foregoing.

Conagra has agreed that, unless Pinnacle consents in writing (which consent may not be unreasonably withheld, conditioned or delayed) and except as contemplated by the merger agreement, as required by applicable laws, orders or governmental entities, or as previously disclosed in writing to Conagra, it will not, and will cause its subsidiaries not to, do the following:

•	adopt or propose any change in its certificate of incorporation or bylaws, or the terms of any security of Conagra;

•	reclassify, split, combine, subdivide or redeem, directly or indirectly, any of its capital stock;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or repurchase any shares of Conagra common stock at a premium; provided that, in each case solely to the extent in compliance with the credit agreements, indentures and other contractual obligations of Conagra and its subsidiaries, Conagra may continue to declare and pay regular quarterly cash dividends to its stockholders not in excess of the amounts disclosed to Pinnacle prior to the date of the merger agreement, in each case in accordance with Conagra’s past practice and Conagra may give effect to dividend equivalent rights with respect to outstanding grants under Conagra’s equity award plans;

•	restructure, reorganize or completely or partially liquidate (except for any such transactions among its wholly owned subsidiaries);

•

acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (A) impose any delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental entity necessary to consummate the merger or the expiration or termination of any applicable waiting or approval period, (B) increase the risk in any material respect of any governmental entity entering an order prohibiting the closing of the merger, or (C) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

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issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of Conagra capital stock or any of its subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any shares of Conagra common stock upon the settlement of any grant made under any Conagra stock plan, (B) any securities of a subsidiary of Conagra to Conagra or any other subsidiary of Conagra, or (C) any grants under the Conagra stock plan;

•	take or omit to take any action if such action or omission would reasonably be expected to result in any of the closing conditions set forth in the merger agreement not being satisfied; or

•	agree, authorize or commit to do any of the foregoing.

No Solicitation; Board Recommendation

In the merger agreement, Pinnacle agreed not to, and to cause its subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any acquisition proposal;

•

enter into, engage in, maintain, continue or otherwise participate in any discussions or negotiations with, or furnish or otherwise make available any non-public information or data to, any third party regarding an acquisition proposal; or

•

enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, memorandum of understanding or other contract (other than a customary confidentiality agreement (provided that such confidentiality agreement contains confidentiality provisions that are no less favorable in the aggregate to Pinnacle than those contained in the confidentiality agreement between Pinnacle and Conagra that are applicable to Pinnacle (except that such confidentiality agreement need not contain a standstill or similar obligations to the extent that Conagra, concurrently with the entry by Pinnacle or any of its subsidiaries into such confidentiality agreement, is released from any standstill and other similar obligations in the confidentiality agreement between Pinnacle and Conagra)) (an “acceptable confidentiality agreement”)) relating to, or that would reasonably be expected to lead to, an acquisition proposal.

Pinnacle agreed to, and to cause its subsidiaries and its and their respective representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and/or its representatives, with respect to any acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to, any acquisition proposal, and promptly seek to have each third party to whom confidential information has been furnished or otherwise made available by or on behalf of Pinnacle or any of its subsidiaries within the 12-month period preceding the date of the merger agreement in connection with, or for the purpose of evaluating, an acquisition proposal promptly return or destroy all such confidential information so furnished or otherwise made available.

The merger agreement provides that, notwithstanding the restrictions described above, Pinnacle, or any of its representatives, may in any event (i) seek to clarify the terms and conditions of any unsolicited inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide acquisition proposal and (ii) inform a third party that makes an acquisition proposal of the restrictions described in this section.

In addition, notwithstanding the restrictions described above, if, at any time prior to the adoption of the merger agreement by the holders of shares of Pinnacle common stock, (i) Pinnacle receives a bona fide acquisition proposal that did not result from a breach by Pinnacle or its subsidiaries or representatives of the non-solicitation provisions of the merger agreement and (ii) the Pinnacle board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such acquisition proposal constitutes or would reasonably be expected to result in a superior proposal, then, before (but not after) the adoption of the merger agreement by the holders of shares of Pinnacle common stock, Pinnacle, directly or indirectly through its representatives, may:

•	engage in negotiations or discussions with such third party making the acquisition proposal and its representatives regarding an acquisition proposal; and

•

furnish to such third party or its representatives information, including non-public information, relating to, and afford access to the business, properties, assets, books and records of, Pinnacle and any of its subsidiaries, pursuant to an acceptable confidentiality agreement; provided that Pinnacle must promptly provide to Conagra any such information that is provided to any such third party that was not previously provided to or made available to Conagra; and provided, further, that Pinnacle and its subsidiaries must, and must cause their respective representatives to, promptly (and in any event within 24 hours) following the time (if any) that the Pinnacle board determines in good faith that such acquisition proposal does not constitute and would not reasonably be expected to result in a superior proposal, terminate such negotiations, discussion and information access and seek to have such third party promptly return or destroy all confidential information made available to such third party.

Except in the circumstances described in the following paragraph, the Pinnacle board or any committee thereof, may not, directly or indirectly: (i) fail to include its recommendation that the holders of shares of

Pinnacle common stock adopt the merger agreement in the proxy statement/prospectus with respect to the merger, (ii) withhold or withdraw (or qualify or modify in a manner adverse to the Conagra and Merger Sub) such recommendation or its approval of the merger agreement or the merger or publicly propose to do so, (iii) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or as expressly permitted by the merger agreement, or fail to recommend against acceptance of such a tender or exchange offer by the close of business on the earlier of (A) the 10th business day after the commencement of such tender offer or exchange offer pursuant to Rule 14e-2 under the Exchange Act and (B) the second business day prior to the special meeting at which the merger agreement is to be voted upon or (iv) adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal or resolve or agree or publicly propose to take any such actions (each such action being referred to herein as an “adverse recommendation change”).

Prior to the time the holders of Pinnacle common stock vote to adopt the merger agreement, the Pinnacle board may, after complying with the procedure described in the following paragraph:

(i)    effect an adverse recommendation change if (and only if) (A) an intervening event occurs and (B) the Pinnacle board determines in good faith, after consultation with Pinnacle’s outside legal counsel, that the failure to make an adverse recommendation change in response to such intervening event would be inconsistent with the exercise of its fiduciary duties to the stockholders of Pinnacle under applicable law, or

(ii)    (A) effect an adverse recommendation change or (B) cause Pinnacle to enter into an alternative acquisition agreement with respect to an acquisition proposal and terminate the merger agreement (as described below under “—Termination of the Merger Agreement”), in each case if (and only if) (x) Pinnacle receives a bona fide acquisition proposal that did not result from a breach by Pinnacle of the non-solicitation restrictions described herein that is not withdrawn and (y) the Pinnacle board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such acquisition proposal constitutes a superior proposal; provided that any purported termination of the merger agreement is subject to the prior or concurrent payment by Pinnacle of the termination fee (as described below under “—Termination Fee; Liability for Breach”).

The Pinnacle board may not take any action described in the preceding paragraph unless it has first (i) caused Pinnacle to provide Conagra at least five business days’ prior written notice of its intent to make an adverse recommendation change or cause Pinnacle to enter into an alternative acquisition agreement, which written notice must (x) in the case of an action contemplated by clause (i) of the preceding paragraph, specify in reasonable detail the circumstances related to the intervening event and the Pinnacle board’s determination with respect thereto, or (y) in the case of an action contemplated by clause (ii) of the preceding paragraph, (A) state that Pinnacle has received an unsolicited superior proposal, (B) specify the material terms and conditions of such superior proposal, (C) identify the person making such superior proposal, and (D) enclose the most recent draft of any agreements intended to be entered into in connection with such superior proposal; (ii) caused Pinnacle and its representatives to negotiate, to the extent Conagra so wishes to negotiate, in good faith during such five business day period following delivery of such notice with Conagra concerning any revisions to the terms of the merger agreement that Conagra wishes to propose in response to the intervening event or superior proposal, as applicable; (iii) following the end of such notice, determined in good faith after consultation with its outside legal counsel and financial advisor, that (x) in the case of an action contemplated by clause (i) of the preceding paragraph, the failure to effect an adverse recommendation change in response to such intervening event continues to be inconsistent with the exercise of its fiduciary duties to the stockholders of Pinnacle under applicable law after taking into account any changes to which Conagra has committed in writing to make to the merger agreement, or (y) in the case of an action contemplated by clause (ii) of the preceding paragraph, such acquisition proposal continues to constitute a superior proposal after taking into account any changes to which Conagra has committed in writing to make to the merger agreement, and (iv) in the event of any revisions to the financial or other material terms of any applicable superior proposal, Pinnacle delivers to Conagra a new notice describing such revisions (including copies of the most recent draft of any agreements implementing such revisions) and gives Conagra an additional opportunity to negotiate changes to the terms of the merger agreement (except that the notice period need only be three business days).

Pinnacle has also agreed to notify Conagra promptly (but in no event later than 24 hours) after receipt by Pinnacle (or any of its representatives) of any acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal, or any request for information relating to Pinnacle or any of its subsidiaries or for access to the business, properties, assets, books or records of Pinnacle or any of its subsidiaries, in each case by any person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of the merger agreement, an acquisition proposal, which notice will include the material terms and conditions of any such acquisition proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such acquisition proposal and indicating the name of the person making such acquisition proposal, inquiry, proposal, offer or request. Thereafter, Pinnacle will keep Conagra reasonably informed, on a timely basis, of the status and material terms of any such acquisition proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such person or its representatives and provide copies of all material written communications and draft documentation received relating to such acquisition proposal.

An “acquisition proposal” as used herein means (a) any inquiry, proposal or offer from any third party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Pinnacle and/or any of its subsidiaries with respect to assets that constitute 15% or more of the assets, revenues or net income of Pinnacle and its subsidiaries, taken as a whole, or (b) any acquisition by a third party resulting in, or inquiry, proposal or offer (including any tender offer or exchange offer) from a third party that if consummated would result in, a third party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (i) 15% or more of the total voting power of, or of any class of, equity securities of Pinnacle or any of the subsidiaries of Pinnacle, or (ii) 15% or more of the consolidated total assets (including equity securities of the subsidiaries of Pinnacle), revenues or net income of Pinnacle, in each case other than the transactions contemplated by the merger agreement.

An “intervening event” means any material change, development or occurrence with respect to Pinnacle or Conagra, as applicable that (a) first becomes known to the Pinnacle board after the date of the merger agreement and was not reasonably foreseeable by the Pinnacle board as of the date of the merger agreement, or (b) if known (or reasonably foreseeable) as of the date of the merger agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Pinnacle board as of the date of the merger agreement; provided, however, that in no event will any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, an intervening event: (i) the receipt, existence or terms of any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal, or the consequences of any of the foregoing, (ii) any changes in general U.S. or global economic conditions, (iii) any changes in the general conditions of the industries in which Pinnacle and its subsidiaries or Conagra and its subsidiaries operate, (iv) the outbreak or escalation of hostilities, any acts of war (whether or not declared), military activity, civil disobedience or terrorism, (v) earthquakes, floods, hurricanes, tornados or other natural disasters, (vi) any change in applicable law or GAAP (or authoritative interpretations thereof) after the date of the merger agreement, (vii) any change in the market price or trading volume of shares of Pinnacle common stock or shares of Conagra common stock, in and of itself, (viii) Pinnacle or Conagra, or any of their respective subsidiaries, meeting or exceeding any applicable internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period, (ix) any failure, in and of itself, by Pinnacle or Conagra to meet any applicable internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, and (x) any change or prospective change in Pinnacle’s or Conagra’s credit ratings (provided that the exceptions in clauses (vii), (viii), (ix) and (x) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to the applicable event from being taken into account in determining whether there has been an intervening event).

A “superior proposal” as used herein means a bona fide written acquisition proposal (but substituting “50%” for all references to “15%” in the definition of such term) that did not result from a violation of the non-solicitation provisions of the merger agreement and that the Pinnacle board has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal, the certainty of financing or available proceeds for such a proposed transaction, and the person making the proposal), would be more favorable to Pinnacle stockholders from a financial point of view than the transactions contemplated by the merger agreement (after taking into account (a) any revisions to the terms of the merger agreement that Conagra has committed in writing to make pursuant to its matching rights and (b) the certainty of completion and the time likely to be required to consummate such acquisition proposal).

Nothing described above limits Pinnacle’s or the Pinnacle board’s ability to (i) take and disclose to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or to make any legally required disclosure to stockholders with regard to the transactions contemplated by the merger agreement (provided that neither Pinnacle nor the Pinnacle board may effect an adverse recommendation change except under the circumstances described above); (ii) issue a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or (iii) disclose that the Pinnacle board or any committee thereof has determined that an acquisition proposal constitutes a superior proposal, that the Pinnacle board or any committee thereof intends to make an adverse recommendation change or that Pinnacle intends to terminate the merger agreement to enter into an alternative acquisition agreement and in each case any material facts and circumstances relating thereto.

Efforts to Obtain Pinnacle Stockholder Approval

Pinnacle has agreed to (a) as soon as reasonably practicable following the date on which the registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the prospectus/proxy statement, Pinnacle may duly call and give notice of, and commence mailing of the prospectus/proxy statement to the holders of shares of Pinnacle common stock as of the record date established for the special meeting to consider and vote upon the adoption of this Agreement, (b) as soon as reasonably practicable (but in any event within 35 calendar days) following the commencement of the mailing of the prospectus/proxy statement pursuant to clause (a) above, convene and hold the special meeting, and (c) unless there has been an adverse recommendation change permitted by and in accordance with the merger agreement, use its reasonable best efforts to solicit proxies from its stockholders in favor of the adoption of the merger agreement and take all other actions necessary or advisable to secure Pinnacle stockholder approval.

Notwithstanding this section, Pinnacle may adjourn or postpone the special meeting to a later date to the extent Pinnacle believes in good faith, after consultation with Conagra, that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the prospectus/proxy statement is provided to the holders of shares of Pinnacle common stock within a reasonable amount of time in advance of the special meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain stockholder approval, (iii) to ensure that there are sufficient shares of Pinnacle common stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the special meeting, or (iv) otherwise where required to comply with applicable law. Subject to the merger agreement, the Pinnacle board shall recommend the adoption of the merger agreement at the special meeting and, unless there has been an adverse recommendation change permitted by and in accordance with the merger agreement, shall include the company recommendation in the prospectus/proxy statement and take all lawful action necessary, proper or advisable on its part to solicit such adoption.

Efforts to Complete the Merger

Conagra and Pinnacle have agreed to cooperate and to use their respective reasonable best efforts to:

•

take or cause to be taken all actions, and do or cause to be done, and assist and cooperate with the other party in doing, all things reasonably necessary, proper or advisable to consummate and make effective the merger and other transactions contemplated by the merger agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings;

•

obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the merger or any of the other transactions contemplated by the merger agreement, including filing a Notice and Report Form with the FTC and the Antitrust Division of the DOJ pursuant to the HSR Act as promptly as the parties may mutually agree, acting in good faith;

•	execute and deliver any additional instruments necessary to consummate the transactions contemplated by the merger agreement; and

•

defend or contest in good faith any action brought by a third party or governmental entity that could otherwise prevent, impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by the merger agreement.

In addition, Conagra and Pinnacle have agreed to:

•	each request early termination of the waiting period with respect to the merger under the HSR Act;

•

make the appropriate filings under Part IX of the Competition Act (Canada) with respect to the transactions contemplated by the merger agreements at such time as the parties may mutually agree, acting in good faith;

•	supply as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act or other applicable law; and

•

in the case of Conagra, take and cause Conagra’s affiliates, to take all actions necessary to satisfy as promptly as practicable all reasonable conditions, undertakings and requirements as may be necessary or appropriate to obtain expeditiously all required consents, authorizations, orders and approvals from governmental entities.

To the extent necessary to accomplish the foregoing and subject to certain limitations, Conagra and Pinnacle have agreed to use their respective reasonable best efforts to jointly propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by Conagra and Pinnacle or any of their respective subsidiaries of, any portion of the business, properties or assets of Conagra, Pinnacle or any of their respective subsidiaries; provided, however, that neither Conagra nor Pinnacle will be required to propose, commit to or effect any action that is not conditioned upon the closing of the merger; provided further, that Conagra shall not be required to propose, commit to or effect any sale, divestiture, “hold separate” arrangement or similar disposition of, or behavioral remedy in respect of, any assets or business of either Conagra or Pinnacle (or group of such assets or businesses) that, in the aggregate, generated net sales in excess of $300,000,000 during the most recent fiscal year of Conagra or Pinnacle, as applicable, immediately preceding the date of the merger agreement. Pinnacle, Conagra and Merger Sub and any of their respective affiliates shall not take any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any applicable waiting period under the HSR Act or under any other antitrust laws, or the obtaining of approval of the DOJ, FTC or any other applicable governmental entity of any jurisdiction of the other required antitrust approvals, as necessary.

Conagra will have the principal responsibility for devising and implementing the strategy for obtaining any and all necessary antitrust consents or approvals and will have the right to direct all matters with any governmental entity consistent with its obligations hereunder; provided that Conagra will consult and cooperate with Pinnacle with respect to such strategy and will consider Pinnacle’s views in good faith. Each party will permit the other parties to review in advance, and to the extent practicable each of Conagra and Pinnacle will consult with the other on and consider in good faith the views of the other in connection with, any proposed substantive communication to any governmental entity in connection with the merger agreement or the transactions contemplated thereby. In exercising the foregoing rights, each of the parties shall act reasonably and as promptly as practicable. In addition, neither Conagra nor Pinnacle will, and will cause their respective subsidiaries not to, commit to or agree with any governmental entity to stay, toll or extend any applicable waiting period under the HSR Act or any other antitrust laws or enter into a timing agreement with any governmental entity, without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed and Conagra will be permitted to pull and refile any filing made under the HSR Act or any other antitrust laws prior to the end date with the prior written consent of Pinnacle, which consent shall not be unreasonably withheld, conditioned or delayed.

Fees Payable by Pinnacle and Conagra

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such expense, except (a) that expenses incurred in connection with (i) the filing fee for the registration statement of which this proxy statement/prospectus forms a part and printing and mailing this proxy statement/prospectus and the registration statement and (ii) all statutory filing fees under the HSR Act shall be shared equally by Conagra and Pinnacle and (b) as otherwise expressly set forth in the merger agreement. For a description of certain fees and expenses incurred by the parties in connection with this proxy statement/prospectus, see the section titled “Special Meeting of Pinnacle Stockholders—Solicitation of Proxies”.

Indemnification and Directors’ and Officers’ Insurance

Under the merger agreement, from and after the effective time of the merger, Conagra will indemnify and hold harmless each present and former director and officer of Pinnacle or any of its subsidiaries and each other person who, at the request or for the benefit of Pinnacle or any of its subsidiaries, is or was previously serving as a director or officer or fiduciary of any other person or any benefit plan of Pinnacle or any benefit plan of any of the subsidiaries of Pinnacle (in each case, when acting in such capacity), determined as of the effective time of the merger (the “indemnified parties”), from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent that Pinnacle or the applicable subsidiary of Pinnacle would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on the date of the merger agreement to indemnify such person.

In addition, from and after the effective time of the merger, Conagra will advance fees, costs and expenses (including attorney’s fees and disbursements) as incurred to the fullest extent permitted under applicable law; provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such person is not entitled to indemnification pursuant to the merger agreement or applicable law.

Any indemnified party wishing to claim indemnification under the preceding paragraph, upon learning of any such claim, action, suit, proceeding or investigation, must promptly notify Conagra thereof, but the failure to so notify will not relieve Conagra or the surviving corporation of any liability it may have to such indemnified party except to the extent such failure materially prejudices the indemnifying party.

Conagra agreed to, for six years after the effective time of the merger, cause to be maintained in effect provisions in the surviving corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the surviving corporation) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the merger agreement. Conagra will also cause the surviving corporation and its subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any indemnified party in effect as of (and disclosed to Conagra prior to) the date of the merger agreement, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any indemnified party thereunder.

The parties agreed that, prior to the effective time of the merger, Pinnacle will, and if Pinnacle is unable to, Conagra will cause the surviving corporation as of the effective time of the merger to, obtain and fully pay for “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of Pinnacle’s existing directors’ and officers’ insurance policies with a claims period of at least six years from and after the effective time of the merger with respect to any claim related to any period of time at or prior to the effective time of the merger from an insurance carrier with the same or better credit rating as Pinnacle’s current insurance carrier with respect to directors’ and officers’ liability insurance (collectively, “D&O insurance”) with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than Pinnacle’s existing policies with respect to matters existing or occurring at or prior to the effective time of the merger (including in connection with the merger agreement or the transactions contemplated thereby); provided, however, that in no event will Pinnacle expend for such policies a premium amount in excess of the amount disclosed by Pinnacle to Conagra in connection with the merger agreement. If Pinnacle and the surviving corporation for any reason fail to obtain such “tail” insurance policies as of the effective time of the merger, the surviving corporation will, and Conagra will cause the surviving corporation to, continue to maintain in effect for a period of at least six years from and after the effective time of the merger the D&O insurance in place as of the date of the merger agreement with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than that provided in Pinnacle’s existing policies as of the date of the merger agreement, or the surviving corporation will, and Conagra will cause the surviving corporation to, use its reasonable best efforts to purchase comparable D&O insurance for such six-year period with benefits and levels of coverage at least as favorable to the indemnified parties as provided in Pinnacle’s existing policies as of the date of the merger agreement), provided, however, that in no event will Conagra or the surviving corporation be required to expend for such policies an annual premium amount in excess of the amount disclosed by Pinnacle to Conagra in connection with the merger agreement; and, provided further that if the annual premium of such insurance coverage exceed such amount, the surviving corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Financing

Prior to the effective time of the merger, Pinnacle has agreed to use, and cause its subsidiaries to use, its and their reasonable best efforts to cause its and their respective representatives to provide Conagra all cooperation reasonably requested by Conagra, as more fully set forth in the merger agreement, in connection with arranging, obtaining, effectuating and syndicating any financing or refinancing transactions undertaken by Conagra or its subsidiaries in connection with the transactions contemplated by the merger agreement.

Certain Additional Covenants

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Conagra and Pinnacle in the preparation of this proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger;

•	the use of reasonable best efforts by Conagra to cause the shares of Conagra common stock to be issued in the merger to be approved for listing on NYSE;

•

cooperation between Conagra and Pinnacle and the use of reasonable best efforts by Pinnacle to enable the delisting by the surviving corporation of the shares of Pinnacle common stock from NYSE and the deregistration of the shares of Pinnacle common stock under the Exchange Act as promptly as practicable after the effective time;

•	cooperation between Conagra and Pinnacle in connection with public announcements;

•

the use of reasonable best efforts by Pinnacle to cooperate with, and provide reasonable assistance to, Conagra in connection with making any Conagra financing arrangements in connection with the merger; and

•	cooperation between Conagra and Pinnacle in the defense or settlement of any stockholder litigation relating to the merger.

Conditions to the Closing of the Merger

The respective obligations of Conagra and Pinnacle to complete the merger are subject to the satisfaction or waiver at or prior to the effective time of the merger of the following conditions:

•	the receipt of the Pinnacle stockholder approval;

•	the authorization of the shares of Conagra common stock to be issued as merger consideration for listing on NYSE, subject to official notice of issuance;

•

the expiration or termination of any waiting period applicable to the merger under the HSR Act and the receipt of Canadian antitrust approval, which waiting period has expired and which approval has been received;

•

the absence of any applicable law, whether temporary, preliminary or permanent, by any court or other governmental entity in the United States or other jurisdiction previously disclosed by Pinnacle to Conagra in connection with the merger agreement that is in effect and restrains, enjoins or otherwise prohibits the closing of the merger or the other transactions contemplated by the merger agreement; and

•

the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued (and not rescinded), and no proceeding for that purpose shall be pending before the SEC.

In addition, each of Pinnacle’s and Conagra’s obligations to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party being true and correct to the extent specified in the merger agreement;

•

the other party having performed or complied with, in all material respects, all of its obligations under the merger agreement required to be performed or complied with by it at or prior to the closing of the merger and each party shall have received at the closing a certificate on behalf of the other party by an executive officer to the effect that the conditions in this section have been satisfied; and

•

the absence, since the date of the merger agreement, of any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the other party and each party shall have received at the closing a certificate on behalf of the other party by an executive officer to the effect that the conditions in this section have been satisfied.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after receipt of the Pinnacle stockholder approval, under the following circumstances:

•	by mutual written consent of Conagra and Pinnacle by action of their respective boards of directors;

•	by either Conagra or Pinnacle:

•

if the merger is not consummated by April 1, 2019 (the “end date”), except that, if on the end date, the conditions to closing related to antitrust clearance or other regulatory approval have not been satisfied, but all other conditions to closing have been satisfied or waived, then such date will be automatically extended to June 26, 2019;

•	if the Pinnacle stockholder approval is not obtained at the special meeting or at any adjournment or postponement thereof; or

•	if any order permanently restraining, enjoining or otherwise prohibiting the closing of the merger shall become final and non-appealable;

provided that the right to terminate the merger agreement hereunder will not be available to any party that has breached in any material respect its obligations under the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to, or the occurrence of, the closing of the merger;

•

by Pinnacle, whether before or after the Pinnacle stockholder approval, if there has been a breach any representation, warranty, covenant or agreement made by Conagra or Merger Sub in the merger agreement, such that (i) a condition set forth in the portions of the merger agreement detailing the conditions to obligations of Conagra relating to representations and warranties and the performance of obligations of Conagra and Merger Sub would not be satisfied and (ii) such breach is not curable or, if curable by the end date, Conagra (A) has not commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Conagra of written notice of such breach or failure to perform from Pinnacle stating Pinnacle’s intention to terminate the merger agreement pursuant to the merger agreement and the basis for such termination or (B) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform;

•

by Pinnacle, prior to receipt of the Pinnacle stockholder approval, in connection with entering into an alternative acquisition agreement in accordance with the non-solicitation provisions of the merger agreement;

•	by Conagra, if the Pinnacle board makes an adverse recommendation change; or

•

by Conagra, if there has been a breach any representation, warranty, covenant or agreement made by Pinnacle in the merger agreement, such that (i) a condition set forth in the portions of the agreement detailing the conditions to obligations of Pinnacle relating to representations and warranties and the performance of obligations of Pinnacle would not be satisfied and (ii) such breach is not curable or, if curable by the end date, Pinnacle (A) has not commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Pinnacle of written notice of such breach or failure to perform from Conagra stating Conagra’s intention to terminate the merger agreement pursuant to the merger agreement and the basis for such termination or (B) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform.

Termination Fee; Liability for Breach

Pinnacle will pay to Conagra a termination fee of $263,785,600 if:

•	Pinnacle terminates the merger agreement prior to the adoption of the merger agreement by the holders of shares of Pinnacle common stock in order to enter into an alternative acquisition agreement;

•	Conagra terminates the merger agreement because the Pinnacle board makes an adverse recommendation change; or

•

(A) (x) Conagra or Pinnacle terminates because the holders of shares of Pinnacle common stock fail to approve the merger agreement at the special meeting or the end date has arrived or (y) Conagra terminates because Pinnacle breaches any of its representations, warranties, covenants or agreements in the merger agreement and such breach is not curable or, if curable by the end date, Pinnacle has not commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt of written notice of such breach or failure to perform stating Conagra’s intention to terminate the merger agreement and the basis for such termination or is not thereafter continuing to take good faith efforts to cure such breach or failure to perform, (B) an acquisition proposal has been publicly announced after the date of the merger agreement but prior to the date the merger agreement is terminated, and (C) within 12 months following the date of such termination, (1) the Pinnacle board recommends that stockholders vote in favor of, or tender into, an acquisition proposal, (2) Pinnacle enters into an alternative acquisition agreement providing for the consummation of an acquisition proposal, or (3) an acquisition proposal is consummated (provided that for purposes of this clause (C), the term “acquisition proposal” shall have the meaning as set forth above under “—No Solicitation; Board Recommendation” except that all references to 15% shall be deemed to be references to 50%).

The parties have agreed that in no event shall Pinnacle be required to pay the termination fee on more than one occasion, and if Conagra receives the full amount of the termination fee from Pinnacle, such payment will be the sole and exclusive remedy of Conagra against Pinnacle and its subsidiaries and their respective former, current or future partners, stockholders, managers, members, affiliates and representatives and none of Pinnacle, any of its subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, affiliates or representatives will have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated thereby.

Employee Matters

The merger agreement provides that for a period of not less than one year following the effective time of the merger, Conagra will, and will cause the surviving corporation to, provide each individual who was an employee of Pinnacle or any of its subsidiaries immediately prior to the effective time of the merger, other than an employee who is covered by a collective bargaining agreement or similar labor agreement (a “continuing employee”) with (a) a base salary or regular hourly wage and annual incentive opportunities that are no less favorable in the aggregate than such continuing employee’s base salary or regular hourly wage and annual incentive opportunities as in effect immediately prior to the effective time of the merger, (b) severance benefits that are no less favorable than those that would have been provided to such continuing employee under Pinnacle’s severance plans and (c) other employee benefits (including the value of equity-based awards but excluding defined benefit plan and retiree welfare benefits) that are substantially similar in the aggregate to those provided to such continuing employee immediately prior to the effective time of the merger. Conagra will also assume the severance plan (as described above in the section titled “The Merger Agreement Proposal—Interests of Pinnacle’s Directors and Executive Officers in the Merger—Executive Severance Benefit Plan”) and will honor all obligations thereunder in accordance with its terms.

Withholding Taxes

Conagra, Merger Sub, the surviving corporation or the exchange agent will be entitled to deduct and withhold from the consideration, or other amount, payable or otherwise deliverable to any person pursuant to the merger agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or foreign tax law. Any amount deducted or withheld pursuant to the merger agreement and paid over to the appropriate taxing authority will be treated as having been paid to the person in respect of which such deduction or withholding was made.

Amendments and Waivers

At any time prior to the effective time of the merger agreement, the merger agreement may be amended, modified or supplemented in writing by the parties, by action of the board of directors of the respective parties; provided that (a) after the Pinnacle stockholder approval has been obtained there will be no amendment or waiver that would require the further approval of the stockholders of Pinnacle or the stockholders of Conagra, respectively, under applicable law without such approval having first been obtained and (b) certain provisions of the merger agreement may not be amended, modified or supplemented in a manner adverse to the financing sources without the prior written consent of the financing sources.

The parties may waive the conditions to each of the parties’ obligations to consummate the merger which are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law; provided that certain provisions of the merger agreement may not be waived in a manner adverse to the financing sources without the prior written consent of the financing sources.

Governing Law

The merger agreement will be (and except as contemplated in the merger agreement, all actions, claims, suits or proceedings in equity, in contract, in tort, or otherwise, that may be based upon, arise out of or relate to the merger agreement, the negotiation of the merger agreement or the performance of the merger agreement or the transactions contemplated by the merger agreement) interpreted, construed and governed by and in accordance with the law of the State of Delaware without regard to the conflict of law principles thereof to the extent that such principles would have the effect of applying the laws of, or directing a matter to, another jurisdiction.

Specific Enforcement

The parties agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement in the Delaware Court of Chancery, without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity, and that the right of specific enforcement is an integral part of the transactions contemplated by the merger agreement and without that right neither Pinnacle nor Conagra would have entered into the merger agreement. The parties agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

Litigation Related to the Merger

On August 7, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the United States District Court for the District of New Jersey, captioned Alexander Rasmussen v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12501. On August 9, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the United States District Court for the District of New Jersey, captioned Robert H. Paquette v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12578. On August 9, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the United States District Court for the District of New Jersey, captioned Wesley Lindquist v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12610. The Rasmussen Action, the Paquette Action and the Lindquist Action allege that Pinnacle’s preliminary proxy statement, filed with the SEC on July 25, 2018, omits material information with respect to the merger, rendering it false and misleading and thus that Pinnacle and the directors of Pinnacle violated Section 14(a) of the Exchange Act as well as Rule 14a-9 under the Exchange Act. The Rasmussen Action, the Paquette Action and the Lindquist Action further allege that the directors of Pinnacle violated Section 20(a) of the Exchange Act. The Rasmussen Action and the Paquette Action seek, among other things, to enjoin the transactions contemplated by the merger agreement unless Pinnacle discloses the allegedly material information that was allegedly omitted from the proxy statement, an award of damages and an award of attorneys’ fees and expenses. The Lindquist Action seeks, among other things, to enjoin the transactions contemplated by the merger agreement unless Pinnacle discloses the allegedly material information that was allegedly omitted from the proxy statement, an award of rescissory damages should the merger be consummated, including pre-judgment and post-judgment interest, and an award of attorneys’ fees and expenses.

On August 15, 2018, a purported stockholder of Pinnacle filed a complaint in a putative class action in the Court of Chancery of the State of Delaware, captioned Jordan Rosenblatt v. Pinnacle Foods Inc. et al., Case No. 2018-0605. The Rosenblatt Action alleges that the directors of Pinnacle breached their fiduciary duty of disclosure by filing a preliminary proxy statement that contained materially incomplete and misleading information. The Rosenblatt Action further alleges that Pinnacle, Conagra and Merger Sub aided and abetted the directors’ alleged breach of fiduciary duty. The Rosenblatt Action seeks, among other things, to enjoin the transactions contemplated by the merger agreement, rescission of the merger or an award of rescissory damages should the merger be consummated, an award of damages and an award of attorneys’ fees and expenses.

Pinnacle believes that the Rasmussen Action, the Paquette Action, the Lindquist Action and the Rosenblatt Action are without merit and intends to vigorously defend them. Conagra and Merger Sub also believe the Rosenblatt Action is without merit and intend to vigorously defend it.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following discussion summarizes the material U.S. federal income tax consequences to holders of Pinnacle common stock of the merger. This discussion is based on the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of this proxy statement/prospectus, and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. This discussion does not address any aspects of state, local, or non-U.S. laws or federal laws, such as estate tax or gift tax laws, other than those relating to U.S. federal income taxation and is not a complete analysis or description of all of the possible tax consequences of the merger. In addition, this discussion does not address the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, the exercise or cancellation of options to purchase stock.

This discussion addresses only holders that own their shares of Pinnacle common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances, including any tax consequences arising under the Medicare tax on net investment income (under Section 1411 of the Code) or to a holder that is subject to special treatment under U.S. federal income tax law, including, for example:

•	a bank or other financial institution;

•	a tax-exempt entity;

•	an insurance company;

•	a person holding shares as part of a straddle, hedge, constructive sale, integrated transaction, or conversion transaction;

•

an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity such as a subchapter S corporation (or an investor in such an entity or arrangement);

•	a U.S. expatriate;

•	a person who is liable for the alternative minimum tax;

•	a broker-dealer or trader in securities;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a holder who owns or has owned (directly, indirectly or constructively) 5% or more of Pinnacle shares (by vote or value) or otherwise exercises control over Pinnacle’s corporate affairs;

•	a grantor trust;

•	a regulated investment company;

•	a real estate investment trust;

•	a trader in securities who has elected the mark-to-market method of accounting for its securities;

•	a controlled foreign corporation or passive foreign investment company; and

•	a person who received Pinnacle common stock through the exercise of employee stock options, through a tax qualified retirement plan, or otherwise as compensation.

No ruling has been requested from the Internal Revenue Service (the “IRS”) in connection with the merger or related transactions. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the merger or related transactions.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Pinnacle common stock that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is any beneficial owner of Pinnacle common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate, or trust that is not a U.S. Holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Pinnacle common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Pinnacle common stock, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences to you of the merger.

ALL HOLDERS OF PINNACLE COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE MERGER.

U.S. Holders

The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of Conagra common stock, and the fair market value as of the effective time of the merger of any shares of Conagra common stock received by such U.S. Holder in the merger and (2) the U.S. Holder’s adjusted tax basis in its Pinnacle common stock.

Capital gains of a non-corporate U.S. Holder will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Pinnacle common stock for more than one year as of the effective time of the merger. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of shares of Pinnacle common stock at different times or different prices, the U.S. Holder must determine its tax basis and holding period separately for each block of Pinnacle common stock.

A U.S. Holder’s aggregate tax basis in any shares of Conagra common stock received in the merger will equal the fair market value of such stock as of the effective time of the merger. A U.S. Holder’s holding period in any shares of Conagra common stock received in the merger will begin the day after the day on which the effective time of the merger occurs.

U.S. Holders who hold shares of both Pinnacle and Conagra at the time of the merger may be subject to different treatment in the merger, as described below under “—Potential Application of Section 304 of the Code”.

We recommend that U.S. Holders consult their own tax advisors as to the particular tax consequences of the merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

Non-U.S. Holders

Subject to the discussion below under the sections titled “—Potential Application of Section 304 of the Code” and “—Information Reporting and Backup Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the exchange of Pinnacle common stock for any shares of Conagra common stock and/or cash in the merger unless:

•

any gain recognized on the exchange is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, is attributable to a U.S. permanent establishment or fixed place of business of the Non-U.S. Holder); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the merger and certain other conditions are satisfied.

If the Non-U.S. Holder’s gain is described in the first bullet, then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder of Pinnacle common stock and, in the case of a foreign corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

If the Non-U.S. Holder is described in the second bullet, then such Non-U.S. Holder will generally be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder.

Non-U.S. Holders are urged to consult their own tax advisors regarding the potential applicability of these rules as well as any income tax treaty that may be applicable in their particular circumstances.

Non-U.S. Holders who hold shares of both Pinnacle and Conagra at the time of the merger may be subject to different treatment in the merger, as described below under “—Potential Application of Section 304 of the Code”.

Notwithstanding the above, all Non-U.S. Holders may be subject to withholding at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full amount of cash consideration received in the merger, as described below under “—Potential Application of Section 304 of the Code”.

We recommend that Non-U.S. Holders consult their own tax advisors as to the particular tax consequences of the merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

Potential Application of Section 304 of the Code

Section 304 of the Code will apply to the merger if Pinnacle stockholders who own 50% or more of the Pinnacle common stock, by vote or value, before the merger own, immediately after the merger, 50% or more of the Conagra common stock, by vote or value. Certain constructive attribution rules apply to determine ownership for purposes of the ownership tests described in this paragraph. If Section 304 of the Code applies to the merger, to the extent a holder of Pinnacle common stock would otherwise be treated for U.S. federal income tax purposes as selling Pinnacle common stock to Conagra for cash, such holder will instead be treated as receiving the cash consideration from Conagra in a deemed redemption of shares of Conagra common stock deemed issued to such holder. Because the application of Section 304 of the Code to the merger depends on the ownership of Pinnacle common stock and Conagra shares at the time of the merger and is determined after the application of various constructive ownership rules, we are not able to determine whether Section 304 applies to the merger. Further, it may not be possible to establish with certainty following the closing whether or not Section 304 of the Code applied to the merger because the ownership information necessary to make such determination may not be available. However, we believe it is possible Section 304 of the Code will apply to the transaction. We recommend that holders that own (including by attribution) Conagra common stock consult their own tax advisors, including with regard to any actions that may be taken to mitigate the potential application of Section 304 of the Code.

If Section 304 of the Code applies to the merger, the deemed redemption of Conagra stock in connection with the merger generally would be treated as having the effect of a distribution of a dividend in the event that the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. The determination of whether a holder’s receipt of the cash consideration is not “substantially disproportionate” generally requires a comparison of (x) the percentage of the outstanding Pinnacle common stock that the holder is deemed actually and constructively to have owned immediately before the merger and (y) the percentage of the outstanding Pinnacle common stock that is actually and constructively owned by such holder immediately after the merger (including indirectly as a result of owning stock in Conagra and taking into account any shares of Conagra common stock actually and constructively owned by such holder prior to the merger, or otherwise acquired in connection with the transaction). The deemed redemption will generally result in a “substantially disproportionate” exchange with respect to a holder if the percentage described in clause (y) above is less than 80% of the percentage described in clause (x) above. Whether the deemed redemption results in an exchange that is “not essentially equivalent to a dividend” with respect to a holder will depend on such holder’s particular circumstances. Generally, if such deemed redemption results in a “meaningful reduction” in the holder’s percentage stock ownership of Pinnacle, as determined by comparing the percentage described in clause (y) above to the percentage described in clause (x) above, such deemed redemption will be considered “not essentially equivalent to a dividend”. The IRS has indicated in a revenue ruling that a minority shareholder in a publicly traded corporation will experience a “meaningful reduction” if the minority shareholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs, and (iii) experiences any reduction in its percentage stock interest. In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. In addition, as noted above, in applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales (or purchases) of Conagra common stock made by such holder (or by persons whose shares are attributed to such holder) in connection with the merger will be taken into account. If such deemed redemption is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend”, the deemed redemption would be taxable as a dividend (in an amount equal to the cash consideration received) to the extent of the holder’s allocable share of the earnings and profits of (a) Conagra and (to the extent the cash consideration received by such holder exceeds the holder’s allocable share of Conagra’s current and accumulated earnings and profits) (b) Pinnacle. To the extent that the amount of cash consideration exceeds Conagra’s and Pinnacle’s current and accumulated earnings and profits, the distribution would first be treated as a tax-free return of capital, causing a reduction in the holder’s adjusted tax basis in its Pinnacle common stock, and to the extent the amount of the distribution exceeds such tax basis, the excess would be taxed as capital gain recognized on a sale or exchange of such holder’s Pinnacle common stock. The amount of any such gain would be taxed as described above under “—U.S. Holders” and “—Non-U.S. Holders”, as applicable.

For U.S. Holders, dividends are generally taxable as ordinary income. However, non-corporate U.S. Holders may be eligible for a reduced rate of taxation on dividends, including dividends arising by operation of Section 304. For corporate U.S. Holders, dividends (a) may be eligible for a dividends-received deduction and (b) may be subject to the “extraordinary dividend” provisions of the Code, subject in each case to certain requirements and limitations.

Subject to the discussion below under the sections titled “—Information Reporting and Backup Withholding” and “—FATCA Withholding”, for Non-U.S. Holders, the receipt of any amounts treated as a dividend generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), unless such dividend is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so requires, is attributable to a U.S. permanent establishment or fixed place of business of the Non-U.S. Holder). However, because application of Section 304 of the Code to the merger is uncertain and because the application of Section 304 depends on a holder’s particular circumstances, withholding agents may not be able to determine whether a holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold against all Non-U.S. Holders at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full amount of the cash consideration received. If a withholding agent withholds a portion of the cash consideration to be received by a Non-U.S. Holder that is exempt from such withholding, the Non-U.S. Holder may apply for a refund.

In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder claiming such reduced rates will be required to deliver a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) to the applicable withholding agent before cash consideration is paid pursuant to the merger. Non-U.S. Holders may seek a refund from the IRS of amounts withheld on distributions in excess of their allocable share of Conagra’s and Pinnacle’s current and accumulated earnings and profits, to the extent such amounts are not otherwise subject to U.S. federal income tax.

Section 304 of the Code and the regulations and guidance thereunder are complex. We recommend that a holder that actually or constructively owns, or expects to own at the time of the merger, both Pinnacle common stock and Conagra common stock consult its own tax advisors with respect to the application of Section 304 in its particular circumstances (including as to its tax basis in the shares subject to Section 304). In addition, we strongly encourage all Non-U.S. Holders to consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the merger, and any actions that may be taken to mitigate any potential adverse tax consequences.

Information Reporting and Backup Withholding

Any shares of Conagra common stock and/or cash received by a U.S. Holder or a Non-U.S. Holder in the merger may be subject to information reporting and backup withholding. To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should timely complete and return to Conagra or the exchange agent an IRS Form W-9, certifying under penalties of perjury that such U.S. Holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. Holder is not subject to backup withholding. A Non-U.S. Holder generally may establish an exemption from backup withholding by certifying its non-U.S. person status under penalties of perjury on a properly completed applicable IRS Form W-8.

Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA Withholding

Under Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”), a Non-U.S. Holder is subject to a 30% withholding tax on dividends paid on shares of Pinnacle and Conagra common stock, including payments treated as dividends by application of Section 304 of the Code, unless (i) if the Non-U.S. Holder is a “non-financial foreign entity”, it provides the applicable payor or financial institution with certain documentation relating to its substantial U.S. owners or otherwise certifies that it does not have any substantial U.S. owners, (ii) if the Non-U.S. Holder is a “foreign financial institution”, it enters into an agreement with the Department of Treasury to, among other things, report certain information regarding its accounts with or interests held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, and it establishes its compliance with these rules by providing to the applicable payor or financial institution with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 (or appropriate successor form) or (iii) the Non-U.S. Holder otherwise qualifies for an exemption from these rules and establishes such exemption by providing the applicable payor or financial institution with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 (or appropriate successor form). The rules relating to FATCA described above may be modified by an applicable intergovernmental agreement between the United States and the jurisdiction in which the Non-U.S. Holder is resident. Non-U.S. Holders are urged to consult their tax advisers regarding how FATCA may apply to them as a result of the merger, including in light of the potential application of Section 304 of the Code to the merger.

We will not pay any additional amounts to Non-U.S. Holders with respect to any amounts withheld, including pursuant to FATCA.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL INCOME TAX EFFECTS RELEVANT THERETO OR A DISCUSSION OF ANY OTHER TYPE OF TAXES. ALL HOLDERS OF PINNACLE COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial information of Conagra and Pinnacle and has been prepared to reflect the merger and related financing transactions. In connection with the merger, Conagra entered into the $9.0 billion bridge credit facility. The commitments under the bridge credit facility were subsequently reduced by the $1.3 billion new term loan facility entered into on July 11, 2018 with a syndicate of financial institutions. Conagra intends to replace the availability under the bridge credit facility with permanent or alternative financing. Specifically, in connection with the merger, Conagra expects to incur up to $8.3 billion of long-term debt (which includes any funding under the new term loan facility), the proceeds of which would be used to fund the payment of the cash portion of the merger consideration, the repayment of Pinnacle debt, the refinancing of certain Conagra debt, and the payment of related fees and expenses. The permanent financing is also expected to include approximately $600 million of incremental cash proceeds from the issuance of equity and/or divestitures.

The unaudited pro forma condensed combined financial information is provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily indicative of operating results that would have been achieved had the merger been completed as of May 28, 2017 and does not intend to project the future financial results of Conagra after the merger. The unaudited pro forma condensed combined balance sheet does not purport to reflect what Conagra’s or Pinnacle’s financial condition would have been had the merger closed on May 27, 2018 or for any future or historical period. The unaudited pro forma condensed combined financial information does not reflect the cost of any integration activities or the benefits from the merger and the synergies that may be derived.

Conagra’s fiscal year ends in May, while Pinnacle’s fiscal year ends in December. The unaudited pro forma condensed combined balance sheet combines the audited consolidated balance sheet of Conagra as of May 27, 2018 and the interim unaudited consolidated balance sheet of Pinnacle as of April 1, 2018. The full-year unaudited pro forma condensed combined statement of operations for the fiscal year ended May 27, 2018 combines the audited consolidated statement of operations of Conagra for the fiscal year ended May 27, 2018 with the consolidated statement of operations of Pinnacle for the four quarterly periods ended April 1, 2018. The statement of operations of Pinnacle for the four quarterly periods ended April 1, 2018 was determined by adding Pinnacle’s unaudited consolidated statement of operations for the three months ended April 1, 2018 to Pinnacle’s statement of operations for the fiscal year ended December 31, 2017, and subtracting Pinnacle’s unaudited consolidated statement of operations for the three months ended March 26, 2017.

The unaudited pro forma condensed combined financial information should be read in conjunction with the following information:

•	Notes to the unaudited pro forma condensed combined financial information.

•	Conagra’s Current Report on Form 8-K filed on June 27, 2018, including the exhibits thereto, which is incorporated herein by reference.

•

Audited financial statements of Conagra as of and for the fiscal year ended May 27, 2018, which are included in Conagra’s Annual Report on Form 10-K for the fiscal year ended May 27, 2018, which is incorporated herein by reference.

•

Audited financial statements of Pinnacle as of and for the fiscal year ended December 31, 2017, which are included in Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated herein by reference.

•

Unaudited financial statements of Pinnacle as of and for the three months ended April 1, 2018 and March 26, 2017, which are included in Pinnacle’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2018, which is incorporated herein by reference.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of May 27, 2018

(in millions)

	Conagra Brands Historical	Pinnacle Historical	Pro Forma Adjustments		Pro Forma
Current assets
Cash and cash equivalents	$128	$78	$130	3(a)	$336
Receivables, less allowance for doubtful accounts	583	301	—		884
Inventories	997	477	27	3(d)	1,501
Prepaid expenses and other current assets	187	18	—		205
Current assets held for sale	44	—	—		44

Total current assets	1,939	874	157		2,970

Property, plant and equipment, net	1,620	740	129	3(e)	2,489
Goodwill	4,503	2,176	3,731	2, 3(f)	10,410
Brands, trademarks and other intangibles, net	1,285	2,463	2,223	3(g)	5,971
Other assets	906	170	—		1,076
Noncurrent assets held for sale	137	—	—		137

	$10,390	$6,423	$6,240		$23,053

Current liabilities
Notes payable	$277	$2	$(279)	3(b)	$—
Current installments of long-term debt	307	53	(353)	3(b)	7
Accounts payable	915	328	—		1,243
Accrued payroll	164	43	24	3(i)	231
Other accrued liabilities	673	168	(56)	3(j)	785

Total current liabilities	2,336	594	(664)		2,266

Senior long-term debt, excluding current installments	3,036	2,704	5,618	3(b)	11,358
Subordinated debt	196	—	—		196
Other noncurrent liabilities	1,065	719	489	3(h,i)	2,273

Total liabilities	6,633	4,017	5,443		16,093

Commitments and contingencies
Common stockholders’ equity
Common stock	2,840	1	78	3(k)	2,919
Additional paid-in-capital	1,180	1,453	(342)	3(k)	2,291
Retained earnings	4,745	1,010	(1,147)	3(l)	4,608
Accumulated other comprehensive income (loss)	(111)	(27)	(1)	3(k)	(139)
Less treasury stock, at cost	(4,978)	(32)	2,209	3(k)	(2,801)

Total Conagra Brands, Inc. common stockholders’ equity	3,676	2,405	797		6,878
Noncontrolling interests	81	1	—		82

Total stockholders’ equity	3,757	2,406	797		6,960

	$10,390	$6,423	$6,240		$23,053

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Fiscal Year Ended May 27, 2018

(in millions, except per share data)

	Conagra Brands Historical	Pinnacle Historical (n)	Pro Forma Adjustments		Pro Forma
Net sales	$7,938	$3,157	$—		$11,095
Costs and expenses:
Cost of goods sold	5,587	2,293	(16)	3(e)	7,864
Selling, general and administrative expense	1,317	411	9	3(g,m)	1,737
Interest expense, net	159	130	244	3(b)	533

Income (loss) from continuing operations before income taxes and equity method investment earnings	875	323	(237)		961
Income tax expense (benefit)	175	(243)	(67)	3(c)	(135)
Equity method investment earnings	97	—	—		97

Income (loss) from continuing operations	797	566	(170)		1,193
Less: Net income attributable to noncontrolling interests	3	—	—		3

Net Income (loss) from continuing operations attributable to Conagra Brands, Inc.	$794	$566	$(170)		$1,190

Per share amounts:
Basic	$1.97				$2.39
Diluted	$1.95				$2.38
Average shares outstanding:
Basic	403.9		93.2	3(k)	497.1
Diluted	407.4		93.2	3(k)	500.6

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined financial information presented herein is based on the historical consolidated financial information of Conagra and Pinnacle, as previously provided in or derived from filings with the SEC. The unaudited pro forma condensed combined balance sheet as of May 27, 2018 assumes the merger and related financings were completed on that date. The unaudited pro forma condensed combined statement of operations for the year ended May 27, 2018 assumes the merger and related financings were completed on May 28, 2017, the beginning of Conagra’s fiscal year.

Pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet are based on items that are directly attributable to the merger and related financings and that are factually supportable. Pro forma adjustments reflected in the unaudited pro forma condensed combined statement of operations are based on items directly attributable to the merger and related financings, and that are factually supportable and expected to have a continuing impact on Conagra.

At this time, Conagra has not performed detailed valuation analyses to determine the fair values of Pinnacle’s assets and liabilities; accordingly, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price based on assumptions and estimates that, while considered reasonable under the circumstances, are subject to changes, and which may be material. Additionally, Conagra has not yet performed the due diligence necessary to identify all of the adjustments required to conform Pinnacle’s accounting policies to Conagra’s or to identify other items that could significantly impact the purchase price allocation or the assumptions and adjustments made in preparation of this unaudited pro forma condensed combined financial information. Upon completion of detailed valuation analyses, there may be additional increases or decreases to the recorded fair values of Pinnacle’s assets and liabilities, including, but not limited to brands, trademarks and other intangible assets and assumed debt that will give rise to future amounts of depreciation and amortization expense that are not reflected in the information contained in this unaudited pro forma condensed combined financial information. Accordingly, once the necessary due diligence has been performed, the final purchase price has been determined and the purchase price allocation has been completed, actual results may differ materially from the information presented in this unaudited pro forma condensed combined financial information. Additionally, the unaudited pro forma condensed combined statement of operations does not reflect the cost of any integration activities or benefits from the merger and synergies that may be derived from any integration activities, both of which may have a material effect on the consolidated results of operations in periods following the completion of the merger.

Certain amounts in Pinnacle’s historical financial statements have been reclassified to conform to Conagra’s presentation, primarily consolidating certain liabilities and expenses into the comparable captions.

2. Estimated Merger Consideration and Preliminary Purchase Price Allocation

The estimated merger consideration for the purpose of this unaudited pro forma condensed combined financial information is $8.0 billion. The calculation of estimated merger consideration is as follows (in millions):

Estimated cash paid for outstanding Pinnacle common stock(1)	$5,140
Estimated aggregate value of Conagra common stock issued for outstanding Pinnacle common stock(2)	2,813
Estimated consideration for Pinnacle’s equity awards(3)	61

Total estimated merger consideration	$8,014

(1)	Represents the total assumed cash consideration paid to Pinnacle stockholders of $43.11 per share of Pinnacle common stock. For purposes of preparing this unaudited pro forma combined financial information, Conagra has assumed that funding for the merger comes from a combination of the existing available domestic cash of the combined business as of the closing of the merger, the net proceeds from the issuance of approximately 16 million shares of Conagra common stock prior to the closing of the merger, and a portion of the net proceeds of the debt to be issued by Conagra prior to the closing of the merger.
(2)

Represents 0.6494 shares of Conagra common stock for each share of Pinnacle common stock. Based on Pinnacle’s outstanding shares at August 28, 2018, Conagra estimates issuing approximately 77 million shares of Conagra common stock to Pinnacle stockholders at the effective time of the merger.

For purposes of this presentation only, the value of each share of Conagra common stock is based on its closing price on the NYSE of $36.33 on August 28, 2018.

(3)

Represents estimated merger consideration due to holders of Pinnacle’s outstanding equity awards. All outstanding vested Pinnacle stock options, approximately $29 million, will be canceled in exchange for cash consideration at closing. All outstanding unvested Pinnacle equity awards, approximately $104 million, will be converted into Conagra cash-settled stock appreciation rights or cash-settled restricted stock units, otherwise subject to substantially the same terms and conditions and will be liability-classified awards. Approximately $32 million of the fair value of Pinnacle’s unvested equity awards issued is attributable to pre-combination service and is considered as merger consideration. Conagra estimates that approximately $72 million of the unvested equity awards represents post-combination compensation expense to be recognized based on the vesting terms of the replacement awards which will be subject to further change based on changes in the fair value of Conagra common stock through the remaining service period. See footnote 3(a,i) for further information.

The following table sets forth a preliminary allocation of the estimated merger consideration to the estimated fair values of the assets acquired and liabilities assumed as if the merger occurred on May 27, 2018, with the excess recorded to goodwill:

(millions)
Tangible assets acquired:
Inventories	$504
Property, plant and equipment	869
Other current assets	397
Other assets	170

Total tangible assets acquired	1,940
Intangible assets acquired	4,686
Debt and capital lease obligations (including current portion)	(2,789)
Deferred tax liability related to acquired tangible and intangible assets	(1,113)
Other liabilities assumed, excluding debt	(617)

Total assets acquired in excess of liabilities assumed	2,107
Goodwill(1)	5,907

Estimated merger consideration	$8,014

(1)

Goodwill represents the excess of merger consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed. Among the factors that contributed to a purchase price in excess of the fair value of the assets acquired and liabilities assumed were the acquired workforce of experienced personnel and various sources of synergies, which include cost savings in merchandising, marketing, distribution and back office administrative functions.

The final estimated merger consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the Conagra common stock price up to the closing date of the merger. The following table is a sensitivity analysis related to the potential fluctuation in the Conagra common stock price and assesses the impact of a hypothetical change of 10% on the per share price of Conagra common stock (using the closing price of Conagra common stock on the NYSE on August 28, 2018):

(millions, except share price)	Stock Price	Purchase Price	Estimated Goodwill
As presented in the pro forma combined results	$36.33	$8,014	$5,907
10% increase in common stock price	$39.96	$8,296	$6,188
10% decrease in common stock price	$32.70	$7,733	$5,626

3. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined balance sheet includes adjustments made to historical financial information that were calculated assuming the merger had been completed as of May 27, 2018. Conagra has based the unaudited pro forma adjustments upon available information and certain assumptions that it believes are reasonable under the circumstances. The adjustments reflect Conagra’s preliminary estimates of the purchase price allocation, which may change upon finalization of appraisals and other valuation studies that are in process.

The unaudited pro forma condensed combined statements of operations include adjustments made to historical financial information that were calculated assuming the merger had been completed as of the beginning of the period presented. The unaudited pro forma condensed combined financial information does not include the impact of potential cost savings or other operating efficiencies that could result from the merger.

The following items resulted in adjustments reflected in the unaudited pro forma condensed combined financial information:

a.	The following table is an estimate of the total sources and uses of cash as a result of the merger and related financing transactions:

(millions)
Debt financing, net of debt issuance costs and interest rate hedges	$8,242
Estimated proceeds from issuance of Conagra common stock, net of transaction costs	555

Total sources of cash	$8,797

Cash consideration of $43.11 per share of Pinnacle common stock	$5,140
Retirement of Pinnacle debt existing at merger closing (as of April 1, 2018)	2,731
Refinancing of Conagra debt	577
Make-whole redemption premiums on Pinnacle debt repayments	16
Bridge facility fees	46
Cash paid to settle certain Pinnacle equity awards at closing	29
Transaction expenses	128
Cash and cash equivalents available for estimated future cash payments of commercial paper	130

Total uses of cash	$8,797

b.

Conagra intends to issue long-term debt to fund a portion of the merger, refinance certain Conagra debt, repay Pinnacle debt, and pay related fees and expenses. Debt issued and the calculation of pro forma interest expense for the periods presented is as follows:

(millions, except rate data)	Effective Interest Rate	Balance Outstanding	Interest Expense
Term loan due 2021	4.21%	$650	$28
Term loan due 2023	4.31%	650	28
New senior notes, various maturities through 2048	4.60%	7,025	323

		$8,325	$379
Elimination of Pinnacle’s historical interest expense			(128)
Elimination of Conagra’s historical interest expense related to refinanced debt			(7)

Total pro forma adjustment to interest expense			$244

The effective interest rates above include the estimated impact of debt issuance costs and deal-contingent forward starting interest rate swaps (“Interest Rate Swaps”), with estimated values of approximately $45 million and $38 million, respectively.

The debt issuance costs consist of underwriting and professional fees and were recorded as a reduction to both Senior long-term debt and Cash and cash equivalents. Amortization is reflected in the pro forma statement of operations using the effective interest method.

The Interest Rate Swaps hedge the interest rate risk related to approximately $4.4 billion of the long-term debt expected to be issued in connection with the merger. The changes in the fair value of the Interest Rate Swaps are recorded as a reduction to Accumulated other comprehensive income (loss). Amortization is reflected in the pro forma statement of operations using the effective interest method.

The effective interest rates for new borrowings in the table above reflect management’s current estimates of the interest rates that will be applicable to such borrowings, which are subject to change. A 0.125% increase in the interest rates would increase interest expense on a pro forma basis by $5 million for the year ended May 27, 2018.

In addition to the issuance of the debt noted above, the pro forma condensed combined balance sheet includes an estimated fair value adjustment of debt and capital lease obligations assumed of approximately $30 million, the repayment of Pinnacle debt of $2,747 million, including the make-whole redemption premium of approximately $16 million, as well as the refinancing of Conagra debt of $577 million.

Based on the above, the following adjustments were made to the respective balance sheet accounts:

(millions)	Notes Payable	Current installments of long- term debt	Senior long- term debt, excluding current installments
Adjustment of Pinnacle debt to estimated fair value	$—	$—	$30
Issuance of debt	—	—	8,325
Repayment of debt	(279)	(353)	(2,692)
Debt issuance costs related to financing	—	—	(45)

Net adjustments	$(279)	$(353)	$5,618

c.

The pro forma adjustment to income tax expense was calculated by applying Conagra’s statutory income tax rate of 30.38% to each pro forma adjustment to Income (loss) from continuing operations before income taxes and equity method investment earnings, except in the case of the pro forma adjustments to depreciation, amortization and interest expense which was done by reversing the tax impact of Pinnacle’s historical depreciation, amortization and interest expense based on its historical statutory income tax rate of 32.33% and adding back the tax impact of the estimated depreciation, amortization and interest expense in purchase accounting using Conagra’s statutory income tax rate of 30.38%. The historical statement of operations of Conagra and Pinnacle include one-time benefits associated with US Tax Reform that have not been adjusted in the pro forma presentation.

d.	Reflects the adjustment of Pinnacle finished goods inventory to estimated fair value.

e.	Reflects the adjustment of Pinnacle plant assets to estimated fair value and the related decrease to depreciation expense of approximately $16 million ($9 million, net of tax).

f.	The preliminary estimate of goodwill arising from the merger is approximately $5.9 billion. Of the goodwill to be acquired, approximately $254 million is deductible for income tax purposes.

g.

The intangible assets of Pinnacle were increased by $2.2 billion to a total of approximately $4.7 billion, which includes indefinite-lived brand assets with a preliminary estimate of fair value of $4.0 billion and amortizable customer relationships with a preliminary estimate of fair value of approximately $700 million. The intangible asset related to customer relationships was determined to have an estimated useful life of 25 years and will be amortized on a straight-line basis over that period. The adjustment to estimated fair value resulted in incremental amortization expense of approximately $13 million ($9 million, net of tax).

h.	Deferred tax liabilities, classified with Other noncurrent liabilities, were adjusted on a pro forma basis for the following:

(millions)
Increase in fair value of inventory, property, plant and equipment, and identifiable intangible assets	$481
Net adjustment to fair value of Pinnacle equity awards	(1)
Increase in fair value of debt acquired	10
Net adjustment to fair value of Interest Rate Swaps	(9)

Total adjustments to deferred tax liabilities	$481

i.

Represents the portion of the fair-value-based measure of unvested Pinnacle equity awards attributed to pre-combination service. All outstanding unvested Pinnacle equity awards will be converted into Conagra cash-settled stock appreciation rights or cash-settled restricted stock units, otherwise subject to substantially the same terms and conditions. Approximately $24 million of these awards will vest within one year and are classified within Accrued payroll. The remaining awards, approximately $8 million, are classified within Other noncurrent liabilities.

j.

Other accrued liabilities were adjusted to record the payment for accrued transaction costs of $4 million discussed in footnote 3(m) that were accrued as of May 27, 2018, as well as to record the tax effects related to various adjustments. The details of the pro forma adjustments made were as follows:

(millions)
Payment for accrued transaction costs, net of tax	$(3)
Tax effects of:
Repayment of debt	(10)
Bridge facility fees	(14)
Additional transaction costs	(20)
Settlement of certain Pinnacle equity awards at closing	(9)

Net adjustments	$(56)

k.	Reflects the elimination of Pinnacle’s historical Common stock, Additional paid-in-capital, Accumulated other comprehensive income (loss), and Treasury stock. Also reflects the following:

•

the issuance of 77 million shares of its common stock from treasury to Pinnacle shareholders as part of the overall merger consideration. The estimated aggregate value of $2.81 billion is based on the Conagra common stock closing price on the NYSE of $36.33 per share on August 28, 2018,

•

the issuance of approximately 16 million shares of new Conagra common stock resulting in estimated net proceeds of approximately $555 million after transaction costs. The estimates are based on a Conagra common stock NYSE closing price of $36.33 per share on August 28, 2018, and

•	the estimated impact of the Interest Rate Swaps.

Based on the above, the following adjustments were made to the respective balance sheet accounts:

(millions)	Common stock	Additional paid-in-capital	Accumulated other comprehensive income (loss)	Treasury stock, at cost
Elimination of Pinnacle’s historical accounts	$(1)	$(1,453)	$27	$32
Issuance of common stock to Pinnacle shareholders	—	635	—	2,177
Issuance of new common stock	79	476	—	—
Interest Rate Swaps, net of tax	—	—	(28)	—

Net adjustments	$78	$(342)	$(1)	$2,209

l.

Reflects the elimination of Pinnacle’s historical Retained earnings, payment of the bridge facility fees, and payment of the transaction costs. The detail of the pro forma adjustments made were as follows:

(millions)
Elimination of Pinnacle’s historical account	$(1,010)
Bridge facility fees, net of tax(1)	(32)
Transaction costs, net of tax(2)	(105)

Net adjustments	$(1,147)

(1)

Reflects fees to be paid totaling approximately $46 million ($32 million, net of tax) related to a bridge facility to fund the merger and related costs. Conagra intends to fund the merger through the issuance of new long-term debt and cash proceeds from the issuance of equity securities and/or divestitures in lieu of borrowing under the bridge facility.

(2)

Reflects transaction costs (including legal, consulting, regulatory, filing, and other fees directly related to the merger) totaling $128 million ($108, net of tax), of which $4 million ($3 million, net of tax) has already been incurred and accrued in the historical financial statements.

m.

Conagra incurred transaction costs of approximately $4 million ($3 million, net of tax) during the year ended May 27, 2018, in connection with the merger. These costs have been eliminated from the pro forma results of operations, as they do not represent ongoing cost of the combined business.

n.	Pinnacle historical financial statements.

The development of Pinnacle historical financial statements to conform with Conagra’s fiscal year is presented in the following tables.

	Pinnacle Historical
(millions)	Year ended December 31, 2017 (A)	Three month period ended March 26, 2017 (B)	Three month period ended April 1, 2018 (C)	Year ended April 1, 2018 (A-B+C)
Net sales	$3,144	$766	$779	$3,157
Costs and expenses:
Cost of goods sold	2,276	555	572	2,293
Selling, general and administrative expense	420	100	91	411
Interest expense, net	169	81	42	130
Income from continuing operations before income taxes and equity method investment earnings	279	30	74	323
Income tax expense (benefit)	(253)	7	17	(243)

Net income	$532	$23	$57	$566

COMPARISON OF STOCKHOLDERS’ RIGHTS

Conagra and Pinnacle are both Delaware corporations subject to the provisions of the DGCL. At the effective time of the merger, each share of Pinnacle common stock issued and outstanding immediately prior to the effective time of the merger (other than excluded shares) will be converted into the right to receive (i) $43.11 in cash and (ii) 0.6494 shares of Conagra common stock. As a result, Pinnacle stockholders will become stockholders of Conagra and will have their rights as stockholders governed by the Conagra certificate of incorporation and the Conagra bylaws. The Conagra certificate of incorporation and the Conagra bylaws will differ from the Pinnacle certificate of incorporation and the Pinnacle bylaws that currently govern the rights of Pinnacle stockholders.

Set forth below are the material differences between the rights of a holder of Conagra common stock under the Conagra certificate of incorporation and the Conagra bylaws, on the one hand, and a holder of Pinnacle common stock under the Pinnacle certificate of incorporation and the Pinnacle bylaws, on the other hand.

The following summary does not reflect any rules of NYSE or any federal securities laws that may apply to Conagra or Pinnacle in connection with the matters discussed. In addition, this summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the DGCL and the constituent documents of Conagra and Pinnacle.

Conagra	Pinnacle
Authorized Capital

•   1,200,000,000 shares of common stock, par value $5.00 per share.

•   150,000 shares of Class B preferred stock, par value $50.00 per share.

•   250,000 shares of Class C preferred stock, par value $100.00 per share.

•   1,100,000 shares of Class D preferred stock, without par value.

•   16,550,000 shares of Class E preferred stock, without par value.

No shares of Conagra preferred stock are outstanding as of the date of this proxy statement/prospectus.

Under the Conagra certificate of incorporation, the Conagra board has the authority to issue preferred stock in one or more series and to establish the designations, preferences and rights, including voting rights, of each series.

•  500,000,000 shares of common stock, par value $0.01 per share.

•  50,000,000 shares of preferred stock, par value $0.01 per share. No shares of Pinnacle preferred stock are outstanding as of the date of this proxy statement/prospectus.

Under the Pinnacle certificate of incorporation, the Pinnacle board has the authority to issue preferred stock in one or more series and to establish the designations, preferences and rights, including voting rights, of each series.

Voting Rights

Each holder of Conagra common stock is entitled to one vote per share.	Each holder of Pinnacle common stock is entitled to one vote per share.

Quorum

A majority of the outstanding shares of Conagra entitled to vote, represented in person or by proxy, constitute a quorum at a meeting of stockholders.	Holders of record of a majority of the voting power of the issued and outstanding shares of capital stock of Pinnacle entitled to vote at a meeting, present in person or represented by proxy, constitute a quorum at all meetings of stockholders.

Conagra	Pinnacle
Number of Directors and Size of Board

The Conagra bylaws provide that the size of the Conagra board will be set by the Conagra board, but may not be less than nine nor more than 16 members. The Conagra board currently has 12 members.	The Pinnacle certificate of incorporation provides that the size of the Pinnacle board may be set by the Pinnacle board. The Pinnacle board currently has eight directors.

Term of Directors

The members of the Conagra board are elected for one-year terms, to serve until their successors are duly elected and qualified.	The Pinnacle board is divided into three classes. At the 2017 annual meeting of stockholders, the class of directors standing for election was elected for a term expiring at the annual meeting to be held in 2020. At the 2018 annual meeting of stockholders, the class of directors standing for election was elected for a term expiring at the annual meeting to be held in 2021. If the merger is not completed and Pinnacle holds its 2019 annual meeting of stockholders, the class of directors standing for election will be elected for a term expiring at the annual meeting to be held in 2022.

Election of Directors

The Conagra bylaws provide that, at any meeting for the election of directors at which a quorum is present, each director is elected by a majority of the votes cast with respect to that director’s election; provided, if the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, then each director of the corporation shall be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.	The Pinnacle bylaws provide that, at any meeting for the election of directors at which a quorum is present, each director is elected by a majority of the votes cast in respect of the shares present or represented by proxy at the meeting and entitled to vote on the election of directors; provided, however, that in the case of a contested election (where the number of nominees as of the date that is ten days prior to the date that Pinnacle first mails its notice of such meeting to the stockholders exceeds the number of directors to be elected), directors are elected by a plurality of the votes cast.

Removal of Directors

The Conagra certificate of incorporation and the Conagra bylaws do not expressly provide a method by which directors can be removed. As a result, under the DGCL, directors of Conagra may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.	The Pinnacle certificate of incorporation provides that directors of Pinnacle may be removed at any time with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote, voting as a single class.

Stockholder Action by Written Consent

The Conagra certificate of incorporation provides that Conagra stockholders can only take action at a meeting.	The Pinnacle certificate of incorporation provides that if Blackstone (as defined in the certificate of incorporation) beneficially owns, in the aggregate, at least 40% in voting power of the stock of Pinnacle entitled to vote generally in the election of directors,

Conagra	Pinnacle
any action required or permitted to be taken at any meeting may be taken without a meeting, without prior notice and without a vote, by written consent. If Blackstone beneficially owns less than 40%, stockholder action may not be effected by written consent.

Amendment of Certificate of Incorporation

The Conagra certificate of incorporation provides that the certificate of incorporation may be amended in the manner prescribed by statute. Under the DGCL, a company’s certificate of incorporation generally may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote on such amendment.

If Blackstone (as defined in the certificate of incorporation) beneficially owns, in the aggregate, at least 40% in voting power of the stock of Pinnacle entitled to vote generally in the election of directors, in addition to the requirements under the DGCL, the Pinnacle certificate of incorporation requires the affirmative vote of at least 66 2/3% of the voting power of the outstanding stock entitled to vote in the election of directors, voting together as a single class, to amend provisions of the Pinnacle certificate of incorporation related to:

•   the authority of the Pinnacle board to make, amend or repeal the Pinnacle certificate of incorporation and bylaws;

•   the number, term and qualifications of directors;

•   filling vacancies on the Pinnacle board of directors;

•   removing directors;

•   exculpation from liability of Pinnacle directors for breaches of fiduciary duty;

•   the ability of stockholders to act by written consent;

•   competition and corporate opportunities; and

•   Section 203 of the DGCL.

Amendment of Bylaws

The Conagra bylaws provide that the Conagra bylaws may be amended by the board of directors at any regular or special meeting of the board of directors. Under the DGCL, Conagra stockholders may amend the Conagra bylaws by a vote of holders of a majority of shares entitled to vote that are represented at a meeting where a quorum is present and an amendment is voted upon.	The Pinnacle certificate of incorporation and the Pinnacle bylaws provide that the Pinnacle bylaws may be amended by the Pinnacle board in any manner not inconsistent with the DGCL. If Blackstone (as defined in the certificate of incorporation) beneficially owns, in the aggregate, at least 40% in voting power of the stock of Pinnacle entitled to vote generally in the election of directors, the Pinnacle bylaws may be amended by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of Pinnacle stock entitled to vote, voting together as a single class.

Conagra	Pinnacle
Notice Requirements for Stockholder Nominations and Proposals

In order to submit any business at an annual meeting of stockholders (including the nomination of a director), the Conagra bylaws generally require a stockholder to give notice of such business in writing to the Secretary of Conagra so that such written notice is received at the principal executive offices of Conagra not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. The Conagra bylaws further describe the information that a stockholder must provide in such notice, which generally relates to the stockholder submitting the notice (and any beneficial owner on whose behalf the nomination or proposal of business is being made), the Conagra securities held by such stockholder, and the director nominee or other business desired to be brought before the annual meeting.	In order to submit any business at an annual meeting of stockholders (including the nomination of a director), the Pinnacle bylaws generally require a stockholder to give timely notice of such business in writing to the Secretary of Pinnacle. To be timely, a stockholder’s written notice must be delivered or mailed to the Secretary of Pinnacle so that it is received not less than 90 and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting. The Pinnacle bylaws further describe the information that a stockholder must provide in such notice, which generally relates to the stockholder submitting the notice, the Pinnacle stock held by such stockholder, and the director nominee or the other business desired to be brought before the annual meeting.

Right to Call a Special Meeting of Stockholders

The Conagra bylaws provide that a special meeting of stockholders may be called at any time by the chairman of the board, the chairman of the executive committee, the chief executive officer of Conagra or by a majority of the entire board of directors of Conagra.	The Pinnacle certificate of incorporation provides that a special meeting of stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors.

Limitation of Personal Liability of Directors

The Conagra certificate of incorporation provides that no director will be personally liable to Conagra or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•   a breach of the director’s duty of loyalty to Conagra or its stockholders;

•   acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   the payment of a dividend or the approval of a stock repurchase or redemption which is unlawful under the DGCL; or

•   any transaction from which the director derived an improper personal benefit.

The Pinnacle certificate of incorporation provides that no director will be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•   a breach of the director’s duty of loyalty to Pinnacle or its stockholders;

•   acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   the payment of a dividend or the approval of a stock repurchase or redemption which is unlawful under the DGCL; or

•   any transaction from which the director derived an improper personal benefit.

Indemnification

The Conagra certificate of incorporation and the Conagra bylaws provide that Conagra will indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal,	The Pinnacle bylaws provide that Pinnacle will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether

Conagra	Pinnacle
administrative, or investigative by reason of the fact that such person is or was a director, officer, employee or agent of Conagra, or is or was serving at the request of Conagra as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Conagra, and, with respect to any criminal actions or proceedings, had no reasonable cause to believe the conduct was criminal.	civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Pinnacle, is or was serving at the request of Pinnacle as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, against all expense, liability and loss reasonably incurred or suffered in connection with such action, suit or proceeding. However, the Pinnacle certificate incorporation provides that Pinnacle will not indemnify such person in connection with a proceeding initiated by such person unless such proceeding was authorized by the Pinnacle board of directors.

State Antitakeover Statutes and Certain Certificate of Incorporation Provisions

•   Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the outstanding stock, completion of a merger or consolidation or sale of substantially all of a corporation’s assets or dissolution requires the approval of the board of directors and approval by the vote of the holders of a majority of the outstanding stock entitled to vote on that matter. The Conagra certificate of incorporation does not require a vote of a larger portion of the outstanding stock for the events described above.

•   Section 203 of the DGCL protects publicly-traded Delaware companies, such as Conagra, from hostile takeovers, and from actions following the takeover, by prohibiting certain business combinations once an acquirer has gained a significant holding in the corporation.

•   A company may elect not to be governed by Section 203 of the DGCL. Neither the Conagra certificate of incorporation nor the Conagra bylaws contain this election. Therefore, Conagra is governed by Section 203 of the DGCL.

•   Pinnacle’s certificate of incorporation includes an express election not to be governed by Section 203 of the DGCL. Notwithstanding that election, the Pinnacle certificate of incorporation provides that Pinnacle shall not engage in any business combination, at any point in time at which Pinnacle’s common stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:

1.  prior to such time, the Pinnacle’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

2.  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also

Conagra	Pinnacle

officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

3.  at or subsequent to such time, the business combination is approved by Pinnacle’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

•   The terms “business combination”, “interested stockholder” and “voting stock” are defined in Pinnacle’s certificate of incorporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Pinnacle common stock, as of August 28, 2018, by (1) each individual or entity known by Pinnacle to beneficially own more than 5% of Pinnacle outstanding common stock, (2) each of Pinnacle’s named executive officers, (3) each of Pinnacle directors and director nominees, and (4) all of Pinnacle directors and Pinnacle executive officers as a group.

A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To Pinnacle’s knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. Percentage computations are based on 119,239,613 shares of Pinnacle common stock beneficially outstanding as of August 28, 2018.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Pinnacle Foods Inc., 399 Jefferson Road, Parsippany, New Jersey 07054.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Principal Shareholders:
JANA Partners LLC[a]	10,820,714	9.07%
The Vanguard Group[b]	10,499,409	8.81%
Capital World Investors[c]	8,367,050	7.02%

Directors and Named Executive Officers:
Mark Clouse	60,612	*
Craig Steeneck[d]	294,449	*
Mark Schiller[e]	81,745	*
D. Michael Wittman[f]	—	—
Christopher Boever[g]	—	—
Roger Deromedi[h]	631,524	*
Ioannis Skoufalos	8,719	*
Mark Jung	6,161	*
Muktesh Pant	49,706	*
Raymond Silcock	93,540	*
Ann Fandozzi	16,670	*
Jane Nielsen	12,089	*
Directors and Executive Officers as a Group (fourteen persons)(14)[i]	1,540,722	1.29%

*	Less than 1%.
a

Beneficial ownership information as of June 27, 2018 and is based on a Form 13D/A with respect to Pinnacle’s common stock filed with the SEC on June 27, 2018 by JANA Partners LLC, in which JANA Partners LLC reported that it has sole voting and investment power with respect to 10,820,714 shares of Pinnacle common stock. The address of JANA Partners LLC is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

b

Beneficial ownership information as of March 31, 2018 and is based on a Form 13F filed with the SEC on May 15, 2018 by Vanguard Group Inc., in which Vanguard Group Inc. reported that it has sole voting and investment power with respect to 9,943 shares of Pinnacle common stock, sole voting and shared investment power with respect to 51,453 shares of Pinnacle common stock, no voting and sole investment power with respect to 10,417,334 shares of Pinnacle common stock, and shared voting and investment power with respect to 20,679 shares of Pinnacle common stock. The address of Vanguard Group Inc is PO Box 2600, V26, Valley Forge, PA 19482.

c

Beneficial ownership information as of March 31, 2018 and is based on a Form 13F filed with the SEC on May 15, 2018 by Capital World Investors, in which Capital World Investors reported that it has sole voting and shared investment power with respect to 8,367,050 shares of Pinnacle common stock. The address of Capital World Investors is 333 South Hope Street Los Angeles, California 90071.

d	The amount includes 97,888 shares subject to stock options that are currently exercisable.
e	The amount includes 32,962 shares subject to stock options that are currently exercisable.
f	D. Michael Wittman left Pinnacle in 2018 and is no longer an executive officer of Pinnacle.
g	Christopher Boever left Pinnacle in 2018 and is no longer an executive officer of Pinnacle.
h	Shares of Pinnacle common stock are held in revocable trust for the benefit of Mr. Deromedi. The amount includes 167,080 shares subject to stock options that are currently exercisable.
i

Includes Pinnacle current directors, named executive officers, as well as individuals listed as executive officers in Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, who own shares as of August 28, 2018.

APPRAISAL RIGHTS

General

If you hold one or more shares of Pinnacle common stock, you may be entitled to appraisal rights under Delaware law and have the right to dissent from the merger, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of the closing of the merger in place of the merger consideration, as determined by such court, if you strictly comply with the procedures specified in Section 262 of the DGCL, subject to certain limitations under the DGCL. Any such Pinnacle stockholder awarded “fair value” for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex D. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the holder of record of shares of Pinnacle common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the merger agreement, Pinnacle, not less than 20 days prior to the meeting, must notify each stockholder who was a Pinnacle stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of applicable statutory provisions is attached to this proxy statement/prospectus as Annex D. A holder of Pinnacle common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex D carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration.

How to Exercise and Perfect Your Appraisal Rights. If you are a Pinnacle stockholder wishing to exercise the rights to seek an appraisal of your shares you must do ALL of the following:

•

you must not vote in favor of the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the merger agreement or abstain from voting your shares;

•

you must deliver to Pinnacle a written demand for appraisal before the vote on the adoption of the merger agreement at the special meeting and all demands for appraisal must be made by you, or in your name, fully and correctly, as your name appears, with respect to shares evidenced by certificates, on your stock certificate, or, with respect to shares held in “street name” through a bank, brokerage firm or other nominee, on the stock ledger, and such demands must reasonably inform Pinnacle of your identity and your intention to demand appraisal of your shares of Pinnacle common stock;

•	you must continuously hold the shares from the date of making the demand through the effective time. You will lose your appraisal rights if you transfer such shares before the effective time; and

•

you or the surviving corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of such shares within 120 days after the effective time. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Pinnacle stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Pinnacle common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights. Only a holder of record of shares of Pinnacle common stock issued and outstanding at the time a demand for appraisal is made and that continue to be issued and outstanding and held of record by such holder immediately prior to the effective time may assert appraisal rights for the shares of Pinnacle common stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates (or in the stock ledger). The demand for appraisal must reasonably inform Pinnacle of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Pinnacle. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Pinnacle common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Pinnacle common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Pinnacle common stock as to which appraisal is sought. Where no number of shares of Pinnacle common stock is expressly mentioned, the demand will be presumed to cover all shares of Pinnacle common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Pinnacle common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of Pinnacle common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Pinnacle Foods, Inc.

399 Jefferson Road

Parsippany, NJ 07054

Attention: Corporate Secretary

Conagra’s Actions After the Closing of the Merger. If the merger is completed, the surviving corporation will give written notice of the effective time within 10 days after the effective time to you if you did not vote in favor of adoption of the merger agreement and you made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, if you have not commenced an appraisal proceeding or joined such a proceeding as a named party, you have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for your shares of Pinnacle common stock. Within 120 days after the effective time, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by you, demanding a determination of the fair value of the shares of Pinnacle common stock held by all dissenting stockholders. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which Pinnacle has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement to you within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of Pinnacle common stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph.

If a petition for appraisal is duly filed by you or another record holder of Pinnacle common stock who has properly exercised his or her appraisal rights in accordance with the provisions of Section 262 of the DGCL, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the office of the Register in Chancery in which the petition was filed with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order the Register in Chancery to give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving corporation and to the stockholders shown on such duly verified list at the addresses therein stated. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss any stockholder who fails to comply with this direction from the proceedings. If immediately before a transaction such as the merger the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million or (3) the merger was approved pursuant to Section 253 or 267 of the DGCL. The Pinnacle common stock is listed on NYSE and therefore this provision will be applicable in respect thereof.

Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Pinnacle common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Pinnacle common stock at the effective time held by dissenting stockholders who have properly exercised his, her or its appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262 of the DGCL, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each Pinnacle stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such Pinnacle stockholder), in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the fair value is determined, the Delaware Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by the surviving corporation to the Pinnacle stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares of Pinnacle common stock represented by certificates upon the surrender to the surviving corporation of such stockholder’s certificates.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company”. The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger”. In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value”, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered”. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Pinnacle common stock is less than the merger consideration.

Upon application by the surviving corporation or by any holder of Pinnacle common stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Pinnacle stockholder whose name appears on the verified list and who has submitted such stockholder’s stock certificates, if any, to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights.

If no party files a petition for appraisal within 120 days after the effective time, then you will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, after the effective time, vote the Pinnacle shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to Pinnacle stockholders as of a record date prior to the effective time.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal and an acceptance of the merger consideration to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days after the effective time. If you fail to perfect, effectively withdraw, waive or otherwise lose the appraisal right, your shares will be converted into the right to receive the merger consideration.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Pinnacle stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

LEGAL MATTERS

The validity of the shares of Conagra common stock to be issued pursuant to the merger agreement will be passed upon by Jones Day, counsel to Conagra.

EXPERTS

Conagra

The consolidated financial statements of Conagra Brands, Inc. as of May 27, 2018 and May 28, 2017, and for each of the fiscal years in the three-year period ended May 27, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of May 27, 2018 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Pinnacle

The consolidated financial statements of Pinnacle, and the related financial statement schedule, incorporated in this prospectus by reference from Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2017, and the effectiveness of Pinnacle’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SUBMISSION OF PINNACLE STOCKHOLDER PROPOSALS

As of the date of this proxy statement/prospectus, the Pinnacle board knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus.

If the merger is completed, Pinnacle will have no public stockholders and there will be no public participation in any future stockholder meetings. Pinnacle intends to hold the 2019 Annual Meeting of Stockholders only if the merger is not completed.

Proposals of stockholders that are intended for inclusion in Pinnacle’s 2019 Annual Meeting Proxy Statement should be mailed by certified mail return receipt requested to our Secretary, Pinnacle Foods Inc., 399 Jefferson Road, Parsippany, NJ 07054. Proposals must be received no later than December 21, 2018 and must satisfy the conditions established by the SEC, including, but not limited to, Rule 14a-8 promulgated under the Exchange Act, and in Pinnacle’s Second Amended and Restated Bylaws for stockholder proposals in order to be included in Pinnacle’s proxy statement for that meeting.

Stockholders may only present a matter for consideration at Pinnacle’s 2019 Annual Meeting of Stockholders, if held, if certain procedures are followed. Under Pinnacle’s Second Amended and Restated Bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be received by Pinnacle’s Secretary at the principal executive office of Pinnacle not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, which was held on May 30, 2018. Therefore, to be timely for the 2019 Annual Meeting of Stockholders, if held, a stockholder’s notice must have been received by the Secretary of Pinnacle on or after January 30, 2019, but not later than March 1, 2019. However, in the event that the date of Pinnacle’s 2019 Annual Meeting of Stockholders is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of Pinnacle’s 2018 Annual Meeting of Stockholders, such notice by the stockholder must be so received no earlier than 120 days prior to the 2019 Annual Meeting of Stockholders and not later than the 90th day prior to such Annual Meeting of Stockholders or 10 calendar days following the day on which public announcement of the date of such Annual Meeting is first made. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

Additionally, in accordance with Rule 14a-4(c) under the Exchange Act, management proxy holders intend to use their discretionary voting authority with respect to any stockholder proposal raised at Pinnacle’s 2019 Annual Meeting of Stockholders, if held, as to which the stockholder fails to notify Pinnacle on or before March 1, 2019.

STOCKHOLDERS MAY CONTACT THE SECRETARY AT PINNACLE’S PRINCIPAL EXECUTIVE OFFICES FOR A COPY OF THE RELEVANT AMENDED AND RESTATED BYLAW PROVISIONS REGARDING THE REQUIREMENTS FOR MAKING STOCKHOLDER PROPOSALS.

HOUSEHOLDING

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding”, provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if your household is receiving multiple copies of this proxy statement/prospectus and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can also request prompt delivery of a copy of the proxy statement/prospectus by contacting M. Kelley Maggs, Pinnacle Foods, Inc., 399 Jefferson Road, Parsippany, New Jersey 07054, (973) 541-6620.

WHERE YOU CAN FIND MORE INFORMATION

Conagra has filed a registration statement on Form S-4 to register with the SEC the shares of Conagra common stock to be issued to Pinnacle stockholders as the stock portion of the merger consideration. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Conagra in addition to being a proxy statement of Pinnacle for its stockholder meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about Conagra and the Conagra common stock. The rules and regulations of the SEC allow Conagra and Pinnacle to omit certain information included in the registration statement from this proxy statement/prospectus.

Conagra and Pinnacle each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Conagra and Pinnacle, who file electronically with the SEC. The address of that website is www.sec.gov. Investors may also consult Conagra’s and Pinnacle’s website for more information about Conagra or Pinnacle, respectively. Conagra’s website is www.conagrabrands.com. Pinnacle’s website is www.pinnaclefoods.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

The SEC allows Conagra and Pinnacle to “incorporate by reference” into this proxy statement/prospectus information that Conagra and Pinnacle file with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this proxy statement/prospectus. The information incorporated by reference is an important part of this proxy statement/prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this proxy statement/prospectus and in earlier filings with the SEC. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the Conagra or Pinnacle documents described in this proxy statement/prospectus, but reference is made to the actual documents for complete information. All of these summaries are qualified in their entirety by reference to the actual documents.

The information and documents listed below, which Conagra and Pinnacle have filed with the SEC, are incorporated by reference into this prospectus:

Conagra SEC Filings (File No. 001-07275)

•	Conagra’s Annual Report on Form 10-K for the fiscal year ended May 27, 2018, filed with the SEC on July 20, 2018;

•	Conagra’s Current Reports on Form 8-K, filed with the SEC on June 27, 2018, July 17, 2018 and August 8, 2018; and

•

the description of Conagra’s common stock contained in Conagra’s Registration Statement on Form 8-A, filed with the SEC on July 12, 1996, including any amendments or reports filed for the purpose of updating such description.

Pinnacle SEC Filings (File No. 001-13665)

•	Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 1, 2018;

•

Pinnacle’s Quarterly Reports on Form 10-Q for the quarterly period ended April 1, 2018, filed with the SEC on May 3, 2018, and for the quarterly period ended July 1, 2018, filed with the SEC on August 2, 2018;

•	Pinnacle’s Current Reports on Form 8-K, filed with the SEC on January 5, 2018, January 11, 2018, March 16, 2018, May 30, 2018, May 31, 2018 and June 27, 2018;

•	Pinnacle’s Current Report on Form 8-K, furnished to the SEC on May 3, 2018, relating to Item 7.01 Regulation FD disclosure and accompanying financial schedules; and

•

the description of Pinnacle’s common stock contained in Pinnacle’s Registration Statement on Form 8-A, filed with the SEC on March 19, 2013, including any amendments or reports filed for the purpose of updating such description.

In addition, (i) all documents filed by Conagra and Pinnacle with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement on Form S-4 filed by Conagra, of which this proxy statement/prospectus forms a part, and prior to the effectiveness of the registration statement and (ii) all documents filed by Conagra and Pinnacle with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus and made a part of this proxy statement/prospectus from the respective dates of filing; provided, however, that Conagra and Pinnacle are not incorporating any information furnished under Items 2.02 or 7.01 of any current report on Form 8-K unless specifically stated otherwise.

Conagra has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Conagra, as well as all pro forma financial information, and Pinnacle has supplied all such information relating to Pinnacle.

Documents incorporated by reference are available from Conagra or Pinnacle, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Conagra Brands, Inc.

222 Merchandise Mart Plaza, Suite 1300

Chicago, Illinois 60654

Telephone: (312) 549-5000

Attention: Investor Relations

Pinnacle Foods, Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

Telephone: (973) 541-6620

Attention: Investor Relations

You should not rely on information that purports to be made by or on behalf of Conagra or Pinnacle other than the information contained in or incorporated by reference into this proxy statement/prospectus. Neither Conagra nor Pinnacle has authorized anyone to provide you with information on behalf of Conagra or Pinnacle, respectively, that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated [                    ], 2018. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such information. Neither its mailing to stockholders nor the issuance of Conagra common stock in the merger will create any implication to the contrary.

Annex A

This merger agreement has been included to provide you with information regarding the terms of the merger. The representations, warranties and covenants made in this merger agreement by Conagra, Pinnacle, and Merger Sub were qualified and subject to important limitations agreed to by Conagra, Pinnacle, and Merger Sub in connection with negotiating the terms of this merger agreement. In particular, in your review of the representations and warranties contained in this merger agreement, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to this merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to this merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures are not reflected in this merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the proxy statement/prospectus, may have changed since the date of this merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the proxy statement/prospectus.

AGREEMENT AND PLAN OF MERGER

AMONG

PINNACLE FOODS INC.,

CONAGRA BRANDS, INC.

AND

PATRIOT MERGER SUB INC.

Dated as of June 26, 2018

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of June 26, 2018, is by and among Pinnacle Foods Inc., a Delaware corporation (the “Company”), Conagra Brands, Inc., a Delaware corporation (“Parent”), and Patriot Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). The Company, Parent and Merger Sub are each referred to herein as a “Party” and collectively, the “Parties.”

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent, and each outstanding Company Share (other than Excluded Shares) shall be converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (the “Transactions”), including the Merger, and (c) resolved to recommend that the holders of Company Shares adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of Merger Sub (the “Merger Sub Board”) have approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company with all of its property, rights, privileges, immunities, powers, franchises and authority shall continue unaffected by the Merger, except as set forth in Article II.

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Jones Day, 77 West Wacker, Chicago, Illinois 60601, at 10:00 A.M. (Central Time) on the third Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions) is satisfied or waived by the Party entitled to the benefit thereof in accordance with this Agreement.

1.3 Effective Time. At or promptly following the Closing on the Closing Date, the Company and Parent will cause a Certificate of Merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL, and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger (the “Effective Time”).

1.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

ARTICLE II

ORGANIZATIONAL DOCUMENTS

OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit A (the “Charter”) (and shall be the certificate of incorporation of the Surviving Corporation), until thereafter amended as provided therein or by applicable Law.

2.2 The Bylaws. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION

3.1 Directors. The Parties shall take all actions necessary so that the members of the Merger Sub Board at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2 Officers. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

4.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a) Subject to Section 4.3, each share of the common stock, par value $0.01 per share, of the Company (each a “Company Share,” and collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Appraisal Shares, Company Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and Company Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case, not held on behalf of third parties (each an “Excluded Share”)) shall be converted into, and become exchangeable for, the right to receive (i) $43.11 in cash (the “Cash Consideration”) and (ii) 0.6494 (the “Exchange Ratio”) of a share (the “Stock Consideration,” together with the Cash Consideration, the “Merger Consideration”) of common stock, par value $5.00 per share, of Parent (each, a “Parent Share” and collectively, the “Parent Shares”). At the Effective Time, all of the Company Shares (other than Excluded Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist and each certificate (a “Certificate”) formerly representing any of the Company Shares, and each non-certificated Company Share represented by book entry (each, a “Book Entry Company Share”), other than in each case those representing Excluded Shares, shall thereafter represent only the right to receive, without interest, (A) the Merger Consideration, (B) with respect to the Stock Consideration, the right, if any, to receive (1) pursuant to Section 4.2(f) cash in lieu of fractional Parent Shares into which such Company Shares have been converted pursuant to this Section 4.1(a) and (2) any distribution or dividend payable pursuant to Section 4.2(d), and (C) any declared but unpaid distributions or dividends with respect to the Company Shares.

(b) Subject to Section 4.3, each Company Share that is an Excluded Share shall be cancelled and shall cease to exist, with no consideration paid in exchange therefor.

(c) At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2 Exchange of Company Shares.

(a) Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, (i) at the Effective Time, certificates (or at Parent’s option, evidence of non-certificated Parent Shares in book-entry form (“Book Entry Parent Shares”)), constituting at least the amounts necessary for the Stock Consideration, (ii) at the Effective Time, cash in immediately available funds constituting at least the amounts necessary for the Cash Consideration, plus any cash paid in lieu of fractional Parent Shares payable pursuant to Section 4.2(f), and (iii) as necessary from time to time after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the Parent Shares to be issued or to be paid pursuant to Section 4.2(d) or with respect to the Company Shares to be paid pursuant to Section 4.1(a)(C), in exchange for Company Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu thereof as provided in Section 4.2(h)) or Book Entry Company Shares pursuant to the provisions of this Article IV (such cash, certificates for Parent Shares and evidence of Book Entry Parent Shares, together with the amount of any dividends or other distributions payable pursuant to this Article IV with respect thereto, in the aggregate, the “Exchange Fund”). The Exchange Agent shall invest the cash available in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate cash portion of the Cash Consideration plus cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book Entry Company Shares and shall obtain no rights or interests in the shares represented thereby.

(b) As promptly as practicable after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of Company Shares (other than Excluded Shares) that are evidenced by Certificates or Book Entry Company Shares not held through the Depository Trust Company (“DTC”) (i) a letter of transmittal (which shall be in customary form and specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Company Shares shall pass only upon delivery of the Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificates as provided in Section 4.2(h)) or transfer of the Book Entry Company Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book Entry Company Shares) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificates) or transferring the Book Entry Company Shares to the Exchange Agent in exchange for the Merger Consideration and any cash paid in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) and any dividends or distributions, in each case, to which the holder has the right to receive pursuant to Section 4.1(a)(C) or Section 4.2(d). With respect to Book Entry Company Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Company Shares (other than Excluded Shares) held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, any cash in lieu of fractional Parent Shares pursuant to Section 4.2(f) and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(c) Procedures for Surrender.

(i) After the Effective Time, and (A) upon surrender to the Exchange Agent of Company Shares (other than Excluded Shares) that are Certificates, by physical surrender of such Certificates (or affidavit of lost, stolen or destroyed Certificate in lieu of a Certificate, as provided in Section 4.2(h)) in accordance with the terms of the letter of transmittal and accompanying instructions, (B) upon the transfer of Company Shares (other than Excluded Shares) that are Book Entry Company Shares not held through DTC, in accordance with the terms of the letter of transmittal and accompanying instructions (including the delivery of any other documents the Exchange Agent may reasonably require), or (C) upon the transfer of Company Shares (other than Excluded Shares) that are Book Entry Company Shares held through DTC, including by delivery of an “agent’s message,” in accordance with DTC’s customary procedures and such other procedures as agreed by Parent, the Exchange Agent and DTC, the holder of such Company Shares shall be entitled to receive in exchange therefor, and Parent and the Surviving Corporation shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (1) the aggregate amount of Cash Consideration such holder is entitled to receive pursuant to Section 4.1(a), (2) the number of Certificates of Parent Shares or Book Entry Parent Shares representing, in the aggregate, the whole number of shares that such holder has a right to receive pursuant to Section 4.1(a), (3) any dividends or other distributions payable pursuant to Section 4.1(a)(C) or Section 4.2(d), and (4) any cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f), if applicable.

(ii) In the event of a transfer of ownership of Company Shares that are not registered in the transfer records of the Company, the Exchange Agent may make payment of the proper amount of Merger Consideration to such transferee if (A) in the case of Book Entry Company Shares, written instructions authorizing the transfer of the Book Entry Company Shares are presented to the Exchange Agent, (B) in the case of Certificates, the Certificates formerly representing such Company Shares are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any Parent Shares are to be delivered to a Person other than the holder in whose name any Company Shares are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Parent Shares to a Person other than the registered holder of any Company Shares, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

(iii) No interest shall be paid or accrue on any cash payable upon surrender of the Company Shares. Any Certificate that has been surrendered shall be cancelled by the Exchange Agent.

(d) Distributions with Respect to Unexchanged Company Shares. All Parent Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and, whenever a dividend or other distribution is declared by Parent in respect of Parent Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Stock Consideration issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Shares shall be paid to any holder of any unsurrendered Certificate or untransferred Book Entry Company Share until such Certificate (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificate as provided in Section 4.2(h)) or Book Entry Company Share is transferred for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificate as provided in Section 4.2(h)) or transfer of such Book Entry Company Share that has been converted into the right to receive the Merger Consideration, there shall be issued and/or paid to the holder of the certificates representing whole Parent Shares (or as applicable, Book Entry Parent Shares) issued in exchange therefor, without interest, (i) at the time of such surrender or transfer, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Shares with a record date after the Effective Time but with a payment date subsequent to surrender or transfer, as applicable.

(e) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book Entry Company Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the aggregate Merger Consideration (and to the extent applicable, cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) and/or any dividends or other distributions pursuant to Section 4.1(a)(C) or Section 4.2(d)) to which the holder thereof is entitled pursuant to this Article IV.

(f) Fractional Company Shares. Notwithstanding any other provision of this Agreement, no fractional Parent Shares will be issued and any holder of Company Shares entitled to receive a fractional Parent Share but for this Section 4.2(f) shall be entitled to receive a cash payment in lieu thereof, without interest, rounded down to the nearest whole cent, which payment shall be calculated by the Exchange Agent and shall be an amount equal to the product of (i) the average of the closing prices per Parent Share on the New York Stock Exchange (the “NYSE”) (as published in The Wall Street Journal), for the ten full trading days ending on the second Business Day immediately preceding the date on which the Effective Time occurs multiplied by (ii) the fraction of a Parent Share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Shares.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any Parent Shares) that remains unclaimed by the stockholders of the Company for one year after the Effective Time shall be delivered to Parent. Any holder of Company Shares (other than Excluded Shares) who has theretofore not complied with this Article IV shall thereafter look only to Parent for delivery of any Merger Consideration (and to the extent applicable, cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) and/or any dividends or other distributions pursuant to Section 4.1(a)(C) or Section 4.2(d)), payable and/or issuable pursuant to Section 4.1 and Section 4.2 upon due surrender of their Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificates as provided in Section 4.2(h)) or transfer of Book Entry Company Shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against Parent, the Exchange Agent or any of Parent’s Subsidiaries with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration, and (to the extent applicable) any cash pursuant to Section 4.2(f) or unpaid dividends or other distributions pursuant to Section 4.1(a)(C) or Section 4.2(d), that would have been payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

4.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Company Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 4.1(a), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with and to the extent provided in Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL with respect to Appraisal Shares, then the right of such holder to seek appraisal of such Company Shares shall cease and such Company Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 4.1(a), without interest (and to the extent applicable, cash in lieu of fractional Parent Shares payable pursuant to Section 4.2(f) and/or any dividends or other distributions pursuant to Section 4.1(a)(C) or Section 4.2(d)). The Company shall give prompt notice, and in any event within two Business Days of receipt, to Parent of any demands received by the Company for appraisal of any Company Shares and any withdrawals of such demands, and Parent shall participate in and control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

4.4 Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares or the issued and outstanding Parent Shares or securities convertible or exchangeable into or exercisable for Parent Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change and as so adjusted shall, from and after the date of such event, be the Merger Consideration; provided that nothing in this Section 4.4 shall be construed to permit the Company or Parent to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

4.5 Treatment of Company Equity Awards.

(a) Company Options. At the Effective Time, each option to purchase Company Shares (each, a “Company Option”) that is outstanding and unvested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company Option) (each such Company Option, an “Unvested Company Option”), shall, automatically and without any required action on the part of the holder thereof, be converted into a cash-settled stock appreciation right relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares subject to the Unvested Company

Option immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio, at a base price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share of such Company Option immediately prior to the Effective Time divided by (B) the Equity Award Exchange Ratio. Except as specifically provided above, following the Effective Time, each Unvested Company Option shall continue to be governed by substantially the same terms and conditions (including the terms set forth on Section 4.5 of the Company Disclosure Letter) as were applicable to such Unvested Company Option immediately prior to the Effective Time; provided that the base price and number of Parent Shares subject to this provision shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code; and further provided that, for clarification, such stock appreciation right shall be settled solely in cash. Immediately prior to the Effective Time, each Company Option that is outstanding and vested as of the Effective Time (taking into account the application of any vesting acceleration provisions set forth in the terms of such Company Option) shall, automatically and without any required action on the part of the holder thereof, be cancelled in exchange for the right to receive an amount, solely in cash (without interest and less applicable withholdings in accordance with Section 4.6), equal to the number of Company Shares subject to such Company Option as of immediately prior to the Effective Time multiplied by the excess, if any, of the Equity Award Cash-Out Consideration over the exercise price per share of such Company Option. Such cash payment shall be paid as soon as reasonably practicable after the Effective Time (but in no event later than the end of the first regular payroll period commencing immediately following the Effective Time).

(b) Company RSUs. At the Effective Time, each restricted stock unit entitling the holder thereof to Company Shares or cash equal to the value of Company Shares with only time-based vesting requirements (each, a “Company RSU”) that is outstanding and unvested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company RSU) (each such Company RSU, an “Unvested Company RSU”) shall, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit denominated in Parent Shares entitling the holder thereof to solely cash equal to the value of the number of Parent Shares (rounded up to the nearest whole number) equal to (i) the number of Company Shares subject to such Unvested Company RSU immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted stock unit shall continue to be governed by substantially the same terms and conditions (including the terms set forth on Section 4.5 of the Company Disclosure Letter) as were applicable to such Unvested Company RSU immediately prior to the Effective Time. At the Effective Time, each Company RSU that is outstanding and vested as of the Effective Time (taking into account the application of any vesting acceleration provisions set forth in the terms of such Company RSU), shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into only the right to receive an amount solely in cash equal to the Equity Award Cash-Out Consideration, and an amount solely in cash equal to any accumulated and unpaid dividend equivalents, in each case, with respect to each Company Share subject to such Company RSU immediately prior to the Effective Time (without interest and less applicable withholdings in accordance with Section 4.6) as soon as reasonably practicable after the Effective Time (but in no event later than the end of the first regular payroll period commencing following the Effective Time); provided that, with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid or settled as soon as reasonably practicable after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment or settlement shall be made at the earliest time permitted under the terms of such award that will not trigger a Tax or penalty under Section 409A of the Code.

(c) Company Performance Share Awards and Performance Share Unit Awards.

(i) At the Effective Time, each award in respect of Company Shares with any performance-based vesting requirements (other than Company PSUs) (each, a “Company PSA”) that is unvested as of immediately prior to the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company PSA) (each such Company PSA, an “Unvested Company PSA”), shall be deemed to be two separate awards consisting of the Company PSA Portion and the Company PSU Portion to be treated as set forth in this

Section 4.5(c)(i) and Section 4.5(c)(ii), respectively, provided that the holder of such Unvested Company PSA shall first have delivered to Parent a release, in form and substance reasonably acceptable to Parent. A portion of the Company Shares represented by the Company PSA Portion will become vested in full and free of restrictions based upon actual performance as determined by the Company Board (or the appropriate committee thereof) and reasonably agreed to by the Parent Board (or the appropriate committee thereof) as of immediately prior to the Effective Time. Such vested amount of the Company PSA Portion and each Company PSA that is vested as of the Effective Time (taking into account the application of any vesting acceleration provisions set forth in the terms of such Company PSA) shall be cancelled and converted into only the right to receive the Merger Consideration, and an amount in cash equal to any accumulated and unpaid dividends, with any fractional Parent Share otherwise issuable settled in cash in accordance with Section 4.2(f)) in each case, without interest and less applicable withholdings in accordance with Section 4.6 and as soon as reasonably practicable after the Effective Time (but in no event later than the end of the first regular payroll period commencing immediately following the Effective Time). The Company PSU Portion will be treated as an Unvested Company PSU as set forth in Section 4.5(c)(ii) below. The other details of this treatment, if any, will be reasonably agreed to by the Company and Parent.

(ii) At the Effective Time, each performance share unit in respect of Company Shares with any performance-based vesting requirements, including the Company PSU Portions of the Unvested Company PSAs described in Section 4.5(c)(i), but otherwise excluding any other portion of the Company PSAs (each, a “Company PSU”) that is outstanding and unvested as of immediately prior to the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company PSU) (each such Company PSU, an “Unvested Company PSU”), shall, automatically and without any action on the part of the holder thereof, be converted into a time-based cash-settled restricted stock unit, denominated in Parent Shares. The number of Parent Shares subject to such restricted stock unit (rounded up to the nearest whole number) shall be equal to (x) the number of Company Shares subject to such Unvested Company PSU immediately prior to the Effective Time multiplied by (y) the Equity Award Exchange Ratio. The number of Company Shares subject to such Unvested Company PSU shall be based upon actual performance as determined by the Company Board (or the appropriate committee thereof) and reasonably agreed to by the Parent Board (or the appropriate committee thereof) as of immediately prior to the Effective Time. Except as specifically provided above, following the Effective Time, each such Unvested Company PSU shall continue to be governed by substantially the same terms and conditions (including the terms set forth on Section 4.5 of the Company Disclosure Letter, but excluding any performance conditions and any settlement in any form other than in cash) as were applicable to such Unvested Company PSU immediately prior to the Effective Time.

(iii) At the Effective Time, each Company PSU that is vested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company PSU) shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into only the right to receive an amount solely in cash equal to the Equity Award Cash-Out Consideration, and an amount solely in cash equal to any accumulated and unpaid dividend equivalents, in each case, with respect to each Company Share subject to such earned Company PSU immediately prior to the Effective Time as determined in the accordance with the following sentence. Such Company PSU will be earned based upon actual performance as determined by the Company Board (or the appropriate committee thereof) and reasonably agreed to by the Parent Board (or the appropriate committee thereof) as of immediately prior to the Effective Time. Such Company PSU will be paid without interest and less applicable withholdings in accordance with Section 4.6 as soon as reasonably practicable after the Effective Time (but in no event later than the end of the first regular payroll period commencing immediately following the Effective Time). Notwithstanding the foregoing, with respect to any Company PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid or settled as soon as reasonably practicable after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment or settlement shall be made at the earliest time permitted under the terms of such award that will not trigger a Tax or penalty under Section 409A of the Code.

(d) Corporate Actions. Prior to the Effective Time, the Company, the Company Board, Parent, the Parent Board, or the appropriate committees of the Company Board or the Parent Board, as applicable, shall adopt any resolutions and take any actions which are necessary or appropriate to effectuate the provisions of this Section 4.5. The Company shall take all actions necessary or appropriate to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of the Company Options, Company RSUs, Company PSUs or Company PSAs. If necessary, as of no later than the Effective Time, Parent shall file a registration statement with the SEC on Form S-8 (or other applicable form) with respect to the Parent Shares subject to the Company Options, Company RSUs, Company PSUs and Company PSAs that are converted pursuant to this Section 4.5, and Parent shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such converted awards remain outstanding.

4.6 Withholdings. Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration, or other amounts, payable or otherwise deliverable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. Any amount deducted or withheld pursuant to this Section 4.6, and paid over to the appropriate taxing authority shall be treated as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in the Company Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being agreed that nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1(b), Section 5.1(c)(ii), Section 5.1(j) or Section 5.1(s)) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. The Company and each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of each jurisdiction where the Company and its Significant Subsidiaries are organized. No Subsidiary of the Company owns or has any outstanding right in any Company Shares.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 500,000,000 Company Shares and 50,000,000 shares of preferred stock, value $0.01 per share (“Company Preferred Shares”). As of the close of business on June 21, 2018 (the “Capitalization Date”), (A) 119,184,208 Company Shares were issued and outstanding (not including Company Shares held in treasury), of which none were Company Restricted Shares and 122,094 were performance shares that are Company PSAs, (B) 1,000,000 Company Shares were held in treasury, (C) no Company Preferred Shares were issued or outstanding, (D) 2,040,876 Company Shares were issuable upon the exercise of outstanding Company Options, which had a weighted average exercise price of $41.87, (E) 457,284 Company Shares were subject to outstanding Company RSUs, (F) 675,266 Company Shares were subject to outstanding Company PSUs, (assuming achievement of the applicable performance measures at the maximum level, but excluding the Company PSU Portion of the Unvested Company PSAs) and 122,094 Company Shares were subject to the Company PSU Portion of the Unvested Company PSAs, (G) 4,276,815 Company Shares were reserved and available for issuance under the Company Stock Plans, and (H) (1) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding and (2) there are no equity awards pursuant to which Company Shares are issuable, reserved for issuance or outstanding, other than outstanding Company Options, Company RSUs, Company PSAs and Company PSUs identified in the forgoing clauses (C) through (F).

(ii) All outstanding Company Shares are, and all Company Shares reserved for issuance, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable. Each of the outstanding shares of capital stock or other securities of each of the Subsidiaries of the Company is duly authorized, validly issued, fully paid and non-assessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all Liens. Except as set forth above in Section 5.1(b)(i) and for changes after the date of this Agreement in compliance with Section 6.1(a), there are no (A) shares of capital stock or other securities of, or ownership interests in, the Company, (B) securities of the Company convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in the Company, (C) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (1) give any Person the right to purchase, subscribe or acquire from the Company or (2) obligate the Company to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, the Company, or (D) obligations of the Company to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, the Company or any Subsidiary of the Company (other than in connection with (x) the payment of the exercise price of Company Options (including in connection with “net” exercises), (y) Tax withholding in connection with the exercise of Company Options and vesting of Company RSUs, Company PSUs or Company PSAs, and (z) forfeitures of Company Options, Company RSUs, Company PSUs or Company PSAs). Upon any issuance of any Company Shares in accordance with the terms of the Company Equity Awards, such Company Shares will be duly authorized, validly issued, fully paid and non-assessable. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of the Company.

(iii) Section 5.1(b)(iii) of the Company Disclosure Letter sets forth each Subsidiary of the Company that is not wholly-owned by the Company or another wholly-owned Subsidiary of the Company and, in each case, the respective jurisdiction of organization, a statement of the capitalization and the name of every other equity holder (or Person holding a right to acquire equity) of such Subsidiary of the Company.

(iv) Except as set forth above in Section 5.1(b)(i) and for changes after the date of this Agreement in compliance with Section 6.1(a), there are no (A) securities of any of the Subsidiaries of the Company convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in any Subsidiary of the Company, (B) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that

(1) give any Person the right to purchase, subscribe or acquire from any Subsidiary of the Company or (2) obligate any Subsidiary of the Company to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, any Subsidiary of the Company, or (C) obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, any Subsidiary of the Company. There are no voting trusts or other agreements or understandings to which any Subsidiary of the Company is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of the any Subsidiary of the Company.

(c) Corporate Authority; Approval.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Company Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). The Requisite Company Vote is the only vote of the holders of capital stock of the Company that is necessary under applicable Law, NYSE rules, and the Company’s certificate of incorporation and bylaws to adopt, approve and authorize this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Company Board has (A) unanimously approved this Agreement and declared advisable and in the best interest of its stockholders, the acquisition of the Company by Parent by means of the merger of Merger Sub with and into the Company, with the Company being the surviving entity, and resolved to recommend the adoption of this Agreement to the holders of Company Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Company Shares for their adoption, and (C) received the respective opinions of each of its financial advisors, Credit Suisse Securities (USA) LLC and Evercore Group L.L.C., to the effect that, based upon and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of their respective opinions, the Merger Consideration to be received by the holders of Company Shares (other than Excluded Shares) in the Merger is, as of the date of such opinions, fair, from a financial point of view, to such holders. A copy of the written opinions of Credit Suisse Securities (USA) LLC and Evercore Group L.L.C. rendered to the Company Board will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company. The Company Board has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the Transactions in the manner contemplated hereby.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, and with any other applicable national, federal, state or foreign applicable Laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purposes or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”), the Exchange Act and the Securities Act, (C) required to be made with the NYSE, and (D) under state securities, takeover and “blue sky” Laws, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions, or in connection with the continuing operation of the business of the Company and its

Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other Transactions will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to (1) any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (whether written or oral) (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, (2) assuming (solely with respect to performance of this Agreement and the consummation of the Merger and the other Transactions) compliance with the matters referred to in Section 5.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict, violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports, schedules and documents (including exhibits and other information incorporation therein) required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 27, 2015 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished (or in the case of a registration statement under the Securities Act, at the time such registration statement was declared effective by the SEC) complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Company Reports and none of the Company Reports (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company (other than any such investigations or inquiries beginning or initiated after the date of this Agreement, that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole). As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and none of the Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, as applicable, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries, as applicable, are being made only in accordance with authorizations of management and directors of the Company, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s or any of its Subsidiaries’, as applicable, assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of the Company Board (1) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s, ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent as of the date of this Agreement a summary of any such disclosure made by management to the Company’s independent registered public accounting firm and audit committee since the Applicable Date. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Company Employees regarding questionable accounting or auditing matters, have been received by the Company.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Company Reports, including any related notes and schedules, fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes.

(i) Since December 31, 2017, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice.

(ii) Since December 31, 2017 through the date of this Agreement, there has not been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences in the business, results of operations, properties, assets, liabilities, operations or financial condition of the Company that individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

(iii) From December 31, 2017 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity, except in each case for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, known or unknown, asserted or unasserted, absolute, determined, determinable or otherwise, and whether or not accrued, that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than: (i) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Company Reports or in the notes to such balance sheet; (ii) liabilities or obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company Reports; (iii) liabilities or obligations incurred in connection with the Transactions; and (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h) Employee Benefits.

(i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy of the following items (in each case, only if applicable): (A) plan documents and all related trust agreements, insurance contacts, or other funding arrangements; (B) written descriptions of any Company Benefit Plans that are not set forth in writing; (C) the most recent summary plan description together with the summary or summaries of material modifications thereto; (D) the most recent annual actuarial valuation; and (E) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan, with respect to any such issue that remains outstanding.

(ii) Except as set forth on Section 5.1(h)(ii) of the Company Disclosure Letter, neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan. Neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has, within the preceding six years, incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to a Multiemployer Plan or a “multi-employer pension plan” as defined in any applicable law in Canada that has not been satisfied in full.

(iii) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code or registered under the Income Tax Act (Canada), as applicable, is so qualified or so registered and each such plan as currently in effect has received a favorable determination letter or opinion to that effect from the IRS and the Company is not aware of any reason why any such determination letter should be revoked, or has received confirmation of such registration, as applicable, and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter or opinion letter from the IRS or confirmation of registration, as applicable, that would adversely affect the qualification or registration or tax exemption of any such Company Benefit Plan. The Company has made available to Parent copies of the most recent IRS determination letter or opinion with respect to each such Company Benefit Plan. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) each Company Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Benefit Plan, (B) there are no pending or, to the Knowledge of the Company, threatened actions, disputes, suits, claims, arbitrations or legal, administrative or governmental action against any Company Benefit Plan, any fiduciary thereof, the Company or any of its Subsidiaries, and (C) all contributions, premiums and any other payments required to be made by the Company or any of its ERISA Affiliates to any Company Benefit Plan have been made on or before their applicable due dates. To the Knowledge of the Company none of the Company, nor any of its Subsidiaries, nor any officer of the Company or of any of its Subsidiaries nor any of the Company Benefit Plans, any trusts created thereunder or any trustee or administrator or “party in interest” or “disqualified person” with respect to a Company Benefit Plan, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject any Company Benefit Plan, the Company, any of its Subsidiaries or any officer of the Company or of any Subsidiary to any Tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any material liability under Section 502(i) or 502(1) of ERISA. There is no current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any or its Subsidiaries other than for continuation coverage required to be provided pursuant to Section 4980B of the Code or any local applicable Laws.    Neither the Company nor any of its Subsidiaries has made any binding commitment to materially modify, change or terminate any Company Benefit Plan or to adopt any plan, policy, contract or arrangement, which, if adopted, would constitute a Company Benefit Plan.

(iv) Neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or any pension plan that contains a “defined benefit provision” as described in section 147.1(ii) of the Income Tax Act (Canada), or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code, or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA or a “multi-employer plan” by virtue of any local applicable Laws. Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, no liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is reasonably expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings to terminate any such Company Benefit Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(v) Except as otherwise contemplated by this Agreement, or has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the execution and delivery of this Agreement, the Requisite Company Vote or other approval of this Agreement, and the consummation of the Transactions will not, either alone or in combination with another event: (A) result in the accelerated vesting or payment of, or any increase in, or in the funding (through a grantor trust or otherwise) of, any compensation or benefits to any present or former employee, consultant or director, officer or independent contractor of the Company or any of its Subsidiaries; (B) result in the entitlement of any present or former employee, consultant, director, officer or independent contractor of the Company or any of the Subsidiaries to severance or termination pay or benefits; (C) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; (D) result in any forgiveness of Indebtedness or obligation to fund benefits with respect to any such employee, director, officer, consultant or independent contractor; or (E) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan.

(vi) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no agreement, plan, arrangement or other Contract covering any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. No director, officer, employee or independent contractor of the Company or any Subsidiary of the Company is entitled to receive or will receive any gross-up or additional payment by reason of the “additional tax” or “excise tax” required by Section 409A or 4999 of the Code being imposed on such Person.

(vii) No Company Benefit Plan is maintained outside of the United States for the benefit of current and former service providers of the Company or any of its Subsidiaries who are situated outside of the United States or otherwise is subject to the Laws of any Governmental Entity other than those of the United States.

(viii) Section 5.1(h)(viii) of the Company Disclosure Letter contains a true, complete and accurate list, as of the Capitalization Date, of each Company Equity Award outstanding under the Stock Plans, including the holder’s identification number, date of grant, expiration date, number of Company Shares subject to such Company Equity Award, Stock Plan under which it was granted, and, where applicable, exercise price and vesting schedule.

(ix) Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per Company Share equal to or greater than the fair market value of a Company Share on the date of such grant, (C) has a grant date identical to the date on which the Company Board or compensation committee thereof actually awarded such Company Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Reports, respectively.

(i) Compliance with Laws.

(i) The Company and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all and have not violated any applicable federal, state, local or foreign laws, statutes, ordinances, treaties, conventions, codes, common laws or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits issued, promulgated, adopted or applied by any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is, to the Knowledge of the Company, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (x) the Company and its Subsidiaries, have each obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions, allowances, credits and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted and (y) all such Licenses are valid and in full force and effect.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, (A) the Company and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance with the Anti-Corruption Laws and the Trade Laws, (B) the Company and its Subsidiaries have developed and currently implement a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws and the Trade Laws, (C) there have been no voluntary disclosures by the Company or any of its Subsidiaries under any Anti-Corruption Law or Trade Law, (D) no Governmental Entity has notified the Company or any Subsidiary of the Company in writing of any actual or alleged violation or breach of any Anti-Corruption Law or Trade Law, (E) neither the Company nor any Subsidiary of the Company has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any such Subsidiary’s compliance with any Anti-Corruption Law or Trade Law, and to the Company’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (F) neither the Company nor any Subsidiary of the Company has been or is now under any administrative, civil or criminal charge or indictment or, to the Company’s Knowledge, investigation alleging non-compliance with the Anti-Corruption Laws or the Trade Laws, nor, to the Company’s Knowledge, is there any reasonable basis for any such charge, indictment or investigation, and (G) since the Applicable Date, neither the Company nor any Subsidiary of the Company has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption Law or Trade Law, nor, to the Company’s Knowledge, is there any reasonable basis for any such proceeding, and there are no unresolved questions or claims concerning the liability of the Company or any Subsidiary of the Company with respect to any such Laws.

(iii) Neither the Company nor any of its Subsidiaries, nor any director, officer or employee of the Company or any of its Subsidiaries, or, to the Company’s Knowledge, any agent or other Person acting for, on behalf of, or at the direction of the Company or any of its Subsidiaries has, since the Applicable Date, provided, offered, gifted or promised, directly or indirectly, anything of value to any Government Official, political party or candidate for government office, nor provided or promised anything of value to any other Person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any Government Official, political party or candidate for government office, for the purpose of:

(A) influencing any act or decision of such official, party or candidate in his or her official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of the Company or its Subsidiaries; or

(B) inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

(iv) Since the Applicable Date, neither the Company, nor any of its Subsidiaries, nor any employees, officers or directors of the Company or its Subsidiaries, or, to the Company’s Knowledge, any agents or other Persons acting for, on behalf of, or at the direction of the Company or any of its Subsidiaries has: (A) been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Entity of the United States, including the list of Specially Designated Nationals and Blocked Persons, the list of Foreign Sanctions Evaders, the Sectoral Sanctions Identifications List, the Denied Persons List, the Entity List and the Debarred List; (B) participated in any transaction involving such designated person or entity, or any country subject to an embargo or substantial restrictions on trade under the Trade Laws; (C) exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology or services in violation of the Trade Laws; or (D) participated in any transaction connected with any purpose prohibited by the Trade Laws, including, without limitation, support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(j) Takeover Statutes. Other than Section 203 of DGCL (pursuant to which the Company has taken all action necessary to exempt the Merger, this Agreement and the Transactions), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Company, the Company Shares, the Merger or the other Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

(k) Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) In the past five years, the Company and each Subsidiary of the Company has been in compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession of all Licenses and other governmental authorizations required under all Environmental Laws (“Environmental Permits”), and compliance with the terms and conditions thereof. Since the Applicable Date, (A) neither the Company nor any Subsidiary of the Company has received any written communication alleging that the Company or any Subsidiary of the Company is not in such compliance, and (B) to the Knowledge of the Company, there is no reasonable basis for the revocation, adverse modification, or non-renewal of any Environmental Permits held by the Company or any Subsidiary of the Company, or for the denial of any pending application for, or modification of the proposed terms of, any Environmental Permit necessary for the Company or any Subsidiary of the Company to operate as currently planned.

(ii) There is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company, or to the Knowledge of the Company against any Person whose liability for any Environmental Claim the Company or any Subsidiary of the Company has retained or assumed either contractually or by operation of law.

(iii) To the Knowledge of the Company, except with respect to the matters that have been fully resolved prior to the date of this Agreement with no further liability or obligations, there are no past or present actions, activities, circumstances, facts, conditions, events or incidents, including the presence, Release or threatened Release of any Hazardous Substance, that would reasonably be expected to form the basis of any Environmental Claim against, or any liability under any Environmental Law of, the Company or any Subsidiary of the Company, or any Person whose the Company or any Subsidiary of the Company has retained or assumed either contractually or by operation of law.

(l) Taxes. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) Each of the Company and its Subsidiaries (A) has timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it and all such filed Tax Returns are correct and complete and were prepared and filed in accordance with applicable Law; (B) has paid or withheld all Taxes that are required to have been paid or withheld by it, as applicable, other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved for under GAAP; and (C) does not have in effect any waiver or extension of any statute of limitations with respect to Taxes or any waiver or extension of time with respect to a Tax assessment or deficiency.

(ii) There is not pending any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters of the Company or its Subsidiaries, and, since the Applicable Date, none of the Company or its Subsidiaries has received written notice of any threatened audits or investigations relating to any Taxes.

(iii) A true, complete and accurate copy of each income Tax Return filed by or on behalf of the Company or any of its Subsidiaries prior to the date of this Agreement with respect to a Tax period beginning on or after the Applicable Date has been made available to Parent.

(iv) Since the Applicable Date, no claim has been made in writing against the Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where the Company or its Subsidiaries did not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(v) Neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return for which the relevant statute of limitations has not expired, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company or any of its Subsidiaries was the common parent, or (B) has any liability for Taxes of any Person (other than the Company or such applicable Subsidiaries) (1) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (2) as a transferee or successor, or (3) by Contract, other than agreements entered into in the ordinary course of business that do not primarily relate to Tax matters.

(vi) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the five-year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(vii) Neither the Company nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(viii) No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for Permitted Liens.

(ix) Since the Applicable Date, no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(x) Neither the Company nor any of its Subsidiaries will be required to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time, as a result of any (A) change in accounting method for a Tax period ending at or before the Effective Time under Section 481(c) of the Code (or any similar provision of state, local or foreign Law), (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), (C) installment sale or open transaction disposition made prior to the Effective Time, (D) prepaid amount received prior to the Effective Time, or (E) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(m) Labor Matters.

(i) Section 5.1(m)(i) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of each material collective bargaining agreement, effects bargaining agreement or other agreement between the Company or any of its Subsidiaries and any labor organization representing individuals employed by or otherwise performing services for the Company or any of the Subsidiaries of the Company (“Company Employees”) including, without limitation, all agreements subject to enforcement under Section 301 of the Labor Management Relations Act (collectively, the “Company Labor Agreements”), setting forth for each Company Labor Agreement, the parties thereto and the expiration date. The Company has made available to Parent a complete and accurate copy of each Company Labor Agreement.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (A) neither the Company nor any of the Subsidiaries of the Company is a party to or bound by any collective bargaining agreement, agreement with any works council, or labor contract, except as set forth in Section 5.1(m)(ii) of the Company Disclosure Letter; (B) no labor union, labor organization, works council, or group of employees of the Company or any of the Subsidiaries of the Company has made a pending demand for recognition or certification; (C) to the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority involving the Company or any Subsidiary of the Company; (D) neither the Company nor any Subsidiary of the Company has engaged in any unfair labor practice with respect to any Company Employees; (E) there is no unfair labor practice charge, material grievance or other labor-related or employment-related administrative, arbitral or judicial complaint, action or investigation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the Subsidiaries of the Company by the National Labor Relations Board, any arbitration body or any other Governmental Entity (which for the purpose of this representation shall include arbitration proceedings) with respect to any Company Employee; (F) to the Knowledge of the Company, there are no labor union organizing activities with respect to any Company Employee; and (G) there is no labor strike, lockout, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Subsidiary of the Company and no such strike, lockout, slowdown or stoppage has occurred since the Applicable Date.

(iii) Since the Applicable Date, neither the Company nor any of its Subsidiaries have implemented any location closing, mass layoff or redundancy or collective dismissal of employees that could require notice and/or consultation under any Laws (including the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”), or any similar state or local plant closing or mass layoff statute, rule or regulation) and the Company and the Subsidiaries of the Company have, as applicable, provided notice to and obtained the consent or opinion of, or otherwise satisfied any applicable procedural and substantive requirements vis-à-vis, any labor union, labor organization, works council or similar representative body, in connection with the execution of this Agreement and consummation of the Transactions.

(iv) The Company and the Subsidiaries of the Company are and have been since the Applicable Date in compliance with all collective bargaining agreements, agreements with any works council, or labor contracts to which the Company or any of the Subsidiaries of the Company is a party or bound and with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours, pay equity, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations and unemployment insurance, except for noncompliance as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(n) Intellectual Property.

(i) Section 5.1(n)(i) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of all Intellectual Property currently registered or subject to a pending application for registration in the name of the Company or any Subsidiary of the Company. To the Knowledge of the Company, the Company or a Subsidiary of the Company is the sole and exclusive owner of all such Intellectual Property.

(ii) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) the Company and the Subsidiaries of the Company own, license or otherwise have the valid right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens other than Permitted Liens; (B) no proceedings or Orders are pending or, to the Knowledge of the Company, have been threatened in writing (including cease and desist letters or requests for a patent license) in the past three years against the Company or any Subsidiary of the Company with regard to any Intellectual Property; (C) the operation of the Company’s business and the businesses of the Subsidiaries of the Company as currently conducted and as conducted in the past three years does not infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person and, to the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to the Company or any of the Subsidiaries of the Company; (D) all registrations and applications for Company Intellectual Property owned by the Company or any of the Subsidiaries of the Company are subsisting and unexpired and to the Knowledge of the Company, are valid and enforceable; (E) the Company and each Subsidiary of the Company take commercially reasonable actions to protect the confidentiality of Trade Secrets included in the Company Intellectual Property, and to the Knowledge of the Company, there has not been any disclosure of any Trade Secrets in a manner that has resulted or is reasonably likely to result in the loss of such Trade Secrets or other rights in and to such information; and (F) the Company and each Subsidiary of the Company take commercially reasonable actions to maintain and protect the integrity, security and operation of their software and systems (and all information transmitted thereby or stored therein), and there have been no violations of Law or the policies and procedures of the Company and any Subsidiary of the Company in the past three years with respect to the matters described in this clause (ii).

(iii) To the Knowledge of Company, the Key Company Trademarks are available for use and registration by the Company and the Subsidiaries of the Company in connection with the corresponding food or beverage products to which they pertain in each of the jurisdictions set forth in Section 5.1(n)(iii) of the Company Disclosure Letter.

(iv) The Company and each of the Subsidiaries of the Company have obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, Company Intellectual Property assignments of any work, invention, improvement or other rights in or to such Company Intellectual Property to the Company or its Subsidiaries, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(v) The Company and its Subsidiaries have at all times in the past three years maintained in place reasonable security measures, controls, technologies, polices and safeguards reasonably designed to protect Personal Information, Company Data and confidential information related to the businesses of each of the Company and its Subsidiaries from a Security Breach. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries have implemented a reasonable plan, or plans, that, as appropriate, (A) identifies internal and external risks to the security of Personal Information, Company Data and confidential information related to the businesses of each of the Company and its Subsidiaries; (B) implements, monitors and maintains adequate and effective administrative, electronic and physical safeguards to control those risks; (C) maintains notification procedures in compliance with applicable Laws in the case of any breach of security compromising data, including data containing Personal Information, Company Data or confidential information related to the businesses of each of the Company and its Subsidiaries; and (D) provides for the prevention of data loss. The Company and its Subsidiaries (including its subcontractors) maintain disaster recovery and business continuity plans, procedures and facilities that are commercially reasonable and that materially satisfy contractual and legal obligations with respect to the businesses of each of the Company and its Subsidiaries.

(vi) During the past three years there has been no Security Breach with respect to the Company, except in each case as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company and its Subsidiaries have at all times in the past three years used in all material respects industry-standard controls, technologies, processes and practices to detect, identify and remediate Security Breaches.

(vii) The Company and its Subsidiaries have complied at all times in the past three years in all material respects with all relevant requirements of any applicable data protection Law, Order or industry standard setting organizations, including compliance with their own data protection principles, requests from data subjects for access to data held by the Company and its Subsidiaries and any Law, Order or industry standard requirements relating to the registration of data users insofar as the same pertain to any aspect of the businesses of each of the Company and its Subsidiaries. Each of the Company and its Subsidiaries has complied in all material respects and is currently conducting its business in compliance in all material respects with all applicable Laws and industry standards governing the privacy, security or confidentiality of Personal Information. Since the Applicable Date, the Company and its Subsidiaries have not received any Order or other notification from a Governmental Entity or any other Person regarding material non-compliance or violation of any data protection principles or Law, except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole. Since the Applicable Date, all data gathered and collected from third party sources have been gathered and collected without material violation of any data protection principles, Law, Contract or Intellectual Property right held by third parties, except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole. Since the Applicable Date, no Person has claimed any compensation from the Company for the loss of or unauthorized disclosure or transfer of personal data and no facts or circumstances exist that would reasonably be expected to give rise to such a claim insofar as the same relate to the Company, except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole.

(viii) The Company and its Subsidiaries are in compliance in all material respects with the terms of all Contracts to which the Company and its Subsidiaries are a party relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, storage, transfer or disposal of Personal Information).

(o) Insurance. All insurance policies (“Insurance Policies”) with respect to the business and assets of the Company and the Subsidiaries of the Company are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of the Subsidiaries of the Company is in material breach or default, and neither the Company nor any of the Subsidiaries of the Company have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification of any material Insurance Policies. With respect to each of the legal proceedings set forth in the Company Reports, no such insurer has informed the Company or any of the Subsidiaries of the Company of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. The

Company and the Subsidiaries of the Company have not received any written notice of cancellation of any of the Insurance Policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, all appropriate insurers under the Insurance Policies have been timely notified of all material pending litigation and other potentially insurable material losses Known to the Company, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

(p) Material Contracts. Except for this Agreement and the Contracts filed as exhibits to publicly available Company Reports, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) pursuant to which the Company or any Subsidiary of the Company has any material continuing “earn-out” or other contingent payment obligations arising in connection with the acquisition or disposition by the Company of any business;

(iii) containing any standstill or similar provision remaining in effect pursuant to which the Company or any Subsidiary of the Company has agreed not to acquire securities or material assets of another Person;

(iv) that (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, or (C) grants “most favored nation” status that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Surviving Corporation and its Subsidiaries; provided that clause (A) shall not include any Contract entered into in the ordinary course of business consistent with past practice, solely as a result of the fact that the Contract imposes exclusivity obligations (x) that do not restrict the business of the Company or its Subsidiaries (or, after the Effective Time, Parent of its Subsidiaries) in any material respect or (y) if such Contract can be terminated without any penalty on 90 days’ notice or less;

(v) that (A) is an indenture, loan or credit Contract, loan note, mortgage Contract, letter of credit or other Contract representing or otherwise in respect of or relating to Indebtedness of the Company or any Subsidiary of the Company in an outstanding principal amount in excess of $5,000,000, individually or in the aggregate, (B) is a guarantee by the Company or any Subsidiary of the Company of Indebtedness or any other obligation of any Person other than the Company or a wholly-owned Subsidiary of the Company in excess of $5,000,000, individually or in the aggregate, or (C) provide for any Lien on any asset of the Company or any Subsidiary of the Company;

(vi) that grants (A) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (B) puts, calls or similar rights, to any Person (other than the Company or a wholly-owned Subsidiary of the Company), in each case with respect to any asset that is material to the Company;

(vii) that was entered into to settle any material litigation and which imposes material ongoing obligations on the Company or included any acknowledgement of guilt or liability;

(viii) limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(ix) pursuant to which (A) the Company or any of its Subsidiaries grants to any third party any license, release, covenant not to sue or similar right with respect to material Intellectual Property or (B) the

Company or any of its Subsidiaries receives a license, release, covenant not to sue or similar right with respect to any material Intellectual Property owned by a third party (other than generally commercially available software in object code form);

(x) that is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 10% or more, other than with respect to any wholly-owned Subsidiary of the Company;

(xi) that relates to the acquisition or disposition of any business or assets pursuant to which the Company or any of its Subsidiaries has any liability in excess of $7,500,000 individually or $15,000,000 in the aggregate; or

(xii) that requires or is expected to require in the next year aggregate annual payments by or to the Company or any of its Subsidiaries in excess of $7,500,000;

(xiii) with any of the Material Customers;

(xiv) with any of the Material Suppliers; or

(xv) that requires the Company, its Subsidiaries or any third party to either take delivery of goods or pay a specified amount (a “take-or-pay” Contract).

Each such Contract described in clauses (i) through (xv) is referred to herein as a “Material Contract.” Each Material Contract (and each Contract that would be a Material Contract but for the exception of having been filed as an exhibit to a publicly available Company Report) is valid and binding on the Company and its Subsidiaries as applicable and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. A true, complete and accurate copy of each Material Contract has previously been delivered to Parent.

(q) Hedging Arrangements. The Company and its Subsidiaries have only entered into swap and other derivative and hedging transactions, and Contracts with respect to such transactions, in the ordinary course of business in compliance in all material respects with the Company’s written hedging policies and risk management policies then in effect, and not in any case for speculative purposes.

(r) Real and Personal Property.

(i) Section 5.1(r)(i) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of all real property owned by the Company and any Subsidiary of the Company (the “Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries have good and marketable title to all of the Owned Real Property free and clear of all Liens other than Permitted Liens. Neither the Company nor its Subsidiaries has granted, or is obligated under, any option, right of first offer, right of first refusal or similar contractual right to sell or dispose of the Owned Real Property or any portion thereof or interest therein.

(ii) Section 5.1(r)(ii) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of all leases, subleases, licenses, or similar agreements that cover real property used by the Company or any of its Subsidiaries (each such lease, license or sublease, a “Real Property Lease”) and sets forth the street address of the real property that is the subject of any Real Property Lease (the “Leased Real Property,” and together with the Owned Real Property, the “Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, (A) the Company and its Subsidiaries have a valid leasehold interest in the Leased Real

Property free and clear of all Liens other than Permitted Liens and each Real Property Lease is valid and in full force and effect, (B) neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease, (C) no Person other than the Company and its Subsidiaries leases, subleases, licenses or otherwise has a right to use or occupy any of the Real Property, and (D) all improvements located on the Real Property are in sufficiently good condition and repair (ordinary wear and tear excepted) to allow the business of the Company and its Subsidiaries to be operated in the ordinary course as currently operated and as presently proposed to be operated. A true, complete and accurate copy of each material Real Property Lease has previously been made available to Parent.

(iii) All material tangible assets (including Owned Real Property and Leased Real Property) of the Company and its Subsidiaries are, in the aggregate (and with due consideration for reasonable wear and tear and the age of each specific tangible asset), in sufficient operating condition and repair, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(s) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other Transactions, except that the Company has employed the Persons identified in Section 5.1(s) of the Company Disclosure Letter as its financial advisor in connection with the Transactions. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which any advisor to the Company is entitled to any fees, expenses or indemnification in connection with the Merger.

(t) Customers and Suppliers. From January 1, 2017 through the date of this Agreement, no Material Customer or Material Supplier has terminated, materially curtailed or notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of the Company, otherwise notified the Company or any of its Subsidiaries) that it intends to terminate or materially curtail any business relationship with the Company and its Subsidiaries. For purposes of this Agreement, “Material Customers” means the Company’s 10 largest customers for the fiscal year ended December 31, 2017 as measured by gross revenue, and “Material Suppliers” means the Company’s 15 largest suppliers for the fiscal year ended December 31, 2017 as measured by gross expenditures.

(u) FDA/USDA/FTC Product Matters. Without limiting the generality of Section 5.1(i):

(i) Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, since the Applicable Date, the Company, its Subsidiaries and all products manufactured or marketed by the Company or any Subsidiary (the “Products”) have complied and are in compliance with (A) the applicable provisions of the Federal Food, Drug, and Cosmetic Act, and the applicable regulations and requirements adopted by the United States Food and Drug Administration (the “FDA”) thereunder, the applicable statutes, regulations and requirements of the United States Department of Agriculture (the “USDA”), all applicable statutes enforced by the United States Federal Trade Commission (the “FTC”) and the applicable FTC regulations and requirements and any applicable requirements established by any state, local or foreign Governmental Entity responsible for regulating food products (together with the FDA and the USDA, collectively, the “Food Authorities”), and (B) all terms and conditions imposed in any Licenses granted to the Company or any Subsidiary by any Food Authority. The foregoing includes, but is not limited to, with respect to any jurisdiction in which Product is manufactured, marketed or sold, any applicable good manufacturing practices and sanitation requirements, labeling and advertising requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, laboratory controls, storage and warehousing procedures and requirements, transportation and shipping requirements and shelf-life requirements.

(ii) Since the Applicable Date, none of (A) the Company, any Subsidiary, any Product or the facilities in which the Products are manufactured, processed, packaged or held or (B) to the Knowledge of the

Company, with respect to the Products, the Persons that manufacture, process, package, or supply ingredients and packaging materials for or distribute the Products, has received or is subject to, or since the Applicable Date has been subject to, (1) any warning letter, untitled letter, notice of inspectional observation (FDA Form 483) or other adverse correspondence or notice from the FDA, Notice of Suspension or Notice of Intended Enforcement or other adverse correspondence or notice from the USDA or (2) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement action by any Food Authority, except for those to which the Company or its Subsidiary responded (a copy of all correspondence related thereto has been made available to Parent) or those that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries taken as a whole, since the Applicable Date, none of (A) the Company or its Subsidiaries, or (B) to the Knowledge of the Company, with respect to the Products, the Persons that manufacture, process, package, supply ingredients for or distribute the Products, has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Product. To the Knowledge of the Company, there are no facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any Product sold or intended to be sold or (2) as a result of regulatory action, (x) a material change in the labeling of any such Products or (y) a termination or suspension of the marketing of such Products.

(v) Related Party Agreements. There are no Contracts between the Company or any Subsidiary of the Company, on the one hand, and the Company’s Affiliates (other than Subsidiaries of the Company), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(w) No Other Representations or Warranties. Except for the representations and warranties expressly contained in Section 5.2, the Company acknowledges that neither Parent, Merger Sub nor any Person acting on their behalf makes any other express or any implied representations or warranties with respect to (i) Parent or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or the Subsidiaries of Parent or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by Parent, Merger Sub or any Person acting on their behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf.

5.2 Representations and Warranties of Parent and Merger Sub. Except as set forth in the Parent Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being agreed that nothing disclosed in the Parent Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.2(b), and Section 5.2(l)) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”) (it being agreed that disclosure of any item in any section or subsection of Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), Parent and Merger Sub hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent, Merger Sub and each other Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of Parent and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a

Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of Parent’s, Merger Sub’s and each of Parent’s Significant Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect. Section 5.2(a) of the Parent Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of each jurisdiction where Parent and its Significant Subsidiaries are organized. No Subsidiary of Parent owns or has any outstanding right in any Parent Shares.

(b) Capital Structure.

(i) The authorized capital stock of Parent consists of 1,200,000,000 Parent Shares, 150,000 shares of Class B Preferred Stock, par value $50.00 per share (“Class B Parent Preferred Stock”), 250,000 shares of Class C Preferred Stock, par value $100.00 per share (“Class C Parent Preferred Stock”), 1,100,000 shares of Class D Preferred Stock, without par value (“Class D Parent Preferred Stock”), and 16,550,000 shares of Class E Preferred Stock without par value (collectively with the Class B Parent Preferred Stock, Class C Parent Preferred Stock and Class D Parent Preferred Stock, the “Parent Preferred Stock”). As of the close of business on the Capitalization Date, (A) 390,884,701 Parent Shares were issued and outstanding (not including Parent Shares held in treasury), (B) 177,022,471 Parent Shares were held in treasury, (C) no Parent Preferred Stock was issued or outstanding, (D) 5,070,696 Parent Shares were issuable upon the exercise of outstanding options to purchase Parent Shares, (E) 3,512,271 Parent Shares were subject to outstanding restricted stock units (including performance stock units, assuming achievement of the applicable performance measures at the maximum level) of Parent, (F) 43,924,642 Parent Shares were reserved and available for issuance under the Parent 2014 Stock Plan (the “Parent Stock Plan”), and (G) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding.

(ii) All outstanding Parent Shares are, and all Parent Shares reserved for issuance in accordance with the Parent Stock Plan, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable. Each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by Parent or by a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens. Except as set forth in Section 5.2(b)(i), and for changes after the date of this Agreement in compliance with Section 6.1(b), there are no (A) shares of capital stock or other securities of, or ownership interests in, Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in Parent or any Subsidiary, (C) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (1) give any Person the right to purchase, subscribe or acquire from Parent or any Subsidiary or (2) obligate Parent or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, Parent or any Subsidiary, or (D) obligations of Parent or any Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, Parent or any Subsidiary (other than in connection with (x) the payment of the exercise price of options to purchase Parent Shares (including in connection with “net” exercises), (y) Tax withholding in connection with the exercise options to purchase Parent Shares and vesting of restricted stock units of Parent, and (z) forfeitures of options to purchase Parent Shares or restricted stock units of Parent). Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent or any Subsidiary of Parent is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of Parent or any Subsidiary of Parent.

(iii) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (A) no other shares of capital stock or voting securities of Merger Sub, (B) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub, and (C) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

(c) Corporate Authority; Approval.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which will occur promptly following the execution of this Agreement). This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. For the three-year period ending on the date immediately prior to the date hereof, neither Parent nor Merger Sub, nor any “affiliate” or “associate” of either of them, has been an “interested stockholder” of the Company, as such terms are defined in Article X of the Company’s Amended and Restated Certificate of Incorporation, as in effect on the date hereof.

(ii) The Parent Board has unanimously approved this Agreement, the Merger and the issuance of Parent Shares in the Merger upon the terms and subject to the conditions set forth in this Agreement.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Antitrust Laws, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, and (D) under state securities, takeover and “blue sky” Laws, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub and the consummation of the Merger and the other Transactions, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other Transactions will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or Merger Sub or the comparable governing documents of any of Parent’s other Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of Parent or Merger Sub or any other Subsidiary of Parent pursuant to (1) any Contract binding upon Parent, Merger Sub or any other Subsidiary of Parent or (2) assuming (solely with respect to performance of this Agreement and the consummation of the Merger and the other Transactions) compliance with the matters referred to in Section 5.2(d)(i), any Law to which Parent or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(e) Parent Reports; Financial Statements.

(i) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports, schedules and documents (including exhibits and other information incorporation therein) required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since

November 29, 2015 (the forms, statements, reports and documents filed or furnished since November 29, 2015 and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished (or in the case of a registration statement under the Securities Act, at the time such registration statement was declared effective by the SEC) complied, or if not yet filed or furnished, will when so filed or furnished, comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Parent Reports and none of the Parent Reports (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of Parent, threatened, in each case regarding any accounting practices of Parent (other than any such investigations or inquiries beginning or initiated after the date of this Agreement, that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole). As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and none of the Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries, are being made only in accordance with authorizations of management and directors of Parent, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent and its Subsidiaries assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of the Parent Board (1) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of the Parent Board any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company as of the date of this Agreement a summary of any such disclosure made by management to Parent’s independent registered public accounting firm and audit committee since the Applicable Date. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from employees of Parent regarding questionable accounting or auditing matters, have been received by Parent.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of the Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries, as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Parent Reports including any related notes and schedules, fairly presents in all material respects, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes.

(i) Since December 31, 2017, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice.

(ii) Since December 31, 2017 through the date of this Agreement, there has not been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences in the business, results of operations, properties, assets, liabilities, operations or financial condition of Parent and its Subsidiaries that individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

(iii) From December 31, 2017 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by Parent or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity, except in each case for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, known or unknown, asserted or unasserted, absolute, determined, determinable or otherwise and whether or not accrued, that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than: (i) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Parent Reports or in the notes to such balance sheet; (ii) liabilities or obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Parent Reports; (iii) liabilities or obligations incurred in connection with the Transactions; and (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(h) Compliance with Laws.

(i) Parent and its Subsidiaries are and have at all times since November 29, 2015 (the “Parent Applicable Date”) been in compliance with all Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is, to the Knowledge of Parent, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Parent and Merger Sub have each obtained and are in compliance with Licenses necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, and all such Licenses are valid and in full force and effect.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole, (A) Parent and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance with the Anti-Corruption Laws and the Trade Laws,

(B) Parent and its Subsidiaries have developed and currently implement a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws and the Trade Laws, (C) there have been no voluntary disclosures by Parent or any of its Subsidiaries under any Anti-Corruption Law or Trade Law, (D) no Governmental Entity has notified Parent or any Subsidiary of Parent in writing of any actual or alleged violation or breach of any Anti-Corruption Law or Trade Law, (E) neither Parent nor any Subsidiary of Parent has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to Parent’s or any such Subsidiary’s compliance with any Anti-Corruption Law or Trade Law, and to Parent’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (F) neither Parent nor any Subsidiary of Parent has been or is now under any administrative, civil or criminal charge or indictment or, to Parent’s Knowledge, investigation alleging non-compliance with the Anti-Corruption Laws or the Trade Laws, nor, to Parent’s Knowledge, is there any reasonable basis for any such charge, indictment or investigation, and (G) since the Parent Applicable Date, neither Parent nor any Subsidiary of Parent has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption Law or Trade Law, nor, to Parent’s Knowledge, is there any reasonable basis for any such proceeding, and there are no unresolved questions or claims concerning the liability of Parent or any Subsidiary of Parent with respect to any such Laws.

(iii) Neither Parent nor any of its Subsidiaries, nor any director, officer or employee of Parent or any of its Subsidiaries, or, to Parent’s Knowledge, any agent or other Person acting for, on behalf of, or at the direction of Parent or any of its Subsidiaries has, since the Parent Applicable Date, provided, offered, gifted or promised, directly or indirectly, anything of value to any Government Official, political party or candidate for government office, nor provided or promised anything of value to any other Person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any Government Official, political party or candidate for government office, for the purpose of:

(A) influencing any act or decision of such official, party or candidate in his or her official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of Parent or its Subsidiaries; or

(B) inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist Parent or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

(iv) Since the Parent Applicable Date, neither Parent, nor any of its Subsidiaries, nor any employees, officers or directors of Parent or its Subsidiaries, or, to Parent’s Knowledge, any agents or other Persons acting for, on behalf of, or at the direction of Parent or any of its Subsidiaries has: (A) been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Entity of the United States, including the list of Specially Designated Nationals and Blocked Persons, the list of Foreign Sanctions Evaders, the Sectoral Sanctions Identifications List, the Denied Persons List, the Entity List and the Debarred List; (B) participated in any transaction involving such designated person or entity, or any country subject to an embargo or substantial restrictions on trade under the Trade Laws; (C) exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology or services in violation of the Trade Laws; or (D) participated in any transaction connected with any purpose prohibited by the Trade Laws, including, without limitation, support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(i) FDA/USDA/FTC Product Matters. Without limiting the generality of Section 5.2(h):

(i) Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole, since the Parent Applicable Date, Parent, its Subsidiaries and all products manufactured or marketed by Parent or any Subsidiary (the “Parent Products”) have complied and are in compliance with (A) the applicable provisions of the Federal Food, Drug, and Cosmetic Act, and the applicable regulations and requirements adopted by the FDA thereunder, the applicable statutes, regulations and requirements of the USDA, all applicable statutes enforced by the FTC and the applicable FTC regulations and requirements and any applicable requirements established by any state, local or foreign Governmental Entity responsible for regulating food products, and (B) all terms and conditions imposed in any Licenses granted to Parent or any Subsidiary by any Food Authority. The foregoing includes, but is not limited to, with respect to any jurisdiction in which any Parent Product is manufactured, marketed or sold, any applicable good manufacturing practices and sanitation requirements, labeling and advertising requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, laboratory controls, storage and warehousing procedures and requirements, transportation and shipping requirements and shelf-life requirements.

(ii) Since the Parent Applicable Date, none of (A) Parent, any Subsidiary, any Parent Product or the facilities in which the Parent Products are manufactured, processed, packaged or held or (B) to the Knowledge of Parent, with respect to the Parent Products, the Persons that manufacture, process, package, or supply ingredients and packaging materials for or distribute the Parent Products, has received or is subject to, or since the Parent Applicable Date has been subject to, (1) any warning letter, untitled letter, notice of inspectional observation (FDA Form 483) or other adverse correspondence or notice from the FDA, Notice of Suspension or Notice of Intended Enforcement or other adverse correspondence or notice from the USDA or (2) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement action by any Food Authority, except for those to which Parent or its Subsidiary responded (a copy of all correspondence related thereto has been made available to Parent) or those that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Parent and its Subsidiaries taken as a whole, since the Parent Applicable Date, none of (A) Parent or its Subsidiaries, or (B) to the Knowledge of Parent, with respect to the Parent Products, the Persons that manufacture, process, package, supply ingredients for or distribute the Parent Products, has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Parent Product. To the Knowledge of Parent, there are no facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any Parent Product sold or intended to be sold or (2) as a result of regulatory action, (x) a material change in the labeling of any such Parent Products or (y) a termination or suspension of the marketing of such Parent Products.

(j) Related Party Agreements. There are no Contracts between Parent or an Subsidiary of Parent, on the one hand, and Parent’s Affiliates (other than Subsidiaries of Parent), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(k) Intellectual Property.

(i) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (A) Parent and the Subsidiaries of Parent own, license or otherwise have the valid right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens other than Permitted Liens; (B) no proceedings or Orders are pending or, to the Knowledge of Parent, have been threatened in writing (including cease and desist letters or requests for a patent license) in the past three years against Parent or any Subsidiary of Parent with regard to any Intellectual Property; (C) the operation of Parent’s business and the businesses of the Subsidiaries of Parent as currently conducted and as conducted in the past three years does not infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person and, to the Knowledge of Parent, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to Parent or any of the Subsidiaries of Parent; (D) all registrations and applications for Parent Intellectual Property owned by Parent or any of the Subsidiaries of Parent are subsisting and unexpired and to the Knowledge of Parent, are valid and enforceable; (E) Parent and each Subsidiary of Parent take commercially reasonable actions to protect the confidentiality of Trade Secrets included in the Parent Intellectual Property, and to the Knowledge of Parent,

there has not been any disclosure of any Trade Secrets in a manner that has resulted or is reasonably likely to result in the loss of such Trade Secrets or other rights in and to such information; and (F) Parent and each Subsidiary of Parent take commercially reasonable actions to maintain and protect the integrity, security and operation of their software and systems (and all information transmitted thereby or stored therein), and there have been no violations of Law or the policies and procedures of Parent and any Subsidiary of Parent in the past three years with respect to the matters described in this clause (i).

(ii) During the past three years there has been no Security Breach with respect to Parent, except in each case as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Parent and its Subsidiaries have at all times in the past three years used in all material respects industry-standard controls, technologies, processes and practices to detect, identify and remediate Security Breaches.

(l) Brokers and Finders. None of Parent, Merger Sub or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other Transactions, except that Parent has employed the Persons identified in Section 5.2(l) of the Parent Disclosure Letter as its financial advisors in connection with the Transactions, the fees of which will be paid by Parent or a Subsidiary of Parent.

(m) Customers and Suppliers. From January 1, 2017 through the date of this Agreement, no Parent Material Customer or Parent Material Supplier has terminated, materially curtailed or notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of Parent, otherwise notified Parent or any of its Subsidiaries) that it intends to terminate or materially curtail any business relationship with Parent and its Subsidiaries. For purposes of this Agreement, “Parent Material Customers” means Parent’s 10 largest customers for the fiscal year ended May 27, 2018 as measured by gross revenue, and “Parent Material Suppliers” means Parent’s 15 largest suppliers for the fiscal year ended May 27, 2018 as measured by gross expenditures.

(n) Financing. Parent will have sufficient funds available to it for Parent and, as of the Effective Time, the Surviving Corporation, to complete the Merger, and to satisfy the obligations of Parent as and when contemplated by this Agreement and to pay or otherwise perform the obligations of Parent under any agreement or documents entered into in connection with the Merger.

(o) No Other Representations or Warranties. Except for the representations and warranties expressly contained in Section 5.1, each of Parent and Merger Sub acknowledges that neither the Company nor any Person acting on its behalf makes any other express or any implied representations or warranties with respect to (i) the Company or any Subsidiaries of the Company, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company or the Subsidiaries of the Company or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by the Company or any Person acting on any of their behalf to Parent or Merger Sub, any Affiliate of Parent or any Person acting on any of their behalf.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) Covenants of the Company. The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed)) and except as expressly contemplated by this Agreement, as required by applicable Laws, Orders or Governmental Entities or as set forth on Section 6.1(a) of the Company Disclosure Letter, it shall conduct its and its Subsidiaries’ business in the ordinary and usual course, consistent with past practice and, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, insurers, employees, unions and business associates, maintain in effect all Licenses and Contracts that do not expire by their terms prior to the Effective Time and keep available the services of its and its Subsidiaries’ present officers, employees and agents and maintain their material tangible assets in good working order and, in the ordinary course of business consistent with past practice, timely file all Tax Returns and pay all Taxes shown as due on such Tax Returns or that are otherwise required to be paid by or on behalf of the Company or any of its Subsidiaries. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (x) as otherwise expressly required by this Agreement or required by any applicable Law, Order or Governmental Entity (y) as Parent may approve in writing (such approval, other than with respect to Sections 6.1(a)(ii), 6.1(a)(iv), 6.1(a)(vi) and 6.1(a)(vii), not to be unreasonably withheld, conditioned or delayed), or (z) as set forth in the relevant subsection of Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments, or the terms of any security of the Company or any Subsidiary, other than in immaterial respects in relation to any Subsidiary of the Company;

(ii) (A) merge or consolidate itself or any of its Subsidiaries with any other Person or (B) restructure, reorganize or completely or partially liquidate;

(iii) except as permitted by Section 6.1(a)(x), acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets (A) constituting a business or (B) otherwise outside of the ordinary course of business, in each case with a value or purchase price in excess of $3,000,000 individually or $10,000,000 in the aggregate in any transaction or series of related transactions, other than, with respect to clause (B), acquisitions pursuant to Contracts in effect as of the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Company Shares upon the settlement of Company Equity Awards, in each case that are outstanding on the date of this Agreement or as permitted to be granted after the date of this Agreement pursuant to Section 6.1(a)(xvi), in accordance with the terms of those Company Equity Awards; or (B) any securities of a wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(v) make any loans, advances or capital contributions to or investments in any Person (other than loans or advances between or among the Company and any of its direct or indirect wholly-owned Subsidiaries) in excess of $5,000,000 in the aggregate;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company that are made in compliance with the Company Credit Agreement, the Company Indenture and the other contractual obligations of the Company and its Subsidiaries); provided that, in each case solely to the extent in compliance with the Company Credit Agreement, the Company Indenture and the other contractual obligations of the Company and its Subsidiaries, (A) the Company may continue to declare and pay regular quarterly cash dividends to the holders of Company Shares in an amount not in excess of the amount set forth in Section 6.1(a)(vi) of the Company Disclosure Letter, in accordance with the Company’s past practice and (B) the Company may give effect to dividend equivalent rights with respect to outstanding grants under the Company Stock Plans, in the ordinary course of business consistent with past practice;

(vii) enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) (I) incur any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice pursuant to the revolving, swingline or letter of credit facilities of the Company Credit Agreement in an aggregate amount not to exceed $50,000,000 (provided that $40,000,000 of such amount shall be limited to seasonal purchases for agricultural purposes) outstanding at any time (in addition to amounts outstanding thereunder as of April 1, 2018), provided that no Indebtedness incurred by the Company or any Subsidiaries of the Company shall have any voting rights associated therewith, (B) intercompany Indebtedness among the Company and its wholly-owned Subsidiaries, (C) guarantees by the Company or any wholly-owned Subsidiary of the Company of Indebtedness of the Company or any other wholly-owned Subsidiary of the Company, (D) Indebtedness in respect of letters of credit, performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, and (E) Indebtedness in respect of interest rate, currency or commodity derivatives or hedging transactions or similar arrangements in the categories and pursuant to the proposed hedging programs set forth on Section 6.1(a)(ix)(I)(E) of the Company Disclosure Letter; or (II) redeem, repay, defease or cancel any Indebtedness, other than (A) as required in accordance with its terms, (B) Indebtedness incurred in reliance on Section 6.1(a)(ix)(I)(A), (C) as directed by Parent in accordance with Section 6.12 or (D) repayments of borrowings under the Company Credit Agreement in the ordinary course of business;

(x) (A) make or authorize any payment of, accrual or commitment for, capital expenditures, in each case, in excess of $7,500,000 in the aggregate more than the amount listed on the budget (or with respect to the 2019 fiscal year, the forecast) previously made available to Parent or (B) implement or effect any process, strategy or program intended to, or that could reasonably be expected to, reduce selling, general and administrative costs or expenses in excess of $1,000,000;

(xi) (A) other than in the ordinary course of business, amend, modify, terminate or waive any material right under any Material Contract, (B) other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, or (C) enter into any Contract that would have been a Material Contract pursuant to any of clause (ii), (iv) or (vi) of the definition thereof had it been entered into prior to this Agreement;

(xii) (A) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP that become effective after the date of this Agreement, (B) change its fiscal year, or (C) make any material change in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect the Company;

(xiii) except as permitted by Section 6.1(a)(xiv)(E), settle, propose to settle or compromise any action before a Governmental Entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages by the Company or its Subsidiaries that exceed $3,000,000 in the aggregate (together with all other settlements or compromises after the date of this Agreement), (B) that imposes any material equitable or non-monetary relief, penalty or restriction on the Company or any of its Subsidiaries (or, after the Effective Time, on Parent or any of Parent’s Subsidiaries), (C) that would reasonably be expected to affect the rights or defenses available to the Company or any of its Subsidiaries in any related or similar claims that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole; provided that, notwithstanding any of the foregoing, the Company may not settle, propose to settle or compromise any claim or action that is covered by Section 6.14 except as is expressly permitted by Section 6.14, or (D) that involves the admission of wrongdoing by the Company or any Subsidiary of the Company or would result in an actual or potential violation of any criminal Law;

(xiv) (A) make, change or rescind any Tax election that, individually or in the aggregate, would reasonably be expected to materially and adversely affect the Tax liability of the Company or any Subsidiary of the Company, (B) adopt or change any material Tax accounting method, (C) adopt or change any Tax accounting period that, individually or in the aggregate, would reasonably be expected to materially and adversely affect the Tax liability of the Company or any Subsidiary of the Company, (D) amend any material Tax Return, (E) settle, compromise, concede or abandon any Tax liability, claim or assessment or enter into any closing agreement with respect to Taxes, in each case that exceeds $1,000,000 individually or $5,000,000 in the aggregate (together with (x) all other settlements, compromises, concessions, or abandonments with respect to any Tax liability, claim or assessment or (y) closing agreements entered into, made or taken with respect to Taxes, in each case of clauses (x) and (y), on or after the date of this Agreement), (F) surrender any right to claim a refund of material Taxes, (G) waive or extend any statute of limitations with respect to a material amount of Taxes, or (H) seek or obtain any ruling from a Governmental Entity with respect to Taxes;

(xv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of, or grant or permit any Lien on, any of its material properties, licenses, operations, assets, product lines or businesses or those of any of its Subsidiaries, including any equity interests of any of its Subsidiaries, except (other than with respect to equity interests of any Subsidiary of the Company) (A) in connection with goods or services provided in the ordinary course of business consistent with past practice, (B) sales of obsolete assets, (C) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $10,000,000 in the aggregate, or (D) pursuant to Contracts in effect prior to the date of this Agreement that have been provided to Parent prior to the date of this Agreement;

(xvi) except as required by any Company Labor Agreements in effect as of the date of this Agreement or the terms of any Company Benefit Plan existing as of the date of this Agreement, (A) increase or accelerate the payment of any benefits of any current or former directors, officers, employees, or independent contractors or consultants (who are natural persons) of the Company or its Subsidiaries other than increases to employees who have a title below that of vice president in the ordinary course of business consistent with past practice, (B) pay or award, or commit to pay or award, any compensation, bonuses, incentive compensation or other benefits (or accelerate the payments, rights or benefits) payable to any director, officer, consultant or independent contractor (who is a natural person) or employee other than salary, wage rate or annual bonus increases to employees who have a title below that of vice president in the ordinary course of business consistent with past practice, (C) accelerate the time of funding or payment of, or increase the amount required to fund, any Company Benefit Plan, or fund any rabbi trust or similar arrangement associated with or intended to satisfy liabilities under any Company Benefit Plan, (D) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of its or its Subsidiaries’ directors, officers, employees, consultants or independent contractors, (E) grant any new awards under any Company Benefit Plan, (F) enter into, establish, adopt, amend or terminate any Company Benefit Plan or any other agreement or arrangement which would be a Company Benefit Plan if it were in effect on the date of this Agreement, (G) adopt, enter into, modify or amend or terminate any Company Labor Agreement, (H) hire any employee of the Company or any of its Subsidiaries other than the hiring of employees to replace employees or to fill open positions, in either case, with base pay not in excess of $250,000, (I) terminate the employment of any executive officer other than for cause or due to disability (in either case, as determined by the Company in the ordinary course of business), or (J) engage in any action, or fail to take any action, that could cause a partial or complete withdrawal, or could give rise to any liability with respect to a partial or complete withdrawal, pursuant to any multiemployer plan within the meaning of Section 3(37) of ERISA;

(xvii) effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act or any similar state or local Law;

(xviii) take or omit to take any action if such action or omission would reasonably be expected to result in any of the conditions set forth in Article VII not being satisfied; or

(xix) agree, authorize or commit to do any of the foregoing.

(b) Covenants of Parent. From the date of this Agreement until the Effective Time, except (x) as otherwise expressly contemplated by this Agreement or required by applicable Law, (y) as Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), or (z) as set forth in the relevant subsection of Section 6.1(b) of the Parent Disclosure Letter, Parent will not:

(i) adopt or propose any change in its certificate of incorporation or bylaws, or the terms of any security of Parent;

(ii) reclassify, split, combine, subdivide or redeem, directly or indirectly, any of its capital stock;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or repurchase any Parent Shares at a premium; provided that, in each case solely to the extent in compliance with the credit agreements, indentures and other contractual obligations of Parent and its Subsidiaries, (A) Parent may continue to declare and pay regular quarterly cash dividends to the holders of Parent Shares in an amount not in excess of the amount set forth in Section 6.1(b)(iii) of the Parent Disclosure Letter, in each case in accordance with Parent’s past practice, and (B) Parent may give effect to dividend equivalent rights with respect to outstanding grants under the Parent Stock Plan, any similar Parent plan, consistent with past practice;

(iv) restructure, reorganize or completely or partially liquidate (except for any such transactions among its wholly-owned Subsidiaries);

(v) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (A) impose any delay beyond the End Date in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting or approval period, (B) increase the risk in any material respect of any Governmental Entity entering an order prohibiting the consummation of the Merger, or (C) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

(vi) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Parent Shares upon the settlement of any grants made under any Parent Stock Plan, or any similar Parent plan; (B) any securities of a Subsidiary of Parent to Parent or any other Subsidiary of Parent; or (C) any grants under the Parent Stock Plan, or any similar Parent plan;

(vii) take or omit to take any action if such action or omission would reasonably be expected to result in any of the conditions set forth in Article VII not being satisfied; or

(viii) agree, authorize or commit to do any of the foregoing.

(c) PBGC Coordination. From and after the date of this Agreement, the Company will notify Parent and Parent will notify the Company promptly of any notice or other communication received by the other party or any of their Subsidiaries or ERISA Affiliates from the PBGC regarding any defined benefit pension plan of the Company, Parent or any of their Subsidiaries or ERISA Affiliates. In the event of any such notice or communication, the Company and Parent will cooperate in good faith with respect to any communications with the PBGC or its representatives, and neither the Company nor Parent (nor any of their respective Subsidiaries or ERISA Affiliates) will enter into any Contract with the PBGC prior to the Effective Time in connection with the Transactions without notifying and consulting with the other Party.

(d) Interim Communications by the Company. Prior to making any written communications disseminated to the employees, officers, directors, or independent contractors of the Company or its Subsidiaries pertaining to compensation, benefit or other matters related to the Transactions, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication and the Company shall incorporate all reasonable comments received from Parent. The Parties shall cooperate in providing any such mutually agreeable communication. Notwithstanding the foregoing, without prior consultation, the Company may disseminate information included in a written communication already approved for distribution by Parent.

6.2 Acquisition Proposals.

(a) No-Shop. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries shall, and shall cause its Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives (such Persons, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) enter into, engage in, maintain, continue or otherwise participate in any discussions or negotiations with, or furnish or otherwise make available any non-public information or data to, any Person other than Parent and Merger Sub, or any of their Affiliates or any of their respective Representatives (a “Third Party”) regarding an Acquisition Proposal; or

(iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, memorandum of understanding or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(c)) relating to, or that would reasonably be expected to lead to, an Acquisition Proposal (an “Alternative Acquisition Agreement”).

(b) Cessation of Discussions. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and/or its Representatives, with respect to any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to, any Acquisition Proposal, and shall promptly seek to have each Third Party to whom confidential information has been furnished or otherwise made available by or on behalf of the Company or any of its Subsidiaries within the 12-month period preceding the date of this Agreement in connection with, or for the purpose of evaluating, an Acquisition Proposal promptly return or destroy all such confidential information so furnished or otherwise made available.

(c) Follow-up Exception. Notwithstanding anything to the contrary in this Agreement, the Company, or any of its Representatives, may in any event (i) seek to clarify the terms and conditions of any unsolicited inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide Acquisition Proposal and (ii) inform a Third Party that makes an Acquisition Proposal of the restrictions imposed by the provisions of this Section 6.2 (without conveying, requesting or attempting to gather any other information (except as otherwise specifically permitted hereunder)).

(d) No-Shop Exception. Notwithstanding anything to the contrary in Sections 6.2(a), 6.2(b) or 6.2(c), between the date of this Agreement and the time the Requisite Company Vote is obtained, if (i) the Company receives a bona fide Acquisition Proposal that did not result from a breach by the Company or its Subsidiaries or Representatives of this Section 6.2 and (ii) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then, before (but not after) the Requisite Company Vote is obtained, the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party making the Acquisition Proposal and its Representatives regarding an Acquisition Proposal and (B) furnish to such Third Party or its Representatives information, including non-public information, relating to, and afford access to the business, properties, assets, books and records of, the Company and any of its Subsidiaries, pursuant to an Acceptable Confidentiality Agreement; provided that such the Company shall promptly provide to Parent any such information that is provided to any such Third Party that was not previously provided to or made available to Parent; provided, further, that the Company and its Subsidiaries shall, and shall cause their respective Representatives to, promptly (and in any event within 24 hours) following the time (if any)

that the Company Board determines in good faith that such Acquisition Proposal does not constitute and would not reasonably be expected to result in a Superior Proposal, terminate such negotiations, discussion and information access and seek to have such Third Party promptly return or destroy all Confidential Information made available to such Third Party.

(e) Restrictions on Changes of Recommendation. Subject to Section 6.2(f) and Section 6.2(h), the Company Board and each committee thereof, shall not, directly or indirectly: (i) fail to include the Company Recommendation in the Prospectus/Proxy Statement, (ii) withhold or withdraw (or qualify or modify in a manner adverse to the other Parties) the Company Recommendation or its approval of this Agreement or the Merger or publicly propose to do so, (iii) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or as expressly permitted by Section 6.2(g), or fail to recommend against acceptance of such a tender or exchange offer by the close of business on the earlier of (A) the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14e-2 under the Exchange Act and (B) the second Business Day prior to the Company Stockholders Meeting, as the same may be postponed in accordance with Section 6.4 (it being understood and agreed that the Company Board may take no position with respect to an Acquisition Proposal that is a tender offer or exchange offer during the period referred to in the applicable of clause (A) and clause (B) without such non-position constituting, in and of itself, an Adverse Recommendation Change), or (iv) (except as permitted by Section 6.2(f)) adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any Acquisition Proposal or resolve or agree or publicly propose to take any such actions (each such action set forth in this Section 6.2(e) with respect to the Company Board being referred to herein as an “Adverse Recommendation Change”).

(f) Permitted Changes of Recommendation. Notwithstanding anything contained in this Section 6.2 to the contrary, prior to the time the Requisite Company Vote is obtained, the Company Board may, after complying with Section 6.2(h),

(i) effect an Adverse Recommendation Change if (and only if) (A) an Intervening Event occurs and (B) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company under applicable Law, or

(ii) (A) effect an Adverse Recommendation Change or (B) cause the Company to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal and terminate this Agreement pursuant to Section 8.3(b), in each case if (and only if) (x) the Company receives a bona fide Acquisition Proposal that did not result from a breach by the Company of this Section 6.2 that is not withdrawn and (y) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes a Superior Proposal; provided that any purported termination of this Agreement pursuant to this Section 6.2(f)(ii)(B) shall be void and of no force and effect unless the termination is in accordance with Section 8.3(b) and the Company pays to Parent the Termination Fee prior to or concurrently with such termination.

(g) Certain Permitted Disclosure. In addition, nothing contained in this Section 6.2 shall prevent the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any legally required disclosure to stockholders with regard to the Transactions (provided that neither the Company nor the Company Board may effect an Adverse Recommendation Change unless permitted by Section 6.2(f)), (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or (iii) disclosing that the Company Board or any committee thereof has determined that an Acquisition Proposal constitutes a Superior Proposal, that the Company Board or any committee thereof intends to make an Adverse Recommendation Change or that the Company intends to terminate this Agreement to enter into an Alternative Acquisition Agreement and in each case any material facts and circumstances relating thereto.

(h) Match Rights. The Company Board shall not take any action set forth in Section 6.2(f) unless it has first:

(i) caused the Company to provide Parent at least five Business Days’ prior written notice of its intent to make an Adverse Recommendation Change or cause the Company to enter into an Alternative Acquisition Agreement in accordance with Section 6.2(f) (a “Specified Event Notice”), which notice shall (x) in the case of an action contemplated by Section 6.2(f)(i), specify in reasonable detail the circumstances related to the Intervening Event and the Company Board’s determination with respect thereto, or (y) in the case of an action contemplated by Section 6.2(f)(ii), (A) state that the Company has received an unsolicited Superior Proposal, (B) specify the material terms and conditions of such Superior Proposal, (C) identify the Person making such Superior Proposal, and (D) enclose the most recent draft of any agreements intended to be entered into in connection with such Superior Proposal (it being understood and agreed that the delivery of the notification contemplated by this clause (i) shall not, in and of itself, constitute an Adverse Recommendation Change);

(ii) caused the Company and its Representatives to negotiate, to the extent Parent so wishes to negotiate, in good faith during such five Business Day period following delivery of the Specified Event Notice (the “Notice Period”), with Parent concerning any revisions to the terms of this Agreement that Parent wishes to propose in response to such Intervening Event or Superior Proposal, as applicable; and

(iii) following the end of the Notice Period, determined in good faith after consultation with its outside legal counsel and financial advisor, that (x) in the case of an action contemplated by Section 6.2(f)(i), the failure to effect an Adverse Recommendation Change in response to such Intervening Event continues to be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company under applicable Law after taking into account any changes to which Parent has committed in writing to make to this Agreement, or (y) in the case of an action contemplated by Section 6.2(f)(ii), such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any changes to which Parent has committed in writing to make to this Agreement; provided, however, that, in the case of a Specified Event Notice in response to a Superior Proposal, if, during the Notice Period, any revisions are made to the financial or other material terms of the Superior Proposal that is the subject of such Specified Event Notice, the Company shall deliver to Parent a new notice describing such revisions (and providing copies of the most recent draft of any agreements implementing such revisions) and shall comply with the requirements of clause (i) and clause (iii) of this Section 6.2(h) (except that the Notice Period for such Superior Proposal shall be reduced from five Business Days to three Business Days).

(i) Notice of Acquisition Proposals. The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, in each case by any Person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, an Acquisition Proposal, which notice shall include the material terms and conditions of any such Acquisition Proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such Acquisition Proposal and indicating the name of the Person making such Acquisition Proposal, inquiry, proposal, offer or request, and thereafter the notifying Party shall keep the other Party reasonably informed, on a timely basis, of the status and material terms of any such Acquisition Proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such Person or its Representatives (without prejudice to the restrictions set forth in Sections 6.2(a), 6.2(b) and the other provisions of this Section 6.2) and provide copies of all material written communications and draft documentation received relating to such Acquisition Proposal.

(j) Representatives. Any violation of the restrictions set forth in this Section 6.2 by any Representative of the Company or its Subsidiaries shall constitute a breach of this Section 6.2 by the Company.

6.3 Proxy Filing; Information Supplied.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall promptly and jointly prepare and file with the SEC the prospectus/proxy statement relating to the

Company Stockholder Meeting (the “Prospectus/Proxy Statement”) in preliminary form, and Parent shall as promptly as reasonably practicable prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in the Merger, which shall include the Prospectus/Proxy Statement (the “S-4 Registration Statement”). Parent and the Company each shall use its reasonable best efforts to have the Prospectus/Proxy Statement cleared by the SEC as promptly as practicable after such filing, and Parent shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after its filing (and keep the S-4 Registration Statement effective for so long as may be necessary to consummate the Merger), and promptly thereafter the Company shall mail the Prospectus/Proxy Statement to its stockholders. Each of the Parties shall promptly furnish to the other all non-privileged information concerning such Party that is required by applicable Law to be included in the Prospectus/Proxy Statement or the S-4 Registration Statement so as to enable Parent to file the S-4 Registration Statement and the Company and Parent to file the Prospectus/Proxy Statement. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its Representatives for use in the Prospectus/Proxy Statement or the S-4 Registration Statement if and to the extent that such information is discovered by the Company, Parent or Merger Sub, as applicable, to be or to have become false or misleading in any material respect. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Prospectus/Proxy Statement or the S-4 Registration Statement received by such Party from the SEC, including any request from the SEC for amendments or supplements thereto, and shall provide the other with copies of all other material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Prospectus/Proxy Statement and the S-4 Registration Statement or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other Party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other Party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Prospectus/Proxy Statement or the S-4 Registration Statement unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the S-4 Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent Shares for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Company stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(c) If at any time prior to the Requisite Company Vote, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Prospectus/Proxy Statement or the S-4 Registration Statement, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the Company stockholders.

(d) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders and such other matters as may reasonably be necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Prospectus/Proxy Statement and the S-4 Registration Statement.

6.4 Stockholders Meeting. The Company shall (a) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that the Company may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Company Shares as of the record date established for, a meeting of holders of the Company Shares (the “Company Stockholders Meeting”) to consider and vote upon the adoption of this Agreement, (b) as soon as reasonably practicable (but in any event within 35 calendar days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (a) above, convene and hold the Company Stockholders Meeting, and (c) unless there has been an Adverse Recommendation Change permitted by and in accordance with Section 6.2(f), use its reasonable best efforts to solicit proxies from the Company stockholders in favor of the adoption of this Agreement and take all other actions necessary or advisable to secure the Requisite Company Vote; notwithstanding this Section 6.4, the Company may adjourn or postpone the Company Stockholders Meeting to a later date to the extent the Company believes in good faith, after consultation with Parent, that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Company Shares within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Company Vote, (iii) to ensure that there are sufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, or (iv) otherwise where required to comply with applicable Law. Subject to Section 6.2, the Company Board shall recommend the adoption of the Agreement at the Company Stockholders Meeting and, unless there has been an Adverse Recommendation Change permitted by and in accordance with Section 6.2(f), shall include the Company Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such adoption.

6.5 Filings; Other Actions; Notification.

(a) Cooperation.

(i) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to (A) take or cause to be taken all actions, and do or cause to be done, and assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings, (B) obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions, including filing a Notice and Report Form with the FTC and the Antitrust Division of the United States Department of Justice (the “DOJ”) pursuant to the HSR Act as promptly as the Parties may mutually agree, acting in good faith, (C) execute and deliver any additional instruments necessary to consummate the Transactions, and (D) defend or contest in good faith any Action brought by a third party or Governmental Entity that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.

(ii) The Company and Parent will (A) each request early termination of the waiting period with respect to the Merger under the HSR Act and (B) make the appropriate filings in connection with the approvals, notices or other requirements set forth on Section 6.5(a)(ii)(x) of the Company Disclosure Letter (the “Other Required Antitrust Approvals”) with respect to the Transactions at such time as the Parties may mutually agree, acting in good faith, and will supply as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act or other Antitrust Laws. Subject to the limitations in the next sentence, Parent shall take, and shall cause its Affiliates to take, all actions necessary to satisfy as promptly as practicable all conditions, undertakings and requirements as may be necessary or appropriate to obtain expeditiously all required consents, authorizations, orders and approvals from Governmental Entities. To the extent necessary in order to accomplish the foregoing and subject to Section 6.5(a)(iii) and the limitations set forth in Section 6.5(d), Parent and the Company shall use their respective reasonable best efforts to jointly propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by Parent and the Company or any of their respective Subsidiaries of, any portion of the business, properties or assets of Parent, the Company or any of their respective Subsidiaries; provided, however, that neither Parent nor the Company shall be required to propose, commit to or effect any action that is not conditioned upon the consummation of the Merger; provided further, that Parent shall not be required to propose, commit to or effect any sale, divestiture, “hold separate” arrangement or similar disposition of, or behavioral remedy in respect of, any assets or business of either Parent or the Company (or group of such assets or businesses) that, in the aggregate, generated net sales (as the term “net sales” is utilized by Parent or the Company, as applicable, in connection with the preparation of the Parent Reports or Company Reports, as applicable) in excess of $300,000,000 during the most recently completed fiscal year of Parent or the Company, as applicable, immediately preceding the date of this Agreement, as reflected in Section 6.5(a)(ii)(y) of the Company Disclosure Letter (a “Burdensome Condition”). The Company, Parent and Merger Sub and any of their respective Affiliates shall not take any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any applicable waiting period under the HSR Act or under any other Antitrust Laws, or the obtaining of approval of the DOJ, FTC or any other applicable Governmental Entity of any jurisdiction of the Other Required Antitrust Approvals, as necessary (including, in the case of Parent and Merger Sub, acquiring or merging with any business, Person or division thereof, or entering into a definitive agreement with respect thereto, if doing so could reasonably be expected to have such effect).

(iii) Subject to applicable Laws relating to the exchange of information, Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any and all necessary antitrust consents or approvals and shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent shall consult and cooperate with the Company with respect to such strategy and shall consider the Company’s views in good faith. Each Party shall permit the other Parties to review in advance, and to the extent practicable each of Parent and the Company will consult with the other on and consider in good faith the views of the other in connection with, any proposed substantive communication to any Governmental Entity in connection with this Agreement or the Transactions (including all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger or the other Transactions (including the Prospectus/Proxy Statement). In exercising the foregoing rights, each of the Parties shall act reasonably and as promptly as practicable. In addition, neither Parent nor the Company shall, and shall cause their respective Subsidiaries not to, commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Entity, without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed and Parent shall be permitted to pull and refile any filing made under the HSR Act, or any other Antitrust Laws, prior to the End Date with the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Information. The Company and Parent each shall, upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may reasonably be necessary or advisable in connection with the

Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the Transactions; provided that the limitations set forth in the provisos to Section 6.6 shall apply to the Company’s and Parent’s obligations, mutatis mutandis. In addition, each of the Company and Parent shall use its reasonable best efforts to provide the information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Prospectus/Proxy Statement and the S-4 Registration Statement.

(c) Status.

(i) Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any change, fact or condition of which it becomes aware that would reasonably be likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or any breach by such Party of its representations, warranties, covenants or agreements hereunder that would reasonably be expected to result in the failure of any condition to the other Party’s obligations to effect the Merger hereunder. Subject to Section 6.5(a), neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(ii) Without limiting the generality of Section 6.5(a) or Section 6.5(c)(i), the Company and Parent shall each promptly advise the other Party if it obtains knowledge of (A) any written notice or other written communication from any counterparty to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger (and provide a copy thereof) or (B) any written notice or other written communication from any other Person alleging that the consent of such Person is or may be required in connection with the Merger (and provide a copy thereof). The Company shall notify Parent as promptly as practicable of any written notice or other written communication received after the date of this Agreement from any party to any Material Contract to the effect that such Party has terminated or intends to terminate or otherwise materially and adversely modify its relationship with the Company or any Subsidiary of the Company. Notwithstanding the foregoing, a Party’s failure to comply with this Section 6.5(c)(ii) (provided that such failure was not in bad faith) shall not constitute a failure of any condition set forth in Article VII to be satisfied, or otherwise provide any other Party the right not to effect the Transactions, except to the extent that any other provision of this Agreement independently provides such right.

(d) Notwithstanding Section 6.5(a), 6.5(b) or 6.5(c) or any other provision of this Agreement to the contrary, in no event shall the Company take or permit any of its Subsidiaries to take (unless in each case Parent directs the Company to do so) any action that would result in a Burdensome Condition.

6.6 Access and Reports. Subject to any applicable Law, upon reasonable notice, each Party shall (and shall cause its Subsidiaries to) afford the other Party and its Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, shall (and shall cause its Subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein, and provided, further, that the foregoing shall not require either Party (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of such Party would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if such Party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to permit any intrusive environmental sampling on, at or in any of the properties owned, leased or operated by it or any of its Subsidiaries, or (iii) to disclose any privileged information or information subject to attorney work product protection of such Party or any of its Subsidiaries. Notwithstanding anything in this Section 6.6 to the contrary, each Party shall use reasonable best efforts to obtain any consents of third parties that are necessary to permit such access or make such disclosure and shall otherwise use reasonable best efforts to permit such access or disclosure, including pursuant to the use of “clean team” arrangements pursuant to which certain Representatives of the other Party could be provided access to any such information. All requests for information made pursuant to this Section 6.6 shall be directed to the general counsel of or other Person designated by each Party. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 calendar days after the Closing Date.

6.8 Publicity. The initial press release regarding the Merger shall be a joint press release, and thereafter, unless an Adverse Recommendation Change shall have occurred, and except with respect to press releases and other public statements in connection with Section 6.2 (to the extent expressly permitted pursuant to Section 6.2), the Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other Transactions and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. Notwithstanding the foregoing sentence, without prior consultation, each Party (a) may, subject to Section 6.2, communicate information that is not confidential information of any other Party with financial analysts, investors and media representatives in the ordinary course of business and in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate information included in a press release or other document already approved for external distribution by the other Parties.

6.9 Employee Benefits.

(a) For a period of one year following the Effective Time (the “Continuation Period”), Parent will, or will cause the Surviving Corporation to, provide to each Company Employee for so long as such Company Employee remains an employee of Parent or the Surviving Corporation during the Continuation Period, (i) base salary or regular hourly wage and annual incentive opportunities that are no less favorable in the aggregate than the base salary or regular hourly wage and annual incentive opportunities provided by the Company and its Subsidiaries to such Company Employee immediately before the Effective Time and (ii) other employee benefits (including the value of equity-based awards but excluding defined benefit plan and retiree welfare benefits) that are substantially similar in the aggregate to those provided by the Company and its Subsidiaries to such Company Employee immediately before the Effective Time; provided, however, that the requirements of this sentence shall not apply to Company Employees who are covered by a Company Labor Agreement.

(b) For purposes of vesting, eligibility to participate and benefit entitlement (but excluding benefit accruals under a defined benefit plan) under the employee benefit plans of Parent and its Affiliates providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time to the extent such service was recognized by the Company and its Subsidiaries under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the

Effective Time, except to the extent such credit would result in a duplication of benefits. In addition, to the extent such Company Employee is eligible to participate in a New Plan following the Effective Time, and without limiting the generality of the foregoing, (i) Parent will use its commercially reasonable efforts (including by directing its third party insurance providers or third party administrators) to waive any waiting time in any and all New Plans of the same type as any Company Benefit Plans in which such Company Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent will use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans. Parent will use its reasonable best efforts to cause the Company Employee to be given credit, under the applicable New Plan providing medical, dental, pharmaceutical and/or vision benefits, for amounts paid prior to the Effective Time during the year in which the Effective Time occurs under a corresponding Old Plan during the same period for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents as though such amounts had been paid in accordance with the terms and conditions of the New Plan.

(c) Effective as of the Effective Time, Parent shall assume the Company’s Executive Severance Benefit Plan, effective as of July 28, 2014, and shall honor all obligations there under, in accordance with their terms, and, during the Continuation Period, Parent or the Surviving Corporation, as applicable, shall provide or cause to be provided, to each Company Employee for so long as such Company Employee remains an employee of Parent or the Surviving Corporation during the Continuation Period, severance benefits that are no less favorable than severance benefits set forth in Section 6.9(b) of the Company Disclosure Letter.

(d) Subject to Section 409A of the Code, Parent and the Company hereby agree that a “change of control” or “change in control” within the meaning of each Company Benefit Plan (or an event of similar effect under the terms of such Company Benefit Plan) will occur upon the Closing.

(e) Annual bonuses for the year in which the Closing occurs shall be treated in accordance with Section 6.9(e) of the Company Disclosure Letter.

(f) Nothing in this Agreement, expressed or implied, will (i) confer upon any Company Employee or any other Person any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or will interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or any Person at any time for any reason whatsoever, with or without cause, (ii) constitute an amendment to any Company Benefit Plan or any employee benefit or compensation plan of Parent or any of its Affiliates, (iii) obligate Parent, the Surviving Corporation or any Affiliate of Parent to maintain any particular compensation or benefit plan, program arrangement, policy or contract, or (iv) prevent Parent, the Company, or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms and any applicable Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 will create any third party beneficiary rights in any current or former service provider of the Company or its Affiliates, or any beneficiaries, dependents, or collective bargaining representative thereof, or in any other Person.

(g) Prior to the Effective Time, the Company and its Subsidiaries shall fulfil any notification and bargaining requirements with respect to the Transactions under any Company Labor Agreements.

6.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the Party incurring such expense, except (a) that expenses incurred in connection with (i) the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement and (ii) all statutory filing fees under the HSR Act shall be shared equally by Parent and the Company and (b) as otherwise expressly set forth in this Agreement.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries and each other Person who, at the request or for the benefit of the Company or any of its Subsidiaries, is or was previously serving as a director or officer or fiduciary of any other Person or any benefit plan of the Company or any benefit plan of any of the Subsidiaries of the Company (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on the date of this Agreement to indemnify such Person (and Parent shall also advance fees, costs and expenses (including attorney’s fees and disbursements) as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder).

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(c) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Party in effect as of (and disclosed to Parent prior to) the date of this Agreement, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Party thereunder.

(d) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.11(d) of the Company Disclosure Letter. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than that provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use its reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date of this Agreement), provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of the amount set forth in Section 6.11(d) of the Company Disclosure Letter; and, provided further that if the annual premium of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(f) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(g) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.12 Company Debt Arrangements.

(a) From the date of this Agreement through the Effective Time, at Parent’s written request, the Company shall use its reasonable best efforts to cooperate with, and provide all reasonable assistance to, Parent in connection with any steps Parent may, in its sole discretion, determine are necessary or desirable in order for Parent to terminate, retire, repay, defease, restructure, exchange, repurchase or redeem, effective at or after the Effective Time, some or all amounts outstanding under or commitments issued pursuant to (i) the Company Credit Agreement and/or (ii) the Company Indenture, and at such time terminate any or all such agreements, which cooperation and assistance shall include arranging for (A) the optional redemption, defeasance or other repurchase by Parent (on behalf of the Company) or any of Parent’s Subsidiaries of, or a tender offer or exchange offer by Parent (on behalf of the Company) or any of Parent’s Subsidiaries for, some or all of the notes issued and outstanding pursuant to the Company Indenture (and in connection therewith, obtaining the release of all guarantees with respect thereto), provided that the consummation of any such redemption, defeasance, repurchase, tender offer or exchange offer shall be contingent upon the occurrence of the Merger unless otherwise agreed by the Company, or (B) the repayment or prepayment by Parent or any of Parent’s Subsidiaries of any amounts outstanding under the Company Credit Agreement on or after the Closing Date (and in connection therewith, obtaining the termination of all commitments under and the release of all guarantees and Liens with respect thereto), provided that the consummation of any such repayment or prepayment shall be contingent upon the occurrence of the Merger unless otherwise agreed by the Company.

(b) The Company shall use its reasonable best efforts to timely make all notices, and timely take all such other actions, required to be made by it pursuant to the Company Credit Agreement and the Company Indenture in connection with this Agreement and/or any of the Transactions, including to effectuate as of the Effective Time, the payments, releases, terminations and other matters contemplated by Section 6.12(a).

(c) All documentation prepared by the Company, the Subsidiaries of the Company and/or the Representatives of any of the foregoing in connection with this Section 6.12 shall be subject to the prior review, comment and approval of Parent.

(d) This Section 6.12 shall be subject to Sections 6.15(a), 6.15(b), 6.15(c), 6.15(d) and 6.15(e).

6.13 Other Actions by the Company and Parent.

(a) Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other Transactions, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate (or to the extent elimination is not possible, minimize) the effects of such statute or regulation on such Transactions.

(b) Dividends. The Company and Parent shall coordinate the declaration, fixing of record dates, and setting of payment dates of dividends on Company Shares and Parent Shares, to the extent declared by the respective Company and Parent boards of directors, so that holders of Company Shares (i) do not receive dividends on both Company Shares and Parent Shares (once received in the Merger) in respect of any calendar quarter and (ii) do receive a dividend on one of either of Company Shares or Parent Shares (once received in the Merger) in respect of any calendar quarter.

(c) Section 16 Matters. The Company Board and the Parent Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the disposition of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares, (ii) the conversion of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares into Parent Shares or other derivative securities with respect to Parent Shares, as the case may be, and (iii) the acquisition of Parent Shares or other derivative securities with respect to Parent Shares as the case may be, pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

(d) The Company agrees that prior to the Effective Time, neither the Company nor any of its Subsidiaries shall (i) file any registration statement (other than on Form S-8) or (ii) consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

6.14 Litigation. The Company shall control the defense and settlement of any litigation or other legal proceedings against the Company or any of its directors relating to this Agreement, the Merger or other Transactions; provided that the Company shall promptly notify Parent of such litigation (including any threats thereof) and give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the Transactions, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar Persons by any stockholder of the Company relating to this Agreement, the Merger or any other Transaction without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.15 Financing.

(a) The Company shall use, and shall cause its Subsidiaries to use, its and their reasonable best efforts to cause its and their respective Representatives to provide to Parent all cooperation as is reasonably requested by Parent in connection with arranging, obtaining, effectuating and syndicating any financing or refinancing transactions undertaken by Parent or its Subsidiaries in connection with the Transactions, including any transaction or action contemplated by Section 6.12 (the “Financing”), including (i) promptly furnishing Parent and any of its actual or anticipated Financing Sources, provided that each such Financing Source will be subject to a confidentiality agreement in accordance with customary market practice) with (A) (x) such financial statements, financial data, audit reports and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (it being understood and agreed that the preparation of any pro forma financial information shall be the responsibility of Parent and that any assistance provided by the Company in connection therewith shall not include the preparation by the Company of information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments) for registered offerings of debt or equity securities, as applicable, such financial statements to include audited consolidated balance sheets and related statements of operations, shareholders’ equity and cash flows and related notes thereto of the Company for the three fiscal years most recently ended at least 60 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of operations, shareholders’ equity and cash flows and related notes thereto of the Company for each subsequent fiscal quarter (excluding the fourth quarter of any fiscal year) ended at least 40 days prior to the Closing Date, in each case, with comparative financial information for the equivalent fiscal quarter of the prior year (which shall have been reviewed by the independent accountants for the

Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) and (y) if reasonably requested by Parent, a customary qualitative and quantitative “recent developments” section (a “Recent Developments Section”) with a brief discussion of the Company’s expected consolidated results of operations for any period for which the Company has not yet publicly filed its financial statements and (B) information regarding the Company and its Subsidiaries customarily included in information memoranda and other syndication materials for revolving and term loan facilities (it being understood and agreed that any assistance provided by the Company in connection therewith shall not include the preparation by the Company of any projections) (collectively, the “Required Information”), (ii) making senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one meetings or conference calls with the Financing Sources), drafting sessions, lender presentations, road shows, rating agency presentations and due diligence sessions, (iii) assisting Parent and any of its Financing Sources in (A) the preparation of (1) offering documents, private placement memoranda, prospectuses, prospectus supplements, registration statements, syndication documents and materials including information memoranda, lender and investor presentations and other marketing documents (including “public side” versions thereof), and similar documents and materials for any portion of the Financing and (2) materials for rating agency presentations and (B) the conduct of any field examination and inventory appraisals, and the preparation of any related reports, in connection with any portion of the Financing in the form of an asset-based credit facility, (iv) to the extent applicable, obtaining and providing customary authorization and representation letters and arranging for customary auditor consents for use of the Required Information in the marketing documentation, (v) using reasonable best efforts to cause the independent accountants of the Company to provide customary assistance to Parent, including participating in customary accounting due diligence sessions, providing the necessary consents to file the independent accountants’ audit report in any filings with the SEC and providing comfort letters customary for registered offerings of debt or equity securities or private placements under Rule 144A under the Securities Act, as applicable, at the time of pricing of such debt or equity securities offering and the closing thereof upon completion of customary procedures (which comfort letters need not address or opine on any preliminary financial information contained in a Recent Developments Section), (vi) providing, at least five Business Days prior to the Closing, information as required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 (to the extent such information is requested at least ten Business Days before the Closing) and to the extent applicable, any beneficial ownership certifications required under the beneficial ownership regulation, (vii) assisting in the negotiation and preparation of any credit agreement, indenture, note, purchase agreement, underwriting agreement, guarantees, security agreements, customary closing certificates and other certificates, letters and documents as may reasonably be requested by Parent, in each case contemplated in connection with the Financing and (viii) take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing.

(b) Notwithstanding this Section 6.15, the actions contemplated in Section 6.12 and this Section 6.15 do not and shall not (i) require any such cooperation to the extent it would require the Company, any of its Subsidiaries, or any of its or their respective Representatives to (A) waive or amend any terms of this Agreement, (B) pay any fees, reimburse any expenses or provide any indemnity, in each case that is not contingent on the Closing, unless Parent is obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement with respect thereto, (C) enter into any definitive agreement or binding commitment (other than customary authorization and representation letters as specifically provided in clause (a)(iv) above) that is not contingent on the Closing or (D) take any actions that would cause the Company or any of its Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (ii) require any such cooperation from the Company, any of its Subsidiaries, or any of its or their respective Representatives to the extent it would reasonably be expected to materially interfere with the ongoing operations of the Company or any of its Subsidiaries, (iii) cause any Representative of the Company or any of its Affiliates to incur any personal liability, (iv) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to be the issuer of any securities or issue any offering document prior to the Closing or require the Company, any of its Affiliates, or any of its or their respective Representatives to enter into or approve any Financing or purchase agreement for any Financing prior to the Closing, (v) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged and disclosure of which would result in a loss of privilege, (vi) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to take any action that, prior to the Closing, will conflict with or violate the organizational documents of such Person, any Material Contract or any applicable Law or legal proceeding, or (vii) require the Company, any of its Subsidiaries, or any of its or their respective Representatives, prior to the Closing, to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any financing, or any other Person with respect to any actions under this Section 6.15, as to the solvency of the Company, any of its Subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate.

(c) Parent shall indemnify and hold harmless the Company, its Subsidiaries, and their respective Representatives from, against and in respect of any actual losses, liabilities, damages, claims, costs, expenses, interest, awards, judgments or penalties, of any kind (“Losses”), imposed on, sustained, incurred or suffered by, or asserted against, any of them, to the extent relating to, arising out of or resulting from the arranging or obtaining of any Financing or any cooperation requested by or provided to Parent pursuant to Section 6.12 or this Section 6.15 to the fullest extent permitted by applicable Law, except to the extent such Losses arise out of the gross negligence, bad faith, fraud or willful misconduct of the Company or any of its Subsidiaries or any of its or their respective Representatives or a material breach of this Agreement. Parent shall from time to time (upon request by the Company) promptly reimburse the Company for any reasonable and documented out-of-pocket expenses and costs (including reasonable out-of-pocket auditor’s and attorney’s fees and expenses) incurred in the performance of the Company’s or its Subsidiaries’ or Representatives’ obligations under Section 6.12 or this Section 6.15 (provided that such reimbursement shall not include general auditor and legal expenses the Company would have incurred regardless of whether cooperation was requested pursuant to Section 6.12 or this Section 6.15). This Section 6.15(c) shall survive the Effective Time or earlier termination of this Agreement. Subject to Parent’s indemnification obligations under Section 6.12 or this Section 6.15, the Company hereby consents to the use of all of its and its Subsidiaries’ corporate logos in connection with the initial syndication or marketing of any Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(d) Without limiting Section 6.15(c), Parent acknowledges and agrees that none of the Company, its Affiliates or any of their respective Representatives has any responsibility in connection with any Financing except pursuant to Section 6.12 or this Section 6.15. Any document prepared or utilized in connection therewith that includes any information provided by the Company, its Affiliates or any of their respective Representatives shall, in each case unless the Effective Time occurs, (i) state that none of the Company or any of its Affiliates has any responsibility for the content of such document and (ii) disclaim all responsibility therefor on the part of the Company, its Affiliates and their respective Representatives, in each case other than with respect to information regarding the Company provided by the Company, any of its Affiliates or any of their respective Representatives for inclusion therein.

(e) Each of Parent and Merger Sub acknowledges and agrees that (i) the obtaining of the Financing, or any alternative financing, is not a condition to the Closing and (ii) none of Parent’s or Merger Sub’s respective obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining financing in respect of the Transactions.

6.16 Approval by Sole Stockholder of Merger Sub. Promptly following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub, will adopt this Agreement in accordance with applicable Law and Merger Sub’s certificate of incorporation and bylaws.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by holders of Company Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b) NYSE Listing. The Parent Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(c) Regulatory Consents. The waiting period under the HSR Act applicable to the consummation of the Merger and the other Transactions shall have expired or been terminated and any Other Required Antitrust Approvals shall have been obtained or satisfied, as applicable.

(d) Litigation. No court or other Governmental Entity of competent jurisdiction in the United States or in a jurisdiction set forth on Section 7.1(d) of the Company Disclosure Letter shall have enacted, issued, promulgated, enforced or entered any applicable Law, (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other Transactions (collectively, an “Order”).

(e) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued (and not rescinded), and no proceedings for that purpose shall be pending before the SEC.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 5.1 (other than the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.1(b) (Capital Structure), Section 5.1(c) (Corporate Authority, Approval), Section 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(j) (Takeover Statutes) and Section 5.1(s) (Brokers and Finders)) shall be true and correct (without regard to “materiality,” “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) Section 5.1(b)(i) and Section 5.1(b)(ii) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for de minimis inaccuracies, and (iii) the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.1(b) (other than Section 5.1(b)(i) and Section 5.1(b)(ii)) (Capital Structure), Section 5.1(c) (Corporate Authority, Approval), Section 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(j) (Takeover Statutes) and Section 5.1(s) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date). Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, all of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in this Section 7.2(b) have been satisfied.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in this Section 7.2(c) have been satisfied.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in (i) Section 5.2 (other than the first sentence of Section 5.2(a) (Organization, Good Standing and Qualification), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority; Approval), Section 5.2(d)(ii)(A) (Non-Contravention) and Section 5.2(j) (Brokers and Finders)), shall be true and correct (without regard to “materiality,” “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, and (ii) the first sentence of Section 5.2(a) (Organization, Good Standing and Qualification), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority, Approval), Section 5.2(d)(ii)(A) (Non-Contravention) and Section 5.2(j) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date). The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed and complied with, in all material respects, all of their respective obligations under this Agreement required to be performed or complied with by them at or prior to the Closing Date. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to the effect the conditions set forth in this Section 7.3(b) have been satisfied.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to the effect the conditions set forth in this Section 7.3(c) have been satisfied.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote, by either Parent or the Company if:

(a) the Merger shall not have been consummated by April 1, 2019 (the “End Date”); provided that if on the End Date any of the conditions set forth in Section 7.1(c) or Section 7.1(d) (to the extent relating to the matters set forth in Section 7.1(c)) shall not have been satisfied but all other conditions set forth in Article VII shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions), then the End Date shall be automatically extended to June 26, 2019, and such date shall become the End Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party that has breached its obligations in any material respect under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Merger to have been consummated by the End Date;

(b) the adoption of this Agreement by the stockholders of the Company shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

The right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to, or the occurrence of, the consummation of the Merger.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company at any time prior to the Effective Time:

(a) whether before or after the Requisite Company Vote is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, such that (i) Section 7.3(a) or 7.3(b) would not be satisfied and (ii) such breach is not curable or, if curable by the End Date, Parent (A) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Parent of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.3(a) and the basis for such termination or (B) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform; or

(b) prior to receipt of the Requisite Company Vote, in connection with entering into an Alternative Acquisition Agreement in accordance with Section 6.2(f).

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent at any time prior to the Effective Time, if:

(a) if an Adverse Recommendation Change shall have occurred; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, such that (i) Sections 7.2(a) or 7.2(b) would not be satisfied and (ii) such breach is not curable or, if curable by the End Date, the Company (A) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.4(b) and the basis for such termination or (B) are not thereafter continuing to take good faith efforts to cure such breach or failure to perform.

8.5 Effect of Termination and Abandonment.

(a) Except as otherwise provided in this Section 8.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any Party of any liability or damages to the other Party resulting from any deliberate breach of this Agreement and (ii) the provisions set forth in Section 6.15(c), this Section 8.5 and Article IX (other than the first sentence of Section 9.1 and Section 9.5(c)) shall survive termination of this Agreement.

(b) Payment of Termination Fee by the Company.

(i) If this Agreement is terminated by the Company pursuant to Section 8.3(b) or Parent pursuant to Section 8.4(a), then the Company shall pay to Parent, by wire transfer of immediately available funds, $263,785,600 (the “Termination Fee”) within two Business Days after such a termination of this Agreement by Parent.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) or Section 8.2(b), or by Parent pursuant to Section 8.4(b), (B) an Acquisition Proposal has been publicly announced after the date of this Agreement and before the date this Agreement is terminated, and (C) within 12 months following the date of such termination (1) the Company Board has recommended that stockholders vote in favor of, or tender into, an Acquisition Proposal, (2) the Company has entered into an Alternative Acquisition Agreement providing for the consummation of an Acquisition Proposal, or (3) an Acquisition Proposal has been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(b)(iii)).

(iii) The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the Transactions, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee or reimbursement of expenses set forth in this Section 8.5(b) or any portion of such amounts, the Company shall pay to Parent and Merger Sub their costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee, at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made, from the date such payment was required to be made through the date of payment.

(c) Exclusive Remedy. The Parties agree and understand that in no event shall the Company be required to pay the Termination Fee on more than one occasion, and if Parent receives the full amount of the Termination Fee from the Company in the circumstances described in Section 8.5(b)(i) or (ii), such payment shall be the sole and exclusive remedy of Parent against the Company and its Subsidiaries and their respective former, current or future partners, stockholders, managers, members, Affiliates and Representatives and none of the Company, any of its Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates, or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article II, Article III, Article IV, Section 6.7 (Stock Exchange Listing and Delisting), Section 6.10 (Expenses), Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and Article IX shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the Parties, by action of the board of directors of the respective Parties; provided that (a) after the Requisite Company Vote has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the stockholders of Parent, respectively, under applicable Law without such approval having first been obtained and (b) this Section 9.2 and Sections 9.3 (Waiver of Conditions), 9.5 (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), 9.8 (No Third Party Beneficiaries) and 9.13 (Liability of Financing Sources) (and any other provision of this Agreement to the extent an amendment, modification, waiver or supplement of such provision would modify the substance of any of the foregoing provisions) may not be amended, modified, waived or supplemented in a manner adverse to any of the Financing Sources without the prior written consent of such Financing Source.

9.3 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided that this Section 9.3 and Sections 9.2 (Modification or Amendment), 9.5 (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), 9.8 (No Third Party Beneficiaries) and 9.13 (Liability of Financing Sources) may not be waived in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT (AND, EXCEPT AS CONTEMPLATED IN SECTION 9.5(D), ALL ACTIONS, CLAIMS, SUITS OR PROCEEDINGS IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE, THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, THE NEGOTIATION OF THIS AGREEMENT OR THE PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS) SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION. Except as contemplated in Section 9.5(d), Parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and, if such courts will not have jurisdiction, the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Merger and the other Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NEGOTIATION OF THIS AGREEMENT, THE PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY PROCEEDING AGAINST ANY FINANCING SOURCE ARISING OUT OF OR RELATED TO THE TRANSACTIONS, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED TO SUCH PARTY, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that (i) the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, without the necessity of proving the inadequacy of money damages as a remedy (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such Party is entitled at Law or in equity, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The Parties further agree that (i) by seeking the remedies provided for in this Section 9.5(c), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, including, subject to Section 8.5(c), monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(c) are not available or otherwise are not granted and (ii) nothing contained in this Section 9.5(c) shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.5(c) before exercising any termination right under Article VIII (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.5(c) or anything contained in this Section 9.5(c) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(c) shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Notwithstanding anything to the contrary contained in this Agreement, each of the Parties agrees (i) that all actions, claims, suits or proceedings in equity, in contract, in tort or otherwise, directly involving any of the Financing Sources arising out of or relating to this Agreement or the Transactions, the Financing or the performance of services thereunder or related thereto (A) shall be governed by the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction and (B) shall be subject to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York (and each Party hereto, on behalf of itself and its Representatives, submits for itself and its property with respect to any such proceeding to the exclusive jurisdiction of such state and federal courts sitting in the State of New York), and (ii) not to bring, or permit any of its Representatives to bring, or support anyone else in bringing, any such proceeding in any other courts other than a state or federal court sitting in the State of New York.

9.6 Notices. Any notice, request, instruction or other document or communication to be given to any Party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by email or overnight courier:

if to Parent or Merger Sub:

Conagra Brands, Inc.

222 Merchandise Mart Plaza, Suite 1300

Chicago, Illinois 60654

Attn: General Counsel

Email: Colleen.Batcheler@conagra.com

(with a copy, which shall not constitute notice, to)

Jones Day

77 West Wacker

Chicago, Illinois 60601-1692

Attn:    Peter E. Izanec

            Timothy P. FitzSimons

Email: peizanec@jonesday.com

            tfitzsimons@jonesday.com

if to the Company:

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, NJ 07054

Attn: General Counsel

Email: Kelley.Maggs@pinnaclefoods.com

(with a copy, which shall not constitute notice, to)

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attn:    Robert I. Townsend III, Esq.

            O. Keith Hallam, III, Esq.

Email: rtownsend@cravath.com

            khallam@cravath.com

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by email; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated May 15, 2018, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter of this Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB OR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8 No Third Party Beneficiaries. Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (a) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (b) this Section 9.8 and Sections 9.2 (Modification or Amendment), 9.3 (Waiver of Conditions), 9.5 (Governing Law and Venue; Waiver of Jury Trial; Specific Performance) and 9.13 (Liability of Financing Sources) which will inure to the benefit of the Financing Sources and their respective successors, legal representatives and permitted assigns, (c) if the Effective Time occurs, the right of the Company’s shareholders to receive the Merger Consideration in accordance with Article IV, and (d) if the Effective Time occurs, the right of the holders of Company Options, Company RSUs, Company PSUs or Company PSAs to receive such consideration as provided for in Section 4.5, all of whom are expressly intended to be third party beneficiaries thereof and with respect to their rights thereunder. The Parties further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub or such other Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.11 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this

Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “made available to Parent” and words of similar import refer to documents (A) posted to the Intralinks Datasite by or on behalf of the Company by 5:00 p.m. (Eastern Time) on June 25, 2018 or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives by 5:00 p.m. (Eastern Time) on June 25, 2018. All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. The defined terms contained in this Agreement are applicable to the singular, as well as to the plural, forms of such terms. References to any statute, rule, regulation, law or Law shall be deemed to refer to all applicable Laws as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. All references to “$” or “cents” in this Agreement are to United States dollars or divisions thereof. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, in accordance with its terms. References to any Person include the successors and permitted assigns of that Person. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c) Each Party has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.12 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent (a) will be entitled to assign this Agreement to any Affiliate of Parent or (b) may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary that is a Delaware corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that no such designation shall (i) relieve any such Person of its obligations hereunder or (ii) reasonably be expected to impede or delay the consummation of the Transactions or otherwise impede the rights of the Company or the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

9.13 Liability of Financing Sources. Notwithstanding anything to the contrary contained herein, the Company agrees that neither it, nor any of its Subsidiaries, Affiliates, stockholders (other than Parent and Merger Sub) and their respective Representatives will have any rights or claims against any of the Financing Sources (in their capacity as such) in connection with this Agreement, the Transactions, the Financing or the transactions contemplated thereby, whether at law or in equity, in Contract, tort or otherwise.

ARTICLE X

CERTAIN DEFINITIONS

10.1 Definitions. For the purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement that are applicable to the Company (it being understood that such confidentiality agreement need not contain a

“standstill” or similar obligations to the extent that Parent, concurrently with the entry by the Company or any of its Subsidiaries into such confidentiality agreement, released from any “standstill” and other similar obligations in the Confidentiality Agreement).

“Acquisition Proposal” means (a) any inquiry, proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company and/or any of its Subsidiaries with respect to assets that constitute 15% or more of the assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, or (b) any acquisition by a Third Party resulting in, or inquiry, proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (i) 15% or more of the total voting power of, or of any class of, equity securities of the Company or any of the Subsidiaries of the Company, or (ii) 15% or more of the consolidated total assets (including equity securities of the Subsidiaries of the Company), revenues or net income of the Company, in each case other than the Transactions.

“Adverse Recommendation Change” has the meaning set forth in Section 6.2(e).

“Affiliate” means, when used with respect to any Party, any Person who is an “affiliate” of that Party within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.2(a)(iii).

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977 and any other similar Laws regarding corruption, commercial bribery or the use of funds for political activity.

“Antitrust Laws” has the meaning set forth in Section 5.1(d)(i).

“Applicable Date” has the meaning set forth in Section 5.1(e)(i).

“Appraisal Shares” has the meaning set forth in Section 4.3.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.1(c)(i).

“Book Entry Company Share” has the meaning set forth in Section 4.1(a).

“Book Entry Parent Shares” has the meaning set forth in Section 4.2(a).

“Burdensome Condition” has the meaning set forth in Section 6.5(a)(ii).

“Business Day” means any day ending at 11:59 p.m. (Eastern Time), other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“Bylaws” has the meaning set forth in Section 2.2.

“Cash Consideration” has the meaning set forth in Section 4.1(a).

“Certificate” has the meaning set forth in Section 4.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Charter” has the meaning set forth in Section 2.1.

“Class B Parent Preferred Stock” has the meaning set forth in Section 5.2(b)(i).

“Class C Parent Preferred Stock” has the meaning set forth in Section 5.2(b)(i).

“Class D Parent Preferred Stock” has the meaning set forth in Section 5.2(b)(i).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986.

“Commerce Department” means the United States Department of Commerce.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plan” means (a) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (b) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash, equity-based, incentive, bonus, employment, consulting, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, relocation, loan, fringe benefit, severance, retirement, supplemental retirement, profit sharing, pension, deferred compensation, savings, or termination, in each case of clauses (a) and (b) that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or ERISA Affiliates, or with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any current, potential, or contingent liability, except that no “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) will be considered a Company Benefit Plan.

“Company Board” has the meaning set forth in the Recitals.

“Company Credit Agreement” means the Fourth Amended and Restated Credit Agreement, dated as of March 15, 2018, by and among Pinnacle Foods Finance LLC, Peak Finance Holdings LLC, the guarantors party thereto, Barclays Bank PLC, Bank of America, N.A., as administrative agent, collateral agent and swingline lender and the other lenders party thereto, as amended by the First Amendment thereto dated as of May 30, 2018.

“Company Data” means any and all data and information received, generated, collected, owned or processed by or on behalf of the Company in connection with the operation of its business.

“Company Disclosure Letter” has the meaning set forth in Section 5.1.

“Company Employees” has the meaning set forth in Section 5.1(m)(i).

“Company Equity Awards” means the Company Options, Company RSUs, Company PSUs and Company PSAs.

“Company Indenture” means the Indenture, dated as of January 15, 2016, by and among Pinnacle Foods Finance LLC, Pinnacle Foods Finance Corp., the guarantors listed therein and Wilmington Trust, National Association, as supplemented by the First Supplemental Indenture, dated as of January 15, 2016, by and among Pinnacle Foods Finance LLC, Pinnacle Foods Finance Corp., the guarantors listed therein and Wilmington Trust, National Association, as trustee.

“Company Intellectual Property” means any Intellectual Property the unavailability of which would be materially detrimental to the Company and the Subsidiaries of the Company, taken as a whole, including the Key Company Trademarks and the Product Recipes.

“Company Labor Agreements” has the meaning set forth in Section 5.1(m)(i).

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, (a) would, or would reasonably be expected to, prevent or materially impede the ability of the Company to consummate the Merger and the other Transactions prior to the End Date or (b) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall be taken into account, either alone or in combination, in determining whether a Company Material Adverse Effect has occurred for purposes of clause (b) of this definition: (i) any changes in general United States or global economic conditions, (ii) any changes in the general conditions of the industries in which the Company and its Subsidiaries operate, (iii) any decline in the market price or trading volume of the Company Shares, in and of itself (provided that the exception in this clause (iii) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline from being taken into account in determining whether there has been a Company Material Adverse Effect), (iv) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (iv) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure from being taken into account in determining whether there has been a Company Material Adverse Effect), (v) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions (provided that the exception in this clause (v) shall not apply to any representation or warranty contained in Section 5.1(d) of this Agreement), (vi) compliance with the terms of, or the taking of any action required by, this Agreement, (vii) any change in applicable Law or GAAP (or authoritative interpretations thereof), (viii) the outbreak or escalation of hostilities, any acts of war (whether or not declared), military activity, civil disobedience or terrorism (other than cyber-terrorism), (ix) earthquakes, floods, hurricanes, tornados or other natural disasters, (x) any action taken by the Company or its Subsidiaries at Parent’s written request, or (xi) any change or prospective change in the Company’s credit ratings (provided that the exception in this clause (xi) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such change or prospective change from being taken into account in determining whether there has been a Company Material Adverse Effect); except, in the cases of clauses (i), (ii), (vii), (viii) and (ix), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries or geographies in which the Company and its Subsidiaries operate.

“Company Option” has the meaning set forth in Section 4.5(a).

“Company Preferred Shares” has the meaning set forth in Section 5.1(b)(i).

“Company PSA” has the meaning set forth in Section 4.5(c)(i).

“Company PSA Portion” shall be the portion of an Unvested Company PSA that is represented by Company Shares actually issued to the holder of such award that remain outstanding as of the Effective Time.

“Company PSU” has the meaning set forth in Section 4.5(c)(ii).

“Company PSU Portion” shall be the portion of an Unvested Company PSA that is not the Company PSA Portion.

“Company Recommendation” has the meaning set forth in Section 5.1(c)(ii).

“Company Reports” has the meaning set forth in Section 5.1(e)(i).

“Company Restricted Share” means a Company Share subject to time-based vesting, repurchase or other lapse restrictions (other than Company PSAs or Company PSUs or any portions thereof).

“Company RSU” has the meaning set forth in Section 4.5(b).

“Company Share” has the meaning set forth in Section 4.1(a).

“Company Stock Plans” means the Pinnacle Foods Inc. Amended and Restated 2013 Omnibus Incentive Plan and the Pinnacle Foods Inc. (f/k/a “Crunch Holding Corp.”) 2007 Stock Incentive Plan, in each case, as amended.

“Company Stockholders Meeting” has the meaning set forth in Section 6.4.

“Confidentiality Agreement” has the meaning set forth in Section 9.7.

“Continuation Period” has the meaning set forth in Section 6.9(a).

“Contract” has the meaning set forth in Section 5.1(d)(ii).

“D&O Insurance” has the meaning set forth in Section 6.11(d).

“DGCL” has the meaning set forth in the Recitals.

“Disclosure Letters” has the meaning set forth in Section 5.2.

“DOJ” has the meaning set forth in Section 6.5(a)(i).

“DTC” has the meaning set forth in Section 4.2(b).

“Effective Time” has the meaning set forth in Section 1.3.

“End Date” has the meaning set forth in Section 8.2(a).

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, request for information, decree, order, demand or notice (written or oral) by any Person alleging actual or potential liability (including, without limitation, actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, Release of or exposure to any Hazardous Substance, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means Law relating to: (a) pollution or the protection, investigation or restoration of the environment or natural resources, (b) the handling, disposal, use, presence, sale, distribution, marketing, labeling, importation, exportation, generation, treatment, storage, Release or threatened Release of, or contamination by, any Hazardous Substance, (c) health and safety as relates to exposure to persons to any hazardous, dangerous or toxic substances, or (d) consumer product, worker or environmental warnings as relates to exposure to hazardous, dangerous or toxic substances (including under California’s Proposition 65, Cal. Health and Safety Code section 25249.5 et seq.).

“Environmental Permits” has the meaning set forth in Section 5.1(k)(i).

“Equity Award Cash-Out Consideration” means the sum of (a) the Cash Consideration and (b) the product of (i) the Exchange Ratio multiplied by (ii) the Parent Closing Price.

“Equity Award Exchange Ratio” means the sum of (a) the Exchange Ratio and (b) the quotient of (i) the Cash Consideration divided by (ii) the Parent Closing Price.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as the context requires, as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 4.2(a).

“Exchange Fund” has the meaning set forth in Section 4.2(a).

“Exchange Ratio” has the meaning set forth in Section 4.1(a).

“Excluded Share” has the meaning set forth in Section 4.1(a).

“FDA” has the meaning set forth in Section 5.1(u)(i).

“Financing” has the meaning set forth in Section 6.15(a).

“Financing Sources” means all agents, arrangers, lenders, underwriters and other counterparties with respect to any actual or potential Financing, their Affiliates and each such Person’s respective Representatives.

“Food Authorities” has the meaning set forth in Section 5.1(u)(i).

“FTC” has the meaning set forth in Section 5.1(u)(i).

“GAAP” means generally accepted accounting principles in the United States as of the date of this Agreement.

“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” has the meaning set forth in Section 5.1(d)(i).

“Hazardous Substance” means any substance that is listed, classified or regulated pursuant to or that may give rise to liability under any Environmental Law, including any petroleum product, compound or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination: (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such Person incurred in the ordinary course of business); (d) all lease obligations of such Person capitalized on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit, performance bonds or surety bonds issued for the account of such Person, to the extent drawn upon; and (h) all guarantees of such Person of any Indebtedness of any other Person other than a wholly-owned Subsidiary of such Person.

“Indemnified Parties” has the meaning set forth in Section 6.11(a).

“Insurance Policies” has the meaning set forth in Section 5.1(o).

“Intellectual Property” means anywhere in the world, all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) Trade Secrets; (d) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) internet domain names; and (f) all other intellectual property or proprietary rights.

“Intervening Event” means any material change, development or occurrence with respect to the Company or Parent, as applicable that (a) first becomes known to the Company’s Board after the date of this Agreement and was not reasonably foreseeable by the Company’s Board as of the date of this Agreement, or (b) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Company’s Board as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, an Intervening Event: (i) the receipt, existence or terms of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or the consequences of any of the foregoing, (ii) any changes in general United States or global economic conditions, (iii) any changes in the general conditions of the industries in which the Company and its Subsidiaries or Parent and its Subsidiaries operate, (iv) the outbreak or escalation of hostilities, any acts of war (whether or not declared), military activity, civil disobedience or terrorism, (v) earthquakes, floods, hurricanes, tornados or other natural disasters, (vi) any change in applicable Law or GAAP (or authoritative interpretations thereof) after the date of this Agreement, (vii) any change in the market price or trading volume of the Company Shares or the Parent Shares, in and of itself (provided that the exception in this clause (vii) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline from being taken into account in determining whether there has been an Intervening Event), (viii) the Company or Parent, or any of their respective Subsidiaries, meeting or exceeding any applicable internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (viii) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such event from being taken into account in determining whether there has been an Intervening Event), (ix) any failure, in and of itself, by the Company or Parent to meet any applicable internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (ix) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure from being taken into account in determining whether there has been an Intervening Event), and (x) any change or prospective change in the Company’s or Parent’s credit ratings (provided that the exception in this clause (x) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such change from being taken into account in determining whether there has been an Intervening Event).

“IRS” means the United States Internal Revenue Service.

“Key Company Trademarks” means the Trademarks set forth on Section 10.1(a) of the Company Disclosure Letter.

“Knowledge” means (a) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed in Section 10.1(b) of the Company Disclosure Letter and (b) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed in Section 10.1(a) of the Parent Disclosure Letter.

“Law” has the meaning set forth in Section 5.1(i)(i).

“Leased Real Property” has the meaning set forth in Section 5.1(r)(ii).

“Licenses” has the meaning set forth in Section 5.1(i)(i).

“Lien” means any lien (statutory or otherwise), charge, pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever, including any restriction on the voting or transfer of any security.

“Losses” has the meaning set forth in Section 6.15(c).

“Material Contract” has the meaning set forth in Section 5.1(p).

“Material Customers” has the meaning set forth in Section 5.1(t).

“Material Suppliers” has the meaning set forth in Section 5.1(t).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 4.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“New Plans” has the meaning set forth in Section 6.9(b).

“Notice Period” has the meaning set forth in Section 6.2(h)(ii).

“NYSE” has the meaning set forth in Section 4.2(f).

“Old Plans” has the meaning set forth in Section 6.9(b).

“Order” has the meaning set forth in Section 7.1(d).

“Owned Real Property” has the meaning set forth in Section 5.1(r)(i).

“Parent” has the meaning set forth in the Preamble.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Closing Price” means an amount equal to the volume weighted average price per Parent Share on the New York Stock Exchange (as published in The Wall Street Journal) on each of the 10 consecutive trading days ending with the complete trading day ending immediately prior to the Closing.

“Parent Data” means any and all data and information received, generated, collected, owned or processed by or on behalf of Parent in connection with the operation of its business.

“Parent Disclosure Letter” has the meaning set forth in Section 5.2.

“Parent Intellectual Property” means any Intellectual Property the unavailability of which would be materially detrimental to Parent and the Subsidiaries of Parent, taken as a whole.

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, (a) would, or would reasonably be expected to, prevent or materially impede the ability of Parent to consummate the Merger and the other Transactions prior to the End Date or (b) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall be taken into account, either alone or in combination, in determining whether a Parent Material Adverse Effect has occurred for purposes of clause (b) of this definition: (i) any changes in general United States or global economic conditions, (ii) any changes in the general conditions of the industries in which Parent and its Subsidiaries operate, (iii) any decline in the market price or trading volume of the Parent Shares, in and of itself (provided that the exception in this clause (iii) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline from being taken into account in determining whether there has been a Parent Material Adverse Effect), (iv) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (iv) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure from being taken into account in determining whether there has been a Parent Material Adverse Effect), (v) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions (provided that the exception in this clause (v) shall not apply to any representation or warranty contained in Section 5.2(d) of this Agreement), (vi) compliance with the terms of, or the taking of any action required by, this Agreement, (vii) any change in applicable Law or GAAP (or authoritative interpretations thereof), (viii) the outbreak or escalation of hostilities, any acts of war (whether or not declared), military activity, civil disobedience or terrorism (other than cyber-terrorism), (ix) earthquakes, floods, hurricanes, tornados or other natural disasters, (x) any action taken by Parent or its Subsidiaries at the Company’s written request, or (xi) any change or prospective change in Parent’s credit ratings (provided that the exception in this clause (xi) shall not prevent the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such change or prospective change from being taken into account in determining whether there has been a Parent Material Adverse Effect); except, in the cases of clauses (i), (ii), (vii), (viii) and (ix), to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries or geographies in which Parent and its Subsidiaries operate.

“Parent Preferred Stock” has the meaning set forth in Section 5.2(b)(i).

“Parent Reports” has the meaning set forth in Section 5.2(e)(i).

“Parent Share” has the meaning set forth in Section 4.1(a).

“Parent Stock Plan” has the meaning set forth in Section 5.2(b)(i).

“Parties” has the meaning set forth in the Preamble.

“Party” has the meaning set forth in the Preamble.

“PBGC” has the meaning set forth in Section 5.1(h)(iv).

“Permitted Lien” means (a) any Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e) Liens relating to intercompany borrowings among a Person and its wholly-owned Subsidiaries, (f) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (g) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (h) other Liens that do not materially impair the value or use of the subject property, or (i) Liens incurred pursuant to (i) the Company Credit Agreement or (ii) any other Material Contracts of the Company or any of its Subsidiaries relating to Indebtedness (provided, that, for the avoidance of doubt, with respect to the Company and its Subsidiaries, no Liens described in clause (i)(i) would survive Closing).

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” shall mean any information relating to an identified or identifiable natural person or an identified or identifiable legal entity (which such information is similarly protected as Personal Information under applicable law); an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier, or to one or more factors specific to his or her physical, physiological, genetic, mental, economic, cultural or social identity.

“Product Recipes” means all of the recipes, ingredients lists, blends, mixing instructions and processes used in or to manufacture any food or beverage products.

“Products” has the meaning set forth in Section 5.1(u)(i).

“Prospectus/Proxy Statement” has the meaning set forth in Section 6.3(a).

“Real Property” has the meaning set forth in Section 5.1(r)(ii).

“Real Property Lease” has the meaning set forth in Section 5.1(r)(ii).

“Recent Developments Section” has the meaning set forth in Section 6.15(a).

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environmental including without limitations any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” has the meaning set forth in Section 6.2(a).

“Required Information” has the meaning set forth in Section 6.15(a).

“Requisite Company Vote” has the meaning set forth in Section 5.1(c)(i).

“S-4 Registration Statement” has the meaning set forth in Section 6.3(a).

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.1(e)(i).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Breach” means, with respect to any Party, any event or circumstance in which any Person gains unauthorized access to or engages in unauthorized processing of (A) any Personal Information, Parent Data (with respect to Parent), Company Data (with respect to the Company) or confidential information related to such Party and its Subsidiaries and held by such Party and its Subsidiaries or any other Person on their behalf; or (B) any databases, computers, servers, storage media (e.g., backup tapes), network devices or other devices or systems that process Personal Information, (with respect to Parent), Company Data (with respect to the Company) or confidential information related to such Party and its Subsidiaries and owned or maintained by such Party and its Subsidiaries, their customers or vendors, or any other Persons on their behalf.

“Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Stock Consideration” has the meaning set forth in Section 4.1(a).

“Subsidiary” means, when used with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (a) such Person or any of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership, (b) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries, or (c) that is required to be consolidated in such Person’s financial statements under GAAP.

“Superior Proposal” means an bona fide written Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) that did not result from a violation of Section 6.2 and that the Company Board has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal, the certainty of financing or available proceeds for such a proposed transaction, and the Person making the proposal), would be more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (a) any revisions to the terms of this Agreement that Parent has committed in writing to make pursuant to Section 6.2(g) and (b) the certainty of completion and the time likely to be required to consummate such Acquisition Proposal).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Statute” has the meaning set forth in Section 5.1(j).

“Tax” means all federal, state, local and foreign income, profits, estimated franchise, gross receipts, alternative minimum, environmental, customs duty, license, capital stock, severance, stamp, payroll, sales, employment, unemployment, social security, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy, transfer, registration, goods and services, abandonment or unclaimed property, escheat, estimated or other taxes or governmental fees, duties or assessments, in each case in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not.

“Tax Return” means all returns, reports and documents (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) or other information or filing supplied to or required to be supplied to a Tax authority relating to Taxes, including any amendment or attachment thereto.

“Termination Fee” has the meaning set forth in Section 8.5(b)(i).

“Third Party” has the meaning set forth in Section 6.2(a)(ii).

“Trade Laws” means any Law concerning the importation, exportation, re-exportation or deemed exportation of products, technical data, technology and/or services, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, re-exportation or deemed exportation, including, but not limited to, as applicable, (a) the Tariff Act of 1930, and the Laws, regulations, and programs administered or enforced by the Commerce Department, the United States International Trade Commission, United States Customs and Border Protection, United States Immigration and Customs Enforcement and their predecessor agencies, (b) the Export Administration Act of 1979, (c) the Export Administration Regulations, including related restrictions with regard to transactions involving persons and entities on the Commerce Denied Persons List or Entity List, (d) the Arms Export Control Act, (d) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons and entities on the Debarred List, (e) the International Emergency Economic Powers Act, (f) the Trading With the Enemy Act, (g) the embargoes and restrictions administered by the Treasury Department, Office of Foreign Assets Control, (h) orders of the President of the United States regarding embargoes and restrictions on transactions with designated countries and entities, including Persons and entities designated on the list of Specially Designated Nationals and Blocked Persons, the list of Foreign Sanctions Evaders and the Sectoral Sanctions Identifications List, and (i) the anti-boycott regulations administered by the Commerce Department and the Treasury Department.

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

“Transactions” has the meaning set forth in the Recitals.

“Treasury Department” means the United States Department of the Treasury.

“Unvested Company Option” has the meaning set forth in Section 4.5(a).

“Unvested Company PSA” has the meaning set forth in Section 4.5(c)(i).

“Unvested Company PSU” has the meaning set forth in Section 4.5(c)(ii).

“Unvested Company RSU” has the meaning set forth in Section 4.5(b).

“USDA” has the meaning set forth in Section 5.1(u)(i).

“WARN Act” has the meaning set forth in Section 5.1(m)(iii).

(Signature Pages Follow)

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

PINNACLE FOODS INC.

By	/s/ Craig Steeneck
	Name:	Craig Steeneck
	Title:	Executive Vice President and Chief Financial Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

CONAGRA BRANDS, INC.

By	/s/ Sean M. Connolly
Name: Sean M. Connolly
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

PATRIOT MERGER SUB INC.

By	/s/ Colleen Batcheler
Name: Colleen Batcheler
Title: Vice President and Secretary

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PINNACLE FOODS INC.

A STOCK CORPORATION

FIRST: The name of the corporation (the “Corporation”) is:

PINNACLE FOODS INC.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares that the Corporation has authority to issue is 1000 shares of Common Stock, par value of $0.01 per share.

FIFTH: Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SIXTH: To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. Neither the amendment nor repeal of this Article Sixth, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

SEVENTH: Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation to the full extent permitted by the DGCL or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Article Seventh. Any repeal or modification of this Article Seventh shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.

EIGHTH: In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation, without any action on the part of the stockholders. The Corporation may in its bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

NINTH: The name and mailing address of the incorporator is:

Corporation Service Company,

251 Little Falls Drive,

Wilmington, DE 19808.

Annex B

EVERCORE GROUP L.L.C.

June 26, 2018

The Board of Directors of

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

Members of the Board of Directors:

We understand that Pinnacle Foods Inc., a Delaware corporation (the “Company”), has entered into an Agreement and Plan of Merger, dated as of June 26, 2018 (the “Merger Agreement”), with Conagra Brands, Inc., a Delaware corporation (“Conagra”), and Patriot Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Conagra (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”). As a result of the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Excluded Shares (as defined in the Merger Agreement), will be converted into the right to receive (i) $43.11 per share in cash, without interest (the “Cash Consideration”) and (ii) 0.6494 (the “Exchange Ratio”) of a share (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”) of common stock, par value $5.00 per share, of Conagra (the “Conagra Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock entitled to receive the Merger Consideration.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company and Conagra that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)

reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company and Conagra prepared and furnished to us by management of the Company;

(iii)

reviewed (x) certain non-public projected financial data relating to the Company prepared by management and furnished to us by management of the Company (“Company Projections”) and (y) certain non-public projected financial data relating to Conagra for its fiscal year 2019 prepared and furnished to us by management of Conagra and approved by management of the Company for our use in connection with our opinion and analyses (“Conagra Projections”);

(iv)

reviewed certain information regarding potential cost savings and operational synergies projected by managements of the Company and Conagra to result from the Merger and furnished to us by management of the Company and approved by management of the Company for our use in connection with our opinion and analyses (the “Expected Synergies”);

(v)

discussed the past and current operations and current financial condition of the Company and the Company Projections with management of the Company (including their views on the risks and uncertainties of achieving such projections);

EVERCORE GROUP L.L.C.    55 EAST 52ND STREET    NEW YORK, NY 10055    TEL: 212.857.3100    FAX: 212.857.3101

Letter to the Board of Directors of Pinnacle Foods Inc.

June 26, 2018

(vi)

discussed the past and current operations, and current financial condition of Conagra and the Conagra Projections and the Expected Synergies with management of the Company (including their views on the risks and uncertainties of achieving such projections and the Expected Synergies);

(vii)	reviewed the reported prices and the historical trading activity of the Company Common Stock and Conagra Common Stock;

(viii)	compared the financial performance of the Company and Conagra and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(ix)	compared the financial performance of the Company and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

(x)	reviewed the Merger Agreement; and

(xi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the Company Projections, the Conagra Projections and the Expected Synergies, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of, with respect to the Company Projections and the Expected Synergies, management of the Company and, with respect to the Conagra Projections and the Expected Synergies, management of Conagra, as to the future financial performance of the Company and Conagra, as applicable, and the Expected Synergies. We express no view as to the Company Projections, or the Conagra Projections or the Expected Synergies or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Merger or materially reduce the benefits to the holders of the Company Common Stock of the Merger.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or Conagra, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or Conagra under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

EVERCORE GROUP L.L.C.

Letter to the Board of Directors of Pinnacle Foods Inc.

June 26, 2018

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Merger. We express no opinion herein as to the price at which shares of the Company Common Stock or Conagra Common Stock will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Merger is consummated. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to the Company and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Company or Conagra pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company and Conagra in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Conagra and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock entitled to receive such Merger Consideration.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Adam L. Taetle
Adam L. Taetle

EVERCORE GROUP L.L.C.

Annex C

[Letterhead of Credit Suisse Securities (USA) LLC]

June 26, 2018

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, NJ 07054

Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors of Pinnacle Foods Inc. (the “Company”) with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of the Company other than the Excluded Holders (as defined below) of the Merger Consideration (as defined below) to be received by such holders in the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated June 26, 2018 (the “Merger Agreement”), by and among the Company, Conagra Brands, Inc. (“Parent”) and Patriot Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”). We understand that, among other things, pursuant to the Merger Agreement Merger Sub will merge with the Company (the “Merger”), the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock will be converted into the right to receive (i) $43.11 in cash (the “Cash Consideration”) and (ii) 0.6494 of a share (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) of common stock, par value $5.00 per share (“Parent Common Stock”), of Parent. As used herein, the term “Excluded Holders” means Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company and Parent. We have also reviewed certain other information relating to the Company and Parent, including financial forecasts relating to the Company for the five fiscal years ending December 31, 2022 prepared and provided by the management of the Company (the “Company Projections”) and guidance with respect to Parent’s future financial performance for the fiscal quarter ending May, 2018 and the fiscal year ending May, 2019 and other information prepared and provided by the management of Parent (the “Parent Guidance”). We also reviewed certain publicly available research analyst estimates with respect to Parent (the “Parent Analyst Estimates”) which Parent has advised you, and which you have directed us to assume, are consistent with the Parent Guidance. We have also spoken with the management of the Company and certain of its representatives regarding the business and prospects of the Company and Parent, respectively. We have also considered certain financial and stock market data of the Company and Parent, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and Parent, respectively and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Projections, management of the Company has advised us and we have assumed that such financial forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With your agreement we have assumed that the Parent Guidance has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parent as to the future financial performance of Parent. We express no view or opinion with respect to the Company Projections, the Parent Guidance, the Parent Analyst Estimates or the assumptions or methodologies upon which they are based and, at your direction, we have assumed that the Company Projections, the Parent Guidance and the Parent Analyst Estimates are a reasonable basis upon which to evaluate the Company, Parent and the Merger and have used and relied upon such information for purposes of our analyses and this opinion.

For purposes of our analyses and this opinion we have, with your consent, assumed that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger, that the Merger will be consummated in accordance with all applicable federal, state and local laws and regulations, and that the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals.

Our opinion only addresses the fairness, from a financial point of view, to the holders of Company Common Stock other than the Excluded Holders of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement and does not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Company has or will obtain such advice or opinions from appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board of Directors of the Company (the “Board”) or the Company to proceed with or effect the Merger. We are not expressing any opinion as to what the value of shares of Parent Common Stock actually will be when issued pursuant to the Merger or the prices or ranges of prices at which Company Common Stock or Parent Common Stock may be purchased or sold at any time. We have assumed that the shares of Parent Common Stock to be issued to holders of Company Common Stock in the Merger will be approved for listing on the New York Stock Exchange prior to the consummation of the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services which is contingent upon the consummation of the Merger. In addition, we became entitled to a fee upon the delivery of our opinion to the Board with respect to the fairness, from a financial point of view, to the holders of Company Common Stock other than the Excluded Holders of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement which is fully creditable to the extent previously paid against the fee payable upon the consummation of the Merger. The Company has also agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to the Company and its affiliates for which we and our affiliates have received, and would expect to receive, compensation including, during the past two years, having acted as joint bookrunner of certain debt financings by the Company in February, 2017 and

January, 2016. We and/or our affiliates are also participants in the Company’s credit facility and may from time-to-time be a lender to the Company thereunder. We and our affiliates may in the future provide financial advice and services, to Parent and its affiliates for which we and our affiliates would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Merger, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

It is understood that this letter is for the information of the Board in connection with its consideration of the Merger. This letter does not constitute a recommendation to the Board with respect to the proposed Merger or advice or a recommendation to any security holder of Company as to how such holder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock other than the Excluded Holders in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Credit Suisse Securities (USA) LLC

Credit Suisse Securities (USA) LLC

Annex D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware, referred to as the DGCL, law allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Restated Certificate of Incorporation and By-Laws of Conagra Inc., referred to as Conagra, contain a provision which eliminates directors’ personal liability as set forth above.

The Restated Certificate of Incorporation and the By-Laws of Conagra provide in effect that Conagra shall indemnify its directors and officers to the extent permitted by the Delaware law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

Conagra has in effect insurance policies for general officers’ and directors’ liability insurance covering all of Conagra’s officers and directors.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of June 26, 2018, among Conagra Brands, Inc., Pinnacle Foods Inc. and Patriot Merger Sub Inc. (included as Annex A to the proxy statement/prospectus forming part of this Registration Statement and incorporated by reference herein)

3.1	Certificate of Incorporation of Conagra Brands, Inc., incorporated by reference to Exhibit 3.1 of Conagra Brands, Inc.’s Current Report on Form 8-K filed on November 10, 2016 (SEC File No. 001-07275)

3.2	Amended and Restated Bylaws of Conagra Brands, Inc., incorporated by reference to Exhibit 3.1 of Conagra Brands, Inc.’s Current Report on Form 8-K filed on May 23, 2017 (SEC File No. 001-07275)

5.1	Opinion of Jones Day as to the validity of the shares of Conagra Brands, Inc. common stock to be issued in the merger

23.1	Consent of Jones Day (included in Exhibit 5.1 hereto)

23.2	Consent of KPMG LLP, independent registered public accounting firm of Conagra Brands, Inc.

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Pinnacle Foods Inc.

24.1*	Power of Attorney

99.1	Form of Proxy Card of Pinnacle Foods Inc.

99.2	Consent of Evercore Group L.L.C.

99.3	Consent of Credit Suisse Securities (USA) LLC

*	Previously filed

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Chicago, state of Illinois, on August 31, 2018.

CONAGRA BRANDS, INC.

By:	/s/ Colleen R. Batcheler
	Name:	Colleen R. Batcheler
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
* Sean M. Connolly	President and Chief Executive Officer (Principal Executive Officer)	August 31, 2018

* David S. Marberger	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 31, 2018

* Robert G. Wise	Senior Vice President and Corporate Controller (Principal Accounting Officer)	August 31, 2018

* Anil Arora	Director	August 31, 2018

* Bradley A. Alford	Director	August 31, 2018

* Thomas K. Brown	Director	August 31, 2018

* Stephen G. Butler	Director	August 31, 2018

* Thomas W. Dickson	Director	August 31, 2018

* Steven F. Goldstone	Director	August 31, 2018

* Joie A. Gregor	Director	August 31, 2018

* Rajive Johri	Director	August 31, 2018

Name	Title	Date

* Richard H. Lenny	Director	August 31, 2018

* Ruth Ann Marshall	Director	August 31, 2018

* Craig P. Omtvedt	Director	August 31, 2018

* The undersigned, by signing her name hereto, does sign and execute this registration statement on Form S-4 pursuant to the Power of Attorney executed by the above-named directors of the registrant, which is being filed herewith on behalf of such directors.

By:	/s/ Colleen R. Batcheler
Colleen R. Batcheler
Attorney-in-Fact

August 31,2018